Form 10-K405, Exhibit 13
period 1994-12-31
OCCIDENTAL PETROLEUM CORP /DE/
filed 1995-03-17
CIK 797468


                                                                                                            EXHIBIT 13

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA                                          Occidental Petroleum Corporation
Dollar amounts in millions, except per-share amounts                                                  and Subsidiaries

For the years ended December 31,                               1994         1993        1992         1991         1990
- --------------------------------                         ----------   ----------  ----------   ----------   ----------
RESULTS OF OPERATIONS
    Net sales and operating revenues                     $    9,236   $    8,116  $    8,494   $    9,498   $   10,837
    Income (loss) from continuing operations             $      (36)  $       74  $      126   $      372   $   (1,419)
    Net income (loss)                                    $      (36)  $      283  $     (591)  $      460   $   (1,695)
    Preferred dividend requirements                      $       76   $       39  $        3   $        7   $        7
    Earnings (loss) per common share from
        continuing operations                            $     (.36)  $      .12  $      .41   $     1.22   $    (4.88)
    Earnings (loss) per common share                     $     (.36)  $      .80  $    (1.97)  $     1.52   $    (5.82)

FINANCIAL POSITION
    Total assets                                         $   17,989   $   17,123  $   17,877   $   15,763   $   18,202
    Senior funded debt, net                              $    5,823   $    5,728  $    5,452   $    5,478   $    6,033
    Subordinated debt, net                               $       --   $       --  $       --   $       --   $    1,324
    Capital lease liabilities, net                       $      291   $      319  $      354   $      379   $       60
    Redeemable preferred stock                           $       --   $       --  $       --   $       --   $       13
    Stockholders' equity                                 $    4,457   $    3,958  $    3,440   $    4,340   $    4,114

    Common dividends declared per share                  $     1.00   $     1.00  $     1.00   $     1.00   $     2.50

AVERAGE SHARES OUTSTANDING (THOUSANDS)                      310,836      304,898     302,017      298,548      292,543
                                                         ----------   ----------  ----------   ----------   ----------

See Management's Discussion and Analysis and the Notes to Consolidated Financial Statements for information regarding accounting changes, asset dispositions and charges for litigation matters, environmental remediation and other costs and other special items affecting comparability.

MANAGEMENT'S DISCUSSION AND ANALYSIS

1994 BUSINESS ENVIRONMENT    The 1994 results for the exploration and production
sector of the oil industry were dominated by the sharp drop in oil prices beginning in the final quarter of 1993 and continuing into mid-1994. This drop reflected the reluctance of OPEC to adjust its collective production downward in the face of rising non-OPEC output, a weakening European economy and the fear that the resumption of exports from Iraq was imminent.
    Oil prices recovered in the last half of the year. Rising demand, OPEC's resolve to keep its production constant at 24.5 million barrels per day and the absence of any indication of the imminent return of Iraq to the market were responsible for the recovery of oil prices.
    Natural gas prices, conversely, were relatively strong during the first half of 1994 due to unusually cold weather in January and February and higher second quarter storage refilling. Gas prices in the second half dropped significantly as supply availability rose as a result of increased U.S. and Canadian drilling in 1993 and 1994. Mild weather in November and December limited the normal winter price recovery since more supply was available from producing areas and storage inventories were higher.
    The interstate natural gas pipeline industry completed its first year of operation under Federal Energy Regulatory Commission (FERC) Order 636. As a consequence, interstate pipelines no longer are marketers of natural gas but instead provide transportation and storage services. The sale of natural gas to local distribution companies and end-users has shifted to producers and nonregulated marketing companies, including interstate pipeline company affiliates.
    1994 marked a year of change for the U.S. chemical industry. Stronger than projected demand growth combined with unanticipated industry production outages contributed to a general improvement in supply-and-demand balance, allowing increases of both prices and margins. Demand for OxyChem products increased due to the strengthening of the U.S. and other economies of the world and from strong recoveries in such key end-use markets as the construction, automotive, pulp and paper, and aluminum industries. The earnings at OxyChem improved as a result of these increases in product margins and continued to benefit from cost reduction efforts of the last several years.
    Although margins eroded in the chlor-alkali business in the first quarter of 1994, a succession of caustic soda price increases throughout the year has brought margins close to historical highs in the first quarter of 1995. Prices for ethylene and ethylene co-products, such as propylene, improved dramatically in 1994. This was due to a combination of strong demand as well as shortages resulting from industry production problems. OxyChem estimates that industry ethylene prices rose more than 50 percent from the first quarter to the fourth quarter of 1994. High density polyethylene (HDPE) demand was strong in 1994, and combined with some industry shortages of its primary raw material, ethylene, allowed for the improvement of both prices and margins. Polyvinyl chloride (PVC) demand continued to grow at strong rates in 1994 which also was reflected in improved selling prices.

1994 INCOME SUMMARY    Occidental incurred a net loss of $36 million ($.36 per
share) in 1994, on net sales and operating revenues of $9.2 billion. Before the after-tax effect of the special items listed below, earnings were $31 million. The net loss included charges of $100 million for environmental and litigation matters, $48 million for expenses related to the curtailment and closure of certain chemical plant operations, $12 million for a voluntary retirement program and severance and related costs, $11 million for the impairment of oil and gas properties and an $11 million unfavorable impact related to both an explosion and charges for start-up costs at two chemical plants. In addition, the 1994 results included the following favorable special items: a gain of $16 million from the sale of Occidental's remaining interests in its producing operations in Argentina; a $15 million benefit resulting from the reversal of reserves no longer needed for anticipated liabilities related to the sale of Occidental's U.K. North Sea interests; a benefit of $13 million from a reduction of LIFO inventory; an after-tax benefit of $12 million from a reduction of the contract impairment reserve; and a net benefit of $7 million resulting from the reversal of reserves no longer required and the adoption of Statement of Financial Accounting Standards (SFAS) No. 112--"Employers' Accounting for Postemployment Benefits."

DIVISIONAL OPERATIONS    The following discussion of each of Occidental's three
operating divisions and corporate items should be read in conjunction with Note 15 to the Consolidated Financial Statements.
    Divisional earnings exclude interest income, interest expense, unallocated corporate expenses, discontinued operations, extraordinary items, the cumulative effect of changes in accounting principles and income from equity investments, but include gains from dispositions of divisional assets.
    Foreign income and other taxes and certain state taxes are included in divisional earnings on the basis of operating results. Beginning in 1992, in connection with the adoption of SFAS No. 109--"Accounting for Income Taxes," Occidental changed its method of allocating to its operating divisions charges in lieu of U.S. federal income taxes. Under this method, amounts are allocated to the divisions only to the extent of the tax effect of operating charges and credits resulting from purchase accounting adjustments, as further adjusted in accordance with SFAS No. 109.
    In accordance with the method adopted in 1992, divisional earnings in 1994 benefited by $91 million from net credits allocated. This included credits of $18 million, $41 million and $32 million in oil and gas, natural gas transmission and chemical, respectively. Divisional earnings in 1993 benefited by $42 million from net credits allocated. This included credits of $20 million and $38 million in oil and gas and chemical, respectively, and a net charge of $16 million in natural gas transmission. Divisional earnings in 1992 benefited by $24 million from net credits allocated. This included credits of $26 million and $38 million in oil and gas and chemical, respectively, and a net charge of $40 million in natural gas transmission.
    The following table sets forth the sales and earnings of each operating division and corporate items:

DIVISIONAL OPERATIONS
In millions

                                                                            Sales                      Earnings (Loss)
                                                      ---------------------------      -------------------------------
For the years ended December 31,                         1994      1993      1992         1994        1993        1992
- --------------------------------                      -------   -------   -------      -------     -------     -------
Oil and gas                                           $ 2,451   $ 1,702   $ 1,822      $    27     $   278     $   235
Natural gas transmission                                2,110     2,378     2,491          276         426         490
Chemical                                                4,677     4,042     4,198          350         173          99
Other                                                      (2)       (6)      (17)          --          --          --
                                                      -------   -------   -------      -------     -------     -------
                                                      $ 9,236   $ 8,116   $ 8,494          653         877         824
                                                      =======   =======   =======

Unallocated corporate items
    Interest expense, net                                                                 (564)       (554)       (618)
    Income taxes                                                                          (110)       (186)       (142)
    Other                                                                                  (15)        (63)         62
                                                                                       -------     -------     -------
Income (loss) from continuing operations                                                   (36)         74         126
Discontinued operations, net                                                                --         221        (622)
Extraordinary gain (loss), net                                                              --         (12)         (2)
Cumulative effect of changes in accounting
    principles, net                                                                         --          --         (93)
                                                                                       -------     -------     -------
Net income (loss)                                                                      $   (36)    $   283     $  (591)
                                                                                       =======     =======     =======

- -  OIL AND GAS    Occidental emphasizes international operations through
exploration for and production of oil and gas and through enhanced oil recovery projects to improve long-term cash flow and profitability. Occidental expects to increase domestic reserves and production above current levels through a targeted exploration program, producing property acquisitions that fit its infrastructure, such as the recent acquisitions of interests in certain U.S. Gulf Coast oil and gas properties from Agip Petroleum Co. Inc. (Agip) and of Placid Oil Company (Placid), and through improved field production efficiencies. Also, Occidental continues to dispose of nonstrategic assets.
    The operating results of 1994, compared with 1993, reflected lower worldwide crude oil prices and domestic natural gas prices and higher exploration costs, partially offset by higher international crude oil and domestic natural gas volumes. The change in sales for 1994, compared with 1993, largely reflected increased oil trading activity. The 1993 operating results, compared with 1992, reflected lower worldwide crude oil prices and lower domestic crude oil and natural gas volumes, partially offset by higher domestic natural gas prices and increased international crude oil volumes from new oil production projects.
    The 1994 results reflected charges of $45 million for environmental and litigation matters, $11 million for the impairment of oil and gas properties and $12 million for a voluntary retirement program and severance and related costs. Also included in the 1994 results was the gain of $16 million from the sale of Occidental's remaining interests in its producing operations in Argentina and a $15 million benefit resulting from the reversal of reserves no longer needed for anticipated liabilities related to the sale of Occidental's U.K. North Sea interests. The 1993 results included a benefit of $85 million, net of a federal tax charge of $45 million, resulting from the reversal of foreign tax reserves following the settlement of tax matters with foreign jurisdictions relating to the disposition of certain international oil and gas assets in 1991. The 1993 results also included a gain of $30 million on the sale of Occidental's equity interest in Trident NGL, Inc. (Trident), $25 million from a windfall profit tax refund and $5 million from a favorable litigation settlement, partially offset by a $24 million charge for environmental remediation and litigation matters. The 1992 results included a gain of $75 million from the receipt of a contingent payment in connection with the 1985 sale of a subsidiary that owned one half of Occidental's Colombian operations and a benefit of $35 million from a favorable litigation settlement, partially offset by a $32 million net charge for environmental remediation costs and a charge of $26 million to adjust the carrying value of certain domestic producing properties.

- -  NATURAL GAS TRANSMISSION    In 1994, MidCon Corp.'s (MidCon) regulated and
nonregulated companies introduced new services in response to changes in the natural gas market. Total throughput volume (excluding affiliates) decreased approximately 8 percent to 2.08 trillion cubic feet (Tcf) in 1994, compared with 2.27 Tcf in 1993. Transportation volumes decreased slightly, while sales volumes decreased approximately 17 percent. The FERC Order 636 had the effect of essentially eliminating gas sales by Natural Gas Pipeline Company of America (Natural) after December 1, 1993. Overall revenues for 1994 were lower than 1993 due to lower sales volumes at Natural; however, significant volumes of gas were sold by the nonregulated subsidiary of MidCon. Operating earnings declined in 1994, compared with 1993, reflecting changes in rates charged by Natural following the implementation of Order 636 and the settlement of a concurrent rate case. The lower sales volumes at Natural did not result in an earnings decline since regulatory procedures implementing Order 636 permitted margins from former sales service to be reallocated to transportation and gas storage services. Additionally, earnings were lower in 1994, compared with 1993, resulting from lower reversals of financial reserves for disadvantageous gas purchase contracts, partially offset by lower depreciation expense in 1994.
    The 1993 sales and operating revenues, compared with 1992, reflected lower sales volumes primarily caused by changes in FERC regulations, including the implementation of Order 636 on December 1, 1993. However, natural gas transmission results, before the benefit of reductions of the contract impairment reserve and other nonrecurring items, were approximately the same in 1993 and 1992 as a result of higher transportation margins and lower operating costs. Total throughput volume (excluding affiliates) decreased approximately 4 percent to 2.27 Tcf in 1993, compared with 2.37 Tcf in 1992. Transportation volumes remained approximately the same, while sales volumes decreased approximately 13 percent.
    The 1994 results included the benefit of $13 million from a reduction of LIFO gas storage inventory and the net benefit of $12 million from the reduction of the contract impairment reserve. The 1993 results included a net benefit of $154 million from the reduction of the contract impairment reserve and an $8 million reversal of a tax-related reserve no longer required. The 1992 results reflected a net benefit of $209 million resulting from the reduction of the contract impairment reserve. The reduction of the contract impairment reserve in each year resulted from a decrease in the net exposure under disadvantageous gas purchase contracts, the elimination of certain potential claims, the successful resolution of litigation, settlements or other changes in the expected outcome of matters covered by the reserve. Also included in 1992 was a $29 million reversal of a tax reserve, partially offset by a charge of $15 million for costs related to a reorganization of the division's operations.

- -  CHEMICAL    OxyChem's ongoing commitment to controlling costs and maintaining the reliable operations of its manufacturing facilities continues to make important contributions to earnings. Higher margins resulting from an improved supply-and-demand balance significantly benefited earnings in the latter part of 1994 and are expected to continue to do so into 1995, as price increases announced in 1994 take full effect.
    Operating earnings in 1994 improved significantly, compared with 1993, as prices and margins increased for a number of OxyChem's key products, primarily PVC, chlorine and petrochemicals. Although caustic soda market prices rose sharply in the second half of 1994, much of the impact will be seen in 1995 since OxyChem sells caustic soda mainly under term contracts which will delay much of the impact until early 1995. Additionally, the 1994 results benefited from ongoing efforts to manage costs and improve productivity and from lower depreciation expense. The higher operating earnings in 1993, compared with 1992, reflected lower manufacturing and administrative costs and improved volumes. However, margins for most products were lower as a result of competitive pricing.
    The 1994 results also reflected a $55 million charge for litigation matters and charges of $48 million for expenses related to the curtailment and closure of certain plant operations. Included in the 1994 results was an $11 million unfavorable impact related to an explosion at the Taft plant and charges for start-up costs related to the Swift Creek chemical plant. The 1993 results included a $16 million benefit resulting from the reversal of a plant closure reserve no longer required. The 1992 results included a charge of $7 million related to a fire at a chemical plant.

- -  CORPORATE    Corporate administration and other income and expense
items in 1994 included a net benefit of $7 million resulting from the reversal of reserves no longer required and the adoption of SFAS No. 112--"Employers' Accounting for Postemployment Benefits" and also reflected higher equity earnings, primarily from unconsolidated chemical investments.
    The 1993 amount included a onetime noncash charge of $55 million to adjust net deferred tax liabilities following the enactment of tax legislation in August 1993, partially offset by $13 million of interest income related to the windfall profit tax refund discussed above.
    Included in the 1992 amount was a gain of $128 million resulting from a sale of 12 million shares of Occidental's holdings in Canadian Occidental Petroleum Ltd. (CanadianOxy). Also included was a $10 million charge related to a cost reduction program announced in November 1992.

DISCONTINUED OPERATIONS    In July 1993, Occidental sold Island Creek Coal, Inc.
to CONSOL Inc. Following the closing of the sale, Occidental re-evaluated the adequacy of the reserves recorded in the fourth quarter of 1992 related to the decision to exit the coal business and reversed certain reserves no longer deemed necessary. After recognizing the effect of the sale and the reversal of reserves, an after-tax benefit of $221 million was included in discontinued operations. The net loss in 1992 from discontinued operations included the after-tax charge of $600 million related to the decision to exit the coal business and a net loss from the coal operations of $22 million for the year.

ACCOUNTING CHANGES    Beginning in 1994, Occidental revised the estimated
average useful lives used to compute depreciation for most of its chemical machinery and equipment from 20 years to 25 years and for most of its natural gas transmission property to a remaining life of 40 years. These revisions were made to more properly reflect the current economic lives of the assets based on anticipated industry conditions. The result was a reduction in net loss for the year ended December 31, 1994 of approximately $65 million, or approximately $.21 per share. Natural gas transmission and chemical divisional earnings benefited by approximately $31 million and $34 million, respectively.
    In December 1992, the Financial Accounting Standards Board issued SFAS No. 112--"Employers' Accounting for Postemployment Benefits," which substantially changed the existing method of accounting for employer benefits provided to inactive or former employees after active employment but before retirement. The statement requires that the cost of postemployment benefits (principally medical benefits for inactive employees) be recognized in the financial statements during employees' active working careers. Occidental's adoption of SFAS No. 112, effective January 1, 1994, did not have a material impact on Occidental's financial position or results of operations.
    Occidental changed its method of accounting for postretirement benefits other than pensions by adopting SFAS No. 106--"Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1992. This statement substantially changed the method of accounting for postretirement benefits by requiring that the cost of these benefits, which are primarily health care related, be recognized in the financial statements during the employees' active working careers, rather than the previously permitted practice of accounting for such costs as claims were paid. The adoption of SFAS No. 106 resulted in an after-tax charge against 1992 earnings of $529 million, including $513 million which was charged to the 1992 first quarter earnings for the cumulative effect of this accounting change and a charge of $16 million for the ongoing effect included in 1992 earnings.
    Occidental also adopted, effective January 1, 1992, SFAS No. 109-- "Accounting for Income Taxes," which requires an asset and liability approach in accounting for income taxes. Under this method, deferred income taxes are recognized, at enacted rates, to reflect the future effects of tax carryforwards and temporary differences arising between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. SFAS No. 109 required the restatement of assets and liabilities related to purchased businesses to eliminate the previously used net-of-tax accounting for such assets and liabilities, resulting in higher carrying values and therefore in higher operating charges for depreciation, depletion and amortization but lower tax expense. This statement also eliminated the concept of the utilization of net operating loss carryforwards for accounting purposes, which were previously reported as extraordinary items, by requiring the immediate recognition of losses in the year incurred, subject to realization. The adoption of SFAS No. 109 resulted in a net benefit to 1992 earnings of $285 million, including a $420 million benefit to 1992 first quarter earnings for the cumulative effect of this accounting change and a charge of $135 million attributable to and included in 1992 earnings.
    The special items included in the 1994, 1993 and 1992 results are detailed below. For further information, see Note 15 to the Consolidated Financial Statements and the discussion above.

SPECIAL ITEMS
In millions

Benefit (Charge)                                                        1994       1993       1992
- ----------------                                                       -----      -----      -----
OIL AND GAS
        Gain on sale of producing interests in Argentina               $  16      $  --      $  --
        U.K. North Sea reserve reversal                                   15         --         --
        Environmental and litigation                                     (45)       (24)       (32)
        Severance and voluntary retirement program                       (12)        --         --
        Asset impairment                                                 (11)        --        (26)
        Foreign tax reserve reversal(a)                                   --         85         --
        Gain on sale of equity interest in Trident                        --         30         --
        Windfall profit tax refund                                        --         25         --
        Litigation settlement                                             --          5         35
        Receipt of Colombian contingent payment                           --         --         75
                                                                       -----      -----      -----
NATURAL GAS TRANSMISSION
        Contract impairment reserve reversal(a)                           12        154        209
        Reduction of LIFO inventory                                       13         --         --
        Tax reserve reversal                                              --          8         29
        Reorganization                                                    --         --        (15)
                                                                       -----      -----      -----
CHEMICAL
        Litigation reserves                                              (55)        --         --
        Curtailment of operations and plant closure                      (48)        --         --
        Plant explosion and start-up costs                               (11)        --         --
        Plant closure reserve reversal                                    --         16         --
        EFW fire                                                          --         --         (7)
                                                                       -----      -----      -----
CORPORATE
        Reversal of reserves and adoption of SFAS No. 112                  7         --         --
        1993 federal tax rate change                                      --        (55)        --
        Interest portion of windfall profit tax refund                    --         13         --
        Gain on sale of CanadianOxy shares                                --         --        128
        Severance                                                         --         --        (10)
        Discontinued operations(a)                                        --        221       (622)
        Extraordinary items(a)                                            --        (12)        (2)
        Cumulative effect of accounting changes(a)                        --         --        (93)
                                                                       -----      -----      -----
(a) These amounts are shown after-tax.


CONSOLIDATED OPERATIONS--REVENUES    Net sales and operating revenues were $9.2
billion in 1994, $8.1 billion in 1993 and $8.5 billion in 1992. The increase in sales in 1994, compared with 1993, primarily reflected the impact of improved prices in PVC, chlorine and petrochemicals businesses and increased oil trading activity. The decrease in sales in 1993, compared with 1992, primarily reflected lower sales prices for most major chemical products, lower worldwide crude oil prices and lower domestic crude oil and natural gas sales volumes. These decreases were partially offset by higher domestic natural gas prices, increased international crude oil volumes and improved chemical volumes.
    Interest, dividends and other income totaled $92 million, $347 million and $446 million in 1994, 1993 and 1992, respectively. Included in the 1994 amount was the benefit of $20 million from a pretax reduction of the contract impairment reserve at MidCon, the Company's natural gas transmission division, and the $15 million benefit resulting from the reversal of reserves no longer needed for anticipated liabilities related to the sale of Occidental's U.K. North Sea interests. Included in the 1993 amount was the benefit of a $246 million pretax reduction of the contract impairment reserve at MidCon. Also included in the 1993 results were the $5 million favorable litigation settlement and the $25 million windfall profit tax refund, both recorded in the oil and gas division, and $13 million of interest income related to this windfall profit tax refund.
    Included in the 1992 amount was the benefit of a $318 million pretax reduction of the contract impairment reserve at MidCon. Also included in the 1992 results was the $35 million favorable litigation settlement in the oil and gas division.

    Income from equity investments totaled $73 million in 1994, $27 million in 1993 and $22 million in 1992. The increase in 1994, compared with 1993 and 1992, primarily reflected higher earnings from certain unconsolidated chemical investments and CanadianOxy.

CONSOLIDATED OPERATIONS--EXPENSES    Cost of sales was $6.7 billion in 1994,
$6.0 billion in 1993 and $6.3 billion in 1992. The increase in 1994 from 1993 primarily reflected increased oil trading activity. The decrease in 1993 from 1992 primarily reflected lower manufacturing and administrative costs in the chemical division.
    Selling, general and administrative and other operating expenses were $984 million in 1994, $763 million in 1993 and $837 million in 1992. The increase in 1994, compared with 1993, essentially reflected higher other operating expenses of $200 million and lower foreign exchange gains of $15 million. The higher other operating expenses included $96 million of litigation expense provisions, $48 million for expenses related to curtailment and closure of certain chemical plant operations, and higher other reserves. The decrease in 1993 from 1992 primarily reflected the benefits of Occidental's ongoing cost reduction efforts as well as charges in 1992 for reorganization and severance costs.
    Depreciation, depletion and amortization of assets was $882 million in 1994, $892 million in 1993 and $872 million in 1992. The decrease in 1994 from 1993 reflected lower depreciation expense as a result of the change in estimated average useful lives of certain chemical and natural gas transmission property, as described above, partially offset by depreciation and depletion expense associated with two major oil and gas projects completed and placed in service in mid-1993.
    Environmental remediation charges were $4 million in 1994, $18 million in 1993 and $42 million in 1992. Further information regarding these charges is provided below in the Environmental Matters section of this discussion.
    Interest and debt expense was $584 million in 1994, $580 million in 1993 and $640 million in 1992. The decrease in 1993 from 1992 primarily reflected lower overall effective interest rates and lower outstanding average debt levels in 1993.
    The provision for domestic and foreign income and other taxes was $143 million in 1994 and in 1993 and $195 million in 1992. The 1994 amount compared with 1993 reflected lower domestic taxes and increased foreign taxes resulting from relatively more income subject to tax in various foreign jurisdictions, and the absence in 1994 of two special items in 1993, as discussed below. In 1994, income taxes exceeded pretax income primarily because of substantial amounts of foreign income that was taxed individually in separate jurisdictions, before the benefit of a U.S. tax deduction for interest and corporate expenses. The decrease in 1993 from 1992 primarily reflected the $85 million reversal of foreign tax reserves, partially offset by the $55 million charge to adjust net deferred tax liabilities, as described above.

LIQUIDITY AND CAPITAL RESOURCES    Net cash provided by operating activities was
$760 million in 1994, $608 million in 1993 and $550 million in 1992. These amounts included net cash used in operating activities of discontinued operations of $15 million in 1994, $38 million in 1993 and net cash provided of $14 million in 1992. The 1994 improvement reflected improved operating earnings primarily in the chemical division. The 1993 improvement, compared with 1992, reflected changes in working capital, including proceeds of $100 million from a fourth quarter sale of an undivided percentage ownership interest in a designated pool of domestic trade receivables.
    Cash provided by operating activities in 1993 and 1992 was adversely affected by the unfavorable economic environment, resulting in lower sales prices and margins, particularly in chemical operations. Included in the 1992 amount were proceeds of $400 million from a sale of domestic trade receivables. Additionally, the 1992 amount included $35 million from the favorable litigation settlement in the oil and gas division.
    The 1994 noncash charges of $102 million primarily reflected the charges of $100 million for environmental and litigation matters and $48 million for expenses related to the curtailment and closure of certain chemical plant operations, partially offset by $22 million resulting from the reversal of reserves no longer needed and $20 million from the reduction of the contract impairment reserve. The 1993 and 1992 noncash credits primarily reflected the reductions of the contract impairment reserve, discussed above. Each of the three years also included charges for employee benefit plans, income from equity investments and other items.
    Net cash used in investing activities was $1.0 billion in 1994, compared with net cash used of approximately $876 million and $361 million in 1993 and 1992, respectively. These amounts included net cash provided by investing activities of discontinued operations of $2 million in 1993 and net cash used of $14 million in 1992.
    Capital expenditures for continuing operations totaled approximately $1.1 billion in 1994 and 1993, compared with $860 million in 1992. The 1994 amount included $818 million for oil and gas, $190 million for chemical and $93 million for natural gas transmission. The 1993 amount included $848 million for oil and gas, $166 million for chemical and $65 million for natural gas transmission. The 1994 capital expenditures reflected the cash portion of the purchase price of certain U.S. Gulf Coast oil and gas properties acquired from Agip and payments under a production sharing agreement for an enhanced oil recovery project in Qatar. The increase in 1993 from 1992 reflected substantially higher spending during 1993 in international oil and gas, in particular for the purchase of a royalty interest in the Congo and for the development of oil discoveries in Yemen and Ecuador.
    The 1994 purchase of businesses reflected cash balances obtained as a result of the acquisition of Placid, which was consummated through the issuance of Occidental common and preferred stock, as described below. The 1992 purchase of businesses reflected the purchase of chemical operations that complemented Occidental's chemical business.
    The 1993 proceeds from the sale of businesses and disposals of property, plant and equipment included the sale of Occidental's equity interest in Trident for approximately $121 million and the disposition of the coal business and other assets. The 1992 proceeds from the sale of businesses and disposals of property, plant and equipment included the sale of the CanadianOxy shares, the receipt of a contingent payment related to the 1985 sale of the subsidiary that owned one half of Occidental's Colombian operations and the sale of the natural gas transmission division's Iowa pipeline.
    Net cash payments on disadvantageous or "impaired" gas purchase contracts and related recoveries resulted mainly from changes by the FERC in regulation of interstate pipelines, including Natural. Order 636 essentially eliminated interstate pipeline sales altogether in 1993. See 1995 Business
Outlook--Natural Gas Transmission Industry for a further discussion of the impaired gas purchase contracts and the impact of changes in FERC regulations.
    In 1994 and 1993, impaired contract net payments totaled $1 million and $12 million, respectively. In 1992, recoveries, net of payments, totaled $116 million in relation to the impaired natural gas purchase and sales contracts of MidCon's interstate and intrastate pipeline subsidiaries. These payments, together with certain other noncash consideration, were charged principally to the reserve established in connection with the purchase of MidCon.
    Financing activities provided cash of $219 million in 1994, compared with net cash provided of $340 million in 1993 and net cash used of $317 million in 1992. The 1994 amount included net cash proceeds of approximately $557 million from the February public offering of 11,388,340 shares of $3.00 cumulative CXY-indexed convertible preferred stock. In 1994, proceeds from borrowings, net of repayments of debt, resulted in net cash provided of $26 million. The 1993 amount included net cash proceeds of $563 million from the February issuance of 11,500,000 shares of $3.875 cumulative convertible preferred stock. In 1993, proceeds from lower cost borrowings, net of repayments of higher cost debt, resulted in net cash provided of $108 million.
    Occidental paid preferred and common stock dividends of $376 million in 1994, $335 million in 1993 and $306 million in 1992. The increase in 1994 and 1993 primarily reflected the dividends on the preferred stocks discussed above.
    Cash used by investing activities exceeded cash provided by operating activities for the years ended December 31, 1994 and 1993. Occidental funded this net cash use through borrowings and issuance of preferred stock.
Occidental believes that, through internally generated funds and financing activity, it will have sufficient funds to continue its current capital spending programs.
    Occidental has a centralized cash-management system that funds the working capital and capital expenditure requirements of its various subsidiaries. There are no provisions under existing debt agreements that significantly restrict the ability to move funds among operating entities.
    At December 31, 1994 and 1993, cash and cash equivalents and marketable securities were $129 million and $157 million, respectively. At December 31, 1994, working capital was $57 million, compared with negative working capital of $114 million at December 31, 1993. Occidental had available, at December 31, 1994, $2.2 billion of committed credit lines and draws on them, as needed, to maintain sufficient cash balances for daily operating and other purposes.
    Trade receivables, net, increased to $831 million at December 31, 1994 from $539 million at December 31, 1993. The change primarily reflected increased oil trading activity and higher chemical sales in the fourth quarter of 1994, compared with the same period of 1993.
    Equity investments increased to $692 million at December 31, 1994 from $482 million at December 31, 1993. The change primarily reflected the inclusion of equity investments as a result of the acquisition of Placid.
    The net increase in accounts payable and accrued liabilities primarily reflected higher rate refunds due customers in the natural gas transmission division and increased oil trading activity.
    Senior funded debt, net of current maturities and unamortized discount, increased to $5.823 billion at December 31, 1994, from $5.728 billion at December 31, 1993. The net change reflected proceeds from borrowings that were used in Occidental's operations and capital expenditure program and for other general corporate purposes, partially offset by the application of net proceeds from the preferred stock issuance described above. In addition, the 1994 amount reflected approximately $31 million of senior funded debt assumed in connection with the acquisition of Placid. Principal payments of senior funded debt in 1994 were $406 million. At December 31, 1994, minimum principal payments on senior funded debt, including sinking fund requirements, totaled $48 million in 1996, $323 million in 1997, $641 million in 1998, $1.427 billion in 1999, $353 million in 2000 and $3.194 billion thereafter. However, Occidental has the option to call certain issues of senior funded debt prior to their maturity dates.
    Deferred and other income taxes increased to $2.565 billion at December 31, 1994, from $2.388 billion at December 31, 1993. The increase reflected changes in net deferred taxes as a result of purchase accounting adjustments for the acquisition of Placid and other changes in deferred income taxes, including reclassifications.
    Other liabilities decreased to $2.937 billion at December 31, 1994, from $2.988 billion at December 31, 1993. The change primarily reflected charges for environmental and litigation matters in the oil and gas and chemical divisions, discussed above, and liabilities assumed as a result of the acquisition of Placid, which were more than offset by payments and reclassifications.
    The paid-in capital component of stockholders' equity was $5.004 billion in 1994, compared with

$5.212 billion in 1993 and $5.532 billion in 1992. The decreases in 1994 and 1993 primarily reflected dividends declared, partially offset by the issuance of common stock for the 1994 acquisitions of Placid and the Agip property interests, and the issuance of common stock to various employee benefit plans and the dividend reinvestment plan.
    The retained earnings component of stockholders' equity was a deficit of $1.929 billion in 1994, $1.883 billion in 1993 and $2.152 billion in 1992. The changes in 1994 and 1993 primarily reflected net income or loss, as applicable.
    On December 29, 1994, Occidental acquired Placid for an aggregate purchase price of approximately $250 million through the issuance of 3,606,484 shares of $3.875 cumulative convertible voting preferred stock, with a value of $175 million, and the balance through the issuance of 3,835,941 shares of Occidental common stock.
    Placid has oil and gas exploration and production properties primarily in the U.S. Gulf Coast and the Netherlands. These properties have proved reserves of approximately 12 million barrels of oil and 242 billion cubic feet of natural gas. Placid also has an approximate 39 percent interest in a major pipeline system in the Dutch sector of the North Sea, which includes 170 miles of main and feeder lines.
    The acquisition has been accounted for by the purchase method. Accordingly, the cost of the acquisition was allocated to the assets acquired and liabilities assumed based upon their estimated respective fair values. The allocation of the purchase price will be finalized during 1995 upon completion of the asset valuations and resolution of the preacquisition contingencies, if any. The Placid acquisition will be antidilutive to earnings.
    In addition, as previously mentioned, on March 31, 1994, Occidental acquired interests in certain U.S. Gulf Coast oil and gas properties from Agip for a purchase price of $161 million through the issuance of 5,150,602 shares of Occidental common stock and the balance paid in cash.
    Commitments at December 31, 1994 for major capital expenditures during 1995 and thereafter were approximately $438 million, which included Occidental's oil and gas development commitments in Qatar and Venezuela. Estimated total capital expenditures for 1995 are approximately $960 million, the majority of which is for oil and gas.
    During the third quarter of 1994, Occidental signed an agreement with the government of the state of Qatar to substantially increase oil production and recoverable reserves in the Idd el Shargi North Dome field and provide technical support and services to improve production in all of the country's oil fields. Occidental will invest more than $700 million in development capital over the 25-year life of the project and will receive a share of the oil production.
    On January 31, 1995, the FERC approved a settlement of Natural's rate case. This settlement will result in refunds being made to customers. Approximately $128 million, relating to this rate overcollection for 1994 and 1993, was provided for in those years but is expected to be refunded during 1995. Consequently, this refund will not have a negative impact on Occidental's results of operations in 1995.

HEDGING ACTIVITIES    Occidental periodically uses commodity futures contracts,
options and swaps to hedge the impact of oil and natural gas price fluctuations and uses forward exchange contracts to hedge the risk associated with fluctuations in foreign currency exchange rates. Occidental does not engage in activities using highly complex or leveraged instruments. Gains and losses on commodity futures contracts are deferred and recognized in income as an adjustment to sales revenue or purchase costs when the related transaction being hedged is finalized. Gains and losses on foreign currency forward exchange contracts that hedge identifiable future commitments are deferred and recognized when the related item being hedged is settled. All other contracts are recognized in periodic income.
    In addition, the oil and gas division engages in oil and gas trading activity through the use of future purchase and sale contracts. The results generally are not significant and are included in periodic income.
    Many of Occidental's foreign chemical operations and foreign oil and gas operations are located in Latin America and other developing countries whose currencies generally depreciate against the U.S. dollar on a continuing basis. An effective currency forward market does not exist for these countries; therefore, Occidental attempts to manage its exposure primarily by balancing monetary assets and liabilities and maintaining cash positions only at levels necessary for operating purposes. The major foreign currency positions at December 31, 1994 are generally in a net liability position, effectively eliminating the potentially unfavorable effects of devaluation.
    Interest rate swaps are entered into as part of Occidental's overall strategy to maintain part of its debt on a floating rate basis. From time to time, Occidental enters into interest rate swaps on specific debt. In November 1993, Occidental entered into interest rate swaps on newly issued fixed-rate debt for notional amounts totaling $530 million, converting this fixed-rate debt to floating-rate debt. The swap rate difference resulted in approximately $6 million and $1 million savings in interest expense for 1994 and 1993, respectively, compared to what interest expense would have been had the debt remained at fixed rates. The impact of the swap on the weighted average interest rates for 1994 and 1993 was not significant. The fair value of interest rate swaps is the amount at which they could be settled, based on estimates obtained from dealers. Based on these estimates at December 31, 1994, Occidental would be required to pay approximately $54 million to terminate its interest rate swap agreements. Occidental will continue its strategy of maintaining part of its debt on a floating rate basis and therefore intends to hold these agreements to maturity.

TAXES    At December 31, 1994, Occidental had recorded net deferred tax liabilities aggregating approximately $2.3 billion, which is net of deferred tax assets of approximately $2.0 billion. The current portion of the deferred tax assets of $285 million is included in prepaid expenses and other. The net deferred tax assets are expected to be realized against future reversals of existing taxable temporary differences.

LAWSUITS, COMMITMENTS AND CONTINGENCIES    Occidental and certain of its
subsidiaries are parties to various lawsuits, environmental and other proceedings and claims that involve substantial amounts. See Note 8 to the Consolidated Financial Statements. Occidental also has commitments under contracts, guarantees and joint ventures and certain other contingent liabilities. See Note 9 to the Consolidated Financial Statements. In management's opinion, after taking into account reserves, none of these matters should have a material adverse effect upon the consolidated financial position of Occidental, although the resolution in any reporting period of one or more of these matters could have a material impact on Occidental's results of operations for that period.

ENVIRONMENTAL MATTERS    Occidental's operations in the United States are
subject to increasingly stringent federal, state and local laws and regulations relating to improving or maintaining the quality of the environment. Foreign operations also are subject to varied environmental protection laws and strive to be compatible with the objectives of U.S. environmental laws. Costs associated with environmental compliance have increased over time and are expected to continue to rise in the future. Environmental expenditures, related to current operations, are factored into the overall business planning process. These expenditures are considered less of an incremental cost but are treated more as an integral part of production in manufacturing quality products responsive to market demand.
    The laws which require or address remediation apply retroactively to previous waste disposal practices. And, in many cases, the laws apply regardless of fault, legality of the original activities or ownership or control of sites. Occidental is currently participating in environmental assessments and cleanups under these laws at federal Superfund sites, comparable state sites and other remediation sites, including Occidental facilities and previously owned sites. Also, Occidental and certain of its subsidiaries have been involved in a substantial number of governmental and private proceedings involving historical practices at various sites, including in some instances, having been named as defendants and/or as potentially responsible parties (PRPs) under the federal Superfund law. These proceedings seek funding and/or remediation and, in some cases, compensation for alleged personal injury or property damage, punitive damages and civil penalties, aggregating substantial amounts.
    Occidental does not consider the number of Superfund and comparable state sites at which it has been notified that it has been identified as being involved as a relevant measure of exposure. Although the liability of a PRP or, in many cases, its equivalent under state law is joint and several, Occidental is usually one of many companies cited as a PRP at these sites and has, to date, been successful in sharing cleanup costs with other financially sound companies. Also, many of these sites are still under investigation by the Environmental Protection Agency (EPA) or the state agencies. Prior to actual cleanup, the parties involved assess site conditions and responsibility and determine the appropriate remedy. The majority of remediation costs are incurred after the parties obtain EPA or equivalent state agency approval to proceed. The ultimate future cost of remediation of certain of the sites for which Occidental has been notified that it has been identified as involved is not known.
    As of December 31, 1994, Occidental had been notified by the EPA or equivalent state agencies or otherwise had become aware that it had been identified as being involved at 278 Superfund or comparable state sites. (This number does not include 45 sites where Occidental has been successful in resolving its involvement.) The 278 sites include 76 former Diamond Shamrock Chemical sites as to which Maxus Energy Corporation has retained all liability, and two sites at which the extent of such retained liability is disputed. Of the remaining 200 sites, Occidental has had no communication or activity with government agencies or other PRPs in three years at 28 sites, and has denied or has yet to determine involvement in 54 sites. With respect to the remaining 118 of these sites, Occidental is in various stages of evaluation. For 69 of these sites, where environmental remediation efforts are probable and the costs can be reasonably estimated, Occidental has accrued reserves at the most likely cost to be incurred. In determining the reserves, Occidental uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements. For the remaining 49 of these sites, Occidental does not have sufficient information to determine a range of liability, but Occidental does have sufficient information on which to base the opinion expressed above in the Lawsuits, Commitments and Contingencies section. For management's opinion on lawsuits and proceedings and on other environmental loss contingencies, see the Lawsuits, Commitments and Contingencies section. For further discussion of one separately disclosed site, see Note 8 to the Consolidated Financial Statements.
    Occidental provided additional reserves of approximately $4 million in 1994, $18 million in 1993 and $42 million in 1992 for costs associated with expected remediation efforts at a number of sites. The 1994 amount related entirely to the oil and gas division. The 1993 amount included a $17 million provision in the oil and gas division and a $1 million provision in the chemical division. The 1992 amount related entirely to the oil and gas division. As of December 31, 1994 and 1993, Occidental had environmental reserves of approximately $635 million and $742 million, respectively.
    Occidental's estimated operating expenses in 1994 relating to compliance with environmental laws and regulations governing ongoing operations were approximately $114 million, compared with $110 million in 1993 and $117 million in 1992. The 1994 amount included $74 million in the chemical division, $34 million in the oil and gas division and $6 million in the natural gas transmission division. In addition, estimated capital expenditures for environmental compliance were $67 million in 1994, compared with $83 million in 1993 and $80 million in 1992. The 1994 amount included $42 million in the oil and gas division, $24 million in the chemical division and $1 million in the natural gas transmission division. Divisional operating and capital expenditures for environmental compliance are expected to increase in the future.

FOREIGN INVESTMENTS    Portions of Occidental's oil and gas assets are located
in countries outside North America, some of which may be considered politically and economically unstable. These assets and the related operations are subject to the risk of actions by governmental authorities and insurgent groups. Occidental attempts to conduct its financial affairs so as to protect against such risks and would expect to receive compensation in the event of nationalization. At December 31, 1994, the carrying value of Occidental's oil and gas assets in countries outside North America aggregated approximately $1.942 billion, or approximately 11 percent of Occidental's total assets at that date. Of such assets, approximately $527 million was located in the Middle East, $506 million was located in Latin America, and substantially all of the remainder were located in the Netherlands, West Africa, Russia and Pakistan.

1995 BUSINESS OUTLOOK
- -  OIL AND NATURAL GAS INDUSTRY    The interplay between global politics, world
oil supply and demand and the pace of economic growth worldwide will remain the key factor in determining future crude oil prices. The NYMEX crude oil futures market has emerged as a powerful influence on price as traders react instantaneously to their perception of changing market fundamentals and news about global political events. Oil and gas prices are sensitive to these and other complex factors, most of which are outside the control of Occidental. Accordingly, Occidental is unable to predict with certainty the direction, magnitude or impact of future trends in sales prices for oil and gas.
    With oil consumption continuing to rise steadily everywhere except in the former Soviet Union, capacity must be developed to meet demand over the longer term. At an indeterminate point, Iraqi production will return to the world market. Some capacity will be developed in non-OPEC countries through successful exploration and improved recovery techniques, but coupled with the natural decline of existing sources, the supply from non-OPEC countries will probably remain flat over the near term. At present, only the Gulf OPEC countries have producing capacity to make up any serious shortages of supplies. Over the longer term, capacity expansion will occur mainly in the OPEC countries, principally the Middle East and Venezuela. The former Soviet Union is an opportunity for future capacity growth, but present political conditions will have to change considerably to attract and retain Western capital and technology. In response to the need for new producing capacity, Occidental will continue its active program of exploration. In addition, Occidental expects to continue to pursue opportunities to undertake enhanced oil recovery projects in underdeveloped fields around the world.
    The sector of the oil and gas industry that has attracted the most attention recently is natural gas. Natural gas consumption in the United States increased for the eighth consecutive year in 1994 to over 21 Tcf. This is the highest level since 1974. The outlook for continued increases in natural gas demand remains positive because it is a clean burning, relatively abundant fuel, making it very attractive in this "age of environment." It has long been used for residential heating and burned under industrial and utility boilers. Efforts are being made to adapt it as a transport fuel.
    The United States has large potential reserves of natural gas. With increased demand, companies have resumed exploration in natural gas-prone areas, and drilling activity increased during 1994.
    In the past, structural problems, such as government price controls, production and consumption regulations and cumbersome contract problems, impeded the gas industry's ability to respond to rapidly changing competitive conditions and price changes.
    However, the industry recently has made changes to resolve these problems. Supply contract problems have been resolved. The industry is aggressively pursuing its existing markets and expanding into new ones. Government regulations have been reduced and/or eliminated. Also, natural gas pricing has become much more responsive to market changes.
    An anticipated increase in economic activity in 1995 will in turn translate into an increased need for energy, including natural gas. However, despite the outlook for increasing demand for the longer term, a sharp rise in U.S. and Canadian drilling in 1993 and 1994 has resulted in excessive gas supply relative to demand and a corresponding decline in gas prices since mid-1994.
Gas storage reached a record-high level as the 1994-95 winter heating season commenced, and a very mild winter lowered gas demand relative to the previous winter, exerting additional downward pressure on gas prices.

- -  NATURAL GAS TRANSMISSION INDUSTRY    Increased gas consumption stimulated by
economic growth and lower gas prices is expected to have a favorable impact on the gas transmission industry by generating new investment opportunities for gas pipelines. Demand growth is generally projected for eastern gas markets, and MidCon's pipelines and storage assets are strategically located to play a role in serving those markets by moving gas from western, mid-continent and Canadian supply areas.
    Implementation of Order 636 has further increased competition in the interstate natural gas industry, including competition for services in Natural's markets, resulting in utility customers reevaluating gas supply and transportation strategies. Under Order 636, interstate gas pipelines like
Natural no longer sell gas but continue to provide transportation and storage services. Virtually all the throughput capacity on Natural's interstate system has been sold out under firm service contracts for this heating season.
    Utility customers are expected to continue to reevaluate pipeline services as part of their overall review of gas acquisition policies. This review process is expected to further increase the level of competition for transportation and related storage services. As utility customers seek more customized services, they create additional business opportunities. For example, customized services for peak demand delivery of gas are increasingly important and MidCon's nonregulated marketing unit, MidCon Gas Services Corp. (MidCon Gas), is one of the industry's largest managers of unregulated storage services to support peak demand requirements.
    In 1994, MidCon Gas was successful in marketing a rebundled sales service to several of Natural's former sales customers covering 800 million cubic feet
(Mmcf) of gas per day of their "no-notice" service. MidCon Gas manages storage and transportation rights for these customers and secures gas supply to provide them with "no-notice" rebundled sales service. The expertise of MidCon Gas in storage management was instrumental in securing this business. For the 1994-95 heating season, MidCon Gas managed approximately 70 billion cubic feet (Bcf) of storage gas in providing winter peaking and storage services.
    In the future, gas utility customers are expected to require even more customized services and will seek to increase utilization of their own storage assets. MidCon Gas expects that there will be a growing market for gas portfolio management services and that its experience in managing storage will be beneficial in securing increased business.
    Under Order 636, pipelines are utilizing a straight fixed variable rate design under which revenues are collected more evenly throughout the year than had been the case prior to 1994, resulting in lower seasonal fluctuations in pipeline quarterly revenue and income.
    On January 31, 1995, the FERC approved a settlement of the rate case under which Natural has been operating for the past 18 months. This settlement calls for Natural to file a new rate case in mid-1995, to be effective December 1, 1995. Natural's existing transportation and storage service agreements with its major Midwestern utility customers terminate on that date. A portion of business with those customers is expected to be moved to other pipelines as customers further diversify their supply portfolios. Natural is presently renegotiating expiring contracts with current customers. Although a portion of business may move to other pipelines, Natural expects to add new customers.
    The new rate case will include services and pricing responsive to customer requirements. Natural is working with customers to establish a more flexible approach to providing customized services to enhance system utilization and increase revenue.
    An "open access" program for interstate pipelines was promulgated by the FERC in 1986. Traditional customers could purchase directly from producers and other marketers; however, the pipelines were not released from purchase obligations under long-term supply contracts with producers. Claims under these contracts were resolved and MidCon's interstate subsidiary, Natural, was allowed by the FERC to recover 50 percent of its settlement costs, plus interest, from its customers.
    However, a number of these long-term contracts continue to be in effect and their disadvantageous terms will result in additional costs to be recovered either from customers under procedures established as a result of Order 636 or charged to the reserve created upon the acquisition of MidCon. See the Lawsuits, Commitments and Contingencies section above for further discussion.
    Order 636 essentially eliminated interstate pipeline gas supply sales altogether. When Natural discontinued merchant service on December 1, 1993, it no longer needed gas supplies to meet sales requirements. Natural has eliminated most of its gas supply contracts through termination or buyout. Of the contracts that remain, Natural's obligations are being resolved in a number of ways in order to minimize gas supply realignment (GSR) costs.
    Natural has reached settlements with its former sales customers providing for recovery of a significant amount of its GSR costs. These settlements, which have been approved by the FERC, provide for recoveries over a four-year period that commenced in December 1993. The FERC has also permitted Natural to implement, subject to possible refund, a tariff mechanism to recover additional portions of its GSR costs in rates charged to transportation customers that were not party to the settlements.

- -  CHEMICAL INDUSTRY
        BASIC CHEMICALS    Chlorine and caustic soda are co-products that are
produced in roughly equal proportions known as electrochemical units (ECU). In 1994, demand for chlorine and chlorine-related derivatives continued to be strong. For caustic soda, improved demand from the pulp and paper and export aluminum industries, combined with general economic improvement, allowed for improvement in margins and provided higher combined margins on an ECU basis.
    Markets that offer the strongest outlet for chlorine production include ethylene dichloride (EDC), vinyl chloride monomer (VCM), and PVC. EDC is a precursor to VCM which, in turn, is used in the manufacture of PVC. Although worldwide EDC pricing declined somewhat in 1994, chlorine and VCM prices increased. Strong demand is expected to continue in 1995 for chlorine, EDC, VCM and PVC.
    Strong caustic soda demand should continue in 1995. Pricing will be substantially higher entering into 1995 as the full impact of price increases announced in 1994 take effect.
    Due to strong demand, the chlorine and caustic soda industry operated essentially at capacity in 1994. OxyChem expects to see little change in operating rates in 1995.
    Chlorine markets will continue to experience pressure from various environmental groups and regulatory authorities seeking alternatives to, or substitutes for, compounds containing chlorine. While demand in fact has fallen in some market segments, such as pulp and paper, demand from the PVC industry has more than offset those reductions. Occidental believes that the overall market for chlorine will remain strong led by PVC demand.
    The potassium hydroxide market, which includes end uses in the production of soaps, liquid fertilizers and television tubes, is expected to continue to grow at a rate of 3 to 4 percent in 1995.

        PETROCHEMICALS    The primary petrochemicals, such as ethylene, are
precursors to a wide variety of consumer and industrial products. This relationship and the fact that petrochemicals account for more than 20 percent of all chemicals in world trade make the domestic industry highly vulnerable to fluctuations in worldwide economic conditions. Success for the petrochemical industry in the late 1980s led to a series of capacity expansions resulting in excess capacity and depressed margins through 1993. In 1994, however, while industry ethylene capacity increased approximately 1.3 billion pounds (2.7 percent), demand grew by 6 percent. The overall result was that industry operating rates improved from 90 to 93 percent, compared with 1993. Planned maintenance and unplanned outages in the industry resulted in temporarily reduced capacity, which made actual operating rates higher. Although lagging behind the U.S. economic recovery, the current expansion of the economies in Western Europe and the Far East is resulting in increased petrochemical demand and improving utilization rates on a global basis as well as in the United States.
    In 1995, both demand and capacity are expected to grow in the 5 to 6 percent range with projected operating rates similar to those in 1994. OxyChem is able to operate its ethylene plants at full capacity because it consumes all the ethylene it produces, mainly for the manufacture of ethylene oxide and ethylene glycol (used in antifreeze, polyester fibers, plastic bottles and detergents), EDC and VCM.
    Higher demand also resulted in higher prices for the major co-products of ethylene--propylene, benzene and butadiene--as demand for their end uses-- styrene, phenol, polypropylene and acrylonitrile--increased in 1994. This trend is expected to continue in 1995, allowing these co-products to contribute to the enhancement of ethylene margins.
    U.S. ethylene glycol demand increased approximately 10 percent in 1994, relieving an excess capacity situation and allowing for some improvement in margins.

        POLYMERS & PLASTICS    The demand for PVC, which is tied closely to
residential and commercial construction and automobile manufacturing, increased by 9 percent in 1994. In addition to an improving domestic picture, worldwide growth in demand for PVC resins is expected to continue. While this growth has been fueled by advancements in less developed areas of the world, OxyChem expects to see improvements in both Europe and Japan as their economies recover from recession. Export demand is an important factor in the U.S. PVC industry. Over the past decade, 10 to 14 percent of annual U.S. production was sold in international markets. This pattern is expected to continue.
    Based on the economic outlook for 1995, OxyChem expects continued demand growth will push industry operating rates above the 95 percent level achieved in 1994.
    OxyChem's PVC business is well balanced in all the major end-use markets and well supported by a completely integrated feedstock supply. OxyChem has significant market share positions as a supplier in the following markets: PVC pipe, vinyl siding, vinyl wall covering, sheet vinyl flooring, vinyl floor tile, vinyl electrical insulation, PVC window frames and environmental liners.

STOCKHOLDERS AND MARKET DATA

Occidental's common stock was held by approximately 124,000 stockholders of record at year-end 1994, with an estimated 237,000 additional stockholders whose shares were held for them in street name or nominee accounts. The common stock is listed and traded principally on the New York and Pacific stock exchanges and also is listed on various foreign exchanges. The quarterly financial data on pages 61 and 62 sets forth the range of trading prices for the common stock as reported on the New York Stock Exchange's composite tape.

REPORT OF MANAGEMENT

The management of Occidental Petroleum Corporation is responsible for the integrity of the financial data reported by Occidental and its subsidiaries. Fulfilling this responsibility requires the preparation and presentation of consolidated financial statements in accordance with generally accepted accounting principles. Management uses internal accounting controls, corporate-wide policies and procedures and judgment so that such statements reflect fairly the consolidated financial position, results of operations and cash flows of Occidental.

CONSOLIDATED STATEMENTS OF OPERATIONS                                       Occidental Petroleum Corporation
In millions, except per-share amounts                                                       and Subsidiaries

For the years ended December 31,                                              1994         1993         1992
- --------------------------------                                           -------      -------      -------
REVENUES
      Net sales and operating revenues
           Oil and gas operations                                          $ 2,451      $ 1,702      $ 1,822
           Natural gas transmission operations                               2,110        2,378        2,491
           Chemical operations                                               4,677        4,042        4,198
           Interdivisional sales elimination and other                          (2)          (6)         (17)
                                                                           -------      -------      -------
                                                                             9,236        8,116        8,494

      Interest, dividends and other income                                      92          347          446
      Gains on disposition of assets, net (Note 3)                              15           54          215
      Income from equity investments (Note 13)                                  73           27           22
                                                                           -------      -------      -------
                                                                             9,416        8,544        9,177
                                                                           -------      -------      -------
COSTS AND OTHER DEDUCTIONS
      Cost of sales                                                          6,726        5,971        6,349
      Selling, general and administrative and other operating
        expenses                                                               984          763          837
      Depreciation, depletion and amortization of assets                       882          892          872
      Environmental remediation charges                                          4           18           42
      Exploration expense                                                      127          102          112
      Interest and debt expense, net                                           584          580          640
      Minority interests in net income of subsidiaries and
        partnerships                                                             2            1            4
                                                                           -------      -------      -------
                                                                             9,309        8,327        8,856
                                                                           -------      -------      -------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES                          107          217          321
Provision for domestic and foreign income and other taxes
   (Note 10)                                                                   143          143          195
                                                                           -------      -------      -------

INCOME (LOSS) FROM CONTINUING OPERATIONS                                       (36)          74          126
Discontinued operations, net (Note 3)                                           --          221         (622)
Extraordinary gain (loss), net (Note 4)                                         --          (12)          (2)
Cumulative effect of changes in accounting principles, net
   (Note 4)                                                                     --           --          (93)
                                                                           -------      -------      -------
NET INCOME (LOSS)                                                          $   (36)     $   283      $  (591)
                                                                           =======      =======      =======

EARNINGS (LOSS) APPLICABLE TO COMMON STOCK                                 $  (112)     $   244      $  (594)
                                                                           =======      =======      =======

EARNINGS PER COMMON SHARE
      Income (loss) from continuing operations                             $  (.36)     $   .12      $   .41
      Discontinued operations, net                                              --          .72        (2.06)
      Extraordinary gain (loss), net                                            --         (.04)        (.01)
      Cumulative effect of changes in accounting principles, net                --           --         (.31)
                                                                           -------      -------      -------
EARNINGS (LOSS) PER COMMON SHARE (Note 1)                                  $  (.36)     $   .80      $ (1.97)
                                                                           =======      =======      =======


The accompanying notes are an integral part of these financial statements.

                                       33

CONSOLIDATED BALANCE SHEETS
In millions, except share amounts

Assets at December 31,                                                                    1994       1993
- ----------------------                                                                 -------    -------
CURRENT ASSETS
       Cash and cash equivalents (Note 1)                                              $   129    $   157
       Receivables
            Trade, net of reserves of $17 in 1994 and $13 in 1993                          831        539
            Joint ventures, partnerships and other                                         134        128
       Inventories (Notes 1 and 5)                                                         748        791
       Prepaid expenses and other (Note 10)                                                416        319
                                                                                       -------    -------
            TOTAL CURRENT ASSETS                                                         2,258      1,934
                                                                                       -------    -------
LONG-TERM RECEIVABLES, NET                                                                 131         93
                                                                                       -------    -------
EQUITY INVESTMENTS (Notes 1 and 13)                                                        692        482
                                                                                       -------    -------
PROPERTY, PLANT AND EQUIPMENT, AT COST (Notes 1, 3, 6 and 7)
       Oil and gas operations                                                            8,180      7,335
       Natural gas transmission operations                                               8,383      8,364
       Chemical operations                                                               6,621      6,530
       Corporate and other                                                                 202        199
                                                                                       -------    -------
                                                                                        23,386     22,428
       Accumulated depreciation, depletion and amortization                             (8,884)    (8,144)
                                                                                       -------    -------
                                                                                        14,502     14,284
                                                                                       -------    -------
OTHER ASSETS (Note 1)                                                                      406        330
                                                                                       -------    -------
                                                                                       $17,989    $17,123
                                                                                       =======    =======

The accompanying notes are an integral part of these financial statements.

                                                                                  Occidental Petroleum Corporation
                                                                                                  and Subsidiaries

Liabilities and Equity at December 31,                                                           1994         1993
- --------------------------------------                                                        -------      -------
CURRENT LIABILITIES
       Current maturities of senior funded debt and capital lease liabilities
         (Notes 6 and 7)                                                                      $    69      $    32
       Notes payable (Note 1)                                                                      20           42
       Accounts payable                                                                           847          870
       Accrued liabilities (Note 1)                                                             1,113          906
       Dividends payable                                                                           99           88
       Domestic and foreign income taxes (Note 10)                                                 53          110
                                                                                              -------      -------
            TOTAL CURRENT LIABILITIES                                                           2,201        2,048
                                                                                              -------      -------
SENIOR FUNDED DEBT, NET OF CURRENT MATURITIES
   AND UNAMORTIZED DISCOUNT (Note 6)                                                            5,823        5,728
                                                                                              -------      -------
DEFERRED CREDITS AND OTHER LIABILITIES
       Deferred and other domestic and foreign income taxes (Note 10)                           2,565        2,388
       Other (Notes 1, 3, 7 and 12)                                                             2,937        2,988
                                                                                              -------      -------
                                                                                                5,502        5,376
                                                                                              -------      -------
CONTINGENT LIABILITIES AND COMMITMENTS (Notes 6, 7, 8, 9 and 10)

MINORITY EQUITY IN SUBSIDIARIES AND PARTNERSHIPS (Note 1)                                           6           13
                                                                                              -------      -------
NONREDEEMABLE PREFERRED STOCK, COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY (Note 11)
       Nonredeemable preferred stock, $1.00 par value; authorized 50 million shares;
            outstanding shares: 1994--26,494,824 and 1993--11,500,000;
            stated at liquidation value of $50 per share                                        1,325          575
       Common stock, $.20 par value; authorized shares: 1994--500 million and
            1993--400 million; outstanding shares: 1994--316,852,545 and 1993--305,603,228         63           61
       Other stockholders' equity
            Additional paid-in capital                                                          5,004        5,212
            Retained earnings (deficit)                                                        (1,929)      (1,883)
            Cumulative foreign currency translation adjustments (Note 1)                           (6)          (7)
                                                                                              -------      -------
                                                                                                4,457        3,958
                                                                                              -------      -------
                                                                                              $17,989      $17,123
                                                                                              =======      =======
The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF NONREDEEMABLE PREFERRED
STOCK, COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY                                         Occidental Petroleum Corporation
In millions                                                                                                and Subsidiaries

                                                                                                 Other Stockholders' Equity
                                                                                      -------------------------------------
                                                                                                                 Cumulative
                                                                  Non-                Additional     Retained       Foreign
                                                            redeemable                   Paid-in     Earnings      Currency
                                                             Preferred       Common      Capital     (Deficit)  Translation
                                                                 Stock        Stock     (Notes 6     (Notes 6   Adjustments
                                                              (Note 11)    (Note 11)      and 11)      and 11)      (Note 1)
                                                            ----------     --------   ----------     --------   -----------
BALANCE, DECEMBER 31, 1991                                     $    40      $    60      $ 5,771      $(1,551)      $    20

     Net loss                                                       --           --           --         (591)           --
     Dividends on common stock                                      --           --         (302)          --            --
     Dividends on preferred stock                                   --           --           (3)          --            --
     Issuance of common stock                                       --            1           63           --            --
     Redemption of preferred stock (Note 11)                       (40)          --           --           (1)           --
     Pension liability adjustment (Note 12)                         --           --           --           (9)           --
     Exercises of options and other, net                            --           --            3           --           (21)
                                                               -------      -------      -------      -------       -------
BALANCE, DECEMBER 31, 1992                                          --           61        5,532       (2,152)           (1)

     Net income                                                     --           --           --          283            --
     Dividends on common stock                                      --           --         (305)          --            --
     Dividends on preferred stock                                   --           --          (38)          --            --
     Issuance of common stock                                       --           --           31           --            --
     Issuance of preferred stock (Note 11)                         575           --          (12)          --            --
     Pension liability adjustment (Note 12)                         --           --           --          (14)           --
     Exercises of options and other, net                            --           --            4           --            (6)
                                                               -------      -------      -------      -------       -------
BALANCE, DECEMBER 31, 1993                                         575           61        5,212       (1,883)           (7)

     Net loss                                                       --           --           --          (36)           --
     Dividends on common stock                                      --           --         (311)          --            --
     Dividends on preferred stock                                   --           --          (76)          --            --
     Issuance of common stock                                       --            2          193           --            --
     Issuance of preferred stock (Note 11)                         750           --          (17)          --            --
     Pension liability adjustment (Note 12)                         --           --           --          (10)           --
     Exercises of options and other, net                            --           --            3           --             1
                                                               -------      -------      -------      -------       -------
BALANCE, DECEMBER 31, 1994                                     $ 1,325      $    63      $ 5,004      $(1,929)      $    (6)
                                                               =======      =======      =======      =======       =======

The accompanying notes are an integral part of these financial statements.

                                       36

CONSOLIDATED STATEMENTS OF CASH FLOWS                                             Occidental Petroleum Corporation
In millions                                                                                       and Subsidiaries

For the years ended December 31,                                                          1994      1993      1992
- --------------------------------                                                       -------   -------   -------
CASH FLOW FROM OPERATING ACTIVITIES
       Income (loss) from continuing operations, after extraordinary gain (loss) and cumulative effect of changes in
         accounting principles, net                                                    $   (36)  $    62   $    31
       Adjustments to reconcile income to net cash provided by
         operating activities:
               Extraordinary (gain) loss, net                                               --        12         2
               Cumulative effect of changes in accounting principles, net                   --        --        93
               Depreciation, depletion and amortization of assets                          882       892       872
               Amortization of debt discount and deferred financing costs                   15        15        15
               Deferred income tax provision                                                26        58        78
               Other noncash charges (credits) to income                                   102      (314)     (273)
               Gains on disposition of assets, net                                         (15)      (54)     (215)
               Exploration expense                                                         127       102       112
       Changes in operating assets and liabilities:
               Decrease (increase) in accounts and notes receivable                       (240)      193       450
               Decrease (increase) in inventories                                           14       (48)      (27)
               Increase in prepaid expenses and other assets                               (59)      (51)      (21)
               Increase (decrease) in accounts payable and accrued liabilities             156        36      (484)
               Increase (decrease) in current domestic and foreign income taxes             16       (63)       39
       Other operating, net                                                               (213)     (194)     (136)
                                                                                       -------   -------   -------
                                                                                           775       646       536
       Operating cash flow from discontinued operations                                    (15)      (38)       14
                                                                                       -------   -------   -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                  760       608       550
                                                                                       -------   -------   -------
CASH FLOW FROM INVESTING ACTIVITIES
       Capital expenditures                                                             (1,103)   (1,083)     (860)
       Purchase of businesses                                                               46        --      (124)
       Sale of businesses, net (Note 3)                                                      2       129       313
       Proceeds from disposals of property, plant and equipment (Note 3)                     8        63       159
       Contract impairment recoveries (payments), net (Note 1)                              (1)      (12)      116
       Equity investments, net                                                              41        20       (31)
       Decrease (increase) in marketable securities                                         --         5        80
                                                                                       -------   -------   -------
                                                                                        (1,007)     (878)     (347)
       Investing cash flow from discontinued operations                                     --         2       (14)
                                                                                       -------   -------   -------
NET CASH USED BY INVESTING ACTIVITIES                                                   (1,007)     (876)     (361)
                                                                                       -------   -------   -------
CASH FLOW FROM FINANCING ACTIVITIES
       Proceeds from senior funded debt                                                    621       806       551
       Net proceeds from commercial paper and revolving credit agreements                 (160)      424      (286)
       Principal payments of senior funded debt and capital lease liabilities             (435)   (1,122)     (313)
       Proceeds from issuance of common stock                                               38        31        64
       Proceeds from issuance of preferred stock (Note 11)                                 557       563        --
       Redemption of preferred stock                                                        --        --       (42)
       Increase (decrease) in notes payable, current maturities of senior funded
         debt and capital lease liabilities                                                (22)      (22)       22
       Cash dividends paid                                                                (376)     (335)     (306)
       Other financing, net                                                                 (4)       (5)       (7)
                                                                                       -------   -------   -------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                                           219       340      (317)
                                                                                       -------   -------   -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                           (28)       72      (128)
CASH AND CASH EQUIVALENTS--BEGINNING OF YEAR                                               157        85       213
                                                                                       -------   -------   -------
CASH AND CASH EQUIVALENTS--END OF YEAR                                                 $   129   $   157   $    85
                                                                                       =======   =======   =======

The accompanying notes are an integral part of these financial statements.

                                       37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION    The consolidated financial statements include the
accounts of Occidental Petroleum Corporation, all subsidiaries and Occidental's proportionate interests in oil and gas exploration and production ventures (Occidental). All material intercompany accounts and transactions have been eliminated. Investments in less than majority-owned enterprises, including joint-interest pipelines, but excluding oil and gas exploration and production ventures, are accounted for on the equity method (see Note 13).
    Certain financial statements, notes and supplementary data for prior years have been changed to conform to the 1994 presentation.

FOREIGN CURRENCY TRANSLATION    The functional currency applicable to
Occidental's foreign oil and gas operations is the U.S. dollar since cash flows are denominated principally in U.S. dollars. Chemical operations in Latin America use the U.S. dollar as the functional currency because of high inflation rates. The effect of exchange-rate changes on transactions denominated in nonfunctional currencies generated gains of approximately $14 million in 1994, $30 million in 1993 and $50 million in 1992, which were mainly attributable to the highly inflationary economy of Brazil.

CASH AND CASH EQUIVALENTS    Cash equivalents consist of highly liquid
money-market mutual funds and bank deposits with initial maturities of three months or less. Cash equivalents totaled approximately $180 million and $151 million at December 31, 1994 and 1993, respectively. The cash and cash equivalents balance as of December 31, 1994 included $26 million of restricted cash obtained with the acquisition of Placid Oil Company (Placid).
    A cash-management system is utilized to minimize the cash balances required for operations and to invest the surplus cash in liquid short-term money-market instruments and/or to pay down short-term borrowings. This can result in the balance of short-term money-market instruments exceeding cash and cash equivalents.

RECEIVABLES    In October 1992, Occidental entered into an agreement to sell, under a revolving sale program, an undivided percentage ownership interest in a designated pool of domestic trade receivables, with limited recourse. Under this program, Occidental has retained the collection responsibility with respect to the receivables sold. An interest in new receivables is sold as collections are made from customers. As of December 31, 1994 and 1993, Occidental had received cash proceeds totaling $500 million, of which $100 million was received during the fourth quarter of 1993 and $400 million was received during the fourth quarter of 1992. Fees and expenses related to the sales of receivables under this program are included in selling, general and administrative and other operating expenses. During the years ended December 31, 1994 and 1993, the cost of this program amounted to approximately 4.8 percent and 3.7 percent, respectively, of the weighted average amount of proceeds received.

INVENTORIES    Product and raw material inventories, except certain domestic chemicals, are stated at cost determined on the first-in, first-out (FIFO) and average-cost methods and did not exceed market value. The remaining product and raw material inventories are stated at cost using the last-in, first-out (LIFO) method and also did not exceed market value. Inventories of materials and supplies are valued at cost or less (see Note 5).

LONG-TERM RECEIVABLES    Long-term receivables include amounts related to an
accounts receivable sale program and expected minimum recoveries from third parties in connection with settlement of certain environmental liabilities.

PROPERTY, PLANT AND EQUIPMENT    Property additions and major renewals and
improvements are capitalized at cost. Interest costs incurred in connection with major capital expenditures are capitalized and amortized over the lives of the related assets (see Note 15). Depreciation of oil and gas producing properties and phosphate rock properties is determined principally by the unit-of-production method and is based on estimated recoverable reserves. The unit-of-production method of depreciation, based on estimated total productive life, also is used for certain chemical plant and equipment. Depreciation of other plant and equipment, including natural gas transmission facilities, has been provided primarily using the straight-line method (see Note 4).
    Oil and gas properties are accounted for using the successful-efforts method. Costs of acquiring nonproducing acreage, costs of drilling successful exploration wells and development costs are capitalized. Producing and non-producing properties are evaluated periodically and, if conditions warrant, an impairment reserve is provided. Annually, a determination is made whether it is probable that significant impairment of the carrying cost for individual fields or groups of fields has occurred, considering a number of factors, including profitability, political risk and Occidental's estimate of future oil and gas prices. If impairment is believed probable, a further analysis is performed using Occidental's estimate of future oil and gas prices to determine the impairment to be recorded for specific properties. Additionally, worldwide oil and gas properties are impaired when undiscounted future net cash flows, based upon the then-current oil and gas prices with no future escalation, are less than the capitalized cost of such properties on an aggregate basis. Annual lease rentals and exploration costs, including geologic and geophysical costs and exploratory dry-hole costs, are expensed as incurred.
    In 1986, Occidental acquired, in a transaction accounted for as a purchase, MidCon Corp. (MidCon), a natural gas transmission company whose interstate pipeline subsidiary is subject to rate regulation by the Federal Energy Regulatory Commission (FERC). Accordingly, MidCon defers or capitalizes certain costs in property, plant and equipment, the recovery of which is subject to the rate-regulatory process. With respect to the interstate natural gas transmission subsidiary of MidCon, the allocated purchase price, less subsequent accumulated depreciation, exceeded the amount subject to recovery through the rate-regulatory process by $4.3 billion and $4.4 billion at December 31, 1994 and 1993, respectively. This excess amount as of December 31, 1994 is being depreciated over a remaining period of 39 years.

OTHER ASSETS    Other assets include tangible assets, certain of which are amortized over the estimated periods to be benefited, and deferred financing costs.

NOTES PAYABLE    Notes payable at December 31, 1994 and 1993 consisted of
short-term notes due to financial institutions and other corporations. The balance includes amounts owed by subsidiaries whose economic environments are highly inflationary resulting in high interest rates, which are largely offset by the effects of inflation on funds borrowed. The weighted average interest rate, net of associated foreign exchange gains in highly inflationary countries, on short-term borrowings outstanding as of December 31, 1994 and 1993 was 7.6 percent and 15.7 percent, respectively.

ACCRUED LIABILITIES--CURRENT    Accrued liabilities include the following (in
millions):

Balance at December 31,                                       1994      1993
- -----------------------                                    -------   -------
Accrued payroll, commissions and related expenses          $   189   $   156
Accrued interest expense                                   $   141   $   117
Regulatory rate refunds                                    $   128   $    43
                                                           -------   -------

CONTRACT IMPAIRMENT RESERVE    Accrued liabilities--current and other
liabilities--noncurrent include reserves for contract impairment at MidCon that recognize the disadvantageous aspects of certain gas purchase and sales contracts resulting from economic and regulatory conditions. The contract impairment reserve includes reserves for a number of gas purchase contracts, including "take-or-pay" obligations, and was initially established as part of the purchase accounting for the acquisition of MidCon. Subsequent adjustments to the reserve reflect the effects of settlements and changes to the expected outcome of the matters covered by the reserve. The current and noncurrent portions of the contract impairment reserve totaled approximately $4 million and $137 million, respectively, at December 31, 1994, and $5 million and $160 million, respectively, at December 31, 1993. The noncurrent portion of the reserve was reduced by $20 million in 1994 primarily to reflect the elimination of certain potential claims and the settlement of litigation.

ENVIRONMENTAL COSTS    Environmental expenditures that relate to current
operations are expensed or capitalized as appropriate. Expenditures that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are expensed. Reserves for estimated costs are recorded when environmental remedial efforts are probable and the costs can be reasonably estimated. In determining the reserves, Occidental uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements. The environmental reserves are based on management's estimate of the most likely cost to be incurred and are reviewed periodically and adjusted as additional or new information becomes available. Probable recoveries or reimbursements are recorded as an asset. The environmental reserves are included in accrued liabilities and other noncurrent liabilities and amounted to $113 million and $522 million, respectively, at December 31, 1994, and $119 million and $623 million, respectively, at December 31, 1993.
    Environmental reserves are discounted only when the aggregate amount of the estimated costs for a specific site and the timing of cash payments are reliably determinable. As of December 31, 1994 and 1993, reserves that were recorded on a discounted basis were not material.

DISMANTLEMENT, RESTORATION AND RECLAMATION COSTS    The estimated future
abandonment costs of oil and gas properties and removal costs for offshore production platforms, net of salvage value, are accrued over their operating lives. Such costs are calculated at unit-of-production rates based upon estimated proved recoverable reserves and are taken into account in determining depreciation, depletion and amortization. Similar reserves are provided for restoration and reclamation of mining properties. For all other operations, appropriate reserves are provided when a decision is taken to dispose of a property, since Occidental makes capital renewal expenditures on a continual basis while an asset is in operation. Such reserves are included in accrued liabilities and other non-current liabilities and amounted to $18 million and $219 million, respectively, at December 31, 1994, and $32 million and $196 million, respectively, at December 31, 1993.

HEDGING ACTIVITIES    Occidental periodically uses commodity futures contracts,
options and swaps to hedge the impact of oil and natural gas price fluctuations and uses forward exchange contracts to hedge the risk associated with fluctuations in foreign currency exchange rates. Gains and losses on commodity futures contracts are deferred and recognized in income as an adjustment to sales revenue or purchase costs when the related transaction being hedged is finalized. Gains and losses on foreign currency forward exchange contracts that hedge identifiable future commitments are deferred and recognized when the related item being hedged is settled. All other contracts are recognized in periodic income. The cash flows from such contracts are included in operating activities in the consolidated statements of cash flows.
    Interest rate swaps are entered into on specific debt as part of Occidental's overall strategy to maintain part of its debt on a floating rate basis.

EARNINGS PER COMMON SHARE    Earnings per common share was computed by dividing
net income, less preferred dividend requirements, by the weighted average number of common shares and common share equivalents outstanding during each year: approximately 311 million in 1994, 305 million in 1993 and 302 million in 1992.
    Fully diluted earnings per share was not presented, as the resulting per-share amount did not differ by more than 3 percent from primary earnings per share.

SUPPLEMENTAL CASH FLOW INFORMATION Cash payments during the years 1994, 1993 and 1992 included federal, foreign and state income taxes of approximately $133 million, $142 million and $109 million, respectively. Interest paid (net of interest capitalized) totaled approximately $505 million, $531 million and $608 million for the years 1994, 1993 and 1992, respectively. See Note 3 for detail of noncash investing and financing activities regarding certain acquisitions in 1994.

    NOTE 2   FINANCIAL INSTRUMENTS

COMMODITY FUTURES AND FORWARD CONTRACTS    Occidental has three major business
segments, each of which has engaged, from time to time, in some form of commodity derivative activity, generally limited to hedging arrangements. During 1994, only the oil and gas and natural gas transmission segments engaged in such activities. The oil and gas division engages in oil and gas trading activity through the use of future purchase and sale contracts. The results generally are not significant and are included in periodic income. The natural gas transmission business segment (MidCon) uses commodity futures contracts, options and swaps to hedge the impact of natural gas price fluctuations related to three major categories of business: purchases for and sales from storage; fixed sales and purchase contracts; and natural gas production.

STORAGE    Storage activities consist of purchasing and injecting into storage, on a net basis, 70 to 90 billion cubic feet (Bcf) of natural gas during the months of April through October and withdrawing that gas for sale during the period from November through March. These periods may vary depending primarily on weather conditions in the market areas. MidCon uses derivatives to hedge the summer-winter price differentials related to its storage program mainly through forward contracts. The hedging contracts have terms of one to 18 months. Gains and losses on these hedging contracts are deferred and recognized in income when the transactions being hedged are finalized. A small number of options were sold against inventory capacity or physical inventory with results included in periodic income.

FIXED SALES AND PURCHASES    Fixed gas sales and purchase contracts vary by
agreement. Hedges are placed nearly simultaneously with the consummation of many of the sales-purchase agreements. Most agreements are for less than 18 months. The longest hedge agreement, with a remaining term of nine years, involves a supply agreement for an electric generation facility where MidCon has undertaken to supply gas at predetermined prices and has hedged such commitments.
    Gains and losses on these hedging contracts are deferred and recognized in income when the transactions being hedged are finalized. Both New York Mercantile Exchange (NYMEX) and over-the-counter (OTC) hedge instruments are utilized.

PRODUCTION    The natural gas transmission division manages the hedging program for annual gas production after royalties, severance taxes and other deductions of approximately 12 Bcf. This gas is produced fairly evenly throughout the year. Depending on MidCon's view of price volatility and current futures prices from the NYMEX, portions of this production are hedged. Production past 18 months into the future is not hedged. Gains and losses on these hedging contracts are deferred and recognized in income when the transactions being hedged are finalized.
    All of the hedging activity described herein is matched to physical natural gas buying and selling activity. Hedges are done strictly with natural gas futures or derivative instruments. There is essentially no discrepancy with regard to timing, i.e., hedges are placed for the same month in which the price risk for the underlying physical movement is anticipated to occur, based on analysis of sales and purchase contracts and historical data. Hedges are removed upon consummation of the underlying physical activity. All deferred gains or losses are then recognized. Because the commodity covered by the NYMEX natural gas futures contract is substantially the same commodity that MidCon buys and sells in the physical market, no special correlation studies, other than monitoring the degree of convergence between the futures and the cash markets, were deemed necessary. NYMEX futures and options are valued using settlement prices published by the exchange. OTC options are valued using a standard option pricing model that requires published exchange prices, market volatility per broker quotes and the time value of money as inputs. Swaps are valued by comparing current broker quotes for price or basis with the corresponding price or basis per the swap agreement, and then discounting the result to present value.
    Although futures and options traded on the NYMEX are included in the table below, they are not financial instruments as defined in generally accepted accounting principles (GAAP) since physical delivery of natural gas may be, and occasionally is, made pursuant to these contracts. However, they are a major part of MidCon's commodity risk management program.
    The following table summarizes the types of hedges used and the related financial information as of December 31, 1994:

                                                                               Over-the-
Notional volumes in Bcf                     Hedges of                NYMEX(a)    Counter(b)       Total
- -----------------------                     ---------            ---------     ---------      ---------
Price hedge
     Futures                                Purchases                  0.2            --            0.2
                                            Sales                     97.2            --           97.2
     Swaps                                  Purchases                   --           8.5            8.5
Basis hedge
     Basis swaps(c)                         Purchases                   --           9.7            9.7
                                            Sales                       --          19.4           19.4
                                                                 ---------     ---------      ---------


                                                                               Over-the-           Book           Fair
Dollars in millions                                                  NYMEX       Counter          Value          Value
- -------------------                                              ---------     ---------      ---------      ---------
Deferred net gains
     Firm commitment/forecast transactions                       $     3.9     $      --
Liabilities
     Price swaps                                                                              $      --      $     3.9
     Basis swaps                                                                              $     0.2      $     0.8
                                                                 ---------     ---------      ---------      ---------

(a) Not financial instruments as defined in GAAP but included as they are a major part of the program.
(b) Excluding the nine-year swap agreement, the average weighted term is less than 12 months. Ninety percent of the notional volumes are hedged with counterparties with a single A or better credit rating.
(c) Basis swaps are utilized to hedge the geographic price differentials due primarily to transportation cost and local supply-demand imbalances. Basis swaps are primarily used when the underlying volumes have been hedged for price risk.


FORWARD EXCHANGE AND INTEREST RATE CONTRACTS    Occidental is engaged in both
oil and gas and chemical activities internationally. International oil and gas transactions are mainly denominated in U.S. dollars; consequently, foreign currency exposure is not deemed material. Many of Occidental's foreign chemical operations and foreign oil and gas operations are located in Latin America and other developing countries whose currencies generally depreciate against the U.S. dollar on a continuing basis. An effective currency forward market does not exist for these countries; therefore, Occidental attempts to manage its exposure primarily by balancing monetary assets and liabilities and maintaining cash positions only at levels necessary for operating purposes. At December 31, 1994, Occidental had foreign currency forward exchange contracts, all of which will mature in 1995, totaling $500,000 of purchases and $24 million of sales, which essentially hedged foreign currency denominated receivables.

    Additionally, from time to time, Occidental enters into interest rate swap agreements. In November 1993, Occidental entered into interest rate swaps on newly issued fixed-rate debt for notional amounts totaling $530 million, converting this fixed-rate debt into variable-rate borrowings, based on the London Interbank Offered Rate (LIBOR), with interest rates ranging from 5.9 percent to 6.1 percent at December 31, 1994. These agreements mature at various dates from 1998 through 2000. Notional amounts do not represent cash flow and are not subject to credit risk. Credit risk exposure is limited to the net interest differentials, which are reflected in interest expense. The swap rate difference resulted in approximately $6 million and $1 million savings in interest expense for 1994 and 1993, respectively, compared to what interest expense would have been had the debt remained at fixed rates. The impact of the swap on the weighted average interest rates for 1994 and 1993 was not significant.

FAIR VALUE OF FINANCIAL INSTRUMENTS    Occidental values financial instruments
as required by Statement of Financial Accounting Standards (SFAS) No. 107. The carrying amounts of cash and cash equivalents and short-term notes payable approximate fair value because of the short maturity of those instruments. Occidental estimates the fair value of its senior funded debt based on the quoted market prices for the same or similar issues or on the yields offered to Occidental for debt of similar rating and similar remaining maturities. The estimated fair value of Occidental's senior funded debt at December 31, 1994 was $6.059 billion, compared with a carrying value of $5.823 billion. The fair value of interest rate swaps is the amount at which they could be settled, based on estimates obtained from dealers. Based on these estimates at December 31, 1994, Occidental would be required to pay approximately $54 million to terminate its interest rate swap agreements. Occidental will continue its strategy of maintaining part of its debt on a floating rate basis and therefore intends to hold these agreements to maturity.
    The carrying value of other on-balance sheet financial instruments approximates fair value and the cost, if any, to terminate off-balance sheet financial instruments is not significant.

    NOTE 3     BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS AND ASSET
               DISPOSITIONS

    On December 29, 1994, Occidental acquired Placid for an aggregate purchase price of approximately $250 million through the issuance of 3,606,484 shares of $3.875 cumulative convertible voting preferred stock, with a value of $175 million, and the balance through the issuance of 3,835,941 shares of Occidental common stock.
    Placid has oil and gas exploration and production properties primarily in the U.S. Gulf Coast and the Netherlands. These properties have proved reserves of approximately 12 million barrels of oil and 242 Bcf of natural gas. Placid also has an approximate 39 percent interest in a major pipeline system in the Dutch sector of the North Sea, which includes 170 miles of main and feeder lines.
    The acquisition has been accounted for by the purchase method. Accordingly, the cost of the acquisition was allocated to the assets acquired and liabilities assumed based upon their estimated respective fair values. The allocation of the purchase price will be finalized during 1995 upon completion of the asset valuations and resolution of the preacquisition contingencies, if any.
    On a pro forma basis the Placid acquisition would not have had a significant effect on Occidental's consolidated results for each of the two years in the period ended December 31, 1994.
    In late March 1994, Occidental acquired interests in certain U.S.
Gulf Coast oil and gas properties from Agip Petroleum Co. Inc. for a purchase price of $161 million through the issuance of 5,150,602 shares of Occidental common stock and the balance paid in cash.
    In 1994, the pretax gains of $15 million on dispositions of assets primarily resulted from the sale of Occidental's remaining interests in its producing operations in Argentina.
    In July 1993, Occidental sold Island Creek Coal, Inc. (Island Creek) to CONSOL Inc. Following the closing of the sale, Occidental re-evaluated the adequacy of the reserves recorded in the fourth quarter of 1992 related to the decision to exit the coal business and reversed certain reserves no longer required. After recognizing the effect of the sale and the reversal of reserves, an after-tax benefit of $221 million was included in discontinued operations.
    The $622 million net loss in 1992 from discontinued operations included an after-tax charge of $600 million to provide for a write-down in the value of the coal assets and for anticipated liabilities associated with the coal operations and a net loss from the coal operations of $22 million for the year.
    In 1993, the pretax gains of $54 million on dispositions of assets primarily resulted from the sale of Occidental's equity interest in Trident NGL, Inc. (Trident).
    In 1992, the pretax gains of $215 million on dispositions of assets primarily resulted from the sale of 12 million shares of Occidental's holdings in Canadian Occidental Petroleum Ltd. (CanadianOxy) and the receipt of a contingent payment in connection with the 1985 sale of a subsidiary that owned one half of Occidental's Colombian operations.

    NOTE 4     EXTRAORDINARY GAIN (LOSS) AND ACCOUNTING CHANGES

    The 1993 and 1992 results included net extraordinary losses of $12 million and $2 million, respectively, which resulted from the early extinguishment of debt.
    Beginning in 1994, Occidental revised the estimated average useful lives used to compute depreciation for most of its chemical machinery and equipment from 20 years to 25 years and for most of its natural gas transmission property to a remaining life of 40 years. These revisions were made to more properly reflect the current economic lives of the assets based on anticipated industry conditions. The result was a reduction in net loss for the year ended December 31, 1994 of approximately $65 million, or approximately $.21 per share. Natural gas transmission and chemical divisional earnings benefited by approximately $31 million and $34 million, respectively.
    In December 1992, the Financial Accounting Standards Board issued SFAS No. 112--"Employers' Accounting for Postemployment Benefits," which substantially changed the existing method of accounting for employer benefits provided to inactive or former employees after active employment but before retirement. This statement requires that the cost of postemployment benefits (principally medical benefits for inactive employees) be recognized in the financial statements during employees' active working careers. Occidental's adoption of SFAS No. 112, effective January 1, 1994, did not have a material impact on Occidental's financial position or results of operations.
    Effective January 1, 1992, Occidental adopted the requirements of SFAS No. 106--"Employers' Accounting for Postretirement Benefits Other Than Pensions" on the immediate-recognition basis. This statement required that the cost of these benefits, which are primarily health care related, be recognized in the financial statements during the employees' active working careers. Occidental recorded a charge of $513 million ($1.70 per share), net of a $284 million income tax benefit, as of January 1, 1992 to reflect the cumulative effect of this change in accounting principle. In addition to the cumulative effect, Occidental's 1992 postretirement health care and life insurance costs increased, for financial reporting purposes, by $16 million ($24 million pretax) as a result of adopting the new standard (see Note 12).
    Effective January 1, 1992, Occidental adopted SFAS No. 109--"Accounting for Income Taxes," which requires an asset and liability approach in accounting for income taxes. Under this method, deferred income taxes are recognized, at enacted rates, to reflect the future effects of tax carryforwards and temporary differences arising between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. SFAS No. 109 required the restatement of assets and liabilities related to purchased businesses to eliminate the previously used net-of-tax accounting for such assets and liabilities, resulting in higher carrying values and therefore in higher operating charges for depreciation, depletion and amortization but lower tax expense. This statement also eliminated the concept of the utilization of net operating loss carryforwards for accounting purposes, which were previously reported as extraordinary items, by requiring the immediate recognition of losses in the year incurred, subject to realization. The effect of adopting SFAS No. 109 was to decrease 1992 pretax income from continuing operations by $35 million for the year. In addition, Occidental recorded a benefit of $420 million ($1.39 per share) to reflect, as of January 1, 1992, the cumulative effect of this accounting change (see Note 10).

    NOTE 5     INVENTORIES

    Inventories of approximately $241 million and $315 million were valued under the LIFO method at December 31, 1994 and 1993, respectively.
    Inventories consisted of the following (in millions):

Balance at December 31,                                         1994        1993
- -----------------------                                    ---------   ---------
Raw materials                                              $     135   $     115
Materials and supplies                                           201         191
Work in process                                                   21          27
Finished goods                                                   428         498
                                                           ---------   ---------
                                                                 785         831
LIFO reserve                                                     (37)        (40)
                                                           ---------   ---------
Total                                                      $     748   $     791
                                                           =========   =========

    During 1994, inventory quantities were reduced at natural gas transmission. These reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs that prevailed in prior years. The effect of this liquidation was to reduce cost of sales by $13 million for the year ended December 31, 1994.

    NOTE 6     SENIOR FUNDED DEBT

    Senior funded debt consisted of the following (in millions):

Balance at December 31,                                                                               1994        1993
- -----------------------                                                                            -------     -------
OCCIDENTAL PETROLEUM CORPORATION

    11.75% senior debentures due 2011, callable March 15, 1996 at 104.838                          $   955     $   955
    11.125% senior debentures due 2019, callable June 1, 1999 at 105.563                               144         144
    10.125% senior debentures due 2009                                                                 276         276
    9.25% senior debentures due 2019, putable August 1, 2004 at par                                    300         300
    10.75% senior notes due 1998, callable May 1, 1995 at par                                          200         200
    10.125% senior notes due 2001                                                                      330         330
    9.625% senior notes due 1999, callable July 1, 1996 at par                                         300         300
    Floating rate senior notes due 1995                                                                 --         104
    9.1% to 9.75% medium-term notes due 1995 through 2001                                              124         124
    8.50% medium-term notes due 2004, callable September 15, 1999 at par                               250          --
    11.125% medium-term notes due 2010                                                                 150         150
    6.3125% floating rate medium-term notes due 1999                                                   150          --
    8.50% medium-term notes due 2001                                                                   150          --
    8.75% medium-term notes due 2023                                                                   100         100
    5.84% to 11% medium-term notes due 1997 through 2000                                               294         294
    5.37% to 8.34% medium-term notes due 1995 through 2008                                             359         626
    5.76% to 8.8% medium-term notes due 1998 through 2001                                              601         601
    5.98% to 6.5% commercial paper                                                                     430         689
    10.42% senior notes due 2003, callable December 1, 1998 at par                                      50          50
    7.375% to 8.8% retail medium-term notes due 1998 through 2003, callable at various dates            70          --
    6.2% to 6.5% revolving credits                                                                     100          --
                                                                                                   -------     -------
                                                                                                     5,333       5,243
                                                                                                   -------     -------
OXY USA INC.

    7% debentures due 2011, callable anytime at par                                                    274         274
    7.2% unsecured notes due 2020 (Note 14)                                                              7           7
    6.625% debentures due 1999, callable anytime at par (Note 14)                                       55          55
    6.125% debentures due 1997, callable anytime at par (Note 14)                                       15          15
    5.7% to 7.8% unsecured notes due 2000 through 2007                                                  59          62
                                                                                                   -------     -------
                                                                                                       410         413
                                                                                                   -------     -------
OTHER SUBSIDIARY DEBT

    4.1% to 12.5% unsecured notes due 1996 through 2029                                                158         186
    6% to 14.50% secured notes due 1996 through 2011                                                   124          56
                                                                                                   -------     -------
                                                                                                       282         242
                                                                                                   -------     -------
                                                                                                     6,025       5,898

Less--unamortized discount, net                                                                       (163)       (168)
      current maturities                                                                               (39)         (2)
                                                                                                   -------     -------
TOTAL                                                                                              $ 5,823     $ 5,728
                                                                                                   =======     =======

    At December 31, 1994, $622 million of commercial paper and other notes due in 1995 were classified as noncurrent since it is management's intention to refinance this amount on a long-term basis, initially utilizing an available line of bank credit with a maturity extending to 1999; therefore, the $622 million is included in the 1999 principal amount discussed below.
    At December 31, 1994, minimum principal payments on senior funded debt, including sinking fund requirements, subsequent to December 31, 1995 aggregated $5.986 billion, of which $48 million is due in 1996, $323 million in 1997, $641 million in 1998, $1.427 billion in 1999, $353 million in 2000 and
$3.194 billion thereafter. Unamortized discount is generally being amortized to interest expense on the effective interest method over the lives of the related issues.
    At December 31, 1994, under the most restrictive covenants of certain financing agreements, the capacity for the payment of cash dividends and other distributions on, and for acquisitions of, Occidental's capital stock was approximately $1.8 billion, assuming that such dividends, distributions and acquisitions were made without incurring additional borrowings.
    At December 31, 1994, Occidental had available lines of committed bank credit of approximately $2.2 billion, net of $430 million representing amounts utilized to support commercial paper borrowings. Bank fees on committed lines of credit ranged from 0.125 percent to 0.25 percent.

    NOTE 7     LEASE COMMITMENTS

    The present value of net minimum lease payments, net of the current portion, totaled $291 million and $319 million at December 31, 1994 and 1993, respectively.
    Operating and capital lease agreements frequently include renewal and/or purchase options and require Occidental to pay for utilities, taxes, insurance and maintenance expense.
    At December 31, 1994, future net minimum lease payments for capital and operating leases (excluding oil and gas and other mineral leases) were the following (in millions):

                                                                                                 Capital     Operating
                                                                                               ---------     ---------
1995                                                                                           $      54     $     137
1996                                                                                                  53           101
1997                                                                                                 221            86
1998                                                                                                   6            76
1999                                                                                                   6            69
Thereafter                                                                                            78           482
                                                                                               ---------     ---------
TOTAL MINIMUM LEASE PAYMENTS                                                                         418     $     951
                                                                                                             =========
Less--executory costs                                                                                 (7)
      imputed interest                                                                               (90)
      current portion                                                                                (30)
                                                                                               ---------
PRESENT VALUE OF NET MINIMUM LEASE PAYMENTS, NET OF CURRENT PORTION                            $     291
                                                                                               =========

    Rental expense for operating leases, net of immaterial sublease rental, was $163 million in 1994, $158 million in 1993 and $166 million in 1992.
    Included in the 1994 and 1993 property, plant and equipment accounts were $465 million of property leased under capital leases and $130 million and $108 million, respectively, of related accumulated amortization.

    NOTE 8     LAWSUITS, CLAIMS AND RELATED MATTERS

    Occidental and certain of its subsidiaries have been named in a substantial number of governmental proceedings as defendants or potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and corresponding state acts. These proceedings seek funding, remediation and, in some cases, compensation for alleged property damage, punitive damages and civil penalties, aggregating substantial amounts. Occidental is usually one of many companies in these proceedings, and has to date been successful in sharing response costs with other financially sound companies. Occidental has accrued reserves at the most likely cost to be incurred in those proceedings where it is probable that Occidental will incur remediation costs which can be reasonably estimated. For the remaining proceedings, as to which Occidental does not have sufficient information to determine a range of liability, Occidental does have sufficient information on which to base the opinion expressed in the last paragraph of this Note.
    There is a currently pending action seeking relief for remedial and response measures under federal environmental laws brought by the federal government in 1979 in the U.S. District Court for the Western District of New York against Occidental Chemical Corporation (OCC), Occidental and others, regarding a former chemical waste landfill. The federal government is claiming $108 million, plus an estimated $90 million in pre-judgment interest. The court has held OCC jointly and severally liable under CERCLA for response costs, but OCC has asserted a counterclaim against the federal government for its responsibility arising from direct deposits of waste and the performance of wartime contracts. The amount of liability of OCC and the federal government, respectively, will be determined in a subsequent trial. In July 1994, the Court approved a settlement between OCC and the State of New York which resolved all respective claims that had been asserted between them in this action. Approximately 1,000 past and present residents of areas adjacent to this site and another former chemical landfill site continue to pursue actions brought in the Supreme Court, Niagara County, New York, against OCC and, in some instances, Occidental and others, claiming damages for personal injuries or wrongful death and property damages allegedly resulting from exposure to chemical residues, as well as punitive damages. The Occidental defendants deny liability in these actions. Occidental has brought an action against various of its insurers in the same court to enforce coverage with respect to this site, certain other former landfill sites and two chemical plants, including the foregoing government and private actions in New York, which the insurers are defending.
    In 1988, the Office of Hearings and Appeals (OHA) of the U.S. Department of Energy (DOE) issued a remedial order to Cities Service Oil and Gas Corporation, now OXY USA Inc. (OXY USA), asserting that certain crude oil tier trades by OXY USA between 1979 and 1981 violated the DOE's petroleum price regulations and ordering OXY USA to make restitution. In 1992, an administrative law judge
(ALJ) upheld most of the remedial order. In December 1993, the FERC reversed the ALJ decision and the remedial order, and held that there had been no violation of the price regulations. In 1994, the FERC denied all motions for reconsideration and two groups of intervenors subsequently filed for judicial review of the FERC orders in the U.S. District Court for the District of Columbia. In 1992, the DOE proposed a revised remedial order to seek recovery of substantially the same amounts for most of these same tier trades under an alternative theory, alleging violation of certain regulations relating to the certification of crude oil to the DOE's crude oil entitlements program, which is contested by OXY USA. The amount sought by the DOE in the proposed revised remedial order, which is now before the OHA, was approximately $254 million plus accrued interest amounting to approximately $868.5 million at December 31, 1994.
    OCC and affiliated entities produced products containing dibromochloropropane (DBCP) until 1977 when the State of California banned DBCP. This pesticide was developed and initially registered by other chemical companies, produced by several major U.S. chemical companies and distributed by many U.S. companies. Twenty public and private water providers have filed actions against the developers, producers and distributors of DBCP, including OCC and Occidental, in Superior Court, San Francisco County, California. Currently, there are approximately 100 wells of such providers which exceed California's maximum contaminant level. The actions allege DBCP contamination of water supplies and seek contribution from all defendants for remediation costs, including filtering of affected wells, and punitive damages.
    It is impossible at this time to determine the ultimate legal liabilities that may arise from the lawsuits, proceedings and claims discussed above or from various other lawsuits and proceedings pending against Occidental and its subsidiaries, some of which involve substantial amounts. However, in management's opinion, after taking into account reserves, none of the lawsuits, proceedings and claims specifically discussed above nor the various other pending lawsuits and proceedings should have a material adverse effect upon the consolidated financial position of Occidental, although the resolution in any reporting period of one or more of these matters could have a material impact on Occidental's results of operations for that period.

    NOTE 9     OTHER COMMITMENTS AND CONTINGENCIES

    At December 31, 1994, commitments for major capital expenditures during 1995 and thereafter were approximately $438 million, which included Occidental's oil and gas development commitments in Qatar and Venezuela. Occidental has entered into agreements providing for future payments to secure terminal and pipeline capacity, drilling services, electrical power and steam. At December 31, 1994, the net present value of the fixed and determinable portion of the obligations under these agreements aggregated $138 million, which was payable as follows (in millions): 1995--$19, 1996--$17, 1997--$15, 1998--$14, 1999--$12 and 2000 through 2014--$61. Payments under these agreements were $23 million in 1994, $38 million in 1993 and $21 million in 1992.
    Natural Gas Pipeline Company of America (Natural) is a party to a number of contracts that require Natural to purchase natural gas at prices in excess of the prevailing market price. As a result of a FERC order prohibiting interstate pipelines from using their gas transportation and storage facilities to market gas to sales customers, Natural no longer has a sales market for the gas it is required to purchase under these contracts. This order went into effect on Natural's system on December 1, 1993. Natural is incurring substantial transition costs to reform these contracts with gas suppliers. Settlement agreements reached by Natural and its former sales customers, under which Natural will recover from those customers over a four-year period a significant amount of the gas supply realignment (GSR) costs it incurs, have been approved by the FERC. The FERC has also permitted Natural to implement, subject to possible refund, a tariff mechanism to recover additional portions of its GSR costs in rates charged to transportation customers that were not party to the settlements.
    Occidental has certain other commitments under contracts, guarantees and joint ventures, including a rent-free lease of a building contiguous with corporate headquarters with a remaining term of 26 years, as well as other contingent liabilities.
    In management's opinion, after taking into account reserves, none of such commitments and contingencies discussed above should have a material adverse effect upon the consolidated financial position of Occidental, although the resolution in any reporting period of one or more of these matters could have a material impact on Occidental's results of operations for that period.

    NOTE 10   DOMESTIC AND FOREIGN INCOME AND OTHER TAXES

    The domestic and foreign components of income (loss) from continuing operations before domestic and foreign income and other taxes were as follows (in millions):

For the years ended December 31,                                                    Domestic      Foreign        Total
- --------------------------------                                                   ---------     --------     --------
1994                                                                               $     (46)    $    153     $    107
                                                                                   =========     ========     ========
1993                                                                               $     150     $     67     $    217
                                                                                   =========     ========     ========
1992                                                                               $     104     $    217     $    321
                                                                                   =========     ========     ========

    The provisions (credits) for domestic and foreign income and other taxes consisted of the following (in millions):

                                                                          U.S.         State
For the years ended December 31,                                       Federal     and Local      Foreign        Total
- --------------------------------                                     ---------     ---------     --------     --------
1994
    Current                                                          $       3     $      18     $     96     $    117
    Deferred                                                                18             4            4           26
                                                                     ---------     ---------     --------     --------
                                                                     $      21     $      22     $    100     $    143
                                                                     =========     =========     ========     ========

1993
    Current                                                          $     (27)    $      28     $     84     $     85
    Deferred                                                               144             1         (142)           3
    Deferred tax charge due to federal income tax rate change               55            --           --           55
                                                                     ---------     ---------     --------     --------
                                                                     $     172     $      29     $    (58)    $    143
                                                                     =========     =========     ========     ========

1992
    Current                                                          $      46     $     (23)    $     94     $    117
    Deferred                                                                67             8            3           78
                                                                     ---------     ---------     --------     --------
                                                                     $     113     $     (15)    $     97     $    195
                                                                     =========     =========     ========     ========


    The credit provision for foreign income tax in 1993 reflected the reversal of $130 million of foreign tax reserves following the settlement of tax matters with foreign jurisdictions relating to the disposition of certain international oil and gas assets in 1991. Deferred U.S. federal income tax included a charge of $45 million relative to this reversal.
    The following is a reconciliation, stated as a percentage of pretax income, of the U.S. statutory federal income tax rate to Occidental's effective tax rate on income (loss) from continuing operations:


For the years ended December 31,                                                              1994      1993     1992
- --------------------------------                                                              ----      ----     ----
U.S. federal statutory tax rate                                                                35%       35%      34%
Rate effect of provisions and reversals relating to, and including, foreign income taxes       65         4       17
Sale of CanadianOxy shares                                                                     --        --       14
State taxes, net of federal benefit                                                            13         8        3
Domestic income tax reserves no longer required                                                --        (4)      (6)
Nondeductible depreciation and other expenses                                                  11         3        3
Federal income tax rate change                                                                 --        25       --
Other                                                                                          10        (5)      (4)
                                                                                              ----      ----     ----
Tax rate provided by Occidental                                                               134%       66%      61%
                                                                                              ====      ====     ====

    As discussed in Note 4, Occidental adopted SFAS No. 109 as of January 1, 1992, and the cumulative effect of this change is reported in the 1992 consolidated statement of operations. The tax effects of temporary differences and carryforwards resulting in deferred income taxes at December 31, 1994 and 1993 were as follows (in millions):

                                                                                     1994                       1993
                                                                  -----------------------    -----------------------
                                                                  Deferred       Deferred    Deferred       Deferred
                                                                       Tax            Tax         Tax            Tax
Items resulting in temporary differences and carryforwards          Assets    Liabilities      Assets    Liabilities
- ----------------------------------------------------------        --------    -----------    --------    -----------
Property, plant and equipment differences                         $    180       $  3,873    $    163       $  3,919
Contract impairment reserves                                           102             --         122             --
Discontinued operation loss accruals                                   176             --         217             --
Environmental reserves                                                 272             --         300             --
Postretirement benefit accruals                                        214             --         204             --
State income taxes                                                     140             --         130             --
Net operating loss carryforwards                                       267             --         254             --
Tax credit carryforwards                                               309             --         317             --
All other                                                              594            457         661            459
                                                                  --------       --------    --------       --------
    Subtotal                                                         2,254          4,330       2,368          4,378
Valuation allowance                                                   (204)            --        (206)            --
                                                                  --------       --------    --------       --------
Total deferred taxes                                              $  2,050       $  4,330    $  2,162       $  4,378
                                                                  ========       ========    ========       ========

    Included in total deferred tax assets was a current portion aggregating $285 million and $172 million as of December 31, 1994 and 1993, respectively, that was reported in prepaid expenses and other.
    A deferred tax liability of approximately $55 million at December 31, 1994 has not been recognized for temporary differences related to Occidental's investment in certain foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is Occidental's intention, generally, to reinvest such earnings permanently.
    The pension liability adjustments charged directly to retained earnings in 1994, 1993 and 1992 were net of income tax benefits of $6 million, $8 million and $4 million, respectively.
    Discontinued operations included an income tax expense of $123 million in 1993 and an income tax benefit of $330 million in 1992.
    The extraordinary losses that resulted from the early extinguishment of debt were reduced by income tax benefits of $7 million and $1 million in 1993 and 1992, respectively.
    At December 31, 1994, Occidental had, for U.S. federal income tax return purposes, a net operating loss carryforward of approximately $650 million, a business tax credit carryforward of $65 million and an alternative minimum tax credit carryforward of $240 million available to reduce future income taxes. To the extent not used, the net operating loss carryforward expires in varying amounts beginning in 2002 and the business tax credit expires in varying amounts during the years 1996 through 2001. The alternative minimum tax credit carryforward does not expire.
    Occidental is subject to audit by taxing authorities for varying periods in various tax jurisdictions. Management believes that any required adjustments to Occidental's tax liabilities will not have a material adverse impact on its financial position or results of operations.

    NOTE 11     NONREDEEMABLE PREFERRED STOCK AND COMMON STOCK

    The following is an analysis of nonredeemable preferred stock and common stock (shares in thousands):

                                                        Nonredeemable       Common
                                                      Preferred Stock        Stock
                                                      ---------------      -------
BALANCE, DECEMBER 31, 1991                                        400      300,063
    Issued                                                         --        3,667
    Redeemed                                                     (400)          --
    Options exercised and other, net                               --           (2)
                                                              -------      -------
BALANCE, DECEMBER 31, 1992                                         --      303,728
    Issued                                                     11,500        1,906
    Options exercised and other, net                               --          (31)
                                                              -------      -------
BALANCE, DECEMBER 31, 1993                                     11,500      305,603
    Issued                                                     14,995       11,300
    Options exercised and other, net                               --          (50)
                                                              -------      -------
BALANCE, DECEMBER 31, 1994                                     26,495      316,853
                                                              =======      =======

                                       48

    Occidental has authorized 50,000,000 shares of preferred stock with a par value of $1.00 per share. In February 1994, Occidental issued 11,388,340 shares of $3.00 cumulative CXY-indexed convertible preferred stock in a public offering for net proceeds of approximately $557 million. The shares are convertible into Occidental common stock in accordance with a conversion formula that is indexed to the market price of the common shares of CanadianOxy. In addition, the shares, which are not subject to any sinking fund or mandatory redemption requirements, have a liquidation preference of $50.00 per share, plus accumulated and unpaid dividends. The shares of CXY-indexed convertible preferred stock are redeemable on or after January 1, 1999, in whole or in part, at the option of Occidental, at a redemption price of $51.50 per share declining ratably to $50.00 per share on or after January 1, 2004, in each case plus accumulated and unpaid dividends to the redemption date. Each holder of shares of the CXY-indexed convertible preferred stock has the right, at such holder's option, to convert the shares held, at any time, unless previously redeemed, into a number of shares of Occidental common stock currently determined by multiplying the Conversion Ratio by the aggregate number of shares being converted by the holder. The Conversion Ratio is the product of (i) the Price Ratio (as defined, generally the market price, calculated in a specified manner, of one CanadianOxy common share over the market price, calculated in a specified manner, of one share of Occidental common stock) and (ii) the Share Factor (as defined, initially 1.766, subject to adjustment upon the occurrence of certain events affecting the CanadianOxy common shares). As of December 31, 1994, the aggregate number of shares of Occidental common stock issuable upon conversion of all of the issued and outstanding shares of the CXY-indexed convertible preferred stock was 23,106,942, based on the Conversion Ratio then in effect of 2.029. Dividends on the CXY-indexed convertible preferred stock at an annual rate of $3.00 per share are cumulative and are payable quarterly in arrears, when and as declared by Occidental's Board of Directors. Holders of the CXY-indexed convertible preferred stock have no voting rights, except in certain circumstances; however, holders of such series, voting separately as a class with all other affected classes or series of preferred stock upon which like voting rights have been conferred and are exercisable, are entitled to elect two additional directors if the equivalent of six quarterly dividends on the CXY-indexed convertible preferred stock are accumulated and unpaid.
    In December 1994, Occidental issued 3,606,484 shares of $3.875 cumulative convertible voting preferred stock in connection with the Placid acquisition. In February 1993, Occidental issued 11,500,000 shares of $3.875 cumulative convertible preferred stock. The shares of both series are redeemable on or after February 18, 1998, in whole or in part, at the option of Occidental, at a redemption price of $51.9375 per share declining ratably to $50.00 per share on or after February 18, 2003, in each case plus accumulated and unpaid dividends to the redemption date. Each series of $3.875 preferred stock has a liquidation preference of $50.00 per share, plus accumulated and unpaid dividends, and is convertible at the option of the holder into common stock of Occidental at a conversion price of $22.76 per share, subject to adjustment in certain events. Dividends on each series of the $3.875 preferred stock at an annual rate of $3.875 per share are cumulative and are payable quarterly in arrears, when and as declared by Occidental's Board of Directors. Holders of the $3.875 cumulative convertible preferred stock have no voting rights, except in certain circumstances. Holders of the $3.875 cumulative convertible voting preferred stock, voting separately as a class with the Occidental common stock and all other classes or series of preferred stock upon which like voting rights may be conferred, have the right to vote for the election of directors and for all other purposes. Holders of each series of $3.875 preferred stock, voting separately as a class with all other affected classes or series of preferred stock upon which like voting rights have been conferred and are exercisable, are entitled to elect two additional directors if the equivalent of six quarterly dividends on such series of $3.875 preferred stock are accumulated and unpaid.
    In 1992, Occidental redeemed all of its outstanding $12.00 cumulative preferred stock. Occidental had 400,000 shares of $12.00 cumulative preferred stock outstanding until redemption in September 1992, with a carrying value of $40 million.
    In 1986, pursuant to a stockholders' rights plan, a dividend of one stock purchase right (right) on each outstanding share of Occidental's common stock was issued. Similar rights have been, and generally will be, issued in respect of shares of common stock subsequently issued. Each right becomes exercisable, upon the occurrence of certain events, for one one-hundredth of a share of Series A junior participating preferred stock, par value $1.00 per share, at a purchase price of $80.00 or, under certain circumstances, common stock or other securities, cash or other assets having a then-current market price (as defined and subject to adjustment) equal to twice such purchase price. The rights currently are not exercisable and will be exercisable only if a person or group either acquires beneficial ownership of 20 percent or more of Occidental's common stock or commences a tender or exchange offer that would result in ownership of 30 percent or more. The rights, which expire in October 1996, are redeemable in whole, but not in part, at Occidental's option at any time for a price of $.05 per right.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS    Options to purchase common
stock of Occidental have been granted to officers and employees under stock option plans adopted in 1978 and 1987. During 1994, options for 873,662 shares became exercisable, and options for 3,374,181 shares were exercisable at December 31, 1994. At December 31, 1994, options for 1,398,330 shares were outstanding with stock appreciation rights, of which options for 1,293,669 shares were exercisable.
    The following is a summary of stock option transactions during 1994, 1993 and 1992 (shares in thousands, except per-share amounts):

                                                     1994                                 1993                                 1992
                          -------------------------------      -------------------------------      -------------------------------
                          Shares    Price Range per Share      Shares    Price Range per Share      Shares    Price Range per Share
                          ------    ---------------------      ------    ---------------------      ------    ---------------------
Beginning balance          4,556       $ 18.500--$ 31.125       3,965       $ 18.500--$ 31.125       3,340       $ 18.500--$ 31.125
Granted or issued            905       $ 17.750--$ 21.125         841           $ 22.000               904           $ 19.875
Exercised                    (52)      $ 18.500--$ 19.875         (42)      $ 18.500--$ 19.875          (4)          $ 18.500
Canceled                    (311)      $ 18.500--$ 30.625        (208)      $ 18.500--$ 31.125        (275)      $ 18.500--$ 30.625
                           -----       ------------------       -----       ------------------       -----       ------------------
ENDING BALANCE             5,098       $ 17.750--$ 31.125       4,556       $ 18.500--$ 31.125       3,965       $ 18.500--$ 31.125
                           =====                                =====                                =====
RESERVED FOR GRANT
   AT DECEMBER 31          4,142                                4,911                                5,563
                           =====                                =====                                =====

STOCK INCENTIVE PLAN    Occidental has a stock incentive plan whereby a limited
number of executives may be awarded Occidental common stock at the par value of $.20 per share, with such shares vesting after five years or earlier under certain conditions. The related expense is amortized over the vesting period. Under the plan, a total of approximately 2,731,280 shares may be awarded; 278,653 shares were awarded in 1994; and 518,836 shares were available at December 31, 1994, for the granting of future awards.

    NOTE 12     RETIREMENT PLANS AND POSTRETIREMENT BENEFITS

    Occidental has various defined contribution retirement plans for its salaried, domestic union and nonunion hourly, and certain foreign national employees that provide for periodic contributions by Occidental based on plan-specific criteria, such as base pay, age level and/or employee contributions. Occidental contributed and expensed $70 million, $61 million and $80 million under the provisions of these plans for 1994, 1993 and 1992, respectively. Changes in the amounts expensed reflected lower employee levels, changes in the employer contribution levels and implementation in 1992 of a new plan for domestic union employees.
    Pension costs for Occidental's defined benefit pension plans, determined by independent actuarial valuations, are funded by payments to trust funds, which are administered by independent trustees. The components of the net pension cost for 1994, 1993 and 1992 were as follows (in millions):

For the years ended December 31,                            1994        1993       1992
- ---------------------------------                         ------      ------     ------
Service cost--benefits earned during the period           $    8      $   10     $   11
Interest cost on projected benefit obligation                 21          20         23
Actual return on plan assets                                   1          (8)        --
Net amortization and deferral                                (10)         (3)       (10)
Curtailments and settlements                                  --           4          3
                                                          ------      ------     ------
Net pension cost                                          $   20      $   23     $   27
                                                          ======      ======     ======

    In 1994, 1993 and 1992, Occidental recorded adjustments to retained earnings of $10 million, $14 million and $9 million, respectively, to reflect the net-of-tax difference between the additional liability required under pension accounting provisions and the corresponding intangible asset.

    The following table sets forth the plans' funded status and amounts recognized in Occidental's consolidated balance sheets at December 31, 1994 and 1993 (in millions):

                                                                            1994                          1993
                                                   -----------------------------  ----------------------------
                                                   Assets Exceed     Accumulated  Assets Exceed    Accumulated
                                                     Accumulated        Benefits    Accumulated       Benefits
Balance at December 31,                                 Benefits   Exceed Assets       Benefits  Exceed Assets
- -----------------------                            -------------   -------------  -------------  -------------
PRESENT VALUE OF THE ESTIMATED PENSION BENEFITS TO
  BE PAID IN THE FUTURE
     Vested benefits                                     $    10         $   252        $     1        $   226
     Nonvested benefits                                       --              17             --             16
                                                         -------         -------        -------        -------
         Accumulated benefit obligations                      10             269              1            242
     Effect of projected future salary increases(a)            6              13              1             20
                                                         -------         -------        -------        -------
Total projected benefit obligations                           16             282              2            262
Plan assets at fair value                                     15             169              1            161
                                                         -------         -------        -------        -------
PROJECTED BENEFIT OBLIGATION IN EXCESS OF (LESS THAN)
  PLAN ASSETS                                            $     1         $   113        $     1        $   101
                                                         =======         =======        =======        =======
Projected benefit obligation in excess of (less than)
  plan assets                                            $     1         $   113        $     1        $   101
     Unrecognized net asset (obligation)                      --             (13)            --            (18)
     Unrecognized prior service (cost) benefit                --              (9)            --             (8)
     Unrecognized net gain (loss)                             (1)            (73)            (1)           (59)
     Additional minimum liability(b)                          --              87             --             75
                                                         -------         -------        -------        -------
PENSION LIABILITY (ASSET)                                $    --         $   105        $    --        $    91
                                                         =======         =======        =======        =======

(a) The effect of salary increases related primarily to international salary-based plans.
(b) A related amount up to the limit allowable under SFAS No. 87--"Employers' Accounting for Pensions" has been included in other assets. Amounts exceeding such limits have been charged to retained earnings.


    The discount rate used in determining the actuarial present value of the projected benefit obligations was 7.5 percent in 1994 and 1993 and 8.5 percent in 1992. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations was between 5 percent and 6 percent in 1994, 1993 and 1992. The expected long-term rate of return on assets was 8 percent in 1994, between 8 percent and 8.5 percent in 1993 and between 8 percent and 10 percent in 1992.
    Occidental provides medical, dental and life insurance for certain active, retired and disabled employees and their eligible dependents. Beginning in 1993, certain salaried participants pay for all medical cost increases in excess of increases in the Consumer Price Index (CPI). The benefits generally are funded by Occidental as the benefits are paid during the year. The cost of providing these benefits is based on claims filed and insurance premiums paid for the period. The total benefits costs were approximately $124 million in 1994 and 1993 and $196 million in 1992. The 1994, 1993 and 1992 costs included $54 million, $50 million and $80 million, respectively, for postretirement costs, as discussed below. The 1992 amount included costs for the discontinued coal operation.
    As discussed in Note 4, effective January 1, 1992, Occidental adopted SFAS No. 106. This statement required that the cost of postretirement benefits other than pensions, which are primarily for health care, be accrued as a form of deferred compensation earned during the period that employees render service, rather than the previously permitted practice of accounting for such costs as claims were paid. Occidental elected immediate recognition of the net obligation at January 1, 1992. The related charge included a previously unrecognized accumulated postretirement benefit obligation of $513 million, net of a $284 million income tax benefit.
    The postretirement benefit obligation as of December 31, 1994 and 1993 was determined by application of the terms of medical, dental and life insurance plans, including the effect of established maximums on covered costs, together with relevant actuarial assumptions and health care cost trend rates projected at a CPI increase of 4 percent (except for union employees). For union employees, the health care cost trend rates were projected at annual rates ranging ratably from 12 percent in 1994 to 6 percent through the year 2002 and level thereafter. The effect of a 1 percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation by approximately $22 million in 1994; the annual service and interest costs would not be materially affected. The weighted average discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1994 and 1993 was 7.5 percent. Occidental's funding policy generally is to pay claims as they come due. However in 1994 and 1993, MidCon prefunded certain postretirement benefits associated with its regulated operations. Assets are invested in short-term securities.

    The following table sets forth the postretirement plans' combined status, reconciled with the amounts included in the consolidated balance sheets at December 31, 1994 and 1993 (in millions):

Balance at December 31,                                             1994      1993
- -----------------------                                           ------    ------
Accumulated postretirement benefit obligation
    Retirees                                                      $  374    $  408
    Fully eligible active plan participants                           73        78
    Other active plan participants                                   127       137
                                                                  ------    ------
Total accumulated postretirement benefit obligation                  574       623
Plan assets at fair value                                             15         8
                                                                  ------    ------
Unfunded status                                                      559       615
Unrecognized prior service cost                                       (6)       (7)
Unrecognized net loss                                                (15)      (90)
                                                                  ------    ------
Accrued postretirement benefit cost                               $  538    $  518
                                                                  ======    ======


   Net periodic postretirement benefit cost, including, in 1992, the amounts attributable to the discontinued coal operation, for 1994, 1993 and 1992 included the following components (in millions):

For the years ended December 31,                                     1994     1993    1992
- --------------------------------                                    -----    -----   -----
Service cost--benefits attributed to service during the period      $   9    $   8   $  14
Interest cost on accumulated postretirement benefit obligation         42       42      66
Actual return on plan assets                                           (1)      --      --
Net amortization and deferral                                           4       --      --
                                                                    -----    -----   -----
Net periodic postretirement benefit cost                            $  54    $  50   $  80
                                                                    =====    =====   =====

   NOTE 13   INVESTMENTS

   Investments in companies in which Occidental has a voting stock interest of at least 20 percent, but not more than 50 percent, and certain partnerships are accounted for on the equity method. At December 31, 1994, Occidental's equity investments consisted primarily of joint-interest pipelines, including a pipeline in the Dutch sector of the North Sea, an investment of approximately 30 percent in the common shares of CanadianOxy and a chemical partnership. In the second quarter of 1993, Occidental sold its 45 percent nonvoting interest in Trident. The investment in Trident was in its preferred stock, and accordingly, no equity earnings had been recorded. In 1992, Occidental sold 12 million shares of its holdings in CanadianOxy. Equity investments paid dividends of $45 million, $33 million and $60 million to Occidental in 1994, 1993 and 1992, respectively. Cumulative undistributed earnings since acquisition, in the amount of $102 million, of 50-percent-or-less-owned companies have been accounted for by Occidental under the equity method. At December 31, 1994, Occidental's investment in equity investees exceeded the historical underlying equity in net assets by approximately $150 million, which is being amortized into income over periods not exceeding 40 years. The aggregate market value of the investment in CanadianOxy, based on the quoted market price for CanadianOxy common shares, was $453 million at December 31, 1994, compared with an aggregate book value of $185 million. Occidental and its subsidiaries' purchases from, and sales to, certain equity method pipeline ventures and the chemical partnership were $202 million and $225 million, respectively, during the year ended December 31, 1994.
   The following table presents Occidental's proportional interest in the summarized financial information of its equity method investments (in millions):

For the years ended December 31,                          1994      1993      1992
- --------------------------------                        ------    ------    ------
Revenues                                                $  684    $  562    $  518
Costs and expenses                                         611       535       496
                                                        ------    ------    ------
Net income                                              $   73    $   27    $   22
                                                        ======    ======    ======


Balance at December 31,                                     1994      1993
- -----------------------                                   ------    ------
Current assets                                            $  273    $  170
Noncurrent assets                                         $  917    $  950
Current liabilities                                       $  168    $  146
Noncurrent liabilities                                    $  543    $  544
Stockholders' equity                                      $  479    $  430
                                                          ------    ------

    NOTE 14   SUMMARIZED FINANCIAL INFORMATION OF WHOLLY OWNED SUBSIDIARY

    Occidental has guaranteed the payments of principal of, and interest on, certain publicly traded debt securities of its subsidiary, OXY USA.
    The following table presents summarized financial information for OXY USA (in millions):

For the years ended December 31,                            1994      1993      1992
- --------------------------------                         -------   -------   -------
Revenues                                                 $   748   $   874    $  838
Costs and expenses                                           749       790       771
                                                         -------   -------   -------
Income (loss) before extraordinary gain (loss)
  and cumulative effect of changes in accounting
  principles                                                  (1)       84        67
Extraordinary gain (loss), net                                --        (9)       (2)
Cumulative effect of changes in accounting
  principles, net                                             --        --      (143)
                                                         -------   -------   -------
Net income (loss)                                        $    (1)  $    75   $   (78)
                                                         =======   =======   =======

Balance at December 31,                                     1994      1993
- -----------------------                                  -------   -------
Current assets                                           $   113   $   122
Intercompany receivable                                  $   246   $   877
Noncurrent assets                                        $ 2,069   $ 1,975
Current liabilities                                      $   167   $   205
Interest bearing note to parent                          $   137   $    --
Noncurrent liabilities                                   $ 1,114   $ 1,094
Stockholders' equity                                     $ 1,010   $ 1,675
                                                         -------   -------

    NOTE 15   INDUSTRY SEGMENTS AND GEOGRAPHIC AREAS

    Occidental conducts its continuing operations through three industry segments: oil and gas, natural gas transmission and chemical. The oil and gas segment explores for, develops, produces and markets crude oil and natural gas domestically and internationally. The natural gas transmission segment engages in interstate and intrastate natural gas transmission and marketing through an extensive network of pipelines. The chemical segment manufactures and markets, domestically and internationally, a variety of basic chemicals, petrochemicals, and polymers and plastics.
    Earnings of industry segments and geographic areas exclude interest income, interest expense, unallocated corporate expenses, discontinued operations, extraordinary items, the cumulative effect of changes in accounting principles and income from equity investments, but include gains from dispositions of segment and geographic area assets (see Note 3). Intersegment sales and transfers between geographic areas are made at prices approximating current market values and are not significant.
    Foreign income and other taxes and certain state taxes are included in segments and geographic areas on the basis of operating results. Beginning in 1992, in connection with the adoption of SFAS No. 109, Occidental changed its method of allocating to its operating segments charges in lieu of U.S. federal income taxes. Under this method, amounts are allocated to the segments only to the extent of the tax effect of operating charges and credits resulting from purchase accounting adjustments, as further adjusted in accordance with SFAS
No. 109.
    Identifiable assets are those assets used in the operations of the segments. Corporate assets consist of cash, short-term investments, certain corporate receivables and other assets, including net assets of discontinued operations.

INDUSTRY SEGMENTS
In millions

                                                                     Natural Gas
                                                     Oil and Gas    Transmission     Chemical    Corporate        Total
                                                     -----------    ------------    ---------    ---------     --------
YEAR ENDED DECEMBER 31, 1994
   TOTAL REVENUES                                    $     2,494    $      2,135    $   4,681    $     106     $  9,416
                                                     ===========    ============    =========    =========     ========
   Pretax operating profit (loss)(a,b)               $       128    $        281    $     368    $    (670)    $    107
   Income taxes                                             (101)             (5)         (18)         (19)        (143)
                                                     -----------    ------------    ---------    ---------     --------
   NET INCOME (LOSS)                                 $        27(c) $        276(d) $     350(e) $    (689)(f) $    (36)
                                                     ===========    ============    =========    =========     ========
   Property, plant and equipment additions, net(g)   $       789    $         93    $     190    $       2     $  1,074
                                                     ===========    ============    =========    =========     ========
   Depreciation, depletion and amortization          $       396    $        198    $     278    $      10     $    882
                                                     ===========    ============    =========    =========     ========
   TOTAL ASSETS                                      $     4,488    $      7,119    $   5,935    $     447     $ 17,989
                                                     ===========    ============    =========    =========     ========

YEAR ENDED DECEMBER 31, 1993
   TOTAL REVENUES                                    $     1,790    $      2,619    $   4,065    $      70     $  8,544
                                                     ===========    ============    =========    =========     ========
   Pretax operating profit (loss)(a,b)               $       263    $        429    $     184    $    (659)    $    217
   Income taxes                                               15              (3)         (11)        (144)        (143)
   Discontinued operations, net                               --              --           --          221          221
   Extraordinary gain (loss), net                             --              --           --          (12)         (12)
                                                     -----------    ------------    ---------    ---------     --------
   NET INCOME (LOSS)                                 $       278(h) $        426(i) $     173(j) $    (594)(k) $    283
                                                     ===========    ============    =========    =========     ========
   Property, plant and equipment additions, net(g)   $       772    $         65    $     166    $       4     $  1,007
                                                     ===========    ============    =========    =========     ========
   Depreciation, depletion and amortization          $       326    $        247    $     307    $      12     $    892
                                                     ===========    ============    =========    =========     ========
   TOTAL ASSETS                                      $     3,554    $      7,455    $   5,780    $     334     $ 17,123
                                                     ===========    ============    =========    =========     ========
YEAR ENDED DECEMBER 31, 1992
   TOTAL REVENUES                                    $     1,975    $      2,808    $   4,227    $     167     $  9,177
                                                     ===========    ============    =========    =========     ========
   Pretax operating profit (loss)(a,b)               $       334    $        475    $      92    $    (580)(l) $    321
   Income taxes                                              (99)             15            7         (118)        (195)
   Discontinued operations, net                               --              --           --         (622)        (622)
   Extraordinary gain (loss), net                             --              --           --           (2)          (2)
   Cumulative effect of changes in
     accounting principles, net                               --              --           --          (93)         (93)
                                                     -----------    ------------    ---------    ---------     --------
   NET INCOME (LOSS)(m)                              $       235(n) $       490(o)  $      99(p) $  (1,415)    $   (591)
                                                     ===========    ============    =========    =========     ========
   Property, plant and equipment additions, net(g)   $       387    $        117    $     259    $       2     $    765
                                                     ===========    ============    =========    =========     ========
   Depreciation, depletion and amortization          $       327    $        246    $     304    $      (5)    $    872
                                                     ===========    ============    =========    =========     ========
   TOTAL ASSETS                                      $     3,337    $      7,825    $   5,824    $     891     $ 17,877
                                                     ===========    ============    =========    =========     ========

(a)  Research and development costs were $22 million in 1994, $24 million in 1993 and $28 million in 1992.
(b)  Divisional earnings include charges and credits in lieu of U.S. federal income taxes. In 1994, a credit of $18 million, a net credit of $41 million and a credit of $32 million were allocated to oil and gas, natural gas transmission and chemical, respectively. In 1993, a credit of $20 million, a net charge of $16 million and a credit of $38 million were allocated to oil and gas, natural gas transmission and chemical, respectively. In 1992, the comparable amounts allocated to the divisions were a credit of $26 million, a net charge of $40 million and a credit of $38 million at oil and gas, natural gas transmission and chemical, respectively.
(c)  Includes a $45 million charge for environmental and litigation matters, a charge of $11 million for the impairment of oil and gas properties and a $12 million charge for a voluntary retirement program and severance and related costs, partially offset by a $16 million gain resulting from the sale of Occidental's remaining interests in its producing operations in
     Argentina and a $15 million benefit resulting from the reversal of reserves no longer needed for anticipated liabilities related to the sale of Occidental's U.K. North Sea interests.
(d)  Includes a benefit of $13 million from a reduction of LIFO gas storage inventory and a net benefit of $12 million from the reduction of the contract impairment reserve.
(e)  Includes a $55 million charge for litigation matters, charges of $48 million for expenses related to the curtailment and closure of certain plant operations and an $11 million unfavorable impact related to an explosion at the Taft plant and charges for start-up costs related to the Swift Creek chemical plant.
(f)  Includes a net benefit of $7 million resulting from the reversal of reserves no longer required and the adoption of SFAS
     No. 112--"Employers' Accounting for Postemployment Benefits."

Footnotes continued on following page.

                                       54

(g)  Excludes acquisitions of other businesses of $257 million in oil and gas and $80 million in chemical in 1994 and 1992, respectively. Includes capitalized interest of $5 million in 1994, $11 million in 1993 and $19 million in 1992.
(h)  Includes a benefit of $85 million, net of a federal tax charge of $45 million, resulting from a reversal of foreign tax reserves following the settlement of tax matters with foreign jurisdictions relating to the disposition of certain international oil and gas assets in 1991, a gain of $30 million from the sale of Occidental's equity interest in Trident,
     $25 million from a windfall profit tax refund and $5 million from a favorable litigation settlement, partially offset by a $24 million charge for environmental remediation and litigation matters.
(i)  Includes the net benefit of a $154 million reduction of the contract impairment reserve and an $8 million reversal of a tax-related reserve no longer required.
(j)  Includes a $16 million benefit resulting from a reversal of a plant closure reserve no longer deemed necessary.
(k)  Includes a onetime noncash charge of $55 million to adjust net deferred tax liabilities following the enactment of tax legislation in August 1993, partially offset by $13 million of interest income related to a windfall profit tax refund.
(l)  Includes a gain of $128 million resulting from the sale of 12 million shares of CanadianOxy and a $10 million charge for employee severance costs.
(m)  The segment results do not reflect the cumulative effect of changes in accounting principles resulting from the adoption of
     SFAS No. 106 and No. 109 of a benefit of $12 million in oil and gas, a charge of $513 million in natural gas transmission and a charge of $36 million in chemical. These amounts are included as a net charge to corporate, which also reflects a net benefit of $444 million, including a charge of $235 million related to the discontinued coal operation.
(n)  Includes a gain of $75 million from the receipt of a contingent payment in connection with the 1985 sale of a subsidiary that owned one half of Occidental's Colombian operations, a benefit of $35 million from a favorable litigation settlement, a charge of $26 million to provide for the write-down of certain domestic producing properties and a $32 million net charge for environmental remediation.
(o)  Includes the net benefit of a $209 million reduction of the contract impairment reserve and a $29 million reversal of a tax reserve, partially offset by a $15 million charge for costs related to a reorganization of the division's operations.
(p)  Includes a charge of $7 million related to a fire at the Energy from Waste facility.

GEOGRAPHIC AREAS(a,b)
In millions

                                                                       Other      Eastern
                                                      United         Western   Hemisphere
                                                      States      Hemisphere    and Other     Corporate         Total
                                                    --------      ----------   ----------     ---------      --------
YEAR ENDED DECEMBER 31, 1994
    TOTAL REVENUES                                  $  8,263(c)     $    626     $    421      $    106      $  9,416
                                                    ========        ========     ========      ========      ========
    Geographic earnings (loss) before taxes         $    665        $    167     $    (55)     $   (670)     $    107
    Income taxes                                         (20)            (65)         (39)          (19)         (143)
                                                    --------        --------     --------      --------      --------
    NET INCOME (LOSS)                               $    645        $    102     $    (94)     $   (689)     $    (36)
                                                    ========        ========     ========      ========      ========
    TOTAL ASSETS                                    $ 15,335        $    708     $  1,499      $    447      $ 17,989
                                                    ========        ========     ========      ========      ========
YEAR ENDED DECEMBER 31, 1993
    TOTAL REVENUES                                  $  7,516(c)     $    648     $    310      $     70      $  8,544
                                                    ========        ========     ========      ========      ========
    Geographic earnings (loss) before taxes         $    754        $    210     $    (88)     $   (659)     $    217
    Income taxes                                          77             (55)         (21)         (144)         (143)
    Discontinued operations, net                          --              --           --           221           221
    Extraordinary gain (loss), net                        --              --           --           (12)          (12)
                                                    --------        --------     --------      --------      --------
    NET INCOME (LOSS)                               $    831        $    155     $   (109)     $   (594)     $    283
                                                    ========        ========     ========      ========      ========
    TOTAL ASSETS                                    $ 15,167        $    722     $    900      $    334      $ 17,123
                                                    ========        ========     ========      ========      ========
YEAR ENDED DECEMBER 31, 1992
    TOTAL REVENUES                                  $  7,992(c)     $    751     $    267      $    167      $  9,177
                                                    ========        ========     ========      ========      ========
    Geographic earnings (loss) before taxes         $    627        $    336     $    (62)     $   (580)     $    321
    Income taxes                                          22             (71)         (28)         (118)         (195)
    Discontinued operations, net                          --              --           --          (622)         (622)
    Extraordinary gain (loss), net                        --              --           --            (2)           (2)
    Cumulative effect of changes in accounting
      principles, net                                     --              --           --           (93)          (93)
                                                    --------        --------     --------      --------      --------
    NET INCOME (LOSS)                               $    649        $    265     $    (90)     $ (1,415)     $   (591)
                                                    ========        ========     ========      ========      ========
    TOTAL ASSETS                                    $ 15,840        $    655     $    491      $    891      $ 17,877
                                                    ========        ========     ========      ========      ========

(a)  Included in the consolidated balance sheets were liabilities of approximately $249 million, $206 million and $204 million at
     December 31, 1994, 1993 and 1992, respectively, which pertained to operations based outside the United States and Canada.
(b)  Investments in foreign countries are subject to the actions of those countries, which could significantly affect Occidental's operations and investments in those countries.
(c)  Includes export sales, consisting principally of chemical products, of approximately $756 million, $628 million and $629 million in 1994, 1993 and 1992, respectively.

                                       55

    NOTE 16   COSTS AND RESULTS OF OIL AND GAS PRODUCING ACTIVITIES

    Capitalized costs relating to oil and gas producing activities and related accumulated depreciation, depletion and amortization, which include impairments, were as follows (in millions):

                                                                                  Other       Eastern
                                                                   United       Western    Hemisphere        Total
                                                                   States    Hemisphere     and Other    Worldwide
                                                                 --------    ----------    ----------    ---------
DECEMBER 31, 1994
  Proved properties                                              $  4,566    $    1,645    $    1,239    $   7,450
  Unproved properties                                                  96            19            99          214
                                                                 --------    ----------    ----------    ---------
  TOTAL PROPERTY COSTS(a)                                           4,662         1,664         1,338        7,664
  Support facilities                                                   22           127            51          200
                                                                 --------    ----------    ----------    ---------
  TOTAL CAPITALIZED COSTS                                           4,684         1,791         1,389        7,864
  Accumulated depreciation, depletion and amortization and
    valuation provisions                                           (2,559)       (1,410)         (339)      (4,308)
                                                                 --------    ----------    ----------    ---------
NET CAPITALIZED COSTS                                            $  2,125    $      381    $    1,050    $   3,556
                                                                 ========    ==========    ==========    =========
Share of equity investees' net capitalized costs(b)              $     56    $       61    $      206    $     323
                                                                 ========    ==========    ==========    =========
DECEMBER 31, 1993
  Proved properties                                              $  4,159    $    1,635    $      792    $   6,586
  Unproved properties                                                  85            16           120          221
                                                                 --------    ----------    ----------    ---------
  TOTAL PROPERTY COSTS(a)                                           4,244         1,651           912        6,807
  Support facilities                                                   20           148            37          205
                                                                 --------    ----------    ----------    ---------
  TOTAL CAPITALIZED COSTS                                           4,264         1,799           949        7,012
  Accumulated depreciation, depletion and amortization and
    valuation provisions                                           (2,389)       (1,407)         (239)      (4,035)
                                                                 --------    ----------    ----------    ---------
NET CAPITALIZED COSTS                                            $  1,875    $      392    $      710    $   2,977
                                                                 ========    ==========    ==========    =========
Share of equity investees' net capitalized costs(b)              $     57    $       66    $      230    $     353
                                                                 ========    ==========    ==========    =========
DECEMBER 31, 1992
  Proved properties                                              $  4,378    $    1,569    $      432    $   6,379
  Unproved properties                                                 102            16            51          169
                                                                 --------    ----------    ----------    ---------
  TOTAL PROPERTY COSTS(a)                                           4,480         1,585           483        6,548
  Support facilities                                                   23           121            22          166
                                                                 --------    ----------    ----------    ---------
  TOTAL CAPITALIZED COSTS                                           4,503         1,706           505        6,714
  Accumulated depreciation, depletion and amortization and
    valuation provisions                                           (2,479)       (1,376)         (186)      (4,041)
                                                                 --------    ----------    ----------    ---------
NET CAPITALIZED COSTS                                            $  2,024    $      330    $      319    $   2,673
                                                                 ========    ==========    ==========    =========
Share of equity investees' net capitalized costs(b)              $     56    $       72    $      127    $     255
                                                                 ========    ==========    ==========    =========

(a)  Includes leases, exploration costs, lease and well equipment, pipelines and terminals, gas plants and other equipment.
(b)  Excludes amounts applicable to synthetic fuels.

     Costs incurred relating to oil and gas producing activities, whether capitalized or expensed, were as follows (in millions):

                                                                          Other       Eastern
                                                          United        Western    Hemisphere         Total
                                                          States     Hemisphere     and Other     Worldwide
                                                        --------     ----------    ----------     ---------
DECEMBER 31, 1994
  Acquisition of properties
    Proved                                              $    268     $       --    $      252     $     520
    Unproved                                                  24             --            47            71
  Exploration costs                                           31             20           102           153
  Development costs                                          167             85            99           351
                                                        --------     ----------    ----------     ---------
                                                        $    490(a)  $      105    $      500(a)  $   1,095
                                                        ========     ==========    ==========     =========
Share of equity investees' costs                        $     14     $       14    $       27     $      55
                                                        ========     ==========    ==========     =========
DECEMBER 31, 1993
  Acquisition of properties
    Proved                                              $      6     $       --    $      198     $     204
    Unproved                                                   5             --            33            38
  Exploration costs                                           19             16            87           122
  Development costs                                          170            108           175           453
                                                        --------     ----------    ----------     ---------
                                                        $    200     $      124    $      493     $     817
                                                        ========     ==========    ==========     =========
Share of equity investees' costs                        $     12     $       11    $      119     $     142
                                                        ========     ==========    ==========     =========
DECEMBER 31, 1992
  Acquisition of properties
    Proved                                              $     24     $       --    $       --     $      24
    Unproved                                                   6             --            14            20
  Exploration costs                                           25             21            76           122
  Development costs                                          162             56            71           289
                                                        --------     ----------    ----------     ---------
                                                        $    217     $       77    $      161     $     455
                                                        ========     ==========    ==========     =========
Share of equity investees' costs                        $     13     $        7    $       80     $     100
                                                        ========     ==========    ==========     =========

(a)  Amounts exclude the deferred tax effects of $22 million and $21 million in the United States and Eastern Hemisphere and Other, respectively, related to the Placid acquisition.

    The results of operations of Occidental's oil and gas producing activities, which exclude domestic natural gas liquids operations and items such as asset dispositions, corporate overhead and interest, were as follows (in millions):

                                                                                          Other         Eastern
                                                                         United         Western      Hemisphere           Total
                                                                         States      Hemisphere(a)    and Other(a)    Worldwide
                                                                     ----------      ----------      ----------      ----------
FOR THE YEAR ENDED DECEMBER 31, 1994
    Revenues
       Sales                                                         $      662      $      422      $      326      $    1,410
       Intercompany transfers                                                62              --              --              62
                                                                     ----------      ----------      ----------      ----------
    TOTAL                                                                   724             422             326           1,472
    Production costs                                                        263             165              86             514
    Exploration expenses                                                     20              17              90             127
    Other operating expenses                                                 28              93             113             234
    Depreciation, depletion and amortization and
      valuation provisions                                                  220(b)           61             102             383
                                                                     ----------      ----------      ----------      ----------
    PRETAX INCOME (LOSS)                                                    193              86             (65)            214
    Income tax expense (benefit)(c)                                          --              62              39             101
                                                                     ----------      ----------      ----------      ----------
    RESULTS OF OPERATIONS                                            $      193      $       24      $     (104)     $      113
                                                                     ==========      ==========      ==========      ==========
    Share of equity investees' results of operations                 $        4      $        7      $       17      $       28
                                                                     ==========      ==========      ==========      ==========
FOR THE YEAR ENDED DECEMBER 31, 1993
    Revenues
       Sales                                                         $      700      $      454      $      225      $    1,379
       Intercompany transfers                                                65              --              --              65
                                                                     ----------      ----------      ----------      ----------
    TOTAL                                                                   765             454             225           1,444
    Production costs                                                        267             155              77             499
    Exploration expenses                                                     18              16              68             102
    Other operating expenses                                                 25              91             105             221
    Depreciation, depletion and amortization and valuation
      provisions                                                            210(b)           52              53             315
                                                                     ----------      ----------      ----------      ----------
    PRETAX INCOME (LOSS)                                                    245             140             (78)            307
    Income tax expense (benefit)(c)                                          (6)             57              21              72
                                                                     ----------      ----------      ----------      ----------
    RESULTS OF OPERATIONS                                            $      251      $       83      $      (99)     $      235
                                                                     ==========      ==========      ==========      ==========
    Share of equity investees' results of operations                 $        5      $       (1)     $       (1)     $        3
                                                                     ==========      ==========      ==========      ==========
FOR THE YEAR ENDED DECEMBER 31, 1992
    Revenues
       Sales                                                         $      677      $      467      $      170      $    1,314
       Intercompany transfers                                                81              --              --              81
                                                                     ----------      ----------      ----------      ----------
    TOTAL                                                                   758             467             170           1,395
    Production costs                                                        263             143              42             448
    Exploration expenses                                                     25              20              67             112
    Other operating expenses                                                 25              96              71             192
    Depreciation, depletion and amortization and valuation
      provisions                                                            228(b)           36              49             313
                                                                     ----------      ----------      ----------      ----------
    PRETAX INCOME (LOSS)                                                    217             172             (59)            330
    Income tax expense (benefit)(c)                                           2              70              28             100
                                                                     ----------      ----------      ----------      ----------
    RESULTS OF OPERATIONS                                            $      215      $      102      $      (87)     $      230
                                                                     ==========      ==========      ==========      ==========
    Share of equity investees' results of operations                 $        7      $       (1)     $       --      $        6
                                                                     ==========      ==========      ==========      ==========

(a)  Total includes amounts applicable to operating interests in which Occidental receives an agreed-upon fee per barrel of crude oil produced.
(b)  Includes a credit of $18 million, $20 million and $26 million in 1994, 1993 and 1992, respectively, under the method of allocating amounts in lieu of taxes.
(c)  Excludes U.S. federal income taxes. Foreign income taxes were included in geographic areas on the basis of operating results.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors, Occidental Petroleum Corporation:

   We have audited the accompanying consolidated balance sheets of OCCIDENTAL PETROLEUM CORPORATION (a Delaware corporation) and consolidated subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, nonredeemable preferred stock, common stock and other stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994 (included on pages 33 through 59). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Occidental Petroleum Corporation and consolidated subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
   As discussed in Note 4 to the consolidated financial statements, the Company has adopted Statement of Financial Accounting Standards No. 106 and No. 109 effective January 1, 1992.



ARTHUR ANDERSEN LLP
Los Angeles, California
February 3, 1995

1994 QUARTERLY FINANCIAL DATA (Unaudited)                           Occidental Petroleum Corporation
In millions, except per-share amounts                                               and Subsidiaries

Three months ended                       March 31          June 30     September 30      December 31
- ------------------                     ----------       ----------     ------------      -----------
Divisional net sales
    Oil and gas                        $      484       $      561       $      741       $      665
    Natural gas transmission                  634              479              461              536
    Chemical                                  989            1,122            1,202            1,364
    Other                                      (1)              --               --               (1)
                                       ----------       ----------       ----------       ----------
Net sales                              $    2,106       $    2,162       $    2,404       $    2,564
                                       ==========       ==========       ==========       ==========
Gross profit                           $      293       $      351       $      465       $      577
                                       ==========       ==========       ==========       ==========
Divisional earnings
    Oil and gas                        $        4       $       25       $       40       $      (42)
    Natural gas transmission                   76               54               53               93
    Chemical                                   22               65              136              127
                                       ----------       ----------       ----------       ----------
                                              102              144              229              178
Unallocated corporate items
    Interest expense, net                    (143)            (142)            (136)            (143)
    Income taxes                                9              (14)             (64)             (41)
    Other                                      (8)              (7)              (6)               6
                                       ----------       ----------       ----------       ----------
Net income (loss)                      $      (40)(a)   $      (19)(b)   $       23(c)    $       --(d)
                                       ==========       ==========       ==========       ==========
Earnings (loss) per common share       $     (.19)      $     (.12)      $      .01       $     (.06)
                                       ==========       ==========       ==========       ==========
Dividend per common share              $      .25       $      .25       $      .25       $      .25
                                       ==========       ==========       ==========       ==========
Market price per common share
       High                            $   19 1/8       $   20           $   22 3/8       $   22
       Low                             $   16 1/8       $   15 1/8       $   18 3/4       $   18 3/8
                                       ==========       ==========       ==========       ==========

(a)  Includes a $7 million charge for severance and related costs in the oil and gas division, a charge of $10 million resulting from an adjustment to the rate MidCon charges its customers and an $11 million unfavorable impact related to an explosion at the Taft plant and charges for start-up costs related to the Swift Creek chemical plant, partially offset by a net benefit of $12 million from the reduction of the contract impairment reserve and a net benefit of $7 million resulting from the reversal of reserves no longer required and the adoption of SFAS No. 112--"Employers' Accounting for Postemployment Benefits."
(b)  Includes a benefit of $9 million from a reduction of LIFO gas storage inventory and a charge of $10 million resulting from an adjustment to the rate MidCon charges its customers.
(c)  Includes a $16 million gain resulting from the sale of Occidental's remaining interests in its producing operations in
     Argentina and a charge of $18 million to provide for the closure of the Belle, West Virginia chemical plant.
(d)  Includes a $45 million charge for environmental and litigation matters, a charge of $11 million for the impairment of properties, a $5 million charge for a voluntary retirement program, all in the oil and gas division, a $55 million charge for litigation matters and a charge of $30 million for expenses related to the curtailment of certain plant operations, both in the chemical division, partially offset by a benefit of $20 million resulting from an adjustment to the rate MidCon charges its customers, a benefit of $4 million from a reduction of LIFO gas storage inventory and a $15 million benefit resulting from the reversal of reserves no longer needed for anticipated liabilities related to the sale of Occidental's U.K. North Sea interests.

1993 QUARTERLY FINANCIAL DATA (Unaudited)                                          Occidental Petroleum Corporation
In millions, except per-share amounts                                                              and Subsidiaries

Three months ended                                   March 31          June 30       September 30       December 31
- ------------------                                 ----------       ----------       ------------       -----------
Divisional net sales
    Oil and gas                                    $      432       $      441       $        404       $       425
    Natural gas transmission                              699              520                529               630
    Chemical                                            1,041            1,047                987               967
    Other                                                  (3)               3                 (4)               (2)
                                                   ----------       ----------       ------------       -----------
Net sales                                          $    2,169       $    2,011       $      1,916       $     2,020
                                                   ==========       ==========       ============       ===========
Gross profit                                       $      387       $      330       $        284       $       306
                                                   ==========       ==========       ============       ===========
Divisional earnings
    Oil and gas                                    $       53       $      130       $         19       $        76
    Natural gas transmission(a)                           233               67                 52                74
    Chemical                                               54               60                 43                16
                                                   ----------       ----------       ------------       -----------
                                                          340              257                114               166
Unallocated corporate items
    Interest expense, net                                (154)            (120)              (135)             (145)
    Income taxes                                         (102)             (38)               (68)               22
    Other                                                  (1)             (24)               (12)              (26)
                                                   ----------       ----------       ------------       -----------
Income (loss) from continuing operations                   83               75               (101)               17
Discontinued operations, net                               --               --                181                40
Extraordinary gain (loss), net                             (3)              --                 (9)               --
                                                   ----------       ----------       ------------       -----------
Net income (loss)                                  $       80(b)    $       75(c)    $         71(d)    $        57(e)
                                                   ==========       ==========       ============       ===========
Earnings per common share
      Income (loss) from continuing operations     $      .26       $      .21       $       (.36)      $       .02
      Discontinued operations, net                         --               --                .59               .13
      Extraordinary gain (loss), net                     (.01)              --               (.03)               --
                                                   ----------       ----------       ------------       -----------
Earnings (loss) per common share                   $      .25       $      .21       $        .20       $       .15
                                                   ==========       ==========       ============       ===========
Dividend per common share                          $      .25       $      .25       $        .25       $       .25
                                                   ==========       ==========       ============       ===========
Market price per common share
       High                                        $   22 5/8       $   23 1/2       $     21 3/4       $    21 1/8
       Low                                         $   16 7/8       $   19 7/8       $     20 1/8       $    16 7/8
                                                   ==========       ==========       ============       ===========

(a)  Includes net benefits from the reduction of the contract impairment reserve of $124 million in the first quarter,
     $16 million in the second quarter and $14 million in the third quarter.
(b)  Includes a benefit of $5 million from a favorable litigation settlement in the oil and gas division.
(c)  Includes a gain of $30 million from the sale of Occidental's equity interest in Trident and $25 million from a windfall profit tax refund, both in the oil and gas division, and a benefit of $13 million for interest income related to the windfall profit tax refund, $10 million from the reversal of a plant closure reserve no longer deemed necessary and
     $8 million from the reversal of a tax-related reserve no longer required.
(d)  Includes an after-tax benefit of $181 million, reported as discontinued operations, for the reversal of reserves no longer required and for recognizing the effect of the sale of Island Creek, partially offset by a onetime noncash charge of $55 million to adjust net deferred tax liabilities following the enactment of tax legislation in August 1993 and an
     $18 million charge for environmental remediation and litigation matters in the oil and gas division.
(e)  Includes after-tax benefits of $85 million resulting from a reversal of foreign tax reserves following the settlement of tax matters with foreign jurisdictions relating to the disposition of certain international oil and gas assets in 1991 and
     $40 million, reported as discontinued operations, for the reversal of reserves no longer required following the sale of
     Island Creek and a $6 million pretax benefit resulting from the reversal of a plant closure reserve no longer deemed necessary, partially offset by a $6 million charge for environmental remediation and litigation matters in the oil and gas division.

    SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

    The following tables set forth Occidental's net interests in quantities of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas and changes in such quantities. Crude oil reserves (in millions of barrels) include condensate and natural gas liquids, except for the United States, where crude oil reserves include only condensate. Natural gas reserves (in billions of cubic feet) in the United States are presented on a wet-gas basis (including leasehold natural gas liquids reserves), whereas natural gas reserves in other locations exclude natural gas liquids. The reserves are stated after applicable royalties. Estimates of reserves have been made by Occidental engineers. These estimates include reserves in which Occidental holds an economic interest under service contracts and other arrangements.

RESERVES
Oil in millions of barrels, natural gas in billions of cubic feet

                                                                                 Other             Eastern
                                                          United               Western          Hemisphere               Total
                                                          States            Hemisphere           and Other           Worldwide
                                                ----------------    ------------------    ----------------    ----------------
                                                   Oil       Gas       Oil(a,b)    Gas(b)    Oil(a)    Gas       Oil       Gas
                                                ------    ------    ------      ------    ------    ------    ------    ------
PROVED DEVELOPED AND UNDEVELOPED RESERVES
BALANCE AT DECEMBER 31, 1991                       190     2,249       394           5        62       124       646     2,378
    Revisions of previous estimates                  2        86        19          (1)       63         5        84        90
    Improved recovery                                6         1        --          --        --        --         6         1
    Extensions and discoveries                       4        92        --          --        10        10        14       102
    Purchases of proved reserves                    14        10        --          --        10        --        24        10
    Sales of proved reserves                        (4)      (85)       --          --        --        --        (4)      (85)
    Production                                     (22)     (226)      (39)         --       (10)      (18)      (71)     (244)
                                                ------    ------    ------      ------    ------    ------    ------    ------
BALANCE AT DECEMBER 31, 1992                       190     2,127       374           4       135       121       699     2,252
    Revisions of previous estimates                  6        56        61          --        31        --        98        56
    Improved recovery                               17         6        --          --         2        --        19         6
    Extensions and discoveries                       6       160        (5)         --        32        51        33       211
    Purchases of proved reserves                     4         6        14          --        20        --        38         6
    Sales of proved reserves                        (7)     (156)       (8)         (1)       --        --       (15)     (157)
    Production                                     (21)     (219)      (41)         --       (17)      (19)      (79)     (238)
                                                ------    ------    ------      ------    ------    ------    ------    ------
BALANCE AT DECEMBER 31, 1993                       195     1,980       395           3       203       153       793     2,136
    Revisions of previous estimates                  3        (5)       68          --        21        --        92        (5)
    Improved recovery                               10         2        --          --         5        --        15         2
    Extensions and discoveries                      10        78        22          --        18        27        50       105
    Purchases of proved reserves                    22       154        --          --        56       193        78       347
    Sales of proved reserves                        --        (3)      (23)         (3)       --        --       (23)       (6)
    Production                                     (22)     (227)      (44)         --       (21)      (19)      (87)     (246)
                                                ------    ------    ------      ------    ------    ------    ------    ------
BALANCE AT DECEMBER 31, 1994                       218     1,979       418          --       282       354       918     2,333
                                                ======    ======    ======      ======    ======    ======    ======    ======
PROPORTIONAL INTEREST IN EQUITY
  INVESTEES' RESERVES
    December 31, 1991                                7        52        14         162        30       103        51       317
                                                ======    ======    ======      ======    ======    ======    ======    ======
    December 31, 1992                                5        33         9          88        25        61        39       182
                                                ======    ======    ======      ======    ======    ======    ======    ======
    December 31, 1993                                4        35        11          90        29        58        44       183
                                                ======    ======    ======      ======    ======    ======    ======    ======
    December 31, 1994                                5        32        11          84        25        46        41       162
                                                ======    ======    ======      ======    ======    ======    ======    ======

See footnotes on following page.

RESERVES continued
Oil in millions of barrels, natural gas in billions of cubic feet

                                                                                       Other             Eastern
                                                                 United              Western          Hemisphere             Total
                                                                 States           Hemisphere           and Other         Worldwide
                                                        ---------------   ------------------    ----------------   ---------------
                                                           Oil      Gas      Oil(a,b)    Gas(b)    Oil(a)    Gas      Oil      Gas
                                                        ------   ------   ------      ------    ------    ------   ------   ------
PROVED DEVELOPED RESERVES
  December 31, 1991                                        166    2,012      291           4        31        45      488    2,061
                                                        ======   ======   ======      ======    ======    ======   ======   ======
  December 31, 1992                                        154    1,880      274           4        48        52      476    1,936
                                                        ======   ======   ======      ======    ======    ======   ======   ======
  December 31, 1993                                        155    1,792      300           3       103        56      558    1,851
                                                        ======   ======   ======      ======    ======    ======   ======   ======
  December 31, 1994                                        169    1,851      258          --       173       264      600    2,115
                                                        ======   ======   ======      ======    ======    ======   ======   ======
PROPORTIONAL INTEREST IN EQUITY INVESTEES' RESERVES
  December 31, 1991                                          6       39        9         151         1        43       16      233
                                                        ======   ======   ======      ======    ======    ======   ======   ======
  December 31, 1992                                          4       25        5          82         1        25       10      132
                                                        ======   ======   ======      ======    ======    ======   ======   ======
  December 31, 1993                                          4       27        6          83        27        54       37      164
                                                        ======   ======   ======      ======    ======    ======   ======   ======
  December 31, 1994                                          4       27        7          77        24        38       35      142
                                                        ======   ======   ======      ======    ======    ======   ======   ======
(a)  Portions of these reserves are being produced pursuant to exclusive service contracts.
(b)  Proved developed and undeveloped reserves are in Latin America. The majority of the proportional interest in equity investees'
     reserves is in Canada.

STANDARDIZED MEASURE, INCLUDING YEAR-TO-YEAR CHANGES THEREIN, OF DISCOUNTED
FUTURE NET CASH FLOWS    For purposes of the following disclosures, estimates
were made of quantities of proved reserves and the periods during which they are expected to be produced. Future cash flows were computed by applying year-end prices to Occidental's share of estimated annual future production from proved oil and gas reserves, net of royalties. Future development and production costs were computed by applying year-end costs to be incurred in producing and further developing the proved reserves. Future income tax expenses were computed by applying, generally, year-end statutory tax rates (adjusted for permanent differences, tax credits and allowances) to the estimated net future pretax cash flows. The discount was computed by application of a 10 percent discount factor. The calculations assumed the continuation of existing economic, operating and contractual conditions at each of December 31, 1994, 1993 and 1992, except for an Eastern Hemisphere location where, because of government restrictions on contractual benefits, management has made operating estimates lower than those contractually allowed. However, such arbitrary assumptions have not necessarily proven to be the case in the past. Other assumptions of equal validity would give rise to substantially different results.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
In millions

                                                                                       Other       Eastern
                                                                        United       Western    Hemisphere          Total
                                                                        States    Hemisphere(a)  and Other(a)   Worldwide
                                                                    ----------    ----------    ----------      ---------
AT DECEMBER 31, 1994
   Future cash flows                                                $    6,333    $    3,769    $    4,253      $  14,355
   Future costs
     Production costs and other operating expenses                      (2,557)       (1,830)       (1,748)        (6,135)
     Development costs(b)                                                 (560)         (321)         (169)        (1,050)
                                                                    ----------    ----------    ----------      ---------
   FUTURE NET CASH FLOWS BEFORE INCOME TAXES                             3,216         1,618         2,336          7,170
   Future income tax expense                                              (928)         (517)         (138)        (1,583)
                                                                    ----------    ----------    ----------      ---------
   FUTURE NET CASH FLOWS                                                 2,288         1,101         2,198          5,587
   Ten percent discount factor                                          (1,004)         (448)         (833)        (2,285)
                                                                    ----------    ----------    ----------      ---------
   STANDARDIZED MEASURE                                                  1,284           653         1,365          3,302
   Share of equity investees' standardized measure                          49            47           258            354
                                                                    ----------    ----------    ----------      ---------
                                                                    $    1,333    $      700    $    1,623      $   3,656
                                                                    ==========    ==========    ==========      =========
AT DECEMBER 31, 1993
   Future cash flows                                                $    6,114    $    3,320    $    2,341       $ 11,775
   Future costs
     Production costs and other operating expenses                      (2,423)       (1,919)       (1,374)        (5,716)
     Development costs(b)                                                 (446)         (241)         (162)          (849)
                                                                    ----------    ----------    ----------      ---------
   FUTURE NET CASH FLOWS BEFORE INCOME TAXES                             3,245         1,160           805          5,210
   Future income tax expense                                            (1,001)         (338)          (52)        (1,391)
                                                                    ----------    ----------    ----------      ---------
   FUTURE NET CASH FLOWS                                                 2,244           822           753          3,819
   Ten percent discount factor                                          (1,049)         (298)         (256)        (1,603)
                                                                    ----------    ----------    ----------      ---------
   STANDARDIZED MEASURE                                                  1,195           524           497          2,216
   Share of equity investees' standardized measure                          57            60           238            355
                                                                    ----------    ----------    ----------      ---------
                                                                    $    1,252    $      584    $      735       $  2,571
                                                                    ==========    ==========    ==========      =========
AT DECEMBER 31, 1992
   Future cash flows                                                $    6,377    $    4,138    $    2,291       $ 12,806
   Future costs
     Production costs and other operating expenses                      (2,493)       (1,856)       (1,361)        (5,710)
     Development costs(b)                                                 (641)         (277)         (325)        (1,243)
                                                                    ----------    ----------    ----------      ---------
   FUTURE NET CASH FLOWS BEFORE INCOME TAXES                             3,243         2,005           605          5,853
   Future income tax expense                                              (959)         (763)         (114)        (1,836)
                                                                    ----------    ----------    ----------      ---------
   FUTURE NET CASH FLOWS                                                 2,284         1,242           491          4,017
   Ten percent discount factor                                          (1,157)         (442)         (172)        (1,771)
                                                                    ----------    ----------    ----------      ---------
   STANDARDIZED MEASURE                                                  1,127           800           319          2,246
   Share of equity investees' standardized measure                          69            45           176            290
                                                                    ----------    ----------    ----------      ---------
                                                                    $    1,196    $      845    $      495       $  2,536
                                                                    ==========    ==========    ==========      =========

(a) Includes amounts applicable to operating interests in which Occidental receives agreed-upon fees per barrel of crude oil produced.
(b) Includes dismantlement and abandonment costs.


CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE
NET CASH FLOWS FROM PROVED RESERVE QUANTITIES
In millions

For the years ended December 31,                                                    1994          1993          1992
- --------------------------------                                                --------      --------      --------
BEGINNING OF YEAR                                                               $  2,216      $  2,246      $  2,196
                                                                                --------      --------      --------
   Sales and transfers of oil and gas produced, net of production costs
     and other operating expenses                                                   (764)         (735)         (727)
   Net change in prices received per barrel, net of production costs and
     other operating expenses                                                        477        (1,406)          275
   Extensions, discoveries and improved recovery, net of future production
     and development costs                                                           215           535           219
   Change in estimated future development costs                                     (163)           32          (267)
   Revisions of quantity estimates                                                   246           549           275
   Development costs incurred during the period                                      328           446           289
   Accretion of discount                                                             260           317           301
   Net change in income taxes                                                       (108)          256           (78)
   Purchases and sales of reserves in place, net                                     599           (57)           45
   Changes in production rates and other                                              (4)           33          (282)
                                                                                --------      --------      --------
NET CHANGE                                                                         1,086           (30)           50
                                                                                --------      --------      --------
END OF YEAR                                                                     $  3,302      $  2,216      $  2,246
                                                                                ========      ========      ========

   The information set forth below does not include information with respect to operations of equity investees.
   The following table sets forth, for each of the three years in the period ended December 31, 1994, Occidental's approximate average sales prices and average production costs of oil and gas. Production costs are the costs incurred in lifting the oil and gas to the surface and include gathering, treating, primary processing, field storage, property taxes and insurance on proved properties, but do not include depreciation, depletion and amortization, royalties, income taxes, interest, general and administrative and other expenses.

AVERAGE SALES PRICES AND AVERAGE PRODUCTION COSTS OF OIL AND GAS

                                                                                               Other         Eastern
                                                                              United         Western      Hemisphere
For the years ended December 31,                                              States      Hemisphere(a,b)  and Other(a)
- --------------------------------                                            --------      ----------      ----------
1994
   Oil
       Average sales price (dollars per barrel)                             $  14.21        $  10.19        $  12.08
   Gas
       Average sales price (dollars per Mcf)                                $   1.85        $   1.72        $   1.15

   Average oil and gas production cost (dollars per barrel)(c)              $   4.24        $   3.66        $   3.32
                                                                            --------        --------        --------
1993
   Oil
       Average sales price (dollars per barrel)                             $  15.54        $  11.51        $  11.41
   Gas
       Average sales price (dollars per Mcf)                                $   1.98        $   1.80        $   1.24

   Average oil and gas production cost (dollars per barrel)(c)              $   4.42        $   3.57        $   3.85
                                                                            --------        --------        --------
1992
   Oil
       Average sales price (dollars per barrel)                             $  17.60        $  12.74        $  18.14
   Gas
       Average sales price (dollars per Mcf)                                $   1.61        $   1.70        $   1.04

   Average oil and gas production cost (dollars per barrel)(c)              $   4.22        $   3.52        $   3.86
                                                                            --------        --------        --------

(a)  Sales prices are calculated before royalties with respect to certain of Occidental's interests.
(b)  Sales prices include fees received under service contracts.
(c)  Gas volumes have been converted to equivalent barrels based on energy content.

    The following table sets forth, for each of the three years in the period ended December 31, 1994, Occidental's net productive and dry exploratory and development wells drilled.

NET PRODUCTIVE AND DRY EXPLORATORY AND DEVELOPMENT WELLS DRILLED

                                                                                   Other       Eastern
                                                                     United      Western    Hemisphere         Total
For the years ended December 31,                                     States   Hemisphere     and Other     Worldwide
- --------------------------------                                    -------   ----------    ----------     ---------
1994
    Oil--  Exploratory                                                  1.5           --           3.0           4.5
           Development                                                139.6         10.8          58.6         209.0
    Gas--  Exploratory                                                  0.6           --           1.0           1.6
           Development                                                104.7           --           1.0         105.7
    Dry--  Exploratory                                                  3.2           --          12.5          15.7
           Development                                                 19.5          0.9           0.6          21.0
                                                                    -------      -------       -------       -------
1993
    Oil--  Exploratory                                                  1.0           --           6.0           7.0
           Development                                                113.2         17.6          25.2         156.0
    Gas--  Exploratory                                                  1.9           --           1.1           3.0
           Development                                                147.0           --            --         147.0
    Dry--  Exploratory                                                  3.9          0.4           7.9          12.2
           Development                                                 15.6           --           3.5          19.1
                                                                    -------      -------       -------       -------
1992
    Oil--  Exploratory                                                  1.5           --           1.6           3.1
           Development                                                 96.9         13.9          13.4         124.2
    Gas--  Exploratory                                                  1.4          1.0           0.3           2.7
           Development                                                 87.9           --            --          87.9
    Dry--  Exploratory                                                  9.3          0.9           8.3          18.5
           Development                                                 13.4           --           0.2          13.6
                                                                    -------      -------       -------       -------

    The following table sets forth, as of December 31, 1994, Occidental's productive oil and gas wells (both producing wells and wells capable of production). The numbers in parentheses indicate the number of wells with multiple completions.

PRODUCTIVE OIL AND GAS WELLS

                                                                                   Other       Eastern
                                                                     United      Western    Hemisphere         Total
Wells at December 31, 1994                                           States   Hemisphere     and Other     Worldwide
- --------------------------                                       ----------   ----------    ----------   -----------
Oil--   Gross(a)                                                 9,200 (51)        1,165      454 (11)   10,819 (62)
        Net(b)                                                   4,797 (25)          746      231 (11)    5,774 (36)
Gas--   Gross(a)                                                 3,481 (57)           --       31         3,512 (57)
        Net(b)                                                   2,397 (37)           --       10         2,407 (37)
                                                                 ----------    ---------     ---------   -----------

(a)   The total number of wells in which interests are owned or which are operated under service contracts.
(b)   The sum of fractional interests.

    The following table sets forth, as of December 31, 1994, Occidental's participation in exploratory and development wells being drilled.

PARTICIPATION IN EXPLORATORY AND DEVELOPMENT WELLS BEING DRILLED

                                                                                   Other       Eastern
                                                                     United      Western    Hemisphere         Total
Wells at December 31, 1994                                           States   Hemisphere     and Other     Worldwide
- --------------------------                                        ---------   ----------    ----------     ---------
Exploratory and development wells
    Gross                                                                54            3            53           110
    Net                                                                  30            3            28            61
                                                                  ---------    ---------     ---------     ---------

    At December 31, 1994, Occidental was participating in 144 pressure maintenance and waterflood projects in the United States, 11 in Latin America, 11 in the Middle East, 2 in Russia and 2 in Oman.

    The following table sets forth, as of December 31, 1994, Occidental's holdings of developed and undeveloped oil and gas acreage.

OIL AND GAS ACREAGE                                           Other       Eastern
                                               United       Western    Hemisphere        Total
Thousands of acres                             States    Hemisphere     and Other    Worldwide
- ------------------                             ------    ----------    ----------    ---------
Developed(a)--    Gross(b)                      2,367           139         1,157        3,663
                  Net(c)                        1,738           125           372        2,235
                                               ------      --------      --------     --------
Undeveloped(d)--  Gross(b)                      3,094         5,701        43,588       52,383
                  Net(c)                        1,589         4,914        21,636       28,139
                                               ------      --------      --------     --------

(a) Acres spaced or assigned to productive wells.
(b) Total acres in which interests are held.
(c) Sum of the fractional interests owned, based on working interests or shares of production, if under production-sharing agreements.
(d) Acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether the acreage contains proved reserves.
