Form 10-K405, Exhibit 13
period 1995-12-31
OCCIDENTAL PETROLEUM CORP /DE/
filed 1996-03-29
CIK 797468


FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA                                   Occidental Petroleum Corporation
Dollar amounts in millions, except per-share amounts                                           and Subsidiaries

For the years ended December 31,                       1995         1994         1993         1992         1991
==============================================    =========    =========    =========    =========    =========
RESULTS OF OPERATIONS
  Net sales and operating revenues                $  10,423    $   9,236    $   8,116    $   8,494    $   9,498
  Income(loss) from continuing operations         $     511    $     (36)   $      74    $     126    $     372
  Net income(loss)                                $     511    $     (36)   $     283    $    (591)   $     460
  Preferred dividend requirements                 $      93    $      76    $      39    $       3    $       7
  Earnings(loss) applicable to common stock       $     418    $    (112)   $     244    $    (594)   $     453
  Earnings(loss) per common share from
    continuing operations                         $    1.31    $    (.36)   $     .12    $     .41    $    1.22
  Primary earnings(loss) per common share         $    1.31    $    (.36)   $     .80    $   (1.97)   $    1.52
  Fully diluted earnings(loss) per share          $    1.30    $    (.36)   $     .80    $   (1.97)   $    1.52

FINANCIAL POSITION
  Total assets                                    $  17,815    $  17,989    $  17,123    $  17,877    $  15,763
  Senior funded debt, net                         $   4,819    $   5,823    $   5,728    $   5,452    $   5,478
  Capital lease liabilities, net                  $     259    $     291    $     319    $     354    $     379
  Stockholders' equity                            $   4,630    $   4,457    $   3,958    $   3,440    $   4,340

  Common dividends declared per share             $    1.00    $    1.00    $    1.00    $    1.00    $    1.00

AVERAGE SHARES OUTSTANDING (THOUSANDS)              318,231      310,836      304,898      302,017      298,548
----------------------------------------------    ---------    ---------    ---------    ---------    ---------
See Management's Discussion and Analysis and the Notes to Consolidated Financial Statements for information regarding accounting changes, asset dispositions and charges for reorganization, litigation matters, environmental remediation and other costs and other special items affecting comparability.



MANAGEMENT'S DISCUSSION AND ANALYSIS

1995 BUSINESS ENVIRONMENT    Worldwide crude markets in 1995 experienced
moderate price increases on average versus those of a year earlier. The increase of a little over $1 per barrel was accompanied by less volatility relative to a year ago. This price growth and reduced volatility enhanced financial performance throughout the industry.
     While political unrest and instability in certain major oil producing regions continue to have short-term market impact, good supply-and-demand fundamentals had the most influence on price improvements. These fundamentals were largely influenced by continuing economic growth, especially in the Far East. In addition, OPEC production only moderately exceeded the organization's existing quotas. Prices rose generally during the first half of 1995 but dropped during the third quarter. In their late 1995 meeting, OPEC decided to roll over the existing quotas of 24.5 million barrels of oil per day. This, and the return to more normal demand for the 1995-96 winter season, added to price gains throughout the fourth quarter. OPEC member countries' production in excess of agreed quotas has not significantly affected crude oil prices.
     Of additional significance is the continuing strength in heavier petroleum product markets such as fuel oil. This strength, coupled with changing global crude oil supply qualities, has provided an even stronger boost to heavier crude oil prices relative to the lighter, benchmark West
Texas Intermediate (WTI) and Brent crudes. Occidental's global crude oil production portfolio, being moderately heavier than these benchmark crudes, has benefited from this market development and should continue to do so as long as the fundamentals remain unchanged.
     Natural gas prices were relatively weak during the first half of 1995 due to a mild 1994-95 winter heating season and the resulting higher storage inventories at the end of the season. Unusually warm weather during the summer, however, caused an increase in demand for gas by electric utilities and an increase in gas prices by late summer. Because of this high summer demand, storage inventories nationwide were below year-ago levels at the beginning of the 1995-96 winter heating season. These low storage inventories, combined with unusually cold weather in November and December, caused gas prices to increase significantly by year-end. The sharp increase in winter demand also drove prices up in the first quarter of 1996. The average gas price for 1996 consequently is expected to remain higher than 1995, bolstered in part by the need to raise low storage inventory levels.
     Since trading in natural gas futures began in 1990, the volume of natural gas traded on the NYMEX has grown to be approximately four times greater than the actual amount of gas delivered to pipelines. This winter, NYMEX natural gas futures attained an all-time high price and natural gas price volatility was the greatest of all U.S.-traded commodities.
     Although overall demand for natural gas has been increasing and is in relative balance with supply, gas prices can be significantly affected by short-term fundamentals such as weather, inventory levels, competing fuel prices, availability of transport capacity and supply disruptions.

     The interstate natural gas pipeline industry completed its second year of operation under Federal Energy Regulatory Commission (FERC) Order 636. As a result, interstate pipelines no longer are marketers of natural gas but instead provide transportation and storage services. The sale of natural gas to local distribution companies and end users has shifted to producers and nonregulated marketing companies, including interstate pipeline affiliates. Local gas distribution and electric utility companies also are beginning to face similar regulatory requirements, at both the federal and state level, to unbundle their services. This is creating new opportunities for marketers of both gas and electricity.
     1995 marked a year of higher earnings for the U.S. chemical industry. Strong demand growth in the first half of 1995 contributed to increases in both prices and margins. Demand for OxyChem products increased due to the strengthening of the U.S. and other economies and from strong recoveries in such key and end-use markets as construction, automotive, pulp and paper, and aluminum. A succession of caustic soda price increases in 1994 brought chlor-alkali margins overall to historic highs in 1995. Prices for ethylene and ethylene coproducts, such as propylene, continued to improve during the first half of 1995 due to short supplies. Polyvinyl chloride (PVC) demand continued to grow at strong rates in the first half of 1995, which was reflected in improved selling prices.
     During the last half of 1995, however, prices for PVC and petrochemical products fell mainly due to a slowing of exports, primarily because China reduced its purchases in the world market, resulting in reduced margins. It is expected that demand will improve as China returns to the world market during 1996. PVC and petrochemical prices are expected to stabilize in the first half of 1996, with prices increasing in the second half of 1996.

1995 INCOME SUMMARY Occidental reported net income of $511 million ($1.31 per share) in 1995, on net sales and operating revenues of $10.4 billion. Before the after-tax effect of the special items listed below, earnings were $623 million. Net income included pretax charges of $132 million for the previously announced reorganizations of the oil and gas and natural gas transmission divisions and $109 million for the settlement of litigation, partially offset by a gain of $40 million from the sale of Occidental's PVC facility at Addis, Louisiana.

DIVISIONAL OPERATIONS    The following discussion of each of Occidental's three
operating divisions and corporate items should be read in conjunction with Note 17 to the Consolidated Financial Statements.
     Divisional earnings exclude interest income, interest expense, unallocated corporate expenses, discontinued operations, extraordinary items and income from equity investments, but include gains from dispositions of divisional assets.
     Foreign income and other taxes and certain state taxes are included in divisional earnings on the basis of operating results. U.S. federal income taxes are not allocated to divisions except for amounts in lieu thereof that represent the tax effect of operating charges or credits resulting from purchase accounting adjustments which arise due to the implementation in 1992 of Statement of Financial Accounting Standards (SFAS) No. 109--"Accounting for Income Taxes." Divisional earnings in 1995 benefited by $91 million from credits allocated. This included credits of $16 million, $48 million and $27 million in oil and gas, natural gas transmission and chemical, respectively. Divisional earnings in 1994 benefited by $91 million from net credits allocated. This included credits of $18 million, $41 million and $32 million in oil and gas, natural gas transmission and chemical, respectively.
Divisional earnings in 1993 benefited by $42 million from net credits allocated. This included credits of $20 million and $38 million in oil and gas and chemical, respectively, and a net charge of $16 million in natural gas transmission.
     The following table sets forth the sales and earnings of each operating division and corporate items:


DIVISIONAL OPERATIONS
In millions

                                                                     Sales                         Earnings(Loss)
                                       -----------------------------------    -----------------------------------
For the years ended December 31,            1995         1994         1993         1995         1994         1993
===================================    =========    =========    =========    =========    =========    =========
Oil and gas                            $   3,018    $   2,451    $   1,702    $      45    $      27    $     278
Natural gas transmission                   2,038        2,110        2,378          213          276          426
Chemical                                   5,370        4,677        4,042        1,080          350          173
Other                                         (3)          (2)          (6)          --           --           --
                                       ---------    ---------    ---------    ---------    ---------    ---------
                                       $  10,423    $   9,236    $   8,116        1,338          653          877
                                       =========    =========    =========
Unallocated corporate items
  Interest expense, net                                                            (540)        (564)        (554)
  Income taxes                                                                     (295)        (110)        (186)
  Other                                                                               8          (15)         (63)
                                                                              ---------    ---------    ---------
Income(loss) from continuing operations                                             511          (36)          74
Discontinued operations, net                                                         --           --          221
Extraordinary gain(loss), net                                                        --           --          (12)
                                                                              ---------    ---------    ---------
Net income(loss)                                                              $     511    $     (36)   $     283
=========================================================================     =========    =========    =========


OIL AND GAS


                                                 1995         1994         1993
========================================    =========    =========    =========
DIVISIONAL SALES (in millions)              $   3,018    $   2,451    $   1,702
DIVISIONAL EARNINGS (in millions)           $      45    $      27    $     278
AVERAGE SALES PRICES
  CRUDE OIL PRICES (per barrel)
    U.S.                                    $   15.61    $   14.21    $   15.54
    Other Western Hemisphere                $   10.62    $   10.19    $   11.51
    Eastern Hemisphere                      $   14.47    $   12.08    $   11.41
  GAS PRICES (per thousand cubic feet)
    U.S.                                    $    1.51    $    1.85    $    1.98
    Other Western Hemisphere                $      --    $    1.72    $    1.80
    Eastern Hemisphere                      $    2.07    $    1.15    $    1.24
EXPENSED EXPLORATION(a) (in millions)       $     106    $     127    $     102
CAPITAL EXPENDITURES (in millions)
  Development                               $     373    $     345    $     451
  Exploration                               $     130    $     147    $     122
  Acquisitions and other                    $      72    $     326    $     275
----------------------------------------    ---------    ---------    ---------
(a)   Includes amounts previously shown in exploration capital expenditures.



     Occidental emphasizes international operations through exploration for and production of oil and gas and through enhanced oil recovery projects to improve long-term cash flow and profitability. Occidental expects to increase domestic reserves and production above current levels through a targeted exploration program, producing property acquisitions that fit its infrastructure and through improved field production efficiencies. Also, Occidental continues to dispose of nonstrategic assets.
     Occidental reorganized its worldwide oil and gas operations, headquartered in Bakersfield, California, in the fourth quarter of 1995. This change allows Occidental to redeploy its resources and sharpen its focus on improving performance. The reorganization, for which a charge of $95 million was recorded, is expected to result in annualized savings of $100 million.
     The operating results of 1995, compared with 1994, reflected higher worldwide crude oil production and prices, higher international natural gas volumes and lower exploration costs, partially offset by lower domestic natural gas prices. The change in sales for 1995, compared with 1994, largely reflected higher worldwide crude oil production and prices and increased oil trading activity. The operating results of 1994, compared with 1993, reflected lower worldwide crude oil prices and domestic natural gas prices and higher exploration costs, partially offset by higher international crude oil and domestic natural gas volumes. The change in sales for 1994, compared with 1993, largely reflected increased oil trading activity.
     The 1995 results included charges of $95 million related to reorganization costs and $109 million for settlement of litigation. The 1994 results reflected charges of $45 million for environmental and litigation matters, $11 million for the impairment of oil and gas properties and $12 million for a voluntary retirement program and severance and related costs. Also included in the 1994 results was the gain of $16 million from the sale of Occidental's remaining interests in its producing operations in Argentina and a $15 million benefit resulting from the reversal of reserves no longer needed for anticipated liabilities related to the sale of Occidental's U.K. North Sea interests. The 1993 results included a benefit of $85 million, net of a federal tax charge of $45 million, resulting from the reversal of foreign tax reserves following the settlement of tax matters with foreign jurisdictions relating to the disposition of certain international oil and gas assets in 1991. The 1993 results also included a gain of $30 million on the sale of Occidental's equity interest in Trident NGL, Inc. (Trident), $25 million from a windfall profit tax refund and $5 million from a favorable litigation settlement, partially offset by a $24 million charge for environmental remediation and litigation matters.

NATURAL GAS TRANSMISSION


                                                 1995         1994         1993
========================================    =========    =========    =========
DIVISIONAL SALES (in millions)              $   2,038    $   2,110    $   2,378
DIVISIONAL EARNINGS (in millions)           $     213    $     276    $     426
THROUGHPUT (trillions of cubic feet)
  Transportation                                 1.53         1.53         1.61
  Sales                                           .65          .55          .66
                                            ---------    ---------    ---------
                                                 2.18         2.08         2.27
                                            =========    =========    =========
CAPITAL EXPENDITURES (in millions)          $     150    $      93    $      65
----------------------------------------    ---------    ---------    ---------



     In 1995, MidCon Corp.'s (MidCon) total throughput volume (excluding transportation for affiliates) was 2.18 trillion cubic feet (Tcf), approximately 5 percent higher than 1994 throughput of 2.08 Tcf. Transportation volumes were equal, while sales volumes increased approximately 18 percent from 1994. Divisional sales were lower in 1995 than in 1994, which reflected the absence of revenues from sales of regulated gas storage inventories, lower transportation margins and lower recoveries of gas supply realignment costs.
     MidCon reorganized its operations near the end of 1995 to expedite design of products and services to meet changing customer needs, maximize return on assets, enhance operating efficiencies and reduce costs. This reorganization resulted in a charge of $37 million and is expected to result in annualized savings of $50 million.
     Overall revenues for 1994 were lower than 1993 due to lower sales volumes at Natural Gas Pipeline Company of America (Natural); however, significant volumes of gas were sold by the nonregulated subsidiary of MidCon. Earnings declined in 1994, compared with 1993, reflecting changes in rates charged by Natural following the implementation of Order 636 and the settlement of a concurrent rate case. The lower sales volumes at Natural did not result in an earnings decline since regulatory procedures implementing Order 636 permitted margins from former sales service to be reallocated to continuing transportation and gas storage services. Additionally, earnings were lower in 1994, compared with 1993, resulting from lower reversals of financial reserves for disadvantageous gas purchase contracts, partially offset by lower depreciation expense in 1994. Total throughput volume (excluding transportation for affiliates) decreased approximately 8 percent in 1994, compared with 1993. Transportation volumes decreased slightly, while sales volumes decreased approximately 17 percent.
     The earnings decline in 1995, compared with 1994, reflected a charge for reorganization costs in 1995 of $37 million and favorable special items in 1994. Excluding these special items, earnings for 1995 were approximately the same as 1994. The 1994 results included the benefit of $13 million from a reduction of LIFO gas storage inventory and the net benefit of $12 million from the reduction of the contract impairment reserve. The 1993 results included a net benefit of $154 million from the reduction of the contract impairment reserve and an $8 million reversal of a tax-related reserve no longer required.

CHEMICAL

                                                 1995         1994         1993
========================================    =========    =========    =========
DIVISIONAL SALES (in millions)              $   5,370    $   4,677    $   4,042
DIVISIONAL EARNINGS (in millions)           $   1,080    $     350    $     173
KEY PRODUCT INDEXES (1987 through
    1990 average price = 1.0)
  Chlorine                                       1.36         1.43          .69
  Caustic soda                                   1.28          .54          .74
  PVC resins                                     1.01          .93          .77
KEY PRODUCT VOLUMES
  Chlorine (thousands of tons)                  3,170        3,172        3,110
  Caustic soda (thousands of tons)              3,275        3,471        3,240
  PVC resins (millions of pounds)               1,724        1,920        1,913
CAPITAL EXPENDITURES (in millions)
  Basic chemicals                           $     121    $      87    $      55
  Petrochemicals                            $      43    $      32    $      32
  Polymers and plastics                     $      33    $      34    $      38
  Specialty business                        $      30    $      23    $      22
  Other                                     $      16    $      14    $      19
----------------------------------------    ---------    ---------    ---------


     OxyChem's ongoing commitment to controlling costs and maintaining the reliable operations of its manufacturing facilities continues to make important contributions to earnings. Higher margins, resulting from improved demand, significantly benefited earnings in 1995.
     Earnings in 1995 improved significantly, compared with 1994, as prices and margins increased for a number of OxyChem's key products, primarily PVC, caustic soda and petrochemicals. Prices for PVC and petrochemical products fell in the second half of 1995, but demand is expected to improve as 1996 progresses. Additionally, the 1995 results benefited from ongoing efforts to manage costs and improve productivity. The higher earnings in 1994, compared with 1993, reflected improved product prices and margins for PVC, chlorine and petrochemicals. Additionally, the 1994 results benefited from lower manufacturing and administrative costs and from lower depreciation expense.
     The 1995 earnings included the pretax gain of $40 million related to the sale of the PVC facility at Addis, Louisiana. The 1994 results reflected a $55 million charge for litigation matters and charges of $48 million for expenses related to the curtailment and closure of certain plant operations. Also included in the 1994 results was an $11 million unfavorable impact related to an explosion at the Taft plant and charges for start-up costs related to the Swift Creek chemical plant. The 1993 results included a $16 million benefit resulting from the reversal of a plant closure reserve no longer required.

CORPORATE
     The improvement in unallocated corporate other items in 1995, compared with 1994, primarily reflected the benefit of higher equity income from unconsolidated chemical and oil and gas investments.
     The 1994 amount included a net benefit of $7 million resulting from the reversal of reserves no longer required and the adoption of SFAS No. 112--"Employers' Accounting for Postemployment Benefits" and also reflected higher equity earnings, as compared with 1993, primarily from unconsolidated chemical investments.
     The 1993 amount included a onetime noncash charge of $55 million to adjust net deferred tax liabilities following the enactment of tax legislation in August 1993, partially offset by $13 million of interest income related to the windfall profit tax refund discussed above.

REORGANIZATION CHARGES    In the fourth quarter of 1995, Occidental recorded
pretax charges of $132 million related to the reorganization of its worldwide oil and gas operations headquartered in Bakersfield, California and the reorganization of the operations of the natural gas transmission division. The charges recorded had no cash impact in 1995. Management expects that, after the initial cash outlays for the reorganization program in 1996, the reorganization will have a favorable impact on cash flow from operations.

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

ACCOUNTING CHANGES    Occidental periodically reviews the estimated economic
lives of its assets. Beginning in 1994, Occidental revised the estimated average useful lives used to compute depreciation for most of its chemical machinery and equipment from 20 years to 25 years and for most of its natural gas transmission property to a remaining life of 40 years. These revisions were made to more properly reflect the current economic lives of the assets based on anticipated industry conditions. The result was a reduction in net loss for the year ended December 31, 1994 of approximately $65 million, or approximately $.21 per share. Natural gas transmission and chemical divisional earnings benefited by approximately $31 million and $34 million, respectively.

SFAS NO. 121    In March 1995, the Financial Accounting Standards Board issued
SFAS No. 121--"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Occidental will implement SFAS No. 121 by the first quarter of 1996. The provisions will require Occidental to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based on expected future cash flows, then a loss will be recognized in the income statement using a fair-value based model. Based on preliminary reviews performed in 1995, which assumed that Occidental will continue to operate, maintain and, where appropriate, expand its businesses, Occidental's adoption of SFAS No. 121, effective January 1, 1996, is not expected to have an impact on Occidental's consolidated financial position or results of operations.

SFAS NO. 112    In December 1992, the Financial Accounting Standards Board
issued SFAS No. 112--"Employers' Accounting for Postemployment Benefits," which substantially changed the existing method of accounting for employer benefits provided to inactive or former employees after active employment but before retirement. The statement requires that the cost of postemployment benefits (principally medical benefits for inactive employees) be recognized in the financial statements during employees' active working careers. Occidental's adoption of SFAS No. 112, effective January 1, 1994, did not have a material impact on Occidental's financial position or results of operations.

SPECIAL ITEMS    Special items are infrequent transactions that may affect
comparability between years. The special items included in the 1995, 1994 and 1993 results are detailed below. For further information, see Note 17 to the Consolidated Financial Statements and the discussion above.

SPECIAL ITEMS


Benefit(Charge) In millions                      1995         1994         1993
========================================    =========    =========    =========
OIL AND GAS
  Litigation settlement                     $    (109)   $      --    $       5
  Reorganization                                  (95)          --           --
  Gain on sale of producing
    interests in Argentina                         --           16           --
  U.K. North Sea reserve
    reversal                                       --           15           --
  Environmental and litigation                     --          (45)         (24)
  Severance and voluntary
    retirement program                             --          (12)          --
  Property impairments                             --          (11)          --
  Foreign tax reserve reversal(a)                  --           --           85
  Gain on sale of equity
    interest in Trident                            --           --           30
  Windfall profit tax refund                       --           --           25
----------------------------------------    ---------    ---------    ---------
NATURAL GAS TRANSMISSION
  Reorganization                                  (37)          --           --
  Contract impairment reserve
    reversal(a)                                    --           12          154
  Reduction of LIFO inventory                      --           13           --
  Tax reserve reversal                             --           --            8
----------------------------------------    ---------    ---------    ---------
CHEMICAL
  Gain on sale of PVC facility                     40           --           --
  Litigation reserves                              --          (55)          --
  Curtailment of operations
   and plant closure                               --          (48)          --
  Plant explosion and start-up
    costs                                          --          (11)          --
  Plant closure reserve
    reversal                                       --           --           16
----------------------------------------    ---------    ---------    ---------
CORPORATE
  Reversal of reserves and
    adoption of SFAS No. 112                       --            7           --
  1993 federal tax rate change                     --           --          (55)
  Interest portion of windfall
    profit tax refund                              --           --           13
  Discontinued operations(a)                       --           --          221
  Extraordinary items(a)                           --           --          (12)
----------------------------------------    ---------    ---------    ---------
(a)  These amounts are shown after-tax.



CONSOLIDATED OPERATIONS--REVENUES


SELECTED REVENUE ITEMS
In millions                                      1995         1994         1993
========================================    =========    =========    =========
Net sales and operating
  revenues                                  $  10,423    $   9,236    $   8,116
Interest, dividends and
  other income                              $     114    $      92    $     347
Income from equity
  investments                               $     112    $      73    $      27
----------------------------------------    ---------    ---------    ---------

     The increase in sales in 1995, compared with 1994, primarily reflected higher sales prices for most major chemical products, higher worldwide crude oil production and prices, and increased oil trading activity. These increases were partially offset by the impact of lower domestic natural gas prices. The increase in sales in 1994, compared with 1993, primarily reflected the effect of improved prices in PVC, chlorine and petrochemicals businesses and increased oil trading activity.
     The increase in interest, dividends and other income in 1995, compared with 1994, reflected higher interest income resulting from the substantial increase in invested cash balances. Included in the 1994 amount was the benefit of $20 million from a pretax reduction of the contract impairment reserve at MidCon, the Company's natural gas transmission division, and the $15 million benefit resulting from the reversal of reserves no longer needed for anticipated liabilities related to the sale of Occidental's U.K. North Sea interests. Included in the 1993 amount was the benefit of a $246 million pretax reduction of the contract impairment reserve at MidCon. Also included in the 1993 results were the $5 million favorable litigation settlement and the $25 million windfall profit tax refund, both recorded in the oil and gas division, and $13 million of interest income related to this windfall profit tax refund.
     The increase in income from equity investments in 1995, compared with 1994 and 1993, primarily reflected higher earnings from certain unconsolidated chemical and oil and gas investments.

CONSOLIDATED OPERATIONS--EXPENSES


SELECTED EXPENSE ITEMS
In millions                                      1995         1994         1993
========================================    =========    =========    =========
Cost of sales                               $   6,980    $   6,727    $   5,972
Selling, general and adminis-
  trative and other
  operating expenses                        $   1,194    $     989    $     782
Interest and debt expense, net              $     579    $     584    $     579
Provision for domestic and
  foreign income and
  other taxes                               $     402    $     143    $     143
----------------------------------------    ---------    ---------    ---------



     The increase in cost of sales in 1995, compared with 1994 and 1993, primarily reflected increased oil trading activity.
     The increase in selling, general and administrative and other operating expenses in 1995 from 1994 primarily reflected the charges for reorganization costs and settlement of litigation. The increase in 1994, compared with 1993, essentially reflected higher other operating expenses of $200 million and lower foreign exchange gains of $15 million. The higher other operating expenses included $96 million of litigation expense provisions, $48 million for expenses related to curtailment and closure of certain chemical plant operations, and higher other reserves.
     Lower interest and debt expense in 1995 from 1994 primarily reflected lower outstanding average debt levels in 1995, partially offset by increased expense due to regulatory settlements and slightly higher rates.
     The 1995 provision for domestic and foreign income and other taxes, compared with 1994, reflected the substantial increase in divisional earnings subject to U.S. income tax, primarily at domestic chemical operations. The 1994 provision for domestic and foreign income and other taxes, compared with 1993, reflected lower domestic taxes and increased foreign taxes resulting from relatively more income subject to tax in various foreign jurisdictions and the absence in 1994 of two 1993 special items, as discussed below. In 1994, income taxes exceeded pretax income primarily because of substantial amounts of foreign income that were taxed individually in separate jurisdictions, before the benefit of a U.S. tax deduction for interest and corporate expenses. The 1993 provision reflected the $85 million reversal of foreign tax reserves, partially offset by the $55 million charge to adjust net deferred tax liabilities, as described above.

LIQUIDITY AND CAPITAL RESOURCES


OPERATING ACTIVITIES
In millions                                      1995         1994         1993
                                            =========    =========    =========
NET CASH PROVIDED                           $   1,501    $     760    $     608



     The 1995 improvement in net cash provided by operating activities, compared with 1994, reflected higher operating earnings in both the oil and gas and chemical divisions and proceeds of $100 million from an advance sale of crude oil, further discussed below. The 1994 improvement in net cash provided by operating activities, compared with 1993, reflected higher operating earnings, primarily in the chemical division. Cash provided by operating activities in 1993 was adversely affected by the unfavorable economic environment, resulting in lower sales prices and margins, particularly in chemical operations.
     Other noncash charges of $246 million in 1995 primarily reflected the charges of $132 million for reorganization costs at the oil and gas and natural gas transmission divisions. Other noncash charges of $175 million in 1994 primarily reflected the charges of $100 million for environmental and litigation matters and $48 million for expenses related to the curtailment and closure of certain chemical plant operations, partially offset by $22 million resulting from the reversal of reserves no longer needed and $20 million from the reduction of the contract impairment reserve. Other noncash credits in 1993 primarily reflected the reductions of the contract impairment reserve, discussed above. Each of the three years also included charges for employee benefit plans and other items.


INVESTING ACTIVITIES
In millions                                      1995         1994         1993
                                            =========    =========    =========
NET CASH USED                               $    (136)   $  (1,007)   $    (876)



     Net cash used in investing activities included Occidental's capital expenditure program as discussed below. The 1995 investing amount also included substantial proceeds from sales of businesses and other assets.


CAPITAL EXPENDITURES In millions                 1995         1994         1993
========================================    =========    =========    =========
Oil and gas                                 $     575    $     818    $     848
Natural gas transmission                          150           93           65
Chemical                                          243          190          166
Corporate and other                                11            2            4
                                            ---------    ---------    ---------
                                            $     979    $   1,103    $   1,083
========================================    =========    =========    =========



     The spending in the oil and gas business continues to be the major part of Occidental's capital program underscoring Occidental's commitment to this core business. Significant capital was also spent on chemical and natural gas transmission to maintain and upgrade Occidental's businesses and to provide for expansion when it is economically attractive to do so.
    The 1994 capital expenditures included the cash portion of the purchase price of certain U.S. Gulf Coast oil and gas properties acquired from Agip Petroleum Co. Inc. (Agip) and payments under a production sharing agreement for an enhanced oil recovery project in Qatar. The 1993 capital expenditures included the purchase of a royalty interest in the Congo and the development of oil discoveries in Yemen and Ecuador. Capital expenditures for 1996 are estimated to be approximately the same as the 1995 capital program.

ADDITIONAL CASH FLOW INVESTING ACTIVITIES     The 1995 operating lease buyouts
of $141 million included $71 million for the Swift Creek chemical plant. This plant was part of the agricultural chemical products business sold in the fourth quarter of 1995. The 1995 net proceeds from the sale of businesses and disposal of property, plant and equipment reflected the proceeds from the sale of Occidental's high-density polyethylene business (HDPE), its agricultural chemicals business, its PVC facilities at Addis, Louisiana and Burlington South, New Jersey, which were sold pursuant to a Federal Trade Commission divestiture order, and a portion of Occidental's oil and gas operation in Pakistan.
     The 1994 purchase of businesses reflected cash balances obtained as a result of the acquisition of Placid Oil Company (Placid), which was consummated through the issuance of Occidental common and preferred stock, as described below.
     The 1993 proceeds from the sale of businesses and disposal of property, plant and equipment included the sale of Occidental's equity interest in Trident for approximately $121 million and the disposition of the coal business and other assets.


FINANCING ACTIVITIES
In millions                                      1995         1994         1993
                                            =========    =========    =========
NET CASH PROVIDED(USED)                     $    (974)   $     219    $     340



     The significant change in 1995 financing activities, compared with 1994, reflected repayment of debt using proceeds from asset sales and cash flow from operations. In 1995, principal payments of senior funded debt and capital lease liabilities, net of proceeds from borrowings, was $603 million.
     Financing activities in 1994 provided net cash proceeds of approximately $557 million from the February public offering of 11,388,340 shares of $3.00 cumulative CXY-indexed convertible preferred stock. Additionally, in 1994, proceeds from borrowings, net of principal payments of senior funded debt and capital lease liabilities, resulted in net cash provided of $26 million. Financing activities in 1993 included net cash proceeds of $563 million from the February issuance of 11,500,000 shares of $3.875 cumulative convertible preferred stock. Also, proceeds from lower cost borrowings, net of payments of capital lease liabilities and repayments of higher cost debt, resulted in net cash provided in 1993 of $108 million.
     Occidental paid preferred and common stock dividends of $406 million in 1995, $376 million in 1994 and $335 million in 1993. The increase in 1995 and 1994 primarily reflected the dividends on the preferred and common stocks issued in connection with acquisitions and the preferred offerings, discussed above.
     Cash used by investing activities exceeded cash provided by operating activities for the years ended December 31, 1994 and 1993. Occidental funded this net cash use through borrowings and issuance of preferred stock.
     Occidental has a centralized cash-management system that funds the working capital and capital expenditure requirements of its various subsidiaries. There are no provisions under existing debt agreements that significantly restrict the ability to move funds among operating entities.

ANALYSIS OF FINANCIAL POSITION

     The changes in the following components of Occidental's balance sheet are discussed below:


SELECTED BALANCE SHEET COMPONENTS
In millions                                                    1995         1994
======================================================    =========    =========
Trade receivables                                         $     643    $     735
Inventories                                               $     647    $     748
Equity investments                                        $     927    $     692
Property, plant and equipment, net                        $  13,867    $  14,502
Current maturities of senior funded debt
  and capital lease liabilities                           $     522    $      69
Senior funded debt, net                                   $   4,819    $   5,823
Other liabilities                                         $   3,089    $   2,943
Stockholders' equity                                      $   4,630    $   4,457
------------------------------------------------------    ---------    ---------



     At December 31, 1995, Occidental had available $2.6 billion of committed credit lines and draws on them, as needed, to maintain sufficient cash balances for daily operating and other purposes.
     Trade receivables and inventories reflected the absence of balances relating to certain chemical assets which were sold during 1995.
     Equity investments increased reflecting the receipt of Clark USA, Inc. (Clark) common stock as partial consideration in exchange for Occidental's obligation to deliver Clark 17.7 million barrels of WTI-equivalent oil over the next six years.
     Property, plant and equipment, net of accumulated depreciation, depletion and amortization, decreased reflecting the sale of Occidental's HDPE business, agricultural chemicals business, the PVC facilities and a portion of Occidental's oil and gas operation in Pakistan, as discussed above, partially offset by capital expenditures and operating lease buyouts.
     Current maturities of senior funded debt and capital lease liabilities increased reflecting the reclassification from long-term to short-term of the net amount of debt to be repaid during 1996. For further discussion of the debt to be repaid in 1996, see the Subsequent Events section below.
     Senior funded debt, net of current maturities and unamortized discount, decreased reflecting debt repayments including the application of cash flow from operations together with the net proceeds from the asset dispositions, described above, and the reclassification of debt to be repaid in 1996, discussed below. At December 31, 1995, minimum principal payments on senior funded debt, including sinking fund requirements, totaled $301 million in 1997, $375 million in 1998, $1.224 billion in 1999, $499 million in 2000,
$518 million in 2001 and $2.049 billion thereafter. However, Occidental has the option to call certain issues of senior funded debt prior to their maturity dates.
     Other liabilities increased reflecting Occidental's obligation to deliver
17.7 million barrels of WTI-equivalent oil over the next six years, described below, partially offset by payments and reclassifications.
     The change in stockholders' equity primarily reflected net income and the issuance of common stock to various employee benefit plans and the dividend reinvestment plan, partially offset by dividends declared.

ACQUISITIONS AND COMMITMENTS    In November 1995, Occidental agreed to acquire a
64 percent equity interest in INDSPEC Chemical Corporation (INDSPEC) for $85 million of Occidental common stock. Under the terms of the agreement, INDSPEC's management and employees will retain voting control of the company. This transaction is expected to close in 1996.
     In December 1995, Occidental entered into a transaction with Clark under which Occidental agreed to deliver approximately 17.7 million barrels of WTI-equivalent oil over the next six years. In exchange, Occidental received $100 million in cash and approximately 5.5 million shares of Clark common stock. As a result of this transaction, Occidental owns approximately 19 percent of Clark. Occidental has accounted for the consideration received in the transaction as deferred revenue which is being amortized into revenue as WTI-equivalent oil is produced and delivered during the term of the agreement.
     During the second quarter of 1995, Occidental and Canadian Occidental Petroleum Ltd. formed partnerships into which they contributed primarily sodium chlorate manufacturing facilities. Occidental retained a less-than-twenty-percent direct interest in these partnerships accounted for on the equity method. This transaction did not result in any gain or loss.
     On December 29, 1994, Occidental acquired Placid for an aggregate purchase price of approximately $250 million through the issuance of 3,606,484 shares of $3.875 cumulative convertible voting preferred stock, with a value of $175 million, and the balance through the issuance of 3,835,941 shares of Occidental common stock. Placid has oil and gas exploration and production properties primarily in the U.S. Gulf Coast and the Netherlands. Placid also has an approximate 39 percent interest in a major pipeline system in the Dutch sector of the North Sea, which includes
170 miles of main and feeder lines. The acquisition has been accounted for by the purchase method. Accordingly, the cost of the acquisition was allocated to the assets acquired and liabilities assumed based upon their estimated respective fair values. The allocation of the purchase price was finalized during 1995 upon completion of the asset valuations and resolution of the preacquisition contingencies.
     In addition, as previously mentioned, on March 31, 1994, Occidental acquired interests in certain U.S. Gulf Coast oil and gas properties from Agip for a purchase price of $161 million through the issuance of 5,150,602 shares of Occidental common stock and $78 million in cash.
     Commitments at December 31, 1995 for major capital expenditures during 1996 and thereafter were approximately $382 million. Total capital expenditures for 1996 are estimated to be approximately $1.0 billion, the majority of which is for oil and gas. Occidental believes that, through internally generated funds and financing activity, it will have sufficient funds to continue its current capital spending programs.

SUBSEQUENT EVENTS    On January 23, 1996, Occidental called for redemption on
March 15 all of the outstanding $955 million principal amount of its 11.75% Senior Debentures due March 15, 2011, at a redemption price of 104.838% of the principal amount, together with accrued interest. The redemption of these debentures is in part being funded from cash accumulated in excess of ongoing requirements. The payment of the call premium will be reflected as an extraordinary loss in Occidental's 1996 first quarter results.
     On February 13, 1996, Occidental announced a realignment of its chemical operations. The realignment will result in staff reductions of approximately 450 people. The costs associated with the realignment are not expected to have a material impact on the 1996 results of operations and the annualized savings are expected to be approximately $100 million.

HEDGING ACTIVITIES    Occidental periodically uses commodity futures contracts,
options and swaps to hedge the impact of oil and natural gas price fluctuations and uses forward exchange contracts to hedge the risk associated with fluctuations in foreign currency exchange rates. Occidental does not engage in activities using highly complex or leveraged instruments. Gains and losses on commodity futures contracts are deferred until recognized as an adjustment to sales revenue or purchase costs when the related transaction being hedged is finalized. Gains and losses on foreign currency forward exchange contracts that hedge identifiable future commitments are deferred until recognized when the related item being hedged is settled. All other contracts are recognized in periodic income.
     In addition, the oil and gas division engages in oil and gas trading activity through the use of futures contracts. The results are not significant and are included in periodic income.
     Many of Occidental's foreign oil and gas operations and foreign chemical operations are located primarily in developing countries whose currencies generally depreciate against the U.S. dollar on a continuing basis. An effective currency forward market does not exist for these countries; therefore, Occidental attempts to manage its exposure primarily by balancing monetary assets and liabilities and maintaining cash positions only at levels necessary for operating purposes. The major foreign currency positions at December 31, 1995 are generally in a net liability position, effectively eliminating the potentially unfavorable effects of devaluation.
     Interest rate swaps are entered into as part of Occidental's overall strategy to maintain part of its debt on a floating rate basis. From time to time, Occidental enters into interest rate swaps on specific debt. In
November 1993, Occidental entered into interest rate swaps on newly issued fixed-rate debt for notional amounts totaling $530 million, converting this fixed-rate debt to floating-rate debt. The swap rate difference resulted in approximately $5 million of additional interest expense in 1995 and $6 million and $1 million savings in interest expense for 1994 and 1993, respectively, compared to what interest expense would have been had the debt remained at fixed rates. The impact of the swaps on the weighted average interest rates for all debt in 1995, 1994 and 1993 was not significant. The fair value of interest rate swaps is the amount at which they could be settled, based on estimates obtained from dealers. Based on these estimates at December 31, 1995, Occidental would be required to pay approximately $3 million to terminate its interest rate swap agreements. Occidental will continue its strategy of maintaining part of its debt on a floating rate basis.

TAXES    Deferred tax liabilities were $2.3 billion at December 31, 1995, net of deferred tax assets of $1.8 billion. The current portion of the deferred tax assets of $335 million is included in prepaid expenses and other. The net deferred tax assets are expected to be realized through future operating income and reversal of taxable temporary differences.

LAWSUITS, COMMITMENTS AND CONTINGENCIES    Occidental and certain of its
subsidiaries are parties to various lawsuits, environmental and other proceedings and claims that may involve substantial amounts. See Note 10 to the Consolidated Financial Statements. Occidental also has commitments under contracts, guarantees and joint ventures and certain other contingent liabilities. See Note 11 to the Consolidated Financial Statements. In management's opinion, after taking into account reserves, none of these matters should have a material adverse effect upon Occidental's consolidated financial position or results of operations in any given year.

ENVIRONMENTAL EXPENDITURES    Occidental's operations in the United States are
subject to increasingly stringent federal, state and local laws and regulations relating to improving or maintaining the quality of the environment. Foreign operations also are subject to varied environmental protection laws. Costs associated with environmental compliance have increased over time and are expected to continue to rise in the future. Environmental expenditures, related to current operations, are factored into the overall business planning process. Increasingly, these expenditures are considered less as incremental costs and more as an integral part of production in manufacturing quality products responsive to market demand.

ENVIRONMENTAL REMEDIATION
     The laws which require or address environmental remediation apply retroactively to previous waste disposal practices. And, in many cases, the laws apply regardless of fault, legality of the original activities or ownership or control of sites. Occidental is currently participating in environmental assessments and cleanups under these laws at federal Superfund sites, comparable state sites and other remediation sites, including Occidental facilities and previously owned sites. Also, Occidental and certain of its subsidiaries have been involved in a substantial number of governmental and private proceedings involving historical practices at various sites including, in some instances, having been named as defendants and/or as potentially responsible parties (PRPs) under the federal Superfund law. These proceedings seek funding and/or remediation and, in some cases, compensation for alleged personal injury or property damage, punitive damages and civil penalties, aggregating substantial amounts.
     Occidental does not consider the number of Superfund and comparable state sites at which it has been notified that it has been identified as being involved to be a relevant measure of exposure. Although the liability of a PRP, and in many cases its equivalent under state law, is joint and several, Occidental is usually one of many companies cited as a PRP at these sites and has, to date, been successful in sharing cleanup costs with other financially sound companies. Also, many of these sites are still under investigation by the Environmental Protection Agency (EPA) or the state agencies. Prior to actual cleanup, the parties involved assess site conditions and responsibility and determine the appropriate remedy. The majority of remediation costs are incurred after the parties obtain EPA or equivalent state agency approval to proceed. The ultimate future cost of remediation of certain of the sites for which Occidental has been notified that it has been identified as involved cannot be reasonably determined at this time.
     As of December 31, 1995, Occidental had been notified by the EPA or equivalent state agencies or otherwise had become aware that it had been identified as being involved at 284 Superfund or comparable state sites.
(This number does not include 57 sites where Occidental has been successful in resolving its involvement.) The 284 sites include 80 former Diamond
Shamrock Chemical sites as to which Maxus Energy Corporation has retained all liability, and two sites at which the extent of such retained liability is disputed. Of the remaining 202 sites, Occidental has had no communication or activity with government agencies or other PRPs in three years at 33 sites, has denied involvement at 31 sites and has yet to determine involvement in 20 sites. With respect to the remaining 118 of these sites, Occidental is in various stages of evaluation. For 107 of these sites, where environmental remediation efforts are probable and the costs can be reasonably estimated, Occidental has accrued reserves at the most likely cost to be incurred. The 107 sites include 40 sites as to which present information indicates that it is probable that Occidental's aggregate exposure is immaterial. In determining the reserves, Occidental uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements. For the remaining 11 of the 118 sites being evaluated, Occidental does not have sufficient information to determine a range of liability, but Occidental does have sufficient information on which to base the opinion expressed above in the Lawsuits, Commitments and Contingencies section. For management's opinion on lawsuits and proceedings and on other environmental loss contingencies, see the Lawsuits, Commitments and Contingencies section.

ENVIRONMENTAL COSTS
     Occidental's costs, some of which may include estimates, relating to compliance with environmental laws and regulations are shown below for each division:


In millions                                      1995         1994         1993
========================================    =========    =========    =========
OPERATING EXPENSES
  Oil and gas                               $      41    $      34    $      34
  Natural gas transmission                          7            6            5
  Chemical                                         63           74           71
                                            ---------    ---------    ---------
                                            $     111    $     114    $     110
                                            =========    =========    =========
REMEDIATION EXPENSES
  Oil and gas                               $       3    $       4    $      17
  Chemical                                         19            1            1
                                            ---------    ---------    ---------
                                            $      22    $       5    $      18
                                            =========    =========    =========
CAPITAL EXPENDITURES
  Oil and gas                               $      43    $      42    $      47
  Natural gas transmission                          4            1            4
  Chemical                                         27           24           32
                                            ---------    ---------    ---------
                                            $      74    $      67    $      83
========================================    =========    =========    =========


     Operating expenses are incurred on a continuous basis. Remediation expenses relate to existing conditions caused by past operations and do not contribute to current or future revenue generation. Capital expenditures relate to longer lived improvements in facilities and will fluctuate more year to year. Although total costs may vary in any one year, over the long term divisional operating and capital expenditures for environmental compliance generally are expected to increase. As of December 31, 1995 and 1994, Occidental had environmental reserves of approximately $582 million and $635 million, respectively.

FOREIGN INVESTMENTS    Portions of Occidental's oil and gas assets are located
in countries outside North America, some of which may be considered politically and economically unstable. These assets and the related operations are subject to the risk of actions by governmental authorities and insurgent groups. Occidental attempts to conduct its financial affairs so as to protect against such risks and would expect to receive compensation in the event of nationalization. At December 31, 1995, the carrying value of Occidental's oil and gas assets in countries outside North America aggregated approximately $2.038 billion, or approximately 11 percent of Occidental's total assets at that date. Of such assets, approximately $635 million was located in the Middle East, $563 million was located in Latin America, and substantially all of the remainder were located in the Netherlands, West Africa and Russia.

1996 BUSINESS OUTLOOK

OIL AND NATURAL GAS INDUSTRY
     The global nature of crude oil markets will continue to make them susceptible to shifts caused by unpredictable changes in national and international political events. Of chief significance among these is the possibility of Iraq's return to the market. While such an occurrence might create uncertainty in the market, it is difficult to predict when that will occur or the extent of the impact on the market.
     It is important that the competing claims on future supply between OPEC and ever-increasing non-OPEC production be satisfactorily reconciled. Based on OPEC's decision to roll over quotas at its last meeting in late 1995, a balanced-market scenario currently appears to be the best prospect. Continued supply stability within OPEC and other major producing areas, such as the countries of the former Soviet Union, is expected. Oil and gas development in the Caspian Sea region is noteworthy in the longer term. At the same time, incremental production is entering world markets from non-OPEC producers. As growth in demand is increasingly being met with non-OPEC supply, the potential for tension with OPEC producers will continue as long as substantial unused OPEC capacity exists, particularly in the Middle East.
     The increasing role of commodity and other trading funds in energy markets also might add somewhat to volatility as financial instruments continue to play an increasingly important role in global energy markets. This impact, while significant, should not overshadow basic industry fundamentals over the course of a full calendar year.
     Economic growth, mainly in newly developing countries and especially in the Far East, will continue to increase worldwide energy demand. Globally, natural gas is becoming more prominent in the growth plans of developing countries. Natural gas as a feedstock in power generation is growing more important in supporting large infrastructure projects that are perceived to be key to economic growth.

     Power generation projects will continue to be undertaken as more countries seek to expand the development of their natural gas resource base as a precursor to economic growth. These projects are highly capital intensive, and developing countries must compete aggressively to attract the large infusion of capital and technology that private energy companies can provide. This will create opportunities for energy development in countries which previously had restricted foreign investment.
     As private companies gear up for increased global competition, organizational structures will continue to be streamlined to reduce costs and enhance efficiencies. Occidental is focusing on improving both its organizational and cost structures to enhance its competitiveness. Occidental will continue its active global exploration program, seeking to maximize the market potential of oil and pursuing the optimal value recognition of natural gas projects. Occidental also will continue to build on its successes in applying its engineering and technological skills to assist foreign governments in maximizing production from their oil fields through enhanced oil recovery projects.

NATURAL GAS TRANSMISSION INDUSTRY
     Colder than normal weather in the Midwest and Eastern United States at the beginning of 1996 caused gas prices in the Louisiana Gulf Coast to reach record highs. Gas prices in other regions of the country, however, did not respond in the same manner. This price disparity demonstrates the need for more pipeline capacity to transport gas from supply-rich areas in Western regions to strongly growing Eastern markets. MidCon's pipeline and storage assets are strategically located to play a pivotal role in moving this gas from west to east, and MidCon is pursuing projects that will accomplish this movement.
     Increased volumes of gas produced in western Canada are being targeted for the Midwest and Eastern markets. In October 1995, MidCon's regulated pipeline, Natural, filed with the FERC to expand its existing system from Harper, Iowa to Chicago. This expansion, plus existing capacity, will accommodate more than 500 million cubic feet per day of new gas supplies to be delivered through a proposed expansion of Northern Border Pipeline, a nonaffiliated system that transports gas originating in western Canada.
Northern Border's expansion program also includes a new line from Harper to the Chicago area, and both plans are pending before the FERC. Natural is opposing the proposed rate structure for the Northern Border proposal and also arguing that, from an environmental position, it is less favorable than Natural's proposed expansion.
     Early in 1996, the Trailblazer pipeline system began assessing potential shipper interest for an expansion of that line. Trailblazer runs from eastern Colorado to eastern Nebraska and transports gas produced in the Rocky Mountains. Natural is the operator of the joint-venture pipeline, with a one-third ownership interest. Trailblazer moved nearly 180 billion cubic feet of gas in 1995, a record for the 13-year-old line, reflecting the changes in the U.S. gas flow from west to east.
     On June 1, 1995, Natural filed with the FERC a new general rate case which incorporates new services. By orders issued by the FERC, these new rates and services became effective on December 1, 1995, subject to certain modifications. Most of Natural's major customer contracts expired on December 1, 1995. Negotiations of replacement contracts have been completed with those customers, but several were renewed at reduced levels and reduced prices. More than 85 percent of Natural's capacity to Chicago remains under firm contract following adoption of these new service agreements. A new resource management group has been charged with developing innovative utilization strategies to optimize the value of the remaining capacity. The combined effect of the new rate case and the new customer contracts could reduce Natural's revenues in 1996, but this will depend on market conditions and the success of Natural's effort to optimize the value of uncommitted capacity.
     As deregulation of the natural gas industry moves to local distribution companies, many local utilities are relying less on premium, firm pipeline transportation services and more on interruptible transportation and regional storage availability to meet their supply needs. MidCon's unregulated marketing entities are developing new products, such as portfolio management, to capture these new market opportunities. Portfolio management includes gas purchasing, transportation and storage to meet customers' current requirements, and selling surplus gas and pipeline and storage capacity to third parties.
     MidCon's intrastate pipeline, which is not regulated by the FERC, MidCon Texas Pipeline (MidCon Texas), signed agreements in January 1996 with a south Texas producer for the purchase and transportation of 274 billion cubic feet of gas over a five-year period. The gas will come from production in Zapata and Webb Counties near the U.S.-Mexico border. Arrangements include construction of 68 miles of large-diameter pipeline to connect to MidCon
Texas' system.
     Deregulation of the electric utility industry is moving ahead rapidly, creating new opportunities for marketers. As a consequence, MidCon has formed a power marketing operation and is exploring domestic market opportunities. New energy development opportunities are opening, especially in Asia, Mexico and South America. These opportunities are the result of increased privatization and economic growth in these areas. MidCon is pursuing the development of these new energy projects through its subsidiary, Occidental Energy Ventures.
     One of Occidental's objectives is to maximize the value of its gas discoveries through MidCon's international business development efforts.

CHEMICAL INDUSTRY

BASIC CHEMICALS    In 1995, demand for chlorine and chlorine-related derivatives continued to be strong. For caustic soda, overall demand remained strong after its resurgence in 1994. This allowed the full impact of 1994 caustic soda price increases to be realized, thereby providing improved margins.

     Markets that offer the strongest outlet for chlorine production include ethylene dichloride (EDC), vinyl chloride monomer (VCM) and PVC. Although demand for EDC, which is principally exported, declined in the second half of 1995, chlorine consumption for VCM, as well as for other end uses, remained strong. Chlorine prices remained stable throughout 1995. These market conditions are expected to continue in 1996.
     Due to strong demand, the chlorine and caustic soda industry operated essentially at capacity in 1995. With no significant new capacity available, the industry will be capacity-constrained for the third straight year.
     Chlorine markets will continue to experience pressure from various environmental groups and regulatory authorities seeking alternatives to, or substitutes for, compounds containing chlorine. While demand has fallen in some market segments, such as pulp and paper, demand from the PVC industry has more than offset those reductions. Occidental believes that the overall market for chlorine will remain strong, led by PVC demand.
     Caustic soda and chlorine prices are expected to remain relatively stable throughout 1996.

PETROCHEMICALS    The primary petrochemicals--ethylene, propylene, butadiene and benzene--are precursors to a wide variety of consumer and industrial products that include fibers, tires and plastics. Petrochemicals account for 20 percent of all chemical world trade, and global economic conditions have an immediate effect on the domestic petrochemical industry. The cycles in the petrochemical business are well documented and have been demonstrated by periods of high profitability, such as in the late 1980s, followed by large capacity increases and subsequent depressed margins as experienced in 1991 through 1993.
     Margins for olefins, particularly ethylene, peaked in the first half of 1995 and began to decrease thereafter as the supply disruptions were eliminated and the demand growth slowed to an overall rate of 3.5 percent in 1995. Higher inventories and slow demand growth led to a period of rapidly decreasing prices (and margins) but these are expected to stabilize during the first half of 1996 and improve during the second half.
     Throughout 1994 and 1995, OxyChem petrochemical and derivatives plants operated at capacity and are expected to do so throughout 1996. Demand is anticipated to increase at a slightly higher rate than supply and prices are expected to stabilize during the first half of the year. Ethylene margins are expected to be supported by steady or improving prices for the coproducts of ethylene. Propylene is expected to recover as a result of a 3.4 percent increase in demand and new polypropylene capacity coming on line in 1996. Demand for ethylene oxide and glycols is expected to continue expanding by 3 percent per year in the United States and in excess of 5 percent globally. Benzene and butadiene prices are expected to remain fairly flat.

POLYMERS AND PLASTICS    Export prices, in particular, fell dramatically in
early summer 1995, primarily as China withdrew from the market. Domestic pricing also eroded gradually during the second half of the year as supplies increased due to reduction in export sales. Exports, however, remain an important market for North American-produced PVC resin. Over the past decade, on average, 10 percent of annual North American production was sold as exports. This percentage is expected to increase in future years as demand for PVC resin increases significantly in the rapidly growing lesser-developed countries of the world. With China importing at normal levels and overall economic growth remaining strong in the Far East, PVC exports can be expected to increase. These factors are expected to result in greater than a 6 percent growth in PVC demand in 1996.
     OxyChem's PVC business is well balanced in all the major end-use markets and supported by a completely integrated feedstock supply. OxyChem has significant market share positions as a supplier in the following markets:
PVC pipe, vinyl siding, sheet vinyl flooring, vinyl floor tile, vinyl electrical insulation and PVC window frames. OxyChem has announced a 450 million pound per year expansion of its PVC-producing capacity at its Pasadena, Texas facility.

SPECIALTY BUSINESS GROUP    The Specialty Business Group was formed in 1995 to
reemphasize OxyChem's leadership position in many smaller-volume chemical markets. By their nature, these products are less cyclical and will provide a more steady source of earnings. In chrome chemicals, OxyChem is the largest U.S. producer. In chlorinated isocyanurates and phenolic molding compounds, OxyChem is the second-largest producer in the United States. OxyChem is also a recognized leader in chlorination technology and products.
     These products serve a wide variety of end markets, from the automotive and construction industries to the swimming pool, detergent and agricultural industries.
     Improvement in profitability is anticipated in 1996 as product line extensions and additional volume in existing products are realized.


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


CONSOLIDATED STATEMENTS OF OPERATIONS                                     Occidental Petroleum Corporation
In millions, except per-share amounts                                                     and Subsidiaries

For the years ended December 31,                                            1995         1994         1993
===================================================================    =========    =========    =========
REVENUES
  Net sales and operating revenues
    Oil and gas operations                                             $   3,018    $   2,451    $   1,702
    Natural gas transmission operations                                    2,038        2,110        2,378
    Chemical operations                                                    5,370        4,677        4,042
    Interdivisional sales elimination and other                               (3)          (2)          (6)
                                                                       ---------    ---------    ---------
                                                                          10,423        9,236        8,116

  Interest, dividends and other income                                       114           92          347
  Gains on disposition of assets, net (Note 4)                                45           15           54
  Income from equity investments (Note 15)                                   112           73           27
                                                                       ---------    ---------    ---------
                                                                          10,694        9,416        8,544
                                                                       ---------    ---------    ---------

COSTS AND OTHER DEDUCTIONS
  Cost of sales                                                            6,980        6,727        5,972
  Selling, general and administrative and other operating expenses         1,194          989          782
  Depreciation, depletion and amortization of assets                         922          882          892
  Exploration expense                                                        106          127          102
  Interest and debt expense, net                                             579          584          579
                                                                       ---------    ---------    ---------
                                                                           9,781        9,309        8,327
                                                                       ---------    ---------    ---------

INCOME(LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES                         913          107          217
Provision for domestic and foreign income and other taxes (Note 12)          402          143          143
                                                                       ---------    ---------    ---------

INCOME(LOSS) FROM CONTINUING OPERATIONS                                      511          (36)          74
Discontinued operations, net (Note 4)                                         --           --          221
Extraordinary gain(loss), net (Note 5)                                        --           --          (12)
                                                                       ---------    ---------    ---------
NET INCOME(LOSS)                                                       $     511    $     (36)   $     283
                                                                       =========    =========    =========

EARNINGS(LOSS) APPLICABLE TO COMMON STOCK                              $     418    $    (112)   $     244
                                                                       =========    =========    =========

EARNINGS PER COMMON SHARE
  Income(loss) from continuing operations                              $    1.31    $    (.36)   $     .12
  Discontinued operations, net                                                --           --          .72
  Extraordinary gain(loss), net                                               --           --         (.04)
                                                                       ---------    ---------    ---------
PRIMARY EARNINGS(LOSS) PER COMMON SHARE (Note 1)                       $    1.31    $    (.36)   $     .80
                                                                       =========    =========    =========

FULLY DILUTED EARNINGS(LOSS) PER SHARE (Note 1)                        $    1.30    $    (.36)   $     .80
===================================================================    =========    =========    =========

The accompanying notes are an integral part of these financial statements.

                                                                                                        33


CONSOLIDATED BALANCE SHEETS
In millions, except share amounts

Assets at December 31,                                                       1995         1994
====================================================================    =========    =========
CURRENT ASSETS

  Cash and cash equivalents (Note 1)                                    $     520    $     129

  Trade receivables, net of reserves of $19 in 1995 and $17 in 1994           643          735

  Receivables from joint ventures, partnerships and other                     248          230

  Inventories (Notes 1 and 6)                                                 647          748

  Prepaid expenses and other (Note 12)                                        461          416
                                                                        ---------    ---------
    TOTAL CURRENT ASSETS                                                    2,519        2,258
                                                                        ---------    ---------

LONG-TERM RECEIVABLES, NET                                                    158          131
                                                                        ---------    ---------

EQUITY INVESTMENTS (Notes 1 and 15)                                           927          692
                                                                        ---------    ---------

PROPERTY, PLANT AND EQUIPMENT, AT COST (Notes 1, 4 and 9)

  Oil and gas operations                                                    8,377        8,180

  Natural gas transmission operations                                       8,448        8,383

  Chemical operations                                                       5,672        6,621

  Corporate and other                                                         207          202
                                                                        ---------    ---------
                                                                           22,704       23,386

  Accumulated depreciation, depletion and amortization                     (8,837)      (8,884)
                                                                        ---------    ---------

                                                                           13,867       14,502
                                                                        ---------    ---------

OTHER ASSETS (Note 1)                                                         344          406
                                                                        ---------    ---------
                                                                        $  17,815    $  17,989
====================================================================    =========    =========

The accompanying notes are an integral part of these financial statements.


                                                                           Occidental Petroleum Corporation
                                                                                           and Subsidiaries

Liabilities and Equity at December 31,                                                    1995         1994
=================================================================================    =========    =========
CURRENT LIABILITIES

  Current maturities of senior funded debt and capital lease liabilities
    (Notes 7 and 9)                                                                  $     522    $      69

  Notes payable (Note 1)                                                                    16           20

  Accounts payable                                                                         859          847

  Accrued liabilities (Note 1)                                                           1,064        1,113

  Dividends payable                                                                        104           99

  Domestic and foreign income taxes (Note 12)                                               92           53
                                                                                     ---------    ---------

    TOTAL CURRENT LIABILITIES                                                            2,657        2,201
                                                                                     ---------    ---------

SENIOR FUNDED DEBT, NET OF CURRENT MATURITIES AND UNAMORTIZED DISCOUNT
  (Notes 7 and 19)                                                                       4,819        5,823
                                                                                     ---------    ---------

DEFERRED CREDITS AND OTHER LIABILITIES

  Deferred and other domestic and foreign income taxes (Note 12)                         2,620        2,565

  Other (Notes 1, 8, 9 and 14)                                                           3,089        2,943
                                                                                     ---------    ---------

                                                                                         5,709        5,508
                                                                                     ---------    ---------
CONTINGENT LIABILITIES AND COMMITMENTS (Notes 7, 9, 10, 11 and 12)

NONREDEEMABLE PREFERRED STOCK, COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY
  (Notes 7 and 13)

  Nonredeemable preferred stock, $1.00 par value; authorized 50 million shares;
    outstanding shares: 1995 and 1994--26,494,824; stated at liquidation value
    of $50 per share                                                                     1,325        1,325

  Common stock, $.20 par value; authorized 500 million shares; outstanding
    shares: 1995--318,711,037 and 1994--316,852,545                                         64           63

  Other stockholders' equity

    Additional paid-in capital                                                           4,631        5,004

    Retained earnings(deficit)                                                          (1,402)      (1,929)

    Cumulative foreign currency translation adjustments (Note 1)                            12           (6)
                                                                                     ---------    ---------

                                                                                         4,630        4,457
                                                                                     ---------    ---------

                                                                                     $  17,815    $  17,989
=================================================================================    =========    =========

The accompanying notes are an integral part of these financial statements.

                                                                                                         35


CONSOLIDATED STATEMENTS OF NONREDEEMABLE PREFERRED                                   Occidental Petroleum Corporation
STOCK, COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY                                                   and Subsidiaries
In millions

                                                                                           Other Stockholders' Equity
                                                                            -----------------------------------------

                                                                                                           Cumulative
                                                     Non-                    Additional       Retained        Foreign
                                               redeemable                       Paid-in       Earnings       Currency
                                                Preferred         Common        Capital      (Deficit)    Translation
                                                    Stock          Stock       (Notes 7       (Notes 7    Adjustments
                                                (Note 13)      (Note 13)        and 13)        and 13)       (Note 1)
==========================================    ===========    ===========    ===========    ===========    ===========
BALANCE, DECEMBER 31, 1992                    $        --    $        61    $     5,532    $    (2,152)   $        (1)

  Net income                                           --             --             --            283             --

  Dividends on common stock                            --             --           (305)            --             --

  Dividends on preferred stock                         --             --            (38)            --             --

  Issuance of common stock                             --             --             31             --             --

  Issuance of preferred stock (Note 13)               575             --            (12)            --             --

  Pension liability adjustment (Note 14)               --             --             --            (14)            --

  Exercises of options and other, net                  --             --              4             --             (6)
------------------------------------------    -----------    -----------    -----------    -----------    -----------
BALANCE, DECEMBER 31, 1993                            575             61          5,212         (1,883)            (7)

  Net loss                                             --             --             --            (36)            --

  Dividends on common stock                            --             --           (311)            --             --

  Dividends on preferred stock                         --             --            (76)            --             --

  Issuance of common stock                             --              2            193             --             --

  Issuance of preferred stock (Note 13)               750             --            (17)            --             --

  Pension liability adjustment (Note 14)               --             --             --            (10)            --

  Exercises of options and other, net                  --             --              3             --              1
------------------------------------------    -----------    -----------    -----------    -----------    -----------
BALANCE, DECEMBER 31, 1994                          1,325             63          5,004         (1,929)            (6)

  Net income                                           --             --             --            511             --

  Dividends on common stock                            --             --           (318)            --             --

  Dividends on preferred stock                         --             --            (93)            --             --

  Issuance of common stock                             --              1             28             --             --

  Pension liability adjustment (Note 14)               --             --             --             16             --

  Exercises of options and other, net                  --             --             10             --             18
------------------------------------------    -----------    -----------    -----------    -----------    -----------
BALANCE, DECEMBER 31, 1995                    $     1,325    $        64    $     4,631    $    (1,402)   $        12
==========================================    ===========    ===========    ===========    ===========    ===========

The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS                                                   Occidental Petroleum Corporation
In millions                                                                                             and Subsidiaries


For the years ended December 31,                                                          1995         1994         1993
=================================================================================    =========    =========    =========
CASH FLOW FROM OPERATING ACTIVITIES
  Income(loss) from continuing operations, after extraordinary gain(loss)            $     511    $     (36)   $      62
  Adjustments to reconcile income to net cash provided by operating activities:
    Extraordinary (gain)loss, net                                                           --           --           12
    Depreciation, depletion and amortization of assets                                     922          882          892
    Amortization of debt discount and deferred financing costs                              31           15           15
    Deferred income tax provision                                                           18           26           58
    Other noncash charges(credits) to income                                               246          175         (287)
    Gains on disposition of assets, net                                                    (45)         (15)         (54)
    Income from equity investments                                                        (112)         (73)         (27)
    Exploration expense                                                                    106          127          102
  Changes in operating assets and liabilities:
    Decrease(increase) in accounts and notes receivable                                    106         (240)         193
    Decrease(increase) in inventories                                                      (68)          14          (48)
    Increase in prepaid expenses and other assets                                          (41)         (59)         (51)
    Increase(decrease) in accounts payable and accrued liabilities                        (191)         156           36
    Increase(decrease) in current domestic and foreign income taxes                         48           16          (63)
  Other operating, net                                                                     (30)        (228)        (232)
                                                                                     ---------    ---------    ---------
    NET CASH PROVIDED BY OPERATING ACTIVITIES                                            1,501          760          608
                                                                                     ---------    ---------    ---------

CASH FLOW FROM INVESTING ACTIVITIES
  Capital expenditures                                                                    (979)      (1,103)      (1,083)
  Proceeds from disposal of property, plant and equipment, net (Note 4)                    176            8           63
  Buyout of operating leases                                                              (141)          --           --
  Purchase of businesses                                                                    (7)          46           --
  Sale of businesses, net (Note 4)                                                         756            2          129
  Equity investments, net                                                                   60           41           20
  Other investing, net                                                                      (1)          (1)          (5)
                                                                                     ---------    ---------    ---------
    NET CASH USED BY INVESTING ACTIVITIES                                                 (136)      (1,007)        (876)
                                                                                     ---------    ---------    ---------

CASH FLOW FROM FINANCING ACTIVITIES
  Proceeds from senior funded debt                                                         322          621          806
  Net proceeds from commercial paper and revolving credit agreements                      (528)        (160)         424
  Principal payments of senior funded debt and capital lease liabilities                  (397)        (435)      (1,122)
  Proceeds from issuance of common stock                                                    28           38           31
  Proceeds from issuance of preferred stock (Note 13)                                       --          557          563
  Payments of notes payable                                                                 (5)         (22)         (22)
  Cash dividends paid                                                                     (406)        (376)        (335)
  Other financing, net                                                                      12           (4)          (5)
                                                                                     ---------    ---------    ---------
    NET CASH PROVIDED(USED) BY FINANCING ACTIVITIES                                       (974)         219          340
                                                                                     ---------    ---------    ---------
INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS                                            391          (28)          72
CASH AND CASH EQUIVALENTS--BEGINNING OF YEAR                                               129          157           85
                                                                                     ---------    ---------    ---------
CASH AND CASH EQUIVALENTS--END OF YEAR                                               $     520    $     129    $     157
=================================================================================    =========    =========    =========

The accompanying notes are an integral part of these financial statements.

                                                                                                                      37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


------------------------------------------------------------------------------
NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


NATURE OF OPERATIONS    Occidental is a multinational organization whose
principal lines of business are oil and gas exploration and production, natural gas transmission and chemicals. Oil and gas and natural gas transmission comprise approximately 30 percent and 20 percent of sales, respectively, while chemical represents approximately 50 percent of sales.
     Internationally, Occidental has oil and gas production in 11 countries and exploration projects in 25 countries. Domestically, Occidental has oil and gas exploration and production in the Continental United States and the Gulf of Mexico. In natural gas transmission, Occidental participates in every phase of the industry: producing, processing, buying, selling, storing and transporting natural gas. Occidental handles approximately 10 percent of the natural gas consumed annually in the United States. In addition, Occidental is one of the world's largest commodity chemical producers, with interests in basic chemicals, petrochemicals and polymers and plastics.

PRINCIPLES OF CONSOLIDATION    The consolidated financial statements include the
accounts of Occidental Petroleum Corporation, all majority-owned subsidiaries and Occidental's proportionate interests in oil and gas exploration and production ventures (Occidental). All material intercompany accounts and transactions have been eliminated. Investments in less than majority-owned enterprises, including joint-interest pipelines, but excluding oil and gas exploration and production ventures, are accounted for on the equity method (see
Note 15).
     Certain financial statements, notes and supplementary data for prior years have been changed to conform to the 1995 presentation.

RISKS AND UNCERTAINTIES    The process of preparing consolidated financial
statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts, generally not by material amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of Occidental's financial position and results of operations.
     Included in the accompanying balance sheet is net property, plant and equipment at a carrying value of $13.867 billion as of December 31, 1995. These carrying values are based on Occidental's plans and intentions to continue to operate, maintain and, where it is economically desirable, to expand its businesses. If future economic conditions result in changes in management's plans or intentions, the carrying values of the affected assets will be reviewed again and any appropriate adjustments made.
     Included in the accompanying consolidated balance sheet is a deferred tax asset of $1.8 billion as of December 31, 1995, the noncurrent portion of which is netted against deferred income tax liabilities. Realization of that asset is dependent upon Occidental generating sufficient future taxable income. Occidental expects to realize the recorded deferred tax asset through future operating income and reversal of taxable temporary differences.
     The accompanying consolidated balance sheet includes assets of $2.038 billion as of December 31, 1995 relating to Occidental's oil and gas operations in countries outside North America. Some of these countries may be considered politically and economically unstable. These assets and the related operations are subject to the risk of actions by governmental authorities and insurgent groups. Occidental attempts to conduct its financial affairs so as to protect against such risks and would expect to receive compensation in the event of nationalization.
     Since Occidental's major products are commodities, significant changes in the prices of oil and gas and chemical products could have a significant impact on Occidental's results of operations for any particular year.

FOREIGN CURRENCY TRANSLATION    The functional currency applicable to
Occidental's foreign oil and gas operations, except for operations in the Dutch sector of the North Sea, is the U.S. dollar since cash flows are denominated principally in U.S. dollars. Chemical operations in Latin America use the U.S. dollar as the functional currency because of high inflation rates. The effect of exchange-rate changes on transactions denominated in nonfunctional currencies generated gains of approximately $1 million in 1995, $14 million in 1994 and $30 million in 1993, which in 1994 and 1993 were mainly attributable to the highly inflationary economy of Brazil.

CASH AND CASH EQUIVALENTS    Cash equivalents consist of highly liquid money-
market mutual funds and bank deposits with initial maturities of three months or less. Cash equivalents totaled approximately $620 million and $180 million at December 31, 1995 and 1994, respectively.
     A cash-management system is utilized to minimize the cash balances required for operations and to invest the surplus cash in liquid short-term money-market instruments and/or to pay down short-term borrowings. This can result in the balance of short-term money-market instruments temporarily exceeding cash and cash equivalents.

TRADE RECEIVABLES    In 1992, Occidental entered into an agreement to sell,
under a revolving sale program, an undivided percentage ownership interest in a designated pool of domestic trade receivables, with limited recourse. Under this program, Occidental has retained the collection responsibility with respect to the receivables sold. An interest in new receivables is sold as collections are made from customers. As of December 31, 1995 and 1994, Occidental had received cash proceeds totaling $500 million, all of which was received in 1993 and 1992. Fees and expenses under this program are included in selling, general and administrative and other operating expenses. During the years ended December 31, 1995, 1994 and 1993, the cost of this program amounted to approximately 6.3 percent, 4.8 percent and 3.7 percent, respectively, of the weighted average amount of proceeds received.

INVENTORIES    Product and raw material inventories, except certain domestic chemicals, are stated at cost determined on the first-in, first-out (FIFO) and average-cost methods and did not exceed market value. The remaining product and raw material inventories are stated at cost using the last-in, first-out (LIFO) method and also did not exceed market value. Inventories of materials and supplies are valued at cost or less (see Note 6).

PROPERTY, PLANT AND EQUIPMENT    Property additions and major renewals and
improvements are capitalized at cost. Interest costs incurred in connection with major capital expenditures are capitalized and amortized over the lives of the related assets (see Note 17). Depreciation of oil and gas producing properties is determined principally by the unit-of-production method and is based on estimated recoverable reserves. The unit-of-production method of depreciation, based on estimated total productive life, also is used for certain chemical plant and equipment. Depreciation of other plant and equipment, including natural gas transmission facilities, has been provided primarily using the straight-line method (see Note 5).
     Oil and gas properties are accounted for using the successful-efforts method. Costs of acquiring nonproducing acreage, costs of drilling successful exploration wells and development costs are capitalized. Producing and nonproducing properties are evaluated periodically and, if conditions warrant, an impairment reserve is provided. Annually, a determination is made whether it is probable that significant impairment of the carrying cost for individual fields or groups of fields has occurred, considering a number of factors, including profitability, political risk and Occidental's estimate of future oil and gas prices. If impairment is believed probable, a further analysis is performed using Occidental's estimate of future oil and gas prices to determine the impairment to be recorded for specific properties. Additionally, worldwide oil and gas properties are impaired when undiscounted future net cash flows, based upon the then-current oil and gas prices with no future escalation, are less than the capitalized cost of such properties on an aggregate basis. Annual lease rentals and exploration costs, including geologic and geophysical costs and exploratory dry-hole costs, are expensed as incurred.
     In 1986, Occidental acquired, in a transaction accounted for as a purchase, MidCon Corp. (MidCon), a natural gas transmission company whose interstate pipeline subsidiary is subject to rate regulation by the Federal Energy Regulatory Commission. Accordingly, MidCon defers or capitalizes certain costs in property, plant and equipment, the recovery of which is subject to the rate-regulatory process. With respect to the interstate natural gas transmission subsidiary of MidCon, the allocated purchase price, less subsequent accumulated depreciation, exceeded the amount subject to recovery through the rate-regulatory process by $4.2 billion and $4.3 billion at December 31, 1995 and 1994, respectively. This excess amount as of December 31, 1995 is being depreciated over a remaining period of 38 years.

OTHER ASSETS    Other assets include tangible assets, certain of which are amortized over the estimated periods to be benefited, and deferred financing costs.

NOTES PAYABLE    Notes payable at December 31, 1995 and 1994 consisted of short-
term notes due to financial institutions and other corporations. The weighted average interest rate on short-term borrowings outstanding as of December 31, 1995 and 1994 was 6.0 percent and 7.6 percent, respectively.

ACCRUED LIABILITIES--CURRENT    Accrued liabilities include the following (in
                                millions):


Balance at December 31,                                    1995         1994
==================================================    =========    =========
Accrued payroll, commissions and related expenses     $     229    $     189
Accrued interest expense                              $     134    $     141
Regulatory rate refunds                               $      --    $     128
--------------------------------------------------    ---------    ---------



ENVIRONMENTAL COSTS    Environmental expenditures that relate to current
operations are expensed or capitalized as appropriate. Expenditures that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are expensed. Reserves for estimated costs are recorded when environmental remedial efforts are probable and the costs can be reasonably estimated. In determining the reserves, Occidental uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements. The environmental reserves are based on management's estimate of the most likely cost to be incurred and are reviewed periodically and adjusted as additional or new information becomes available. Probable recoveries or reimbursements are recorded as an asset. The environmental reserves are included in accrued liabilities and other noncurrent liabilities and amounted to $138 million and $444 million, respectively, at December 31, 1995 and $113 million and $522 million, respectively, at December 31, 1994.
     Environmental reserves are discounted only when the aggregate amount of the estimated costs for a specific site and the timing of cash payments are reliably determinable. As of December 31, 1995 and 1994, reserves that were recorded on a discounted basis were not material.

DISMANTLEMENT, RESTORATION AND RECLAMATION COSTS    The estimated future
abandonment costs of oil and gas properties and removal costs for offshore production platforms, net of salvage value, are accrued over their operating lives. Such costs are calculated at unit-of-production rates based upon estimated proved recoverable reserves and are taken into account in determining depreciation, depletion and amortization. For all other operations, appropriate reserves are provided when a decision is made to dispose of a property, since Occidental makes capital renewal expenditures on a continual basis while an asset is in operation. Such reserves are included in accrued liabilities and other noncurrent liabilities and amounted to $16 million and $222 million, respectively, at December 31, 1995 and $18 million and $219 million, respectively, at December 31, 1994.

HEDGING ACTIVITIES    Occidental periodically uses commodity futures contracts,
options and swaps to hedge the impact of oil and natural gas price fluctuations and uses forward exchange contracts to hedge the risk associated with fluctuations in foreign currency exchange rates. Gains and losses on commodity futures contracts are deferred until recognized as an adjustment to sales revenue or purchase costs when the related transaction being hedged is finalized. Gains and losses on foreign currency forward exchange contracts that hedge identifiable future commitments are deferred until recognized when the related item being hedged is settled. All other contracts are recognized in periodic income. The cash flows from such contracts are included in operating activities in the consolidated statements of cash flows.
     Interest rate swaps are entered into on specific debt as part of Occidental's overall strategy to maintain part of its debt on a floating rate basis.

EARNINGS PER COMMON SHARE    Primary earnings per common share was computed by
dividing net income, less preferred dividend requirements, by the weighted average number of common shares outstanding and the dilutive effect of stock options during each year: approximately 318 million in 1995, 311 million in 1994 and 305 million in 1993. The computation of fully diluted earnings per share further assumes the dilutive effect of conversion of the preferred stocks.

SUPPLEMENTAL CASH FLOW INFORMATION Cash payments during the years 1995, 1994 and 1993 included federal, foreign and state income taxes of approximately $230 million, $133 million and $142 million, respectively. Interest paid (net of interest capitalized) totaled approximately $538 million, $505 million and $531 million for the years 1995, 1994 and 1993, respectively. See Note 4 for detail of noncash investing and financing activities regarding certain acquisitions in 1994.


-------------------------------------------------------------------------------
NOTE 2   FINANCIAL INSTRUMENTS


COMMODITY FUTURES AND FORWARD CONTRACTS    Occidental has three major business
segments, each of which has engaged, from time to time, in some form of commodity derivative activity, generally limited to hedging arrangements. During 1995, only the oil and gas and natural gas transmission segments engaged in such activities. The oil and gas division engages in oil and gas trading activity through the use of futures contracts. The results are not significant and are included in periodic income. The natural gas transmission business segment (MidCon) uses commodity futures contracts, options and swaps to hedge the impact of natural gas price fluctuations related to three major categories of business: purchases for and sales from storage; fixed-price sales and purchase contracts; and natural gas production.

STORAGE   Storage activities consist of purchasing and injecting natural gas into storage during low-price, low-demand periods (typically the months of April through October) and withdrawing that gas for sale during high-price, high-demand periods (typically the months of November through March). These periods may vary depending primarily on weather conditions and competing fuel prices in the market areas. MidCon uses derivatives to hedge the sales and purchase prices related to its storage program mainly through futures contracts. The hedging contracts used have terms of less than 18 months. Gains and losses on these hedging contracts are deferred until recognized when the transactions being hedged are finalized. A small number of options were sold against inventory capacity or physical inventory with results included in periodic income.

FIXED-PRICE SALES AND PURCHASES   Fixed-price gas sales and purchase contracts
vary by agreement. Hedges are placed nearly simultaneously with the consummation of many of the sales-purchase agreements. Most agreements are for less than 18 months. The longest hedge agreement, with a remaining term of eight years, involves a supply agreement for an electric generation facility where MidCon has undertaken to supply gas at predetermined prices and has hedged such commitment.

     Gains and losses on these hedging contracts are deferred until recognized when the transactions being hedged are finalized. New York Mercantile Exchange (NYMEX), Kansas City Board of Trade (KCBT) (collectively, the Exchanges) and over-the-counter (OTC) hedge instruments are utilized.

PRODUCTION   The natural gas transmission division manages the hedging program for annual gas production after royalties and severance taxes of approximately 13 Bcf. This gas is produced fairly evenly throughout the year. Depending on MidCon's view of price volatility and current futures prices from the Exchanges, portions of this production are hedged. Production past 18 months into the future is not hedged. Gains and losses on these hedging contracts are deferred until recognized when the transactions being hedged are finalized.
     All hedging activity is matched to physical natural gas buying and selling activity and is done with natural gas futures or derivative instruments. There is essentially no discrepancy with regard to timing, i.e., hedges are placed for the same month in which the price risk for the underlying physical movement is anticipated to occur, based on analysis of sales and purchase contracts and historical data. Hedges are removed upon consummation of the underlying physical activity. All deferred gains or losses are then recognized. Because the commodity covered by the Exchanges' natural gas futures contracts is substantially the same commodity that MidCon buys and sells in the physical market, no special correlation studies, other than monitoring the degree of convergence between the futures and the cash markets, are deemed necessary. Geographic basis risk (the difference in value of gas at the Exchanges' delivery points versus the points of MidCon's transaction) is monitored and, where appropriate, hedged using OTC instruments. Exchange-traded futures and options are valued using settlement prices published by the Exchanges. OTC options are valued using a standard option pricing model that requires published exchange prices, market volatility per broker quotes and the time value of money. Swaps are valued by comparing current broker quotes for price or basis with the corresponding price or basis in the related swap agreement and then discounting the result to present value.
     Although futures and options traded on the Exchanges are included in the table below, they are not financial instruments as defined in generally accepted accounting principles (GAAP), since physical delivery of natural gas may be, and occasionally is, made pursuant to these contracts. However, they are a major part of MidCon's commodity risk management program.
     The following table summarizes the types of hedges used and the related financial information as of December 31, 1995 and 1994:


                                                                          1995                                   1994
                                           -----------------------------------    -----------------------------------
                                                        Over-the-                              Over-the-
Notional volumes in Bcf       Hedges of    Exchanges(a)   Counter(b)     Total    Exchanges(a)   Counter(b)     Total
==========================    =========    =========    =========    =========    =========    =========    =========
Price hedge
  Futures                     Purchases           62           --           62           --           --           --
                              Sales               --           --           --           97           --           97
  Swaps                       Purchases           --            8            8           --            8            8

Basis hedge
  Basis swaps(c)              Purchases           --            9            9           --           10           10
                              Sales               --            7            7           --           19           19
--------------------------    ---------    ---------    ---------    ---------    ---------    ---------    ---------



                                                                           1995                                                1994
                               ------------------------------------------------    ------------------------------------------------
                                            Over-the-         Book         Fair                 Over-the-         Book         Fair
Dollars in millions            Exchanges      Counter        Value        Value    Exchanges      Counter        Value        Value
===========================    =========    =========    =========    =========    =========    =========    =========    =========
Deferred net gains
  Firm commitment/forecast
    transactions               $      14    $      --                              $       4    $      --


Liabilities
  Price swaps                                            $       2    $       6                              $      --    $       4

  Basis swaps                                            $       1    $       2                              $      --    $       1
---------------------------    ---------    ---------    ---------    ---------    ---------    ---------    ---------    ---------

(a)  Not financial instruments as defined in GAAP but included as they are a major part of the program.
(b)  Excluding the eight-year swap agreement, the average weighted term is less than 12 months. Seventy percent of the notional volumes are hedged with counterparties with a single A or better credit rating.
(c)  Basis swaps are utilized to hedge the geographic price differentials due primarily to transportation cost and local supply-
     demand factors.

                                                                                                                                 41

FORWARD EXCHANGE AND INTEREST RATE CONTRACTS    Occidental is engaged in both
oil and gas and chemical activities internationally. International oil and gas transactions are mainly denominated in U.S. dollars; consequently, foreign currency exposure is not deemed material. Many of Occidental's foreign oil and gas operations and foreign chemical operations are located primarily in developing countries whose currencies generally depreciate against the U.S. dollar on a continuing basis. An effective currency forward market does not exist for these countries; therefore, Occidental attempts to manage its exposure primarily by balancing monetary assets and liabilities and maintaining cash positions only at levels necessary for operating purposes. At December 31, 1995, Occidental had foreign currency forward exchange contracts totaling $39 million of purchases and $17 million of sales, which essentially hedged foreign currency denominated debt and receivables. These contracts mature in 1996, except for one purchase contract for $38 million which matures in 2000.
     From time to time, Occidental enters into interest rate swap agreements. In November 1993, Occidental entered into interest rate swaps on newly issued fixed-rate debt for notional amounts totaling $530 million. This converted fixed-rate debt into variable-rate debt, based on the London Interbank Offered Rate (LIBOR), with interest rates ranging from 6.5 percent to 6.7 percent at December 31, 1995. These agreements mature at various dates from 1998 through 2000. Notional amounts do not represent cash flow. Credit risk exposure is limited to the net interest differentials, which are reflected in interest expense. The swap rate difference resulted in approximately $5 million of additional interest expense in 1995 and $6 million and $1 million savings in interest expense for 1994 and 1993, respectively, compared to what interest expense would have been had the debt remained at fixed rates. The impact of the swaps on the weighted average interest rates for all debt in 1995, 1994 and 1993 was not significant.

FAIR VALUE OF FINANCIAL INSTRUMENTS    Occidental values financial instruments
as required by Statement of Financial Accounting Standards (SFAS) No. 107. The carrying amounts of cash and cash equivalents and short-term notes payable approximate fair value because of the short maturity of those instruments. Occidental estimates the fair value of its senior funded debt based on the quoted market prices for the same or similar issues or on the yields offered to Occidental for debt of similar rating and similar remaining maturities. The estimated fair value of Occidental's senior funded debt at December 31, 1995 and 1994 was $5.478 billion and $6.059 billion, respectively, compared with a carrying value of $4.819 billion and $5.823 billion, respectively. The fair value of interest rate swaps is the amount at which they could be settled, based on estimates obtained from dealers. Based on these estimates at December 31, 1995 and 1994, Occidental would be required to pay approximately $3 million and $54 million, respectively, to terminate its interest rate swap agreements. Occidental will continue its strategy of maintaining part of its debt on a floating rate basis.
     The carrying value of other on-balance sheet financial instruments approximates fair value and the cost, if any, to terminate off-balance sheet financial instruments is not significant.


--------------------------------------------------------------------------------
NOTE 3   REORGANIZATION CHARGES


     In the fourth quarter of 1995, Occidental recorded charges of $132 million, included in other operating expenses, related to the reorganization of its worldwide oil and gas operations headquartered in Bakersfield, California and the reorganization of the operations of the natural gas transmission division. This reorganization is part of Occidental's efforts to consolidate operations and increase management efficiency, asset utilization and profitability. The charges consist of $90 million in workforce reductions (1,050 employees), $24 million for lease abandonment costs and $18 million related to other items. The majority of the cash costs associated with the reorganization are planned to be paid during 1996. At December 31, 1995, the balance of the reorganization reserves are included in accrued liabilities and other noncurrent liabilities and amounted to approximately $92 million and $40 million, respectively.


-------------------------------------------------------------------------------
NOTE 4   BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS AND ASSET DISPOSITIONS


     In October 1995, Occidental sold its agricultural chemicals business. During May 1995, Occidental sold its high-density polyethylene business to Lyondell Petrochemical Company. Occidental also sold, pursuant to a Federal Trade Commission divestiture order, its polyvinyl chloride (PVC) facilities at Addis, Louisiana and Burlington South, New Jersey. In addition, Occidental sold certain Canadian oil and gas assets, which were acquired as part of the purchase of Placid Oil Company (Placid) in December 1994, and a portion of the oil and gas operation in Pakistan. The combined cash proceeds from these asset dispositions were in excess of $900 million. On a pro forma basis, these dispositions would not have had a significant effect on Occidental's consolidated results for the year ended December 31, 1995.
     During the second quarter of 1995, Occidental and Canadian Occidental Petroleum Ltd. (CanadianOxy) formed partnerships into which they contributed primarily sodium chlorate manufacturing facilities. Occidental retained a less-than-twenty-percent direct interest in these partnerships accounted for on the equity method. This transaction did not result in any gain or loss.
     In 1995, the pretax gain of $45 million on dispositions of assets primarily resulted from the sale of Occidental's PVC facility at Addis, Louisiana.

     In December 1994, Occidental acquired Placid for an aggregate purchase price of approximately $250 million through the issuance of 3,606,484 shares of $3.875 cumulative convertible voting preferred stock, with a value of $175 million, and the balance through the issuance of 3,835,941 shares of Occidental common stock. Placid has oil and gas exploration and production properties primarily in the U.S. Gulf Coast and the Netherlands. Placid also has an approximate 39 percent interest in a major pipeline system in the Dutch sector of the North Sea, which includes 170 miles of main and feeder lines. The acquisition has been accounted for by the purchase method. Accordingly, the cost of the acquisition was allocated to the assets acquired and liabilities assumed based upon their estimated respective fair values. The allocation of the purchase price was finalized during 1995 upon completion of the asset valuations and resolution of the preacquisition contingencies.
     In late March 1994, Occidental acquired interests in certain U.S. Gulf Coast oil and gas properties from Agip Petroleum Co. Inc. for a purchase price of $161 million through the issuance of 5,150,602 shares of Occidental common stock and $78 million in cash.
     On a pro forma basis, these acquisitions would not have had a significant effect on Occidental's consolidated results for either of the two years in the period ended December 31, 1994.
     In 1994, the pretax gains of $15 million on dispositions of assets primarily resulted from the sale of Occidental's remaining interests in its producing operations in Argentina.
     In July 1993, Occidental sold Island Creek Coal, Inc. to CONSOL Inc. Following the closing of the sale, Occidental re-evaluated the adequacy of the reserves recorded in the fourth quarter of 1992 related to the decision to exit the coal business and reversed certain reserves no longer required. After recognizing the effect of the sale and the reversal of reserves, an after-tax benefit of $221 million was included in discontinued operations.
     In 1993, the pretax gains of $54 million on dispositions of assets primarily resulted from the sale of Occidental's equity interest in Trident NGL, Inc. (Trident).


-------------------------------------------------------------------------------
NOTE 5   EXTRAORDINARY GAIN(LOSS) AND ACCOUNTING CHANGES


     The 1993 results included a net extraordinary loss of $12 million, which resulted from the early extinguishment of debt.
     Beginning in 1994, Occidental revised the estimated average useful lives used to compute depreciation for most of its chemical machinery and equipment from 20 years to 25 years and for most of its natural gas transmission property to a remaining life of 40 years. These revisions were made to more properly reflect the current economic lives of the assets based on anticipated industry conditions. The result was a reduction in net loss for the year ended December 31, 1994 of approximately $65 million, or approximately $.21 per share. Natural gas transmission and chemical divisional earnings benefited by approximately $31 million and $34 million, respectively.
     In December 1992, the Financial Accounting Standards Board issued SFAS No. 112--"Employers' Accounting for Postemployment Benefits," which substantially changed the existing method of accounting for employer benefits provided to inactive or former employees after active employment but before retirement. This statement requires that the cost of postemployment benefits (principally medical benefits for inactive employees) be recognized in the financial statements during employees' active working careers. Occidental's adoption of SFAS No. 112, effective January 1, 1994, did not have a material impact on Occidental's financial position or results of operations.


--------------------------------------------------------------------------------
NOTE 6   INVENTORIES


     Inventories of approximately $225 million and $241 million were valued under the LIFO method at December 31, 1995 and 1994, respectively.
     Inventories consisted of the following (in millions):


Balance at December 31,                          1995         1994
========================================    =========    =========
Raw materials                               $     116    $     135
Materials and supplies                            180          201
Work in process                                    17           21
Finished goods                                    363          428
                                            ---------    ---------
                                                  676          785
LIFO reserve                                      (29)         (37)
                                            ---------    ---------
TOTAL                                       $     647    $     748
========================================    =========    =========


     Inventories as of December 31, 1995 reflected the absence of balances relating to certain chemical assets which were sold during 1995. During 1994, inventory quantities were reduced at natural gas transmission. These reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs that prevailed in prior years. The effect of this liquidation was to reduce cost of sales by $13 million for the year ended December 31, 1994.

-------------------------------------------------------------------------------
NOTE 7   SENIOR FUNDED DEBT


     Senior funded debt consisted of the following (in millions):


Balance at December 31,                                                                             1995         1994
===========================================================================================    =========    =========
OCCIDENTAL PETROLEUM CORPORATION
  11.75% senior debentures due 2011, callable March 15, 1996 at 104.838 (see Note 19)          $     955    $     955
  11.125% senior debentures due 2019, callable June 1, 1999 at 105.563                               144          144
  10.125% senior debentures due 2009                                                                 276          276
  9.25% senior debentures due 2019, putable August 1, 2004 at par                                    300          300
  10.75% senior notes due 1998, called May 1, 1995 at par                                             --          200
  10.125% senior notes due 2001                                                                      330          330
  9.625% senior notes due 1999, callable July 1, 1996 at par                                         300          300
  9.1% to 9.75% medium-term notes due 1997 through 2001                                               99          124
  8.5% medium-term notes due 2004, callable September 15, 1999 at par                                250          250
  11.125% senior notes due 2010                                                                      150          150
  6.53125% floating rate senior notes due 1999                                                       150          150
  8.5% senior notes due 2001                                                                         150          150
  8.75% medium-term notes due 2023                                                                   100          100
  6.6375% to 11% medium-term notes due 1997 through 2000                                             294          294
  5.67% to 8.34% medium-term notes due 1996 through 2008                                             292          359
  5.76% to 6.41% medium-term notes due 1998 through 2000                                             601          601
  5.98% to 6.5% commercial paper                                                                      --          430
  10.42% senior notes due 2003, callable December 1, 1998 at par                                      50           50
  7.3% to 8.8% retail medium-term notes due 1998 through 2004, callable at various dates             167           70
  6.2% to 6.5% revolving credits                                                                      --          100
                                                                                               ---------    ---------
                                                                                                   4,608        5,333
                                                                                               ---------    ---------

OXY USA INC.
  7% debentures due 2011, callable anytime at par                                                    274          274
  7.2% unsecured notes due 2020 (Note 16)                                                              7            7
  6.625% debentures due 1998 through 1999, callable anytime at par (Note 16)                          55           55
  6.125% debentures due 1996 through 1997, callable anytime at par (Note 16)                          15           15
  5.7% to 7.8% unsecured notes due 2000 through 2007                                                  58           59
                                                                                               ---------    ---------
                                                                                                     409          410
                                                                                               ---------    ---------
OTHER SUBSIDIARY DEBT
  3.75% to 12.5% unsecured notes due 1996 through 2030                                               382          158
  6% to 14.5% secured notes due 1996 through 2011                                                     57          124
                                                                                               ---------    ---------
                                                                                                     439          282
                                                                                               ---------    ---------
                                                                                                   5,456        6,025

Less:
  Unamortized discount, net                                                                         (147)        (163)
  Current maturities                                                                                (490)         (39)
                                                                                               ---------    ---------
TOTAL                                                                                          $   4,819    $   5,823
===========================================================================================    =========    =========


     At December 31, 1995, $495 million of notes due in 1996 were classified as noncurrent since it is management's intention to refinance this amount on a long-term basis, initially utilizing available lines of bank credit with maturities extending to 1999 and 2000.
     At December 31, 1995, minimum principal payments on senior funded debt, including sinking fund requirements, subsequent to December 31, 1996 aggregated $4.966 billion, of which $301 million is due in 1997, $375 million in 1998, $1.224 billion in 1999, $499 million in 2000, $518 million in 2001 and $2.049 billion thereafter. Unamortized discount is generally being amortized to interest expense on the effective interest method over the lives of the related issues.
     At December 31, 1995, under the most restrictive covenants of certain financing agreements, the capacity for the payment of cash dividends and other distributions on, and for acquisitions of, Occidental's capital stock was approximately $2.0 billion, assuming that such dividends, distributions and acquisitions were made without incurring additional borrowings.
     At December 31, 1995, Occidental had available lines of committed bank credit of approximately $2.6 billion. Bank fees on committed lines of credit ranged from 0.125 percent to 0.1875 percent.

-------------------------------------------------------------------------------
NOTE 8   ADVANCE SALE OF CRUDE OIL



     In December 1995, Occidental entered into a transaction with Clark USA, Inc. (Clark) under which Occidental agreed to deliver approximately 17.7 million barrels of West Texas Intermediate (WTI)-equivalent oil over the next six years. In exchange, Occidental received $100 million in cash and approximately 5.5 million shares of Clark common stock. As a result of this transaction, Occidental owns approximately 19 percent of Clark accounted for on the cost method. Occidental has accounted for the consideration received in the transaction as deferred revenue, which is being amortized into revenue as WTI-equivalent oil is produced and delivered during the term of the agreement. Reserves dedicated to the transaction are excluded from the estimate of proved oil and gas reserves (see Supplemental Oil and Gas Information).


-------------------------------------------------------------------------------
NOTE 9   LEASE COMMITMENTS


     The present value of net minimum lease payments, net of the current portion, totaled $259 million and $291 million at December 31, 1995 and 1994, respectively.
     Operating and capital lease agreements frequently include renewal and/or purchase options and require Occidental to pay for utilities, taxes, insurance and maintenance expense.
     At December 31, 1995, future net minimum lease payments for capital and operating leases (excluding oil and gas and other mineral leases) were the following (in millions):


                                                                         Capital    Operating
===================================================================    =========    =========
1996                                                                   $      50    $     101
1997                                                                         220           76
1998                                                                           6           65
1999                                                                           6           59
2000                                                                           5           50
Thereafter                                                                    78          374
                                                                       ---------    ---------
TOTAL MINIMUM LEASE PAYMENTS                                                 365    $     725
                                                                                    =========

Less:
     Executory costs                                                          (6)
     Imputed interest                                                        (68)
     Current portion                                                         (32)
                                                                       ---------
PRESENT VALUE OF NET MINIMUM LEASE PAYMENTS, NET OF CURRENT PORTION    $     259
===================================================================    =========



     Rental expense for operating leases, net of immaterial sublease rental, was $141 million in 1995, $163 million in 1994 and $158 million in 1993.
     Included in the 1995 and 1994 property, plant and equipment accounts were $442 million and $465 million, respectively, of property leased under capital leases and $137 million and $130 million, respectively, of related accumulated amortization.

-------------------------------------------------------------------------------
NOTE 10   LAWSUITS, CLAIMS AND RELATED MATTERS


     Occidental and certain of its subsidiaries have been named in a substantial number of governmental proceedings as defendants or potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and corresponding state acts. These proceedings seek funding, remediation and, in some cases, compensation for alleged property damage, punitive damages and civil penalties, aggregating substantial amounts. Occidental is usually one of many companies in these proceedings, and has to date been successful in sharing response costs with other financially sound companies. Occidental has accrued reserves at the most likely cost to be incurred in those proceedings where it is probable that Occidental will incur remediation costs which can be reasonably estimated. As to those proceedings, for which Occidental does not have sufficient information to determine a range of liability, Occidental does have sufficient information on which to base the opinion below.
     It is impossible at this time to determine the ultimate legal liabilities that may arise from various lawsuits, claims and proceedings, including environmental proceedings described above, pending against Occidental and its subsidiaries, some of which may involve substantial amounts. However, in management's opinion, after taking into account reserves, none of such pending lawsuits, claims and proceedings should have a material adverse effect upon Occidental's consolidated financial position or results of operations in any given year.


--------------------------------------------------------------------------------
NOTE 11   OTHER COMMITMENTS AND CONTINGENCIES


     At December 31, 1995, commitments for major capital expenditures during 1996 and thereafter were approximately $382 million.
     Occidental has entered into agreements providing for future payments to secure terminal and pipeline capacity, drilling services, electrical power, steam and certain chemical raw materials. At December 31, 1995, the net present value of the fixed and determinable portion of the obligations under these agreements aggregated $228 million, which was payable as follows (in millions):
1996--$31, 1997--$30, 1998--$29, 1999--$27, 2000--$25 and 2001 through 2014--
$86. Payments under these agreements, including any variable component, were $190 million in 1995, $188 million in 1994 and $182 million in 1993.
     Occidental has certain other commitments under contracts, guarantees and joint ventures, and certain other contingent liabilities. Additionally, Occidental agreed to participate in the development of certain natural gas reserves and construction of a liquefied natural gas plant in Malaysia. In management's opinion, none of such commitments and contingencies discussed above should have a material adverse effect upon Occidental's consolidated financial position or results of operations in any given year.


-------------------------------------------------------------------------------
NOTE 12   DOMESTIC AND FOREIGN INCOME AND OTHER TAXES


     The domestic and foreign components of income(loss) from continuing operations before domestic and foreign income and other taxes were as follows (in millions):


For the years ended December 31,                  Domestic      Foreign        Total
=============================================    =========    =========    =========
1995                                             $     425    $     488    $     913
                                                 =========    =========    =========
1994                                             $     (46)   $     153    $     107
                                                 =========    =========    =========
1993                                             $     150    $      67    $     217
=============================================    =========    =========    =========


     The provisions(credits) for domestic and foreign income and other taxes consisted of the following (in millions):

                                                                U.S.        State
For the years ended December 31,                             Federal    and Local      Foreign        Total
=======================================================    =========    =========    =========    =========
1995
  Current                                                  $     152    $      57    $     175    $     384
  Deferred                                                        50          (24)          (8)          18
                                                           ---------    ---------    ---------    ---------
                                                           $     202    $      33    $     167    $     402
=======================================================    =========    =========    =========    =========
1994
  Current                                                  $       3    $      18    $      96    $     117
  Deferred                                                        18            4            4           26
                                                           ---------    ---------    ---------    ---------
                                                           $      21    $      22    $     100    $     143
=======================================================    =========    =========    =========    =========
1993
  Current                                                  $     (27)   $      28    $      84    $      85
  Deferred                                                       144            1         (142)           3
  Deferred tax charge due to federal income tax rate
    change                                                        55           --           --           55
                                                           ---------    ---------    ---------    ---------
                                                           $     172    $      29    $     (58)   $     143
=======================================================    =========    =========    =========    =========



     The credit provision for foreign income tax in 1993 reflected the reversal of $130 million of foreign tax reserves following the settlement of tax matters with foreign jurisdictions relating to the disposition of certain international oil and gas assets in 1991. Deferred U.S. federal income tax included a charge of $45 million relative to this reversal.
     The following is a reconciliation, stated as a percentage of pretax income, of the U.S. statutory federal income tax rate to Occidental's effective tax rate on income(loss) from continuing operations:


For the years ended December 31,                                1995         1994         1993
=======================================================    =========    =========    =========
U.S. federal statutory tax rate                                  35%          35%          35%
Operations outside the United States(a)                          11           65            4
State taxes, net of federal benefit                               5           13            8
State tax benefit from operating loss carryforwards              (3)          --           --
Reserves not previously benefited                                (5)          --           --
Domestic income tax reserves no longer required                  --           --           (4)
Nondeductible depreciation and other expenses                     1           11            3
Federal income tax rate change                                   --           --           25
Other                                                            --           10           (5)
                                                           ---------    ---------    ---------
Tax rate provided by Occidental                                  44%         134%          66%
=======================================================    =========    =========    =========

(a)  Included in these figures is the impact of not providing U.S. taxes on the unremitted earnings of certain foreign subsidiaries. The effect of this is to reduce the U.S.
     federal tax rate by approximately 4 percent in 1995.

                                                                                            47

     Occidental adopted SFAS No. 109--"Accounting for Income Taxes," as of January 1, 1992. The tax effects of temporary differences and carryforwards resulting in deferred income taxes at December 31, 1995 and 1994 were as follows (in millions):


                                                                                    1995                          1994
                                                              --------------------------    --------------------------
                                                                 Deferred       Deferred       Deferred       Deferred
                                                                      Tax            Tax            Tax            Tax
Items resulting in temporary differences and carryforwards         Assets    Liabilities         Assets    Liabilities
==========================================================    ===========    ===========    ===========    ===========
Property, plant and equipment differences                     $       178    $     3,616    $       180    $     3,873
Contract impairment reserves                                           74             --            102             --
Discontinued operation loss accruals                                  167             --            176             --
Environmental reserves                                                244             --            272             --
Postretirement benefit accruals                                       207             --            214             --
State income taxes                                                    140             --            140             --
Net operating loss carryforwards                                       --             --            267             --
Tax credit carryforwards                                              292             --            309             --
All other                                                             721            503            594            457
                                                              -----------    -----------    -----------    -----------
  Subtotal                                                          2,023          4,119          2,254          4,330
Valuation allowance                                                  (189)            --           (204)            --
                                                              -----------    -----------    -----------    -----------
Total deferred taxes                                          $     1,834    $     4,119    $     2,050    $     4,330
==========================================================    ===========    ===========    ===========    ===========



     Included in total deferred tax assets was a current portion aggregating $335 million and $285 million as of December 31, 1995 and 1994, respectively, that was reported in prepaid expenses and other.
     A deferred tax liability of approximately $70 million at December 31, 1995 has not been recognized for temporary differences related to Occidental's investment in certain foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is Occidental's intention, generally, to reinvest such earnings permanently.
     The pension liability adjustments recorded directly to retained earnings were net of an income tax charge of $9 million in 1995 and income tax benefits of $6 million and $8 million in 1994 and 1993, respectively.
     The foreign currency translation adjustment credited directly to retained earnings in 1995 was net of an income tax charge of $10 million.
     Discontinued operations included an income tax expense of $123 million in 1993.
     The extraordinary loss that resulted from the early extinguishment of debt was reduced by an income tax benefit of $7 million in 1993.
     At December 31, 1995, Occidental had, for U.S. federal income tax return purposes, a capital loss carryforward of approximately $21 million, a business tax credit carryforward of $20 million and an alternative minimum tax credit carryforward of $270 million available to reduce future income taxes. Net operating loss carryforwards existing at December 31, 1994 were utilized in 1995. To the extent not used, the capital loss carryforward expires in 2000 and the business tax credit expires in varying amounts during the years 2000 and 2001. The alternative minimum tax credit carryforward does not expire.
     Occidental is subject to audit by taxing authorities for varying periods in various tax jurisdictions. Management believes that any required adjustments to Occidental's tax liabilities will not have a material adverse impact on its financial position or results of operations.


--------------------------------------------------------------------------------
NOTE 13   NONREDEEMABLE PREFERRED STOCK AND COMMON STOCK


     The following is an analysis of nonredeemable preferred stock and common stock (shares in thousands):



                                                        Nonredeemable          Common
                                                      Preferred Stock           Stock
==================================================    ===============    ============
BALANCE, DECEMBER 31, 1992                                         --         303,728
  Issued                                                       11,500           1,906
  Options exercised and other, net                                 --             (31)
--------------------------------------------------       ------------    ------------
BALANCE, DECEMBER 31, 1993                                     11,500         305,603
  Issued                                                       14,995          11,300
  Options exercised and other, net                                 --             (50)
--------------------------------------------------       ------------    ------------
BALANCE, DECEMBER 31, 1994                                     26,495         316,853
  Issued                                                           --           1,523
  Options exercised and other, net                                 --             335
--------------------------------------------------       ------------    ------------
BALANCE, DECEMBER 31, 1995                                     26,495         318,711
==================================================       ============    ============


     Occidental has authorized 50,000,000 shares of preferred stock with a par value of $1.00 per share. In February 1994, Occidental issued 11,388,340 shares of $3.00 cumulative CXY-indexed convertible preferred stock in a public offering for net proceeds of approximately $557 million. The shares are convertible into Occidental common stock in accordance with a conversion formula that is indexed to the market price of the common shares of CanadianOxy. In addition, the shares, which are not subject to any sinking fund or mandatory redemption requirements, have a liquidation preference of $50.00 per share, plus accumulated and unpaid dividends. The shares of CXY-indexed convertible preferred stock are redeemable on or after January 1, 1999, in whole or in part, at the option of Occidental, at a redemption price of $51.50 per share declining ratably to $50.00 per share on or after January 1, 2004, in each case plus accumulated and unpaid dividends to the redemption date. Each holder of shares of the CXY-indexed convertible preferred stock has the right, at such holder's option, to convert the shares held, at any time, unless previously redeemed, into a number of shares of Occidental common stock currently determined by multiplying the Conversion Ratio by the aggregate number of shares being converted by the holder. The Conversion Ratio is the product of (i) the Price Ratio (as defined, generally the market price, calculated in a specified manner, of one CanadianOxy common share over the market price, calculated in a specified manner, of one share of Occidental common stock) and (ii) the Share Factor (as defined, initially 1.766, subject to adjustment upon the occurrence of certain events affecting the CanadianOxy common shares). As of December 31, 1995, the aggregate number of shares of Occidental common stock issuable upon conversion of all of the issued and outstanding shares of the CXY-indexed convertible preferred stock was 30,566,305, based on the Conversion Ratio then in effect of
2.684. Dividends on the CXY-indexed convertible preferred stock at an annual rate of $3.00 per share are cumulative and are payable quarterly in arrears, when and as declared by Occidental's Board of Directors. Holders of the CXY-indexed convertible preferred stock have no voting rights, except in certain circumstances; however, holders of such series, voting separately as a class with all other affected classes or series of preferred stock upon which like voting rights have been conferred and are exercisable, are entitled to elect two additional directors if the equivalent of six quarterly dividends on the CXY-indexed convertible preferred stock are accumulated and unpaid.
     In December 1994, Occidental issued 3,606,484 shares of $3.875 cumulative convertible voting preferred stock in connection with the Placid acquisition. In February 1993, Occidental issued 11,500,000 shares of $3.875 cumulative convertible preferred stock. The shares of both series are redeemable on or after February 18, 1998, in whole or in part, at the option of Occidental, at a redemption price of $51.9375 per share declining ratably to $50.00 per share on or after February 18, 2003, in each case plus accumulated and unpaid dividends to the redemption date. Each series of $3.875 preferred stock has a liquidation preference of $50.00 per share, plus accumulated and unpaid dividends, and is convertible at the option of the holder into common stock of Occidental at a conversion price of $22.76 per share, subject to adjustment in certain events. Dividends on each series of the $3.875 preferred stock at an annual rate of $3.875 per share are cumulative and are payable quarterly in arrears, when and as declared by Occidental's Board of Directors. Holders of the $3.875 cumulative convertible preferred stock have no voting rights, except in certain circumstances. Holders of the $3.875 cumulative convertible voting preferred stock, voting separately as a class with the Occidental common stock and all other classes or series of preferred stock upon which like voting rights may be conferred, have the right to vote for the election of directors and for all other purposes. Holders of each series of $3.875 preferred stock, voting separately as a class with all other affected classes or series of preferred stock upon which like voting rights have been conferred and are exercisable, are entitled to elect two additional directors if the equivalent of six quarterly dividends on such series of $3.875 preferred stock are accumulated and unpaid.
     In 1986, pursuant to a stockholders' rights plan, a dividend of one stock purchase right (right) on each outstanding share of Occidental's common stock was issued. Similar rights have been, and generally will be, issued in respect of shares of common stock subsequently issued. Each right becomes exercisable, upon the occurrence of certain events, for one one-hundredth of a share of Series A junior participating preferred stock, par value $1.00 per share, at a purchase price of $80.00 or, under certain circumstances, common stock or other securities, cash or other assets having a then-current market price (as defined and subject to adjustment) equal to twice such purchase price. The rights currently are not exercisable and will be exercisable only if a person or group either acquires beneficial ownership of 20 percent or more of Occidental's common stock or commences a tender or exchange offer that would result in ownership of 30 percent or more. The rights, which expire in October 1996, are redeemable in whole, but not in part, at Occidental's option at any time for a price of $.05 per right.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS    Options to purchase common stock
of Occidental have been granted to officers and employees under stock option plans adopted in 1978, 1987 and 1995. During 1995, options for 882,008 shares became exercisable, and options for 3,517,095 shares were exercisable at December 31, 1995. At December 31, 1995, options for 1,244,332 shares were outstanding with stock appreciation rights (SAR), all of which options for shares were exercisable.

     The following is a summary of stock option transactions during 1995, 1994 and 1993 (shares in thousands, except per-share amounts):



                                                  1995                               1994                               1993
                       -------------------------------    -------------------------------    -------------------------------
                       Shares    Price Range per Share    Shares    Price Range per Share    Shares    Price Range per Share
===================    ======    =====================    ======    =====================    ======    =====================
BEGINNING BALANCE       5,098    $  17.750 -- $ 31.125     4,556    $  18.500 -- $ 31.125     3,965    $  18.500 -- $ 31.125
Granted or issued       1,127          $ 23.125              905    $  17.750 -- $ 21.125       841          $ 22.000
Exercised                (431)   $  17.750 -- $ 22.000       (52)   $  18.500 -- $ 19.875       (42)   $  18.500 -- $ 19.875
Canceled                 (313)   $  17.750 -- $ 30.625      (311)   $  18.500 -- $ 30.625      (208)   $  18.500 -- $ 31.125
                       ------    ---------------------    ------    ---------------------    ------    ---------------------
ENDING BALANCE          5,481    $  17.750 -- $ 31.125     5,098    $  17.750 -- $ 31.125     4,556    $  18.500 -- $ 31.125
                       ======                             ======                             ======
RESERVED FOR GRANT
  AT DECEMBER 31        9,979                              4,142                              4,911
===================    ======                             ======                             ======



STOCK INCENTIVE PLAN    Occidental has a stock incentive plan whereby a limited
number of executives may be awarded Occidental common stock at the par value of $.20 per share, with such shares vesting after five years or earlier under certain conditions. The related expense is amortized over the vesting period. Under the plan, a total of approximately 2,731,280 shares may be awarded; 234,711 shares were awarded in 1995. Future restricted stock, performance stock, stock options and stock options granted with SAR will be made from the 1995 Incentive Stock Plan. At December 31, 1995, 9,978,661 shares were available for the granting of future awards.


--------------------------------------------------------------------------------
NOTE 14   RETIREMENT PLANS AND POSTRETIREMENT BENEFITS


     Occidental has various defined contribution retirement plans for its salaried, domestic union and nonunion hourly, and certain foreign national employees that provide for periodic contributions by Occidental based on plan-specific criteria, such as base pay, age level and/or employee contributions. Occidental contributed and expensed $71 million, $70 million and $61 million under the provisions of these plans for 1995, 1994 and 1993, respectively.
     Occidental's retirement and postretirement defined benefit plans are accrued based on various assumptions and discount rates, as described below. The actuarial assumptions used could change in the near term as a result of changes in expected future trends and other factors which, depending on the nature of the changes, could cause increases or decreases in the liabilities accrued.
     Pension costs for Occidental's defined benefit pension plans, determined by independent actuarial valuations, are funded by payments to trust funds, which are administered by independent trustees. The components of the net pension cost for 1995, 1994 and 1993 were as follows (in millions):


For the years ended December 31,                           1995         1994         1993
==================================================    =========    =========    =========
Service cost--benefits earned during the period       $       9    $       8    $      10
Interest cost on projected benefit obligation                23           21           20
Actual return on plan assets                                (43)           1           (8)
Net amortization and deferral                                32          (10)          (3)
Curtailments and settlements                                 12           --            4
                                                      ---------    ---------    ---------
Net pension cost                                      $      33    $      20    $      23
==================================================    =========    =========    =========



     In 1995, 1994 and 1993, Occidental recorded adjustments to retained earnings of a credit of $16 million and charges of $10 million and $14 million, respectively, to reflect the net-of-tax difference between the additional liability required under pension accounting provisions and the corresponding intangible asset.

     The following table sets forth the defined benefit plans' funded status and amounts recognized in Occidental's consolidated balance sheets at December 31, 1995 and 1994 (in millions):



                                                                                1995                              1994
                                                      ------------------------------    ------------------------------
                                                      Assets Exceed      Accumulated    Assets Exceed      Accumulated
                                                        Accumulated         Benefits      Accumulated         Benefits
Balance at December 31,                                    Benefits    Exceed Assets         Benefits    Exceed Assets
==================================================    =============    =============    =============    =============
PRESENT VALUE OF THE ESTIMATED PENSION BENEFITS TO
  BE PAID IN THE FUTURE
  Vested benefits                                         $      35        $     230        $      10        $     252
  Nonvested benefits                                              4               11               --               17
                                                          ---------        ---------        ---------        ---------
    Accumulated benefit obligations                              39              241               10              269
  Effect of projected future salary increases(a)                 15                6                6               13
                                                          ---------        ---------        ---------        ---------
Total projected benefit obligations                              54              247               16              282
Plan assets at fair value                                        50              179               15              169
                                                          ---------        ---------        ---------        ---------
PROJECTED BENEFIT OBLIGATION IN EXCESS OF
  (LESS THAN) PLAN ASSETS                                 $       4        $      68        $       1        $     113
                                                          =========        =========        =========        =========
Projected benefit obligation in excess of(less than)
  plan assets                                             $       4        $      68        $       1        $     113
Unrecognized net asset(obligation)                               (4)              (4)              --              (13)
Unrecognized prior service (cost)benefit                         --               (7)              --               (9)
Unrecognized net gain(loss)                                       2              (46)              (1)             (73)
Additional minimum liability(b)                                  --               55               --               87
                                                          ---------        ---------        ---------        ---------
PENSION LIABILITY(ASSET)                                  $       2        $      66        $      --        $     105
==================================================        =========        =========        =========        =========

(a)  The effect of salary increases related primarily to international salary-based plans.
(b)  A related amount up to the limit allowable under SFAS No. 87--"Employers' Accounting for Pensions" has been included in other assets. Amounts exceeding such limits have been charged to retained earnings.



     The discount rate used in determining the actuarial present value of the projected benefit obligations was 7.5 percent in 1995 and 1994. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations was between 4.5 percent and 5.5 percent in 1995 and between 5 percent and 6 percent in 1994. The expected long-term rate of return on assets was 8 percent in 1995 and 1994.
     Occidental provides medical, dental and life insurance for certain active, retired and disabled employees and their eligible dependents. Beginning in 1993, certain salaried participants pay for all medical cost increases in excess of increases in the Consumer Price Index (CPI). The benefits generally are funded by Occidental as the benefits are paid during the year. The cost of providing these benefits is based on claims filed and insurance premiums paid for the period. The total benefits costs were approximately $93 million in 1995 and $124 million in 1994 and 1993. The 1995, 1994 and 1993 costs included $23 million, $54 million and $50 million, respectively, for postretirement costs, as discussed below.
     Effective January 1, 1992, Occidental adopted SFAS No. 106--"Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement required that the cost of postretirement benefits other than pensions, which are primarily for health care, be accrued as a form of deferred compensation earned during the period that employees render service, rather than the previously permitted practice of accounting for such costs as claims were paid. Occidental elected immediate recognition of the net obligation at January 1, 1992.
     The postretirement benefit obligation as of December 31, 1995 and 1994 was determined by application of the terms of medical, dental and life insurance plans, including the effect of established maximums on covered costs, together with relevant actuarial assumptions and health care cost trend rates projected at a CPI increase of 4 percent (except for union employees). For union employees, the health care cost trend rates were projected at annual rates ranging ratably from 9.5 percent in 1995 to 6 percent through the year 2002 and level thereafter. The effect of a 1 percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation by approximately $20 million in 1995; the annual service and interest costs would not be materially affected. The weighted average discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1995 and 1994 was 7.5 percent. Occidental's funding policy generally is to pay claims as they come due. However in 1995 and 1994, MidCon prefunded certain postretirement benefits associated with its regulated operations. Assets are invested in short-term securities.
     The following table sets forth the postretirement plans' combined status, reconciled with the amounts included in the consolidated balance sheets at December 31, 1995 and 1994 (in millions):


Balance at December 31,                                             1995         1994
===========================================================    =========    =========
Accumulated postretirement benefit obligation
  Retirees                                                     $     379    $     374
  Fully eligible active plan participants                             59           73
  Other active plan participants                                     101          127
                                                               ---------    ---------
Total accumulated postretirement benefit obligation                  539          574
Plan assets at fair value                                             26           15
                                                               ---------    ---------
Unfunded status                                                      513          559
Unrecognized prior service cost                                       (5)          (6)
Unrecognized net loss                                                 (1)         (15)
                                                               ---------    ---------
Accrued postretirement benefit cost                            $     507    $     538
===========================================================    =========    =========



     Net periodic postretirement benefit cost for 1995, 1994 and 1993 included the following components (in millions):


For the years ended December 31,                                          1995         1994         1993
=================================================================    =========    =========    =========
Service cost--benefits attributed to service during the period       $       8    $       9    $       8
Interest cost on accumulated postretirement benefit obligation              41           42           42
Actual return on plan assets                                                (1)          (1)          --
Net amortization and deferral                                                1            4           --
Curtailments and settlements                                               (26)          --           --
                                                                     ---------    ---------    ---------
Net periodic postretirement benefit cost                             $      23    $      54    $      50
=================================================================    =========    =========    =========



--------------------------------------------------------------------------------
NOTE 15   INVESTMENTS


     Investments in companies in which Occidental has a voting stock interest of at least 20 percent, but not more than 50 percent, and certain partnerships are accounted for on the equity method. At December 31, 1995, Occidental's equity investments consisted primarily of joint-interest pipelines, including a pipeline in the Dutch sector of the North Sea, an investment of approximately 30 percent in the common shares of CanadianOxy and various chemical partnerships. In the second quarter of 1993, Occidental sold its 45 percent nonvoting interest in Trident. The investment in Trident was in its preferred stock, and accordingly, no equity earnings had been recorded. Equity investments paid dividends of $51 million, $45 million and $33 million to Occidental in 1995, 1994 and 1993, respectively. Cumulative undistributed earnings since acquisition, in the amount of $169 million, of 50-percent-or-less-owned companies have been accounted for by Occidental under the equity method. At December 31, 1995, Occidental's investment in equity investees exceeded the historical underlying equity in net assets by approximately $203 million, which is being amortized into income over periods not exceeding 40 years. The aggregate market value of the investment in CanadianOxy, based on the quoted market price for CanadianOxy common shares, was $659 million at December 31, 1995, compared with an aggregate book value of $216 million. Occidental and its subsidiaries' purchases from, and sales to, certain equity method pipeline ventures and chemical partnerships were $202 million and $265 million, respectively, during the year ended December 31, 1995. Occidental and its subsidiaries' purchases from, and sales to, certain equity method pipeline ventures and chemical partnerships were $202 million and $225 million, respectively, during the year ended December 31, 1994.
     The following table presents Occidental's proportional interest in the summarized financial information of its equity method investments (in millions):


For the years ended December 31,                      1995         1994         1993
=============================================    =========    =========    =========
Revenues                                         $     806    $     684    $     562
Costs and expenses                                     694          611          535
                                                 ---------    ---------    ---------
Net income                                       $     112    $      73    $      27
=============================================    =========    =========    =========

Balance at December 31,                               1995         1994
=============================================    =========    =========
Current assets                                   $     246    $     273
Noncurrent assets                                $     979    $     917
Current liabilities                              $     168    $     168
Noncurrent liabilities                           $     524    $     543
Stockholders' equity                             $     533    $     479
---------------------------------------------    ---------    ---------


     Investments also include certain cost-method investments, in which Occidental owns less than 20 percent of the voting stock. At December 31, 1995, these investments consisted primarily of the shares in Clark (see Note 8).


--------------------------------------------------------------------------------
NOTE 16   SUMMARIZED FINANCIAL INFORMATION OF WHOLLY OWNED SUBSIDIARY


     Occidental has guaranteed the payments of principal of, and interest on, certain publicly traded debt securities of its subsidiary, OXY USA.
     The following table presents summarized financial information for OXY USA (in millions):


For the years ended December 31,                                1995         1994         1993
=======================================================    =========    =========    =========
Revenues                                                   $     709    $     748    $     874
Costs and expenses                                               778          749          790
                                                           ---------    ---------    ---------
Income(loss) before extraordinary gain(loss)                     (69)          (1)          84
Extraordinary gain(loss), net                                     --           --           (9)
                                                           ---------    ---------    ---------
Net income(loss)                                           $     (69)   $      (1)   $      75
=======================================================    =========    =========    =========

Balance at December 31,                                         1995         1994
=======================================================    =========    =========
Current assets                                             $     206    $     113
Intercompany receivable                                    $     323    $     246
Noncurrent assets                                          $   2,057    $   2,069
Current liabilities                                        $     244    $     167
Interest bearing note to parent                            $     121    $     137
Noncurrent liabilities                                     $   1,283    $   1,114
Stockholders' equity                                       $     938    $   1,010
-------------------------------------------------------    ---------    ---------



--------------------------------------------------------------------------------
NOTE 17   INDUSTRY SEGMENTS AND GEOGRAPHIC AREAS


     Occidental conducts its continuing operations through three industry segments: oil and gas, natural gas transmission and chemical. The oil and gas segment explores for, develops, produces and markets crude oil and natural gas domestically and internationally. The natural gas transmission segment engages in interstate and intrastate natural gas transmission and marketing through an extensive network of pipelines. The chemical segment manufactures and markets, domestically and internationally, a variety of basic chemicals, petrochemicals, and polymers and plastics.
     Earnings of industry segments and geographic areas exclude interest income, interest expense, unallocated corporate expenses, discontinued operations, extraordinary items and income from equity investments, but include gains from dispositions of segment and geographic area assets (see Note 4). Intersegment sales and transfers between geographic areas are made at prices approximating current market values and are not significant.
     Foreign income and other taxes and certain state taxes are included in segment earnings on the basis of operating results. U.S. federal income taxes are not allocated to segments except for amounts in lieu thereof that represent the tax effect of operating charges or credits resulting from purchase accounting adjustments which arise due to the implementation in 1992 of SFAS No. 109.
     Identifiable assets are those assets used in the operations of the segments. Corporate assets consist of cash, short-term investments, certain corporate receivables and other assets.


INDUSTRY SEGMENTS
In millions

                                                                     Natural Gas
                                                    Oil and Gas     Transmission         Chemical        Corporate            Total
==============================================     ============     ============     ============     ============     ============
YEAR ENDED DECEMBER 31, 1995
  TOTAL REVENUES                                   $      3,043     $      2,049     $      5,410     $        192     $     10,694
                                                   ============     ============     ============     ============     ============
  Pretax operating profit(loss)(a,b)               $        211     $        218     $      1,107     $       (623)    $        913
  Income taxes                                             (166)              (5)             (27)            (204)            (402)
                                                   ------------     ------------     ------------     ------------     ------------
  NET INCOME(LOSS)                                 $         45(c)  $        213(d)  $      1,080(e)  $       (827)    $        511
                                                   ============     ============     ============     ============     ============
  Property, plant and equipment additions,
    net(f)                                         $        480     $        150     $        243     $         11     $        884
                                                   ============     ============     ============     ============     ============
  Depreciation, depletion and amortization         $        451     $        200     $        262     $          9     $        922
                                                   ============     ============     ============     ============     ============
  TOTAL ASSETS                                     $      4,594     $      7,037     $      5,181     $      1,003     $     17,815
==============================================     ============     ============     ============     ============     ============
YEAR ENDED DECEMBER 31, 1994
  TOTAL REVENUES                                   $      2,494     $      2,135     $      4,681     $        106     $      9,416
                                                   ============     ============     ============     ============     ============
  Pretax operating profit(loss)(a,b)               $        128     $        281     $        368     $       (670)    $        107
  Income taxes                                             (101)              (5)             (18)             (19)            (143)
                                                   ------------     ------------     ------------     ------------     ------------
  NET INCOME(LOSS)                                 $         27(g)  $        276(h)  $        350(i)  $       (689)(j) $        (36)
                                                   ============     ============     ============     ============     ============
  Property, plant and equipment additions,
    net(f)                                         $        789     $         93     $        190     $          2     $      1,074
                                                   ============     ============     ============     ============     ============
  Depreciation, depletion and amortization         $        396     $        198     $        278     $         10     $        882
                                                   ============     ============     ============     ============     ============
  TOTAL ASSETS                                     $      4,488     $      7,119     $      5,935     $        447     $     17,989
==============================================     ============     ============     ============     ============     ============
YEAR ENDED DECEMBER 31, 1993
  TOTAL REVENUES                                   $      1,790     $      2,619     $      4,065     $         70     $      8,544
                                                   ============     ============     ============     ============     ============
  Pretax operating profit(loss)(a,b)               $        263     $        429     $        184     $       (659)    $        217
  Income taxes                                               15               (3)             (11)            (144)            (143)
  Discontinued operations, net                               --               --               --              221              221
  Extraordinary gain(loss), net                              --               --               --              (12)             (12)
                                                   ------------     ------------     ------------     ------------     ------------
  NET INCOME(LOSS)                                 $        278(k)  $        426(l)  $        173(m)  $       (594)(n) $        283
                                                   ============     ============     ============     ============     ============
  Property, plant and equipment additions,
    net(f)                                         $        772     $         65     $        166     $          4     $      1,007
                                                   ============     ============     ============     ============     ============
  Depreciation, depletion and amortization         $        326     $        247     $        307     $         12     $        892
                                                   ============     ============     ============     ============     ============
  TOTAL ASSETS                                     $      3,554     $      7,455     $      5,780     $        334     $     17,123
==============================================     ============     ============     ============     ============     ============

(a)  Research and development costs were $21 million in 1995, $22 million in 1994 and $24 million in 1993.
(b)  Divisional earnings include charges and credits in lieu of U.S. federal income taxes. In 1995, the amounts allocated to the divisions were credits of $16 million, $48 million and $27 million at oil and gas, natural gas transmission and chemical, respectively. In 1994, a credit of $18 million, a net credit of $41 million and a credit of $32 million were allocated to oil and gas, natural gas transmission and chemical, respectively. In 1993, a credit of $20 million, a net charge of $16 million and a credit of $38 million were allocated to oil and gas, natural gas transmission and chemical, respectively.
(c)  Includes charges of $109 million for settlement of litigation and $95 million for reorganization costs.
(d)  Includes charges of $37 million for reorganization costs.
(e)  Includes a pretax gain of $40 million from the sale of Occidental's PVC facility at Addis, Louisiana.
(f)  Excludes acquisitions of other businesses of $11 million and $257 million in oil and gas in 1995 and 1994, respectively.
     Includes capitalized interest of $10 million in 1995, $5 million in 1994 and $11 million in 1993.
(g)  Includes a $45 million charge for environmental and litigation matters, a charge of $11 million for the impairment of oil and gas properties and a $12 million charge for a voluntary retirement program and severance and related costs, partially offset by a $16 million gain resulting from the sale of Occidental's remaining interests in its producing operations in Argentina and a
     $15 million benefit resulting from the reversal of reserves no longer needed for anticipated liabilities related to the sale of
     Occidental's U.K. North Sea interests.
(h)  Includes a benefit of $13 million from a reduction of LIFO gas storage inventory and a net benefit of $12 million from the reduction of the contract impairment reserve.
(i)  Includes a $55 million charge for litigation matters, charges of $48 million for expenses related to the curtailment and closure of certain plant operations and an $11 million unfavorable impact related to an explosion at the Taft plant and charges for start-up costs related to the Swift Creek chemical plant.
(j)  Includes a net benefit of $7 million resulting from the reversal of reserves no longer required and the adoption of SFAS No.
     112--"Employers' Accounting for Postemployment Benefits."


Footnotes continued on following page.

(k)  Includes a benefit of $85 million, net of a federal tax charge of $45 million, resulting from a reversal of foreign tax reserves following the settlement of tax matters with foreign jurisdictions relating to the disposition of certain international oil and gas assets in 1991, a gain of $30 million from the sale of Occidental's equity interest in Trident, $25 million from a windfall profit tax refund and $5 million from a favorable litigation settlement, partially offset by a
     $24 million charge for environmental remediation and litigation matters.
(l)  Includes the net benefit of a $154 million reduction of the contract impairment reserve and an $8 million reversal of a tax-
     related reserve no longer required.
(m)  Includes a $16 million benefit resulting from a reversal of a plant closure reserve no longer deemed necessary.
(n)  Includes a onetime noncash charge of $55 million to adjust net deferred tax liabilities following the enactment of tax legislation in August 1993, partially offset by $13 million of interest income related to a windfall profit tax refund.




GEOGRAPHIC AREAS(a,b)
In millions

                                                               Other       Eastern
                                                United       Western    Hemisphere
                                                States    Hemisphere     and Other     Corporate         Total
========================================    ==========    ==========    ==========    ==========    ==========
YEAR ENDED DECEMBER 31, 1995
  TOTAL REVENUES                            $    9,034(c) $      672    $      796    $      192    $   10,694
                                            ==========    ==========    ==========    ==========    ==========
  Geographic earnings(loss) before taxes    $    1,131    $      182    $      223    $     (623)   $      913
  Income taxes                                     (29)          (56)         (113)         (204)         (402)
                                            ----------    ----------    ----------    ----------    ----------
  NET INCOME(LOSS)                          $    1,102    $      126    $      110    $     (827)   $      511
                                            ==========    ==========    ==========    ==========    ==========
  TOTAL ASSETS                              $   14,483    $      783    $    1,546    $    1,003    $   17,815
========================================    ==========    ==========    ==========    ==========    ==========
YEAR ENDED DECEMBER 31, 1994
  TOTAL REVENUES                            $    8,263(c) $      626    $      421    $      106    $    9,416
                                            ==========    ==========    ==========    ==========    ==========
  Geographic earnings(loss) before taxes    $      665    $      167    $      (55)   $     (670)   $      107
  Income taxes                                     (20)          (65)          (39)          (19)         (143)
                                            ----------    ----------    ----------    ----------    ----------
  NET INCOME(LOSS)                          $      645    $      102    $      (94)   $     (689)   $      (36)
                                            ==========    ==========    ==========    ==========    ==========
  TOTAL ASSETS                              $   15,335    $      708    $    1,499    $      447    $   17,989
========================================    ==========    ==========    ==========    ==========    ==========
YEAR ENDED DECEMBER 31, 1993
  TOTAL REVENUES                            $    7,516(c) $      648    $      310    $       70    $    8,544
                                            ==========    ==========    ==========    ==========    ==========
  Geographic earnings(loss) before taxes    $      754    $      210    $      (88)   $     (659)   $      217
  Income taxes                                      77           (55)          (21)         (144)         (143)
  Discontinued operations, net                      --            --            --           221           221
  Extraordinary gain(loss), net                     --            --            --           (12)          (12)
                                            ----------    ----------    ----------    ----------    ----------
  NET INCOME(LOSS)                          $      831    $      155    $     (109)   $     (594)   $      283
                                            ==========    ==========    ==========    ==========    ==========
  TOTAL ASSETS                              $   15,167    $      722    $      900    $      334    $   17,123
========================================    ==========    ==========    ==========    ==========    ==========

(a)  Included in the consolidated balance sheets were liabilities of approximately $285 million, $249 million and $206 million at December 31, 1995, 1994 and 1993, respectively, which pertained to operations based outside the United States and Canada.
(b)  Investments in foreign countries are subject to the actions of those countries, which could significantly affect Occidental's operations and investments in those countries.
(c)  Includes export sales, consisting of chemical products, of approximately $1.039 billion, $756 million and
     $628 million in 1995, 1994 and 1993, respectively.

                                                                                                            55

--------------------------------------------------------------------------------
NOTE 18   COSTS AND RESULTS OF OIL AND GAS PRODUCING ACTIVITIES


     Capitalized costs relating to oil and gas producing activities and related accumulated depreciation, depletion and amortization, which include impairments, were as follows (in millions):


                                                                              Other       Eastern
                                                               United       Western    Hemisphere         Total
                                                               States    Hemisphere     and Other     Worldwide
=======================================================    ==========    ==========    ==========    ==========
DECEMBER 31, 1995
  Proved properties                                        $    4,614    $    1,754    $    1,224    $    7,592
  Unproved properties                                              78            36           184           298
                                                           ----------    ----------    ----------    ----------
  TOTAL PROPERTY COSTS(a)                                       4,692         1,790         1,408         7,890
  Support facilities                                               21           119            50           190
                                                           ----------    ----------    ----------    ----------
  TOTAL CAPITALIZED COSTS                                       4,713         1,909         1,458         8,080
  Accumulated depreciation, depletion and
    amortization and valuation provisions                      (2,680)       (1,474)         (381)       (4,535)
                                                           ----------    ----------    ----------    ----------
NET CAPITALIZED COSTS                                      $    2,033    $      435    $    1,077    $    3,545
                                                           ==========    ==========    ==========    ==========
Share of equity investees' net capitalized costs(b)        $       68    $       66    $      164    $      298
=======================================================    ==========    ==========    ==========    ==========
DECEMBER 31, 1994
  Proved properties                                        $    4,566    $    1,645    $    1,239    $    7,450
  Unproved properties                                              96            19            99           214
                                                           ----------    ----------    ----------    ----------
  TOTAL PROPERTY COSTS(a)                                       4,662         1,664         1,338         7,664
  Support facilities                                               22           127            51           200
                                                           ----------    ----------    ----------    ----------
  TOTAL CAPITALIZED COSTS                                       4,684         1,791         1,389         7,864
  Accumulated depreciation, depletion and
    amortization and valuation provisions                      (2,559)       (1,410)         (339)       (4,308)
                                                           ----------    ----------    ----------    ----------
NET CAPITALIZED COSTS                                      $    2,125    $      381    $    1,050    $    3,556
                                                           ==========    ==========    ==========    ==========
Share of equity investees' net capitalized costs(b)        $       56    $       61    $      206    $      323
=======================================================    ==========    ==========    ==========    ==========
DECEMBER 31, 1993
  Proved properties                                        $    4,159    $    1,635    $      792    $    6,586
  Unproved properties                                              85            16           120           221
                                                           ----------    ----------    ----------    ----------
  TOTAL PROPERTY COSTS(a)                                       4,244         1,651           912         6,807
  Support facilities                                               20           148            37           205
                                                           ----------    ----------    ----------    ----------
  TOTAL CAPITALIZED COSTS                                       4,264         1,799           949         7,012
  Accumulated depreciation, depletion and
    amortization and valuation provisions                      (2,389)       (1,407)         (239)       (4,035)
                                                           ----------    ----------    ----------    ----------
NET CAPITALIZED COSTS                                      $    1,875    $      392    $      710    $    2,977
                                                           ==========    ==========    ==========    ==========
Share of equity investees' net capitalized costs(b)        $       57    $       66    $      230    $      353
=======================================================    ==========    ==========    ==========    ==========

(a)  Includes leases, exploration costs, lease and well equipment, pipelines and terminals, gas plants and other equipment.
(b)  Excludes amounts applicable to synthetic fuels.


     Costs incurred relating to oil and gas producing activities, whether capitalized or expensed, were as follows (in millions):


                                                                 Other       Eastern
                                                  United       Western    Hemisphere         Total
                                                  States    Hemisphere     and Other     Worldwide
==========================================    ==========    ==========    ==========    ==========
DECEMBER 31, 1995
  Acquisition of properties
    Proved                                    $        4    $       --    $       55    $       59
    Unproved                                           7            --             4            11
  Exploration costs                                   29            34            70           133
  Development costs                                  173           110           118           401
                                              ----------    ----------    ----------    ----------
                                              $      213    $      144    $      247    $      604
                                              ==========    ==========    ==========    ==========
Share of equity investees' costs              $       28    $       23    $       25    $       76
==========================================    ==========    ==========    ==========    ==========
DECEMBER 31, 1994
  Acquisition of properties
    Proved                                    $      268    $       --    $      252    $      520
    Unproved                                          24            --            47            71
  Exploration costs                                   31            20           102           153
  Development costs                                  167            85            99           351
                                              ----------    ----------    ----------    ----------
                                              $      490(a) $      105    $      500(a) $    1,095
                                              ==========    ==========    ==========    ==========
Share of equity investees' costs              $       14    $       14    $       27    $       55
==========================================    ==========    ==========    ==========    ==========
DECEMBER 31, 1993
  Acquisition of properties
    Proved                                    $        6    $       --    $      198    $      204
    Unproved                                           5            --            33            38
  Exploration costs                                   19            16            87           122
  Development costs                                  170           108           175           453
                                              ----------    ----------    ----------    ----------
                                              $      200    $      124    $      493    $      817
                                              ==========    ==========    ==========    ==========
Share of equity investees' costs              $       12    $       11    $      119    $      142
==========================================    ==========    ==========    ==========    ==========

(a)  Amounts exclude the deferred tax effects of $22 million and $21 million in the United States and Eastern Hemisphere and Other, respectively, related to the Placid acquisition.

                                                                                                57

     The results of operations of Occidental's oil and gas producing activities, which exclude oil trading activities and items such as asset dispositions, corporate overhead and interest, were as follows (in millions):


                                                                                      Other       Eastern
                                                                       United       Western    Hemisphere         Total
                                                                       States    Hemisphere(a)  and Other     Worldwide
===============================================================    ==========    ==========    ==========    ==========
FOR THE YEAR ENDED DECEMBER 31, 1995
  Revenues
    Sales                                                          $      638    $      467    $      679(b) $    1,784
    Intercompany transfers                                                 64            --            --            64
                                                                   ----------    ----------    ----------    ----------
  TOTAL                                                                   702           467           679         1,848
  Production costs                                                        250           157           141           548
  Exploration expenses                                                     22            30            54           106
  Other operating expenses                                                 26            82           148           256
  Depreciation, depletion and amortization and valuation
    provisions                                                            249(c)         69           128           446
                                                                   ----------    ----------    ----------    ----------
  PRETAX INCOME(LOSS)                                                     155           129           208           492
  Income tax expense(benefit)(d)                                           16            52           113(b)        181
                                                                   ----------    ----------    ----------    ----------
  RESULTS OF OPERATIONS                                            $      139    $       77    $       95    $      311
                                                                   ==========    ==========    ==========    ==========
  Share of equity investees' results of operations                 $        6    $        1    $       25    $       32
===============================================================    ==========    ==========    ==========    ==========
FOR THE YEAR ENDED DECEMBER 31, 1994
  Revenues
    Sales                                                          $      662    $      422    $      326(b) $    1,410
    Intercompany transfers                                                 62            --            --            62
                                                                   ----------    ----------    ----------    ----------
  TOTAL                                                                   724           422           326         1,472
  Production costs                                                        263           165            86           514
  Exploration expenses                                                     20            17            90           127
  Other operating expenses                                                 28            93           113           234
  Depreciation, depletion and amortization and valuation
     provisions                                                           220(c)         61           102           383
                                                                   ----------    ----------    ----------    ----------
  PRETAX INCOME(LOSS)                                                     193            86           (65)          214
  Income tax expense(benefit)(d)                                           --            62            39(b)        101
                                                                   ----------    ----------    ----------    ----------
  RESULTS OF OPERATIONS                                            $      193    $       24    $     (104)   $      113
                                                                   ==========    ==========    ==========    ==========
  Share of equity investees' results of operations                 $        4    $        7    $       17    $       28
===============================================================    ==========    ==========    ==========    ==========
FOR THE YEAR ENDED DECEMBER 31, 1993
  Revenues
    Sales                                                          $      700    $      454    $      225(b) $    1,379
    Intercompany transfers                                                 65            --            --            65
                                                                   ----------    ----------    ----------    ----------
  TOTAL                                                                   765           454           225         1,444
  Production costs                                                        267           155            77           499
  Exploration expenses                                                     18            16            68           102
  Other operating expenses                                                 25            91           105           221
  Depreciation, depletion and amortization and valuation
    provisions                                                            210(c)         52            53           315
                                                                   ----------    ----------    ----------    ----------
  PRETAX INCOME(LOSS)                                                     245           140           (78)          307
  Income tax expense(benefit)(d)                                           (6)           57            21(b)         72
                                                                   ----------    ----------    ----------    ----------
  RESULTS OF OPERATIONS                                            $      251    $       83    $      (99)   $      235
                                                                   ==========    ==========    ==========    ==========
  Share of equity investees' results of operations                 $        5    $       (1)   $       (1)   $        3
===============================================================    ==========    ==========    ==========    ==========

(a)  Includes amounts applicable to operating interests in which Occidental receives an agreed-upon fee per barrel of crude oil produced.
(b)  Revenues and income tax expense include taxes owed by Occidental but paid by governmental entities on its behalf.
(c)  Includes a credit of $16 million, $18 million and $20 million in 1995, 1994 and 1993, respectively, under the method of allocating amounts in lieu of taxes.
(d)  U.S. federal income taxes reflect expense allocations related to oil and gas activities, including allocated interest and corporate overhead. Foreign income taxes were included in geographic areas on the basis of operating results.


--------------------------------------------------------------------------------
NOTE 19   SUBSEQUENT EVENTS


     On January 23, 1996, Occidental called for redemption on March 15 all of the outstanding $955 million principal amount of its 11.75% Senior Debentures due March 15, 2011, at a redemption price of 104.838% of the principal amount, together with accrued interest. The redemption of these debentures is in part being funded from cash accumulated in excess of ongoing requirements. The payment of the call premium will be reflected as an extraordinary loss in Occidental's 1996 first quarter results.
     In addition, Occidental agreed to acquire a 64 percent equity interest in INDSPEC Chemical Corporation (INDSPEC) for $85 million of Occidental common stock. Under the terms of the agreement, INDSPEC's management and employees will retain voting control of the company. This transaction is expected to close in 1996.
     On February 13, 1996, Occidental announced a realignment of its chemical operations. The realignment will result in staff reductions of approximately 450 people. The costs associated with the realignment are not expected to have a material impact on the 1996 results of operations.



--------------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors, Occidental Petroleum Corporation:

     We have audited the accompanying consolidated balance sheets of OCCIDENTAL PETROLEUM CORPORATION (a Delaware corporation) and consolidated subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, nonredeemable preferred stock, common stock and other stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995 (included on pages 33 through 60). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Occidental Petroleum Corporation and consolidated subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP
Los Angeles, California
February 22, 1996


1995 QUARTERLY FINANCIAL DATA (Unaudited)                                                    Occidental Petroleum Corporation
In millions, except per-share amounts                                                                        and Subsidiaries

Three months ended                               March 31         June 30    September 30     December 31          Total Year
=========================================    ============    ============    ============    ============        ============
Divisional net sales
  Oil and gas                                $        705    $        756    $        779    $        778        $      3,018
  Natural gas transmission                            538             468             454             578               2,038
  Chemical                                          1,472           1,456           1,325           1,117               5,370
  Other                                                (1)             (1)             (1)             --                  (3)
                                             ------------    ------------    ------------    ------------        ------------
Net sales                                    $      2,714    $      2,679    $      2,557    $      2,473        $     10,423
                                             ============    ============    ============    ============        ============
Gross profit                                 $        687    $        724    $        594    $        555        $      2,560
                                             ============    ============    ============    ============        ============
Divisional earnings
  Oil and gas                                $         60    $        (30)   $         46    $        (31)       $         45
  Natural gas transmission                             75              62              54              22                 213
  Chemical                                            307             354             252             167               1,080
                                             ------------    ------------    ------------    ------------        ------------
                                                      442             386             352             158               1,338
Unallocated corporate items
  Interest expense, net                              (144)           (133)           (133)           (130)               (540)
  Income taxes                                       (125)            (73)            (83)            (14)               (295)
  Other                                                 5               7               3              (7)                  8
                                             ------------    ------------    ------------    ------------        ------------
Net income(loss)                             $        178    $        187(a) $        139    $          7(b)     $        511
                                             ============    ============    ============    ============        ============


Primary earnings(loss) per common share      $        .49    $        .51    $        .36    $       (.05)       $       1.31
                                             ============    ============    ============    ============        ============
Fully diluted earnings(loss) per share       $        .47    $        .49    $        .36    $       (.05)       $       1.30
                                             ============    ============    ============    ============        ============


Dividend per common share                    $        .25    $        .25    $        .25    $        .25        $       1.00
                                             ============    ============    ============    ============        ============

Market price per common share
  High                                       $         22    $     24 3/8    $     23 7/8    $     23 1/2
  Low                                        $         18    $     21 1/4    $     21 1/8    $     20 1/8
=========================================    ============    ============    ============    ============

(a)  Includes charges of $109 million for settlement of litigation in the oil and gas division, partially offset by a pretax gain of $40 million from the sale of Occidental's PVC facility at Addis, Louisiana.
(b)  Includes reorganization charges of $132 million, of which $95 million was recorded in the oil and gas division and
     $37 million recorded in the natural gas transmission division.

                                                                                                                         61


1994 QUARTERLY FINANCIAL DATA (Unaudited)                                                        Occidental Petroleum Corporation
In millions, except per-share amounts                                                                            and Subsidiaries

Three months ended                               March 31          June 30     September 30      December 31           Total Year
=========================================    ============     ============     ============     ============         ============
Divisional net sales
  Oil and gas                                $        484     $        561     $        741     $        665         $      2,451
  Natural gas transmission                            634              479              461              536                2,110
  Chemical                                            989            1,122            1,202            1,364                4,677
  Other                                                (1)              --               --               (1)                  (2)
                                             ------------     ------------     ------------     ------------         ------------
Net sales                                    $      2,106     $      2,162     $      2,404     $      2,564         $      9,236
                                             ============     ============     ============     ============         ============
Gross profit                                 $        293     $        351     $        465     $        577         $      1,686
                                             ============     ============     ============     ============         ============
Divisional earnings
  Oil and gas                                $          4     $         25     $         40     $        (42)        $         27
  Natural gas transmission                             76               54               53               93                  276
  Chemical                                             22               65              136              127                  350
                                             ------------     ------------     ------------     ------------         ------------
                                                      102              144              229              178                  653
Unallocated corporate items
  Interest expense, net                              (143)            (142)            (136)            (143)                (564)
  Income taxes                                          9              (14)             (64)             (41)                (110)
  Other                                                (8)              (7)              (6)               6                  (15)
                                             ------------     ------------     ------------     ------------         ------------
Net income(loss)                             $        (40)(a) $        (19)(b) $         23(c)  $         --(d)      $        (36)
                                             ============     ============     ============     ============         ============


Primary earnings(loss) per common share      $       (.19)    $       (.12)    $        .01     $       (.06)        $       (.36)
                                             ============     ============     ============     ============         ============
Fully diluted earnings(loss) per share       $       (.19)    $       (.12)    $        .01     $       (.06)        $       (.36)
                                             ============     ============     ============     ============         ============


Dividend per common share                    $        .25     $        .25     $        .25     $        .25         $       1.00
                                             ============     ============     ============     ============         ============

Market price per common share
  High                                       $     19 1/8     $     20         $     22 3/8     $     22
  Low                                        $     16 1/8     $     15 1/8     $     18 3/4     $     18 3/8
=========================================    ============     ============     ============     ============

(a)  Includes a $7 million charge for severance and related costs in the oil and gas division, a charge of $10 million resulting from an adjustment to the rates MidCon charges its customers and an $11 million unfavorable impact related to an explosion at the Taft plant and charges for start-up costs related to the Swift Creek chemical plant, partially offset by a net benefit of
     $12 million from the reduction of the contract impairment reserve and a net benefit of $7 million resulting from the reversal of reserves no longer required and the adoption of SFAS No. 112--"Employers' Accounting for Postemployment Benefits."
(b)  Includes a benefit of $9 million from a reduction of LIFO gas storage inventory and a charge of $10 million resulting from an adjustment to the rates MidCon charges its customers.
(c)  Includes a $16 million gain resulting from the sale of Occidental's remaining interests in its producing operations in
     Argentina and a charge of $18 million to provide for the closure of the Belle, West Virginia chemical plant.
(d)  Includes a $45 million charge for environmental and litigation matters, a charge of $11 million for the impairment of properties, a $5 million charge for a voluntary retirement program, all in the oil and gas division, a $55 million charge for litigation matters and a charge of $30 million for expenses related to the curtailment of certain plant operations, both in the chemical division, partially offset by a benefit of $20 million resulting from an adjustment to the rates MidCon charges its customers, a benefit of $4 million from a reduction of LIFO gas storage inventory and a $15 million benefit resulting from the reversal of reserves no longer needed for anticipated liabilities related to the sale of Occidental's
     U.K. North Sea interests.


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


RESERVES
Oil in millions of barrels, natural gas in billions of cubic feet

                                                                        Other               Eastern
                                                 United               Western            Hemisphere                 Total
                                                 States            Hemisphere             and Other             Worldwide
                                     ------------------    ------------------    ------------------    ------------------
                                         Oil        Gas        Oil(a)     Gas        Oil        Gas        Oil        Gas
=================================    =======    =======    =======    =======    =======    =======    =======    =======
PROVED DEVELOPED AND UNDEVELOPED
  RESERVES
BALANCE AT DECEMBER 31, 1992             190      2,127        374          4        135        121        699      2,252
  Revisions of previous estimates          6         56         61         --         31         --         98         56
  Improved recovery                       17          6         --         --          2         --         19          6
  Extensions and discoveries               6        160         (5)        --         32         51         33        211
  Purchases of proved reserves             4          6         14         --         20         --         38          6
  Sales of proved reserves                (7)      (156)        (8)        (1)        --         --        (15)      (157)
  Production                             (21)      (219)       (41)        --        (17)       (19)       (79)      (238)
---------------------------------    -------    -------    -------    -------    -------    -------    -------    -------
BALANCE AT DECEMBER 31, 1993             195      1,980        395          3        203        153        793      2,136
  Revisions of previous estimates          3         (5)        68         --         21         --         92         (5)
  Improved recovery                       10          2         --         --          5         --         15          2
  Extensions and discoveries              10         78         22         --         18         27         50        105
  Purchases of proved reserves            22        154         --         --         56        193         78        347
  Sales of proved reserves                --         (3)       (23)        (3)        --         --        (23)        (6)
  Production                             (22)      (227)       (44)        --        (21)       (19)       (87)      (246)
---------------------------------    -------    -------    -------    -------    -------    -------    -------    -------
BALANCE AT DECEMBER 31, 1994             218      1,979        418         --        282        354        918      2,333
  Revisions of previous estimates          6         25         14         --         51        (14)        71         11
  Improved recovery                        6          6         24         --         12         --         42          6
  Extensions and discoveries               5         35          8         --         12        373         25        408
  Purchases of proved reserves            --          4         --         --         --          9         --         13
  Sales of proved reserves               (16)(b)     (5)        --         --         (9)(b)    (37)       (25)       (42)
  Production                             (23)      (223)       (47)        --        (31)       (46)      (101)      (269)
---------------------------------    -------    -------    -------    -------    -------    -------    -------    -------
BALANCE AT DECEMBER 31, 1995             196      1,821        417         --        317        639        930      2,460
=================================    =======    =======    =======    =======    =======    =======    =======    =======
PROPORTIONAL INTEREST IN EQUITY
  INVESTEES' RESERVES

  December 31, 1992                        5         33          9         88         25         61         39        182
                                     =======    =======    =======    =======    =======    =======    =======    =======
  December 31, 1993                        4         35         11         90         29         58         44        183
                                     =======    =======    =======    =======    =======    =======    =======    =======
  December 31, 1994                        5         32         11         84         25         46         41        162
                                     =======    =======    =======    =======    =======    =======    =======    =======
  DECEMBER 31, 1995                        5         36         12         81         21         39         38        156
=================================    =======    =======    =======    =======    =======    =======    =======    =======

See footnotes on following page.

                                                                                                                          63


RESERVES continued
Oil in millions of barrels, natural gas in billions of cubic feet

                                                                        Other             Eastern
                                                 United               Western          Hemisphere                 Total
                                                 States            Hemisphere           and Other             Worldwide
                                     ------------------    ------------------  ------------------    ------------------
                                         Oil        Gas        Oil(a)     Gas      Oil        Gas        Oil        Gas
=================================    =======    =======    =======    =======  =======    =======    =======    =======
PROVED DEVELOPED RESERVES

  December 31, 1992                      154      1,880        274          4       48         52        476      1,936
                                     =======    =======    =======    =======  =======    =======    =======    =======
  December 31, 1993                      155      1,792        300          3      103         56        558      1,851
                                     =======    =======    =======    =======  =======    =======    =======    =======
  December 31, 1994                      169      1,851        258         --      173        264        600      2,115
                                     =======    =======    =======    =======  =======    =======    =======    =======
  DECEMBER 31, 1995                      149      1,747        283         --      195        235        627      1,982
=================================    =======    =======    =======    =======  =======    =======    =======    =======
PROPORTIONAL INTEREST IN EQUITY
  INVESTEES' RESERVES

  December 31, 1992                        4         25          5         82        1         25         10        132
                                     =======    =======    =======    =======  =======    =======    =======    =======
  December 31, 1993                        4         27          6         83       27         54         37        164
                                     =======    =======    =======    =======  =======    =======    =======    =======
  December 31, 1994                        4         27          7         77       24         38         35        142
                                     =======    =======    =======    =======  =======    =======    =======    =======
  DECEMBER 31, 1995                        5         30         10         75       16         31         31        136
=================================    =======    =======    =======    =======  =======    =======    =======    =======

(a)  Portions of these reserves are being produced pursuant to exclusive service contracts.
(b)  Includes approximately 14 million and 6 million barrels of oil (which approximate 17.7 million barrels of
     WTI-equivalent oil) in the United States and Eastern Hemisphere and Other, respectively, associated with the advance sale of crude oil (see Note 8).



STANDARDIZED MEASURE, INCLUDING YEAR-TO-YEAR CHANGES THEREIN, OF DISCOUNTED
FUTURE NET CASH FLOWS    For purposes of the following disclosures, estimates
were made of quantities of proved reserves and the periods during which they are expected to be produced. Future cash flows were computed by applying year-end prices to Occidental's share of estimated annual future production from proved oil and gas reserves, net of royalties. Future development and production costs were computed by applying year-end costs to be incurred in producing and further developing the proved reserves. Future income tax expenses were computed by applying, generally, year-end statutory tax rates (adjusted for permanent differences, tax credits and allowances) to the estimated net future pretax cash flows. The discount was computed by application of a 10 percent discount factor. The calculations assumed the continuation of existing economic, operating and contractual conditions at each of December 31, 1995, 1994 and 1993. However, such arbitrary assumptions have not necessarily proven to be the case in the past. Other assumptions of equal validity would give rise to substantially different results.


STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
In millions

                                                                          Other       Eastern
                                                           United       Western    Hemisphere         Total
                                                           States    Hemisphere(a)  and Other     Worldwide
===================================================    ==========    ==========    ==========    ==========
AT DECEMBER 31, 1995
  Future cash flows                                    $    6,110    $    4,206    $    5,639    $   15,955
  Future costs
    Production costs and other operating expenses          (2,479)       (1,824)       (2,303)       (6,606)
    Development costs(b)                                     (496)         (269)         (689)       (1,454)
                                                       ----------    ----------    ----------    ----------
  FUTURE NET CASH FLOWS BEFORE INCOME TAXES                 3,135         2,113         2,647         7,895
  Future income tax expense                                  (916)         (655)         (234)       (1,805)
                                                       ----------    ----------    ----------    ----------
  FUTURE NET CASH FLOWS                                     2,219         1,458         2,413         6,090
  Ten percent discount factor                                (979)         (564)         (957)       (2,500)
                                                       ----------    ----------    ----------    ----------
  STANDARDIZED MEASURE                                      1,240           894         1,456         3,590
  Share of equity investees' standardized measure              76            53           239           368
                                                       ----------    ----------    ----------    ----------
                                                       $    1,316    $      947    $    1,695    $    3,958
===================================================    ==========    ==========    ==========    ==========
AT DECEMBER 31, 1994
  Future cash flows                                    $    6,333    $    3,769    $    4,253    $   14,355
  Future costs
    Production costs and other operating expenses          (2,557)       (1,830)       (1,748)       (6,135)
    Development costs(b)                                     (560)         (321)         (169)       (1,050)
                                                       ----------    ----------    ----------    ----------
  FUTURE NET CASH FLOWS BEFORE INCOME TAXES                 3,216         1,618         2,336         7,170
  Future income tax expense                                  (928)         (517)         (138)       (1,583)
                                                       ----------    ----------    ----------    ----------
  FUTURE NET CASH FLOWS                                     2,288         1,101         2,198         5,587
  Ten percent discount factor                              (1,004)         (448)         (833)       (2,285)
                                                       ----------    ----------    ----------    ----------
  STANDARDIZED MEASURE                                      1,284           653         1,365         3,302
  Share of equity investees' standardized measure              49            47           258           354
                                                       ----------    ----------    ----------    ----------
                                                       $    1,333    $      700    $    1,623    $    3,656
===================================================    ==========    ==========    ==========    ==========
AT DECEMBER 31, 1993
  Future cash flows                                    $    6,114    $    3,320    $    2,341    $   11,775
  Future costs
    Production costs and other operating expenses          (2,423)       (1,919)       (1,374)       (5,716)
    Development costs(b)                                     (446)         (241)         (162)         (849)
                                                       ----------    ----------    ----------    ----------
  FUTURE NET CASH FLOWS BEFORE INCOME TAXES                 3,245         1,160           805         5,210
  Future income tax expense                                (1,001)         (338)          (52)       (1,391)
                                                       ----------    ----------    ----------    ----------
  FUTURE NET CASH FLOWS                                     2,244           822           753         3,819
  Ten percent discount factor                              (1,049)         (298)         (256)       (1,603)
                                                       ----------    ----------    ----------    ----------
  STANDARDIZED MEASURE                                      1,195           524           497         2,216
  Share of equity investees' standardized measure              57            60           238           355
                                                       ----------    ----------    ----------    ----------
                                                       $    1,252    $      584    $      735    $    2,571
===================================================    ==========    ==========    ==========    ==========

(a)  Includes amounts applicable to operating interests in which Occidental receives agreed-upon fees per barrel of crude oil produced.
(b)  Includes dismantlement and abandonment costs.

                                                                                                          65



CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE
NET CASH FLOWS FROM PROVED RESERVE QUANTITIES
In millions

For the years ended December 31,                                                              1995         1994         1993
=====================================================================================    =========    =========    =========
BEGINNING OF YEAR                                                                        $   3,302    $   2,216    $   2,246
                                                                                         ---------    ---------    ---------
  Sales and transfers of oil and gas produced, net of production costs and other
    operating expenses                                                                      (1,169)        (764)        (735)
  Net change in prices received per barrel, net of production costs and other
    operating expenses                                                                         672          477       (1,406)
  Extensions, discoveries and improved recovery, net of future production and
    development costs                                                                          170          215          535
  Change in estimated future development costs                                                (110)        (163)          32
  Revisions of quantity estimates                                                              394          246          549
  Development costs incurred during the period                                                 401          328          446
  Accretion of discount                                                                        369          260          317
  Net change in income taxes                                                                  (195)        (108)         256
  Purchases and sales of reserves in place, net                                               (247)         599          (57)
  Changes in production rates and other                                                          3           (4)          33
                                                                                         ---------    ---------    ---------
NET CHANGE                                                                                     288        1,086          (30)
                                                                                         ---------    ---------    ---------
END OF YEAR                                                                              $   3,590    $   3,302    $   2,216
=====================================================================================    =========    =========    =========



     The information set forth below does not include information with respect to operations of equity investees.
     The following table sets forth, for each of the three years in the period ended December 31, 1995, Occidental's approximate average sales prices and average production costs of oil and gas. Production costs are the costs incurred in lifting the oil and gas to the surface and include gathering, treating, primary processing, field storage, property taxes and insurance on proved properties, but do not include depreciation, depletion and amortization, royalties, income taxes, interest, general and administrative and other expenses.


AVERAGE SALES PRICES AND AVERAGE PRODUCTION COSTS OF OIL AND GAS

                                                                                                      Other         Eastern
                                                                                       United       Western      Hemisphere
For the years ended December 31,                                                       States    Hemisphere(a,b)  and Other(a)
===============================================================================    ==========    ==========      ==========
1995
  Oil
    Average sales price ($/bbl.)                                                   $    15.61    $    10.62      $    14.47
  Gas
    Average sales price ($/Mcf)                                                    $     1.51    $       --      $     2.07

  Average oil and gas production cost ($/bbl.)(c)                                  $     3.98    $     3.34      $     3.64
-------------------------------------------------------------------------------    ----------    ----------      ----------
1994
  Oil
    Average sales price ($/bbl.)                                                   $    14.21    $    10.19      $    12.08
  Gas
    Average sales price ($/Mcf)                                                    $     1.85    $     1.72      $     1.15

  Average oil and gas production cost ($/bbl.)(c)                                  $     4.20    $     3.75      $     3.56
-------------------------------------------------------------------------------    ----------    ----------      ----------
1993
  Oil
    Average sales price ($/bbl.)                                                   $    15.54    $    11.51      $    11.41
  Gas
    Average sales price ($/Mcf)                                                    $     1.98    $     1.80      $     1.24

  Average oil and gas production cost ($/bbl.)(c)                                  $     4.44    $     3.78      $     3.82
-------------------------------------------------------------------------------    ----------    ----------      ----------

(a)  Sales prices are calculated before royalties with respect to certain of Occidental's interests.
(b)  Sales prices include fees received under service contracts.
(c)  Gas volumes have been converted to equivalent barrels based on energy content.


  The following table sets forth, for each of the three years in the period ended December 31, 1995, Occidental's net productive and dry exploratory and development wells drilled.


NET PRODUCTIVE AND DRY EXPLORATORY AND DEVELOPMENT WELLS DRILLED

                                                       Other       Eastern
                                        United       Western    Hemisphere         Total
For the years ended December 31,        States    Hemisphere     and Other     Worldwide
================================    ==========    ==========    ==========    ==========
1995
  Oil--       Exploratory                  1.4           0.7           2.0           4.1
              Development                 79.3          20.6          26.8         126.7
  Gas--       Exploratory                  9.0            --           1.7          10.7
              Development                 90.1            --           4.7          94.8
  Dry--       Exploratory                  5.5           2.7           7.9          16.1
              Development                 14.5           0.4            --          14.9
--------------------------------    ----------    ----------    ----------    ----------
1994
  Oil--       Exploratory                  1.5            --           3.0           4.5
              Development                139.6          10.8          58.6         209.0
  Gas--       Exploratory                  0.6            --           1.0           1.6
              Development                104.7            --           1.0         105.7
  Dry--       Exploratory                  3.2            --          12.5          15.7
              Development                 19.5           0.9           0.6          21.0
--------------------------------    ----------    ----------    ----------    ----------
1993
  Oil--       Exploratory                  1.0            --           6.0           7.0
              Development                113.2          17.6          25.2         156.0
  Gas--       Exploratory                  1.9            --           1.1           3.0
              Development                147.0            --            --         147.0
  Dry--       Exploratory                  3.9           0.4           7.9          12.2
              Development                 15.6            --           3.5          19.1
--------------------------------    ----------    ----------    ----------    ----------



    The following table sets forth, as of December 31, 1995, Occidental's productive oil and gas wells (both producing wells and wells capable of production). The numbers in parentheses indicate the number of wells with multiple completions.


PRODUCTIVE OIL AND GAS WELLS

                                                       Other       Eastern
                                        United       Western    Hemisphere         Total
Wells at December 31, 1995              States    Hemisphere     and Other     Worldwide
================================    ==========    ==========    ==========    ==========
Oil--   Gross(a)                     9,680(137)        1,317        440(21)   11,437(158)
        Net(b)                       5,214 (94)          839        237(21)    6,290(115)
Gas--   Gross(a)                     3,977 (96)           --        104        4,081 (96)
        Net(b)                       2,571 (61)           --         33        2,604 (61)
--------------------------------    ----------    ----------    ----------    ----------

(a)  The total number of wells in which interests are owned or which are operated under service contracts.
(b)  The sum of fractional interests.



     The following table sets forth, as of December 31, 1995, Occidental's participation in exploratory and development wells being drilled.


PARTICIPATION IN EXPLORATORY AND DEVELOPMENT WELLS BEING DRILLED

                                                           Other       Eastern
                                            United       Western    Hemisphere         Total
Wells at December 31, 1995                  States    Hemisphere     and Other     Worldwide
====================================    ==========    ==========    ==========    ==========
Exploratory and development wells
     Gross                                      56             9            21            86
     Net                                        23             9             8            40
------------------------------------    ----------    ----------    ----------    ----------


     At December 31, 1995, Occidental was participating in 141 pressure maintenance and waterflood projects in the United States, 11 in Latin America, 9 in the Middle East and 2 in Russia.

                                                                                          67

  The following table sets forth, as of December 31, 1995, Occidental's holdings of developed and undeveloped oil and gas acreage.


OIL AND GAS ACREAGE

                                                      Other       Eastern
                                       United       Western    Hemisphere         Total
Thousands of acres                     States    Hemisphere     and Other     Worldwide
===============================    ==========    ==========    ==========    ==========
Developed(a)--      Gross(b)            2,170           132         1,107         3,409
                    Net(c)              1,339           121           365         1,825
-------------------------------    ----------    ----------    ----------    ----------
Undeveloped(d)--    Gross(b)            2,026         9,372        50,990        62,388
                    Net(c)              1,038         8,566        36,911        46,515
-------------------------------    ----------    ----------    ----------    ----------

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



     The following tables set forth, for each of the three years in the period ended December 31, 1995, Occidental's domestic oil and gas production.


OIL AND NATURAL GAS PRODUCTION--DOMESTIC

                                                        Oil Production                 Natural Gas Production
                                          Thousands of barrels per day         Millions of cubic feet per day
                                   -----------------------------------    -----------------------------------
                                        1995         1994         1993         1995         1994         1993
===============================    =========    =========    =========    =========    =========    =========
California                                 5            5            6           --           --           --
Gulf of Mexico                            11           11           10          157          180          150
Kansas                                     6            7            7          193          194          182
Louisiana                                  7            3            2           39           23           19
Mississippi                                1           --            2            4            5           12
New Mexico                                 3            3            3           22           20           17
Oklahoma                                   5            5            5           57           60           62
Texas                                     21           22           21          128          131          141
Virginia                                  --           --           --           --           --            9
Wyoming                                   --           --           --            8            5            5
Other States                               5            3            2            4            2            3
                                   ---------    ---------    ---------    ---------    ---------    ---------
TOTAL                                     64           59           58          612          620          600
===============================    =========    =========    =========    =========    =========    =========



     The following tables set forth, for each of the three years in the period ended December 31, 1995, Occidental's international oil and gas production.


OIL AND NATURAL GAS PRODUCTION--INTERNATIONAL

                                                        Oil Production                 Natural Gas Production
                                          Thousands of barrels per day         Millions of cubic feet per day
                                   -----------------------------------    -----------------------------------
                                        1995         1994         1993         1995         1994         1993
===============================    =========    =========    =========    =========    =========    =========
Argentina                                 --            4            9           --            1            1
Colombia                                  30           28           30           --           --           --
Congo                                      9            2           --           --           --           --
Ecuador                                   20           18           10           --           --           --
Netherlands                               --           --           --           78           --           --
Oman                                      12           12           11           --           --           --
Pakistan                                   6            7            8           49           52           51
Peru                                      58           61           63           --           --           --
Qatar                                     20            3           --           --           --           --
Russia                                    23           21           23           --           --           --
Venezuela                                 21            8           --           --           --           --
Yemen                                     15           14            4           --           --           --
                                   ---------    ---------    ---------    ---------    ---------    ---------
TOTAL                                    214          178          158          127           53           52
===============================    =========    =========    =========    =========    =========    =========



68