Form 10-K405, Exhibit 13
period 1997-12-31
OCCIDENTAL PETROLEUM CORP /DE/
filed 1998-03-26
CIK 797468

                                                                      EXHIBIT 13

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA    Occidental Petroleum Corporation
Dollar amounts in millions,                                     and Subsidiaries
except per-share amounts


For the years ended December 31,                      1997         1996         1995         1994          1993
==============================================   =========    =========    =========    =========     =========
RESULTS OF OPERATIONS(a)
   Net sales and operating revenues              $   8,016    $   7,987    $   8,389    $   7,128     $   5,747
   Income (loss) from continuing operations      $     217    $     514    $     358    $    (223)    $    (194)
   Net income (loss)                             $    (390)   $     668    $     511    $     (36)    $     283
   Preferred dividend requirements               $      88    $      93    $      93    $      76     $      39
   Earnings (loss) applicable to common stock    $    (478)   $     575    $     418    $    (112)    $     244
   Basic earnings (loss) per common share from
      continuing operations                      $     .39    $    1.30    $     .83    $    (.96)    $    (.76)
   Basic earnings (loss) per common share        $   (1.43)   $    1.77    $    1.31    $    (.36)    $     .80
   Diluted earnings (loss) per common share      $   (1.43)   $    1.73    $    1.31    $    (.36)    $     .80

   Earnings before special items(b)              $     691    $     643    $     603    $      52     $      33

FINANCIAL POSITION(a)
   Total assets                                  $  15,282    $  14,981    $  15,342    $  15,376     $  14,395
   Long-term debt, net                           $   4,925    $   4,511    $   4,819    $   5,816     $   5,721
   Capital lease liabilities, net                $     235    $     237    $     259    $     291     $     319
   Stockholders' equity                          $   4,286    $   5,140    $   4,630    $   4,457     $   3,958

   Dividends per common share                    $    1.00    $    1.00    $    1.00    $    1.00     $    1.00

AVERAGE SHARES OUTSTANDING (thousands)             334,341      323,782      318,073      310,806       304,852
----------------------------------------------   ---------    ---------    ---------    ---------     ---------


(a) See Management's Discussion and Analysis and the Notes to Consolidated Financial Statements for information regarding accounting changes, asset acquisitions and dispositions, discontinued operations, and charges for asset write-downs, litigation matters, environmental remediation and other costs and other special items affecting comparability.

(b) Earnings before special items reflect adjustments to net income(loss) to exclude the after-tax effect of certain infrequent transactions that may affect comparability between years. See the Special Items table for the specific nature of these items in 1997, 1996 and 1995. For the years ended December 31, 1997, 1996, 1995, 1994 and 1993, these special items aggregated charges (benefits) of $1.081 billion, which includes the $750 million charge on the MidCon sale reported in discontinued operations, ($25) million, $92 million, $88 million and ($250) million, respectively. Management believes the presentation of earnings before special items provides a meaningful comparison of earnings between years to the readers of the consolidated financial statements. Earnings before special items is not considered to be an alternative to operating income in accordance with generally accepted accounting principles.

MANAGEMENT'S DISCUSSION AND ANALYSIS

1997 BUSINESS ENVIRONMENT

OIL AND NATURAL GAS INDUSTRY During the year, worldwide crude oil supply continued to rise and by year-end exceeded the growth in demand. Energy prices remained strong through the first three quarters as global energy demand continued to increase sharply. Prices for the benchmark grade West Texas Intermediate (WTI) remained strong through most of the year. However, prices began to weaken in December and by the end of the year had reached the lowest point in two and one-half years.
   Among the factors depressing the markets were intensifying economic difficulties in key Southeast Asian countries, Japan and Korea. In addition, the slow start to the winter heating season and generally mild weather throughout the Northern Hemisphere suppressed demand for domestic heating oil and led to rising inventories and weak fuel oil prices. Also, OPEC decided in late 1997 to officially raise its production ceiling significantly for the first time in four years, from 25.0 to 27.5 million barrels per day. Lastly, sizable, delayed production started up in the North Sea.
   Later in the year, the downward pressure on crude oil prices was reinforced by a sharp sell-off of WTI contracts on the New York Mercantile Exchange (NYMEX) futures market.
   The U.S. natural gas market remained strong throughout 1997 despite the late onset and mild weather of the 1997 - 1998 winter, but prices weakened at year-end.


CHEMICAL INDUSTRY Overall chemical industry product demand and prices remained strong domestically benefiting from strong end-use markets such as construction, automotive and pulp and paper. International sales and demand were weakened by economic troubles in the Far East and the strong U.S. dollar in the latter part of 1997.
   Chlorine demand remained strong and pricing for chlorine continued to improve throughout most of 1997. Caustic soda prices continued to soften during the first half of 1997 due to high customer inventory levels in certain important sectors. Caustic soda pricing improved the second half of 1997 as demand strengthened in key sectors. However, overall, caustic soda prices were lower in 1997 compared with 1996. Polyvinyl chloride (PVC) demand continued to grow from 1996 levels with continued price improvements realized during the first half of the year. These price improvements eroded in the second half as industry capacity increased and feedstock costs remained high, resulting in lower margins.

DISCONTINUED OPERATIONS Occidental completed the sale of all of the issued and outstanding shares of common stock of MidCon Corp. (MidCon), its natural gas transmission and marketing business, to K N Energy, Inc. (K N Energy), on January 31, 1998.
   Occidental sold the shares to K N Energy in return for a cash payment of $2.1 billion. After payment of the redemption price for the Cumulative MidCon-Indexed Convertible Preferred Stock (CMIC Preferred Stock), taxes and certain other expenses of the sale, the estimated net cash proceeds from the transaction were approximately $1.7 billion. Additionally, in connection with the sale K N Energy issued a fixed-rate interest bearing note secured by letters of credit, payable January 4, 1999, to Occidental in the initial principal amount of $1.4 billion, in exchange for a note previously issued to Occidental by the MidCon Corp. ESOP Trust (the Trust). K N Energy also assumed responsibility for certain Texas intrastate pipeline lease obligations of MidCon to an Occidental subsidiary with a 29-year term and average lease rentals of approximately $30 million per year.
   Concurrently with the closing of the sale, Occidental effected the redemption of all 1,400,000 issued and outstanding shares of Occidental's CMIC Preferred Stock, par value $1.00 per share, which were issued to and held by the Trust.
   As a result of these transactions, in the fourth quarter of 1997 Occidental classified MidCon and its subsidiaries as a discontinued operation and recorded an estimated after-tax charge against earnings of approximately $750 million.

1997 INCOME SUMMARY Occidental reported a net loss of $390 million (a loss of $1.43 per share) in 1997, on net sales and operating revenues of $8.0 billion. The net loss included the $750 million charge discussed above and net charges of $277 million for the write-down of various assets and additional environmental and other reserves and a $75 million pretax charge to amend certain employment agreements with two senior executives. Earnings before special items were $691 million in 1997 and $643 million in 1996.
   The charges of $277 million include charges related to Occidental's intent, announced in the fourth quarter of 1997, to sell nonstrategic oil and gas and chemical assets, its decision to idle certain facilities and the impairment of certain properties.

DIVISIONAL OPERATIONS The following discussion of Occidental's two operating divisions and corporate items should be read in conjunction with Note 17 to the Consolidated Financial Statements.
   Divisional earnings exclude interest income, interest expense, unallocated corporate expenses, extraordinary items and income from equity investments, but include gains and losses from dispositions of divisional assets.
   Foreign income and other taxes and certain state taxes are included in divisional earnings on the basis of operating results. U.S. federal income taxes are not allocated to divisions except for amounts in lieu thereof that represent the tax effect of operating charges or credits resulting from purchase accounting adjustments which arise due to the implementation in 1992 of Statement of Financial Accounting Standards (SFAS) No. 109 -- "Accounting for Income Taxes." Divisional earnings in 1997 benefited by $39 million from credits allocated of $13 million and $26 million in oil and gas and chemical, respectively. Divisional earnings in 1996 benefited by $41 million from credits allocated of $15 million and $26 million in oil and gas and chemical, respectively. Divisional earnings in 1995 benefited by $43 million from net credits allocated of $16 million and $27 million in oil and gas and chemical, respectively.
   The following table sets forth the sales and earnings of each operating division and corporate items:

DIVISIONAL OPERATIONS
In millions
For the years ended December 31,         1997         1996         1995
================================    =========    =========    =========
SALES
Oil and Gas                         $   3,667    $   3,680    $   3,019
Chemical                                4,349        4,307        5,370
                                    ---------    ---------    ---------
                                    $   8,016    $   7,987    $   8,389
================================    =========    =========    =========

EARNINGS (LOSS)
Oil and Gas                         $     401    $     480    $      45
Chemical                                  471          668        1,080
                                    ---------    ---------    ---------
                                          872        1,148        1,125
Unallocated corporate items
  Interest expense, net                  (407)        (454)        (548)
  Income taxes                            (60)        (109)        (162)
  Other                                  (188)         (71)         (57)
                                    ---------    ---------    ---------
Income (loss) from
  continuing operations                   217          514          358
Discontinued operations, net             (607)         184          153
Extraordinary gain (loss), net             --          (30)          --
                                    ---------    ---------    ---------
Net income (loss)                   $    (390)   $     668    $     511
================================    =========    =========    =========


OIL AND GAS
In millions, except as indicated         1997         1996         1995
================================    =========    =========    =========
DIVISIONAL SALES                    $   3,667    $   3,680    $   3,019
DIVISIONAL EARNINGS                 $     401    $     480    $      45
EARNINGS BEFORE SPECIAL
  ITEMS(a)                          $     657    $     585    $     249
AVERAGE SALES PRICES
  CRUDE OIL PRICES (per barrel)
    U.S                             $   18.72    $   18.98    $   15.78
    Other Western Hemisphere        $   11.88    $   12.66    $   10.28
    Eastern Hemisphere              $   17.21    $   17.66    $   15.85
  GAS PRICES
    (per thousand cubic feet)
    U.S                             $    2.39    $    2.11    $    1.51
    Eastern Hemisphere              $    2.40    $    2.23    $    2.07
EXPENSED EXPLORATION(b)             $     119    $     120    $     106
CAPITAL EXPENDITURES
  Development                       $     815    $     540    $     373
  Exploration                       $     178    $     164    $     130
  Acquisitions and other            $     157    $      58    $      72
--------------------------------    ---------    ---------    ---------


(a) Earnings before special items represents divisional earnings adjusted for the effect of certain infrequent transactions that may affect comparability between years. Earnings before special items is not considered to be an alternative to operating income in accordance with generally accepted accounting principles.

(b)     Includes amounts previously shown in exploration capital expenditures.

   Occidental explores for and produces oil and natural gas, domestically and internationally. Occidental seeks long-term improvement in profitability and cash flow through a combination of improved oper-ations in existing fields, enhanced oil recovery (EOR) projects, high-potential exploration and complementary property acquisitions.
   Earnings before special items in 1997 were $657 million, compared with earnings before special items of $585 million in 1996. The increase primarily reflected higher natural gas prices, partially offset by lower worldwide crude oil prices.
   The operating results of 1996, compared with 1995, reflected higher worldwide crude oil prices, increased international oil production and higher domestic natural gas prices, partially offset by higher exploration costs. The change in sales for 1996, compared with 1995, largely reflected higher worldwide crude oil production and prices and increased oil trading revenue. Approximately one-third of oil and gas sales for 1997, 1996 and 1995 were attributable to oil trading activity. The results are not significant. Occidental participates in oil trading to remain aware of the complexities affecting price volatility and supply/demand fundamentals in order to optimize its long-term global oil marketing.
   The 1997 results included pretax charges of $256 million for the write-down of various assets and additional environmental and other reserves. For additional information see Note 3 to the Consolidated Financial Statements.
   The 1996 results included a $105 million charge for the write-down of Occidental's investment in an oil and gas project in the Republic of Komi in the former Soviet Union. The 1995 results included charges of $95 million related to reorganization costs and $109 million for settlement of litigation. The reorganization of the worldwide oil and gas operations in late 1995 allowed Occidental to redeploy its resources, to reduce costs and to sharpen its focus on improving performance.


CHEMICAL
In millions, except as indicated          1997         1996         1995
=================================    =========    =========    =========
DIVISIONAL SALES                     $   4,349    $   4,307    $   5,370
DIVISIONAL EARNINGS                  $     471    $     668    $   1,080
EARNINGS BEFORE SPECIAL ITEMS(a)     $     618    $     578    $   1,040
KEY PRODUCT INDEXES
  (1987 through 1990
  average price = 1.0)
  Chlorine                                1.79         1.36         1.36
  Caustic soda                             .77         1.16         1.28
  PVC commodity resins                     .83          .80         1.02
KEY PRODUCT VOLUMES
  Chlorine (thousands of tons)           3,201        3,254        3,170
  Caustic soda (thousands of tons)       3,436        3,401        3,275
  PVC commodity resins
  (millions of pounds)                   1,441        1,279        1,212
CAPITAL EXPENDITURES
  Basic chemicals                    $     156    $     102    $     121
  Polymers and plastics                     86           75           33
                                     ---------    ---------    ---------
    Chlorovinyls                     $     242    $     177    $     154

  Petrochemicals                     $      40    $      41    $      43
  Specialty businesses               $     106    $      39    $      30
  Other                              $       8    $       5    $      16
---------------------------------    ---------    ---------    ---------


(a) Earnings before special items represents divisional earnings adjusted for the effect of certain infrequent transactions that may affect comparability between years. Earnings before special items is not considered to be an alternative to operating income in accordance with generally accepted accounting principles.

   OxyChem's businesses are highly integrated, both vertically and horizontally. Chemicals from the chlorovinyls business are used in the specialty business and chlorine from chlorovinyls is combined with ethylene from petrochemicals to make the raw material used for PVC. To better manage the company's interrelationships and to further integrate and focus its chlor-alkali and plastic businesses, OxyChem combined its basic chemicals and polymers and plastics groups into the chlorovinyls unit, resulting in improved efficiencies and a stronger competitive position.
   Earnings before special items were $618 million in 1997, compared with $578 million in 1996. The increase reflected higher margins for a number of OxyChem's key products, primarily chlorine, ethylene dichloride (EDC) and petrochemicals resulting from higher sales prices and lower feedstock costs. The 1997 results also benefited from OxyChem's ongoing commitment to controlling costs and maintaining the reliable operations of its manufacturing facilities. Additionally, the 1997 results also benefited from the impact of full-year operations from specialty businesses acquired in 1996, offsetting lower than expected results in other specialty product areas.
   The 1997 earnings included pretax charges of $147 million related to additional environmental matters and the write-down of various assets. Included in the 1996 results was a $170 million pretax gain related to favorable litigation settlements, and a charge of $75 million for additional environmental reserves relating to various existing sites, and the related state tax effects. The 1995 results reflected a $40 million pretax gain related to the sale of a PVC facility at Addis, Louisiana.

CORPORATE The increased costs in unallocated corporate other items in 1997, compared with 1996, reflected lower equity earnings in 1997, which included currency devaluations related to Thailand chemical joint ventures and a charge to extinguish existing liabilities and open-ended financial commitments under employment agreements with two senior executives.
   The 1996 income tax amount included a benefit of approximately $100 million primarily from a reduction in the deferred tax asset valuation allowance due to the realization of benefits from operating loss and credit carryforwards in the United States and Peru.
   The increased costs in unallocated corporate other items in 1996, compared with 1995, primarily reflected lower equity income from unconsolidated chemical investments and costs associated with the initial establishment of an Employee Stock Ownership Plan at MidCon.

SPECIAL ITEMS Special items are infrequent transactions that may affect comparability between years. The special items included in the 1997, 1996 and 1995 results are detailed below. For further information, see Note 3 and Note 17 to the Consolidated Financial Statements and the discussion above.

SPECIAL ITEMS
Benefit (Charge)  In millions          1997         1996         1995
===============================   =========    =========    =========
OIL AND GAS
  Write-down of various assets    $    (140)   $    (105)   $      --
  Environmental reserves                (46)          --           --
  Litigation, reorganization
    and other                           (70)          --         (204)
------------------------------    ---------    ---------    ---------
CHEMICAL
  Write-down of various assets          (82)          --           --
  Environmental reserves                (65)         (75)          --
  Favorable litigation
    settlements                          --          170           --
  Gain on sale of PVC facility           --           --           40
------------------------------    ---------    ---------    ---------
CORPORATE
  Charge on MidCon sale(a)             (750)          --           --
  Employment agreements                 (75)          --           --
  Tax reserve reversal                   --          100           --
  Extraordinary loss on debt
    redemption(a)                        --          (30)          --
------------------------------    ---------    ---------    ---------


(a)  These amounts are shown after-tax.


CONSOLIDATED OPERATIONS--REVENUES


SELECTED REVENUE ITEMS
In millions                            1997         1996         1995
==============================    =========    =========    =========
Net sales and
  operating revenues              $   8,016    $   7,987    $   8,389
Interest, dividends
  and other income                $      88    $     244    $     105
Income from equity
  investments                     $       1    $      70    $      94
------------------------------    ---------    ---------    ---------


   Net sales and operating revenues remained about the same in 1997, compared with 1996, for both operating divisions. The decrease in sales in 1996, compared with 1995, primarily reflected the absence of revenues from divested assets partially offset by higher worldwide crude oil prices and production and increased oil trading activity.
   In 1996, interest, dividends and other income included the gain of $170 million related to favorable litigation settlements.
   The decrease in income from equity investments in 1997, compared with 1996, reflected lower income primarily from chemical investments and the effect of currency devaluations in chemical joint ventures in Thailand. The decrease in income from equity investments in 1996, compared with 1995, primarily reflected lower earnings from certain chemical investments.

CONSOLIDATED OPERATIONS--EXPENSES

SELECTED EXPENSE ITEMS
In millions                                      1997         1996         1995
========================================    =========    =========    =========
Cost of sales                               $   5,060    $   5,060    $   5,492
Selling, general and administrative
  and other operating expenses              $   1,002    $     933    $     996
Environmental remediation                   $     136    $     100    $      21
Interest and debt expense, net              $     434    $     482    $     579
----------------------------------------    ---------    ---------    ---------


   Cost of sales was the same in 1997 compared with 1996. The decrease in cost of sales from 1995 to 1996 reflected the absence of costs related to divested assets partially offset by higher prices on oil traded and higher chemical feedstock costs.
   Selling, general and administrative and other operating expenses in 1997 reflected a portion of the asset write-downs and the charge to amend certain employment agreements. Selling, general and administrative and other operating expenses in 1995 reflected the charges for reorganization costs and litigation settlements.
   Environmental remediation included charges of $111 million in 1997 and $75 million in 1996, for additional environmental reserves related to various existing sites.
   The decrease in interest and debt expense from 1996 to 1997 and from 1995 to 1996 primarily reflected lower outstanding average debt levels and lower average interest rates.

LIQUIDITY AND CAPITAL RESOURCES


OPERATING ACTIVITIES
In millions                       1997         1996         1995
                             =========    =========    =========
NET CASH PROVIDED            $   1,397    $   1,987    $   1,501


   Included in operating activities was net cash provided by operating activities of discontinued operations of $266 million, $398 million and $139 million in 1997, 1996 and 1995, respectively.
   The lower operating cash flow in 1997, compared with 1996, reflects lower income from continuing operations, higher working capital usage and lower cash flow from discontinued operations.
   Operating assets and liabilities reflect generally higher working capital usage and the absence of items that were of benefit in 1996 including the sale of $100 million of accounts receivable and proceeds from litigation settlements.
   The 1996 improvement in net cash provided by operating activities, compared with 1995, reflected higher operating earnings in the oil and gas division, proceeds from litigation settlements and proceeds from the sale of an additional $100 million of receivables.
   Net cash provided by operating activities in 1995 reflected the proceeds of $100 million from an advance sale of crude oil, further discussed below.
   Other noncash charges in 1997 mainly reflected the special charges taken in the fourth quarter. See Special Items table above.
   Other noncash charges of $298 million in 1996 primarily reflected the $105 million charge for the write-down of Occidental's investment in Komi and additional environmental reserves. Other noncash charges of $209 million in 1995 primarily reflected the charges of $95 million for reorganization costs at the oil and gas division. Each of the three years also included charges for employee benefit plans and other items.

INVESTING ACTIVITIES
In millions                       1997         1996         1995
                             =========    =========    =========
NET CASH USED                $  (1,505)   $    (979)   $    (136)


   Included in investing activities was net cash used by investing activities of discontinued operations of $79 million, $223 million and $143 million in 1997, 1996 and 1995, respectively. The increase in net cash used in investing activities in 1997, compared with 1996, primarily reflects the increase in capital expenditures and lower proceeds from disposals of property, plant and equipment.
   Net cash used in investing activities included Occidental's capital expenditure program as discussed below.


CAPITAL EXPENDITURES
In millions                       1997         1996         1995
=========================    =========    =========    =========
Oil and Gas                  $   1,150    $     762    $     575
Chemical                           396          262          243
Corporate and other                  3           14           11
                             ---------    ---------    ---------
                             $   1,549    $   1,038    $     829
=========================    =========    =========    =========


    The spending in the oil and gas business continues to be the major part of Occidental's capital expenditure program, underscoring Occidental's commitment to this core business. Significant capital was also spent on the chemical business to maintain and upgrade Occidental's businesses and to provide for expansion. In oil and gas most of the international increase was in Qatar. The increase in chemicals reflected higher spending in the specialty business and in chlorovinyls.
   Capital expenditures for 1998 are estimated to be approximately $1.2 billion, with about two-thirds allocated to oil and gas. The capital expenditure amount does not include the acquisition, in 1998, of the U.S. government's 78 percent interest in the Elk Hills Naval Petroleum Reserve (Elk Hills field) for $3.5 billion.
   The 1997 proceeds from the sale of businesses included the proceeds from the sale of a chlor-alkali chemical plant located in Tacoma, Washington for approximately $102 million, which included $97 million in cash and the balance in the buyer's convertible preferred stock. Also in 1997, Occidental purchased 28,000 shares of preferred stock of Leslie's Poolmart, Inc. (Leslie's), a customer of OxyChem, for total consideration of $28 million, which consisted of cash and the exchange of $10 million of Leslie's subordinated debentures held by Occidental.
   The 1996 proceeds from the sale of businesses and disposals of property, plant and equipment included the sale of a subsidiary which engaged in onshore drilling and servicing of oil and gas wells and the sale of Occidental's royalty interest in the Congo.
   The 1995 operating lease buyouts of $141 million included $71 million for the Swift Creek chemical plant. This plant was part of the agricultural chemical products business sold in the fourth quarter of 1995. The 1995 net proceeds from the sale of businesses and disposal of property, plant and equipment reflected the proceeds from the sale of Occidental's high-density polyethylene business
(HDPE), its agricultural chemicals business, its PVC facilities at Addis, Louisiana and Burlington South, New Jersey, and a portion of Occidental's oil and gas operation in Pakistan.


FINANCING ACTIVITIES
In millions                       1997         1996         1995
                             =========    =========    =========
NET CASH USED                $     (37)   $  (1,330)   $    (961)


   Included in financing activities was net cash provided by financing activities of discontinued operations of $53 million and $12 million in 1997 and 1995, respectively, and net cash used of $88 million in 1996.
   Cash used for financing activities in 1997 included $119 million used for the common stock repurchase program. In October 1997, Occidental's board of directors authorized the repurchase of up to 40 million shares of Occidental's common stock. The repurchases will be made in the open market or in privately negotiated transactions at the discretion of Occidental's management, depending upon financial and market conditions or as otherwise provided by the Securities and Exchange Commission and New York Stock Exchange rules and regulations. The repurchase program will be initially funded with temporary financing. As of December 31, 1997, 4.1 million shares have been repurchased. In 1997, net proceeds from the issuance of long-term debt and other borrowings and payments of capital lease liabilities totaled $400 million.
   The increase in 1996 cash used for financing activities, compared with 1995, reflected repayment of high-coupon debt using proceeds from asset sales that occurred in 1996 and 1995 and cash flow from operations. In 1996, payments of long-term debt and capital lease liabilities and net proceeds from borrowings totaled $860 million.
   In 1995, payments of long-term debt and capital lease liabilities and net proceeds from borrowings totaled $602 million.
   Occidental paid preferred and common stock dividends of $422 million in 1997, $415 million in 1996 and $406 million in 1995.
   Occidental has a centralized cash-management system that funds the working capital and capital expenditure requirements of its various subsidiaries. There are no provisions under existing debt agreements that significantly restrict the ability to move funds among operating entities.

ANALYSIS OF FINANCIAL POSITION The changes in the following components of Occidental's balance sheet are discussed below:


SELECTED BALANCE SHEET COMPONENTS
In millions                               1997         1996
==================================   =========    =========
Receivables from joint
  ventures, partnerships and other   $     210    $     131
Long-term debt, net                  $   4,925    $   4,511
Deferred credits and other
  liabilities                        $   4,201    $   3,493
Stockholders' equity                 $   4,286    $   5,140
----------------------------------   ---------    ---------


   The increase in receivables from joint ventures, partnerships and other primarily reflected receivables on insurance claims and receivables from certain oil and gas joint venture partners.

   Long-term debt, net of current maturities and unamortized discount, increased primarily reflecting higher commercial paper borrowing. The table below presents principal amounts by currency, including any sinking fund requirements, by year of maturity for Occidental's long-term debt obligations, excluding unamortized discount, at December 31, 1997:



DEBT CURRENCY DENOMINATIONS AND INTEREST RATES
In millions, except rates

                    U.S.         U.S.        Dutch     Canadian
                  Dollar       Dollar      Guilder       Dollar
Year of            Fixed     Variable     Variable     Variable        Grand
Maturity            Rate         Rate         Rate         Rate        Total
===========    =========    =========    =========    =========    =========
1999           $     169    $      96    $      --    $      --    $     265
2000                 180          104          104           38          426
2001                 516           --           --           --          516
2002                 120        1,775           --            6        1,901
2003                 163           --           --           --          163
Thereafter         1,679          115           --           --        1,794
               ---------    ---------    ---------    ---------    ---------
Total          $   2,827    $   2,090    $     104    $      44    $   5,065
               =========    =========    =========    =========    =========
Average
 interest
 rate              9.91%        5.95%        3.88%        4.76%        8.06%
===========    =========    =========    =========    =========    =========


   The estimated fair value of Occidental's long-term debt at December 31, 1997 was $5.376 billion. Occidental has the option to call certain issues of long-term debt prior to their maturity dates.
   At December 31, 1997, Occidental had available approximately $1.5 billion of committed credit lines which are utilized, as needed, for daily operating and other purposes. Occidental also has a $3.2 billion committed line of credit specifically to fund the purchase of the Elk Hills field subject to periodic reduction based on proceeds from asset sales. These lines of credit are primarily used to back up the issuance of commercial paper.
   The increase in deferred credits and other liabilities primarily reflected accruals associated with the sale of MidCon.
   The decrease in stockholders' equity primarily reflected the net loss, dividends declared, common stock repurchases and unfavorable foreign currency translation adjustments, partially offset by the issuance of common stock to various employee benefit plans.

ACQUISITIONS AND COMMITMENTS In October 1997, Occidental announced that it signed an agreement with the U.S. Department of Energy to acquire the Elk Hills field. The acquisition closed February 5, 1998 and the $3.5 billion purchase price was funded using a portion of the proceeds from the divestiture of MidCon together with the proceeds of commercial paper. The Elk Hills field is located near Bakersfield, California.
   Also, in the second quarter of 1997, Occidental acquired certain oil and gas production and exploration assets from Suemaur Exploration for approximately $50 million. These assets were located onshore in south Texas adjacent to other Occidental properties.
   In August 1996, Occidental acquired three specialty chemical producers in separate transactions for approximately $149 million through the issuance of 5,512,355 shares of Occidental common stock, with a value of approximately $130 million, and the balance paid in cash. The acquisitions included Laurel Industries, Inc., North America's largest producer of antimony oxide at its LaPorte, Texas facility; Natural Gas Odorizing, Inc., the leading U.S. producer of mercaptan-based warning agents for use in natural gas and propane from its single plant in Baytown, Texas; and a plant in Augusta, Georgia purchased from Power Silicates Manufacturing, Inc., which produces sodium silicates for use in soap and detergent formulating, paper manufacturing and silica-based catalysts. These acquisitions have been accounted for by the purchase method. Accordingly, the cost of each acquisition was allocated to the assets acquired, goodwill and liabilities assumed based upon their estimated respective fair values.
   In April 1996, Occidental completed its acquisition of a 64 percent equity interest (on a fully-diluted basis) in INDSPEC for approximately $92 million through the issuance of 3,346,421 shares of Occidental common stock, with a value of approximately $87 million, and the balance paid in cash. INDSPEC is the world's largest producer of resorcinol, which is used to manufacture rubber tires, engineered wood products, agricultural chemicals and fire-retardant plastic additives. Under the terms of the acquisition agreement, INDSPEC's management and employees have retained voting control of INDSPEC.
   In December 1995, Occidental entered into a transaction with Clark USA, Inc. (Clark) under which Occidental agreed to deliver approximately 17.7 million barrels of WTI-equivalent oil over a six-year period. In exchange, Occidental received $100 million in cash and approximately 5.5 million shares of Clark common stock. As a result of this transaction, Occidental owned approximately a 19 percent voting interest of Clark, accounted for on the cost method. A later recapitalization resulted in Occidental receiving additional shares which raised its economic ownership, but not its voting interest, to approximately 30 percent. Occidental has accounted for the consideration received in the transaction as deferred revenue which is being amortized into revenue as WTI-equivalent oil is produced and delivered during the term of the agreement. At December 31, 1997, approximately 12.2 million barrels remain to be delivered.
   Commitments at December 31, 1997 for major capital expenditures during 1998 and thereafter were approximately $437 million. Total capital expenditures for 1998 are estimated to be approximately $1.2 billion. These amounts do not include the $3.5 billion acquisition of the Elk Hills field in 1998. Occidental believes that, through internally generated funds and financing activity, it will have sufficient funds to continue its current capital spending programs.

HEDGING ACTIVITIES Occidental's market risk exposures relate primarily to commodity prices, interest rates and foreign currency. Therefore, Occidental periodically uses commodity futures contracts, options and swaps to hedge the impact of oil and natural gas price fluctuations; uses interest rate swaps and futures contracts to hedge interest rates on debt; and uses forward exchange contracts to hedge the risk associated with fluctuations in foreign currency exchange rates. Occidental does not engage in activities using complex or highly leveraged instruments. Gains and losses on commodity futures contracts are deferred until recognized as an adjustment to sales revenue or purchase costs when the related transaction being hedged is finalized. Gains and losses on foreign currency forward exchange contracts that hedge identifiable future commitments are deferred until recognized when the related item being hedged is settled. All other contracts are recognized in periodic income. In addition, the oil and gas division engages in oil and gas trading activity, primarily through the use of futures contracts. The results are not significant and are included in periodic income.
   At December 31, 1997, Occidental was a party to futures contracts, which expire in 1998, related to the selling price of natural gas. The contracts cover
15.5 billion cubic feet of natural gas. The fair market value of the contracts was approximately $6 million.
   Interest rate swaps are entered into as part of Occidental's overall strategy to maintain part of its debt on a floating-rate basis. Occidental has outstanding interest rate swaps as of December 31, 1997 on fixed-rate debt for notional amounts totaling $530 million, converting this fixed-rate debt to floating-rate debt. The swap rate difference resulted in approximately $2 million, $1 million and $5 million of additional interest expense in 1997, 1996 and 1995, respectively, compared to what interest expense would have been had the debt remained at fixed rates. The impact of the swaps on the weighted average interest rates for all debt in 1997, 1996 and 1995 was not significant. Occidental will continue its strategy of maintaining part of its debt on a floating-rate basis.
   The following table provides information on the interest rate swaps at December 31, 1997:



INTEREST RATE SWAPS
In millions, except rates
                                       Year of Maturity
                             -----------------------------------         Fair
                                  1998         1999         2000        Value(a)
=========================    =========    =========    =========    =========
Interest rate swaps
 Fixed to variable           $     330    $      96    $     104    $      (6)
  Average receive rate(b)        5.20%        5.60%        5.75%
-------------------------    ---------    ---------    ---------    ---------


(a)     Represents estimated settlement value.
(b)     Current variable pay rate at December 31, 1997 is 5.81 percent.

   In December 1997, Occidental entered into two fixed-rate interest rate locks for a total notional amount of $400 million with a settlement date of March 1998. The interest rate locks were entered into to fix the interest rate on the expected issuance of long-term debt in 1998 with maturities for up to 10 years. The fixed reference rate is between 5.84 percent and 5.87 percent. At December 31, 1997, Occidental would be required to pay approximately $3 million to terminate its interest rate lock agreement.
   Many of Occidental's foreign oil and gas operations and foreign chemical operations are located in countries whose currencies generally depreciate against the U.S. dollar on a continuing basis. Generally, an effective currency forward market does not exist for these countries; therefore, Occidental attempts to manage its exposure primarily by balancing monetary assets and liabilities and maintaining cash positions only at levels necessary for operating purposes. Additionally, almost all of Occidental's oil and gas foreign entities have the U.S. dollar as the functional currency since the cash flows are mainly denominated in U.S. dollars. The effect of exchange rate transactions in foreign currencies is included in periodic income. Foreign currencies that are in a net liability position are thus protected from the unfavorable effects of devaluation. However, in certain foreign chemical equity basis joint ventures where the local currency is the functional currency, Occidental has exposure on joint-venture debt that is denominated in U.S. dollars. Most of Occidental's 1997 foreign exchange devaluation was related to its Thailand chemical joint ventures. For entities that have a net foreign currency asset position, Occidental maintains those positions at low levels so that the exposure to currency devaluation is relatively insignificant.
   At December 31, 1997, Occidental had one foreign currency forward exchange contract that matures in 2000, hedging Canadian dollar denominated debt as shown below:



FOREIGN CURRENCY RISK
In millions, except
  contract rate
                              Notional     Contract        Fair
                                Amount         Rate       Value(a)
=========================    =========    =========    ========
Canadian dollar forward
  exchange contracts                38       1.4282          .40
-------------------------    ---------    ---------    ---------


(a)     Equivalent to the unrealized net gain(loss) on existing contracts.

TAXES Deferred tax liabilities were $723 million at December 31, 1997, net of deferred tax assets of $1.3 billion. The current portion of the deferred tax assets of $305 million is included in prepaid expenses and other. The net deferred tax assets are expected to be realized through future operating income and reversal of taxable temporary differences.

LAWSUITS, CLAIMS, COMMITMENTS, CONTINGENCIES AND RELATED MATTERS Occidental and certain of its subsidiaries have been named as defendants or as potentially responsible parties (PRPs) in a substantial number of lawsuits, claims and proceedings, including governmental proceedings under the Comprehensive

Environmental Response, Compensation and Liability Act (CERCLA) and corresponding state acts. These governmental proceedings seek funding, remediation and, in some cases, compensation for alleged property damage, punitive damages and civil penalties, aggregating substantial amounts. Occidental is usually one of many companies in these proceedings, and has to date been successful in sharing response costs with other financially sound companies. Occidental has accrued reserves at the most likely cost to be incurred in those proceedings where it is probable that Occidental will incur remediation costs which can be reasonably estimated.
   During the course of its operations, Occidental is subject to audit by taxing authorities for varying periods in various tax jurisdictions. It is impossible at this time to determine the ultimate liabilities that Occidental and its subsidiaries may incur resulting from the foregoing lawsuits, claims and proceedings, audits, commitments, contingencies and related matters. Several of these matters may involve substantial amounts, and if these were to be ultimately resolved unfavorably to the full amount of their maximum potential exposure, an event not currently anticipated, it is possible that such event could have a material adverse effect upon Occidental's consolidated financial position or results of operations. However, in management's opinion, after taking into account reserves, it is unlikely that any of the foregoing matters will have a material adverse effect upon Occidental's consolidated financial position or results of operations. See Note 10 to the Consolidated Financial Statements.

ENVIRONMENTAL EXPENDITURES Occidental's operations in the United States are subject to stringent federal, state and local laws and regulations relating to improving or maintaining the quality of the environment. Foreign operations also are subject to environmental protection laws. Costs associated with environmental compliance have increased over time and may continue to rise in the future. Environmental expenditures, related to current operations, are factored into the overall business planning process. These expenditures are mainly considered an integral part of production in manufacturing quality products responsive to market demand.

ENVIRONMENTAL REMEDIATION The laws which require or address environmental remediation apply retroactively to previous waste disposal practices. And, in many cases, the laws apply regardless of fault, legality of the original activities or ownership or control of sites. Occidental is currently participating in environmental assessments and cleanups under these laws at federal Superfund sites, comparable state sites and other remediation sites, including Occidental facilities and previously owned sites. Also, Occidental and certain of its subsidiaries have been involved in a substantial number of governmental and private proceedings involving historical practices at various sites including, in some instances, having been named as defendants and/or as PRPs under the federal Superfund law. These proceedings seek funding and/or remediation and, in some cases, compensation for alleged personal injury or property damage, punitive damages and civil penalties, aggregating substantial amounts.
   Occidental does not consider the number of Superfund and comparable state sites at which it has been notified that it has been identified as being involved to be a relevant measure of exposure. Although the liability of a PRP, and in many cases its equivalent under state law, may be joint and several, Occidental is usually one of many companies cited as a PRP at these sites and has, to date, been successful in sharing cleanup costs with other financially sound companies. Also, many of these sites are still under investigation by the Environmental Protection Agency (EPA) or the equivalent state agencies. Prior to actual cleanup, the parties involved assess site conditions and responsibility and determine the appropriate remedy. The majority of remediation costs are incurred after the parties obtain EPA or equivalent state agency approval to proceed. The ultimate future cost of remediation of certain of the sites for which Occidental has been notified that it has been identified as involved cannot be reasonably determined at this time.
   As of December 31, 1997, Occidental had been notified by the EPA or equivalent state agencies or otherwise had become aware that it had been identified as being involved at 198 Superfund or comparable state sites. (This number does not include those sites where Occidental has been successful in resolving its involvement.) The 198 sites include 77 former Diamond Shamrock Chemical sites as to which Maxus Energy Corporation has retained all liability, and 2 sites at which the extent of such retained liability is disputed. Of the remaining 119 sites, Occidental has had no recent or significant communication or activity with government agencies or other PRPs at 2 sites, has denied involvement at 16 sites and has yet to determine involvement in 17 sites. With respect to the remaining 84 of these sites, Occidental is in various stages of evaluation. For 76 of these sites, where environmental remediation efforts are probable and the costs can be reasonably estimated, Occidental has accrued reserves at the most likely cost to be incurred. The 76 sites include 15 sites as to which present information indicates that it is probable that Occidental's aggregate exposure is immaterial. In determining the reserves, Occidental uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements. For the remaining 8 of the 84 sites being evaluated, Occidental does not have sufficient information to determine a range of liability, but Occidental does have sufficient information on which to base the opinion expressed above in the Lawsuits, Claims, Commitments, Contingencies and Related Matters section. For management's opinion on lawsuits and proceedings and on other environmental loss contingencies, see the above noted section.

ENVIRONMENTAL COSTS Occidental's costs, some of which may include estimates relating to compliance with environmental laws and regulations, are shown below for each division:


In millions                       1997         1996         1995
=========================    =========    =========    =========
OPERATING EXPENSES
  Oil and Gas                $      33    $      41    $      41
  Chemical                          60           59           63
                             ---------    ---------    ---------
                             $      93    $     100    $     104
                             =========    =========    =========
REMEDIATION EXPENSES
  Oil and Gas                $      46    $      --    $       3
  Chemical                          90          100           18
                             ---------    ---------    ---------
                             $     136    $     100    $      21
                             =========    =========    =========
CAPITAL EXPENDITURES
  Oil and Gas                $      85    $      54    $      43
  Chemical                          31           27           27
                             ---------    ---------    ---------
                             $     116    $      81    $      70
=========================    =========    =========    =========


   Operating expenses are incurred on a continuous basis. Remediation expenses relate to existing conditions caused by past operations and do not contribute to current or future revenue generation. Capital expenditures relate to longer lived improvements in facilities. Although total costs may vary in any one year, over the long term, divisional operating and capital expenditures for environmental compliance generally are expected to increase. As of December 31, 1997 and 1996, Occidental had environmental reserves of approximately $567 million and $562 million, respectively. The net increase reflects additional provisions that were partially offset by payments for remediation programs and settlement agreements.

FOREIGN INVESTMENTS Portions of Occidental's assets are located in countries outside North America, some of which may be considered politically and economically unstable. These assets and the related operations are subject to the risk of actions by governmental authorities and insurgent groups. Occidental attempts to conduct its financial affairs so as to protect against such risks and would expect to receive compensation in the event of nationalization. At December 31, 1997, the carrying value of Occidental's assets in countries outside North America aggregated approximately $2.6 billion, or approximately 17 percent of Occidental's total assets at that date. Of such assets, approximately $950 million was located in the Middle East, approximately $950 million was located in Latin America, and substantially all of the remainder were located in the Netherlands and the Far East.

1998 OUTLOOK

SUMMARY OF RECENT STRATEGIC DEVELOPMENTS In the fourth quarter of 1997 and in early 1998, Occidental announced a series of strategic steps that are expected to provide benefit in 1998 and future years.


DISPOSITION OF MIDCON In October 1997, Occidental announced it would sell its natural gas pipeline business and focus its attention on its two core businesses -- oil and gas and chemicals. As discussed above the sale of MidCon was completed on January 31, 1998 for net proceeds of $3.1 billion after certain expenses.

ELK HILLS FIELD ACQUISITION Also in October, Occidental announced it had reached agreement with the U.S. Department of Energy to purchase the Elk Hills field also discussed above. The purchase was completed in February 1998. This field is one of the 11 largest in the lower 48 states and significantly increases both the size and quality of Occidental's domestic reserves. Occidental believes it will be able to increase the field's recoverable reserves and add annual production of oil and gas significantly through the application of improved drilling and field management techniques. The acquisition was funded using a portion of the proceeds from the divestiture of MidCon together with the proceeds of commercial paper. The commercial paper will eventually be repaid from the proceeds of sales of other nonstrategic assets and issuance of other debt securities.
   In February 1998, Occidental entered into a fifteen-year contract with Tosco Corporation (Tosco) pursuant to which Tosco will take the majority of Occidental's oil production from the Elk Hills field. Tosco, who recently purchased Unocal's downstream assets in California, is the second largest refiner in California and the nation's largest independent refiner.

SALES OF NONSTRATEGIC ASSETS Occidental also announced in October that it planned to sell $1.6 billion of nonstrategic oil and gas and chemical assets. The first major asset sale of this program was announced in February 1998 when Occidental sold its Venezuela oilfield development for approximately $205 million in cash plus contingent payments of up to $90 million over six years based on oil prices.

PREFERRED STOCK REDEMPTION PROGRAM In early 1998, Occidental stated it will redeem all 15,106,444 outstanding shares of its $3.875 voting and non-voting Cumulative Convertible Preferred Stock. If all the shares of the preferred stock were converted into common stock, Occidental would issue approximately 33 million shares of common stock. Annual preferred dividends related to these shares are approximately $58 million.

COMMON STOCK REPURCHASE PROGRAM In October, Occidental began a program to repurchase up to 40 million shares of its common stock for approximately $1 billion dollars. Since then, approximately 10 million shares have been repurchased. The program is continuing and is expected to be completed in 1998.


NEW ENHANCED OIL RECOVERY PROJECT IN QATAR Occidental was awarded a contract in late 1997 by the Emirate of Qatar to perform EOR in Qatar's Idd el Shargi South Dome field (ISSD field). Ultimate gross recovery is expected to be approximately 300 million barrels from this field using EOR techniques similar to those being successfully employed by Occidental on the Idd el Shargi North Dome field (ISND field) pursuant to a contract awarded to Occidental in 1994. Because of the proximity of the two fields, Occidental will operate the ISSD field as a satellite of the ISND field.

OIL AND NATURAL GAS The petroleum industry is a highly competitive business subject to significant volatility due to numerous external market forces. Oil prices have continued to decline in the first quarter of 1998. Occidental is unable to accurately predict the future trend of oil prices.
   Crude oil and natural gas prices will continue to be affected by market fundamentals such as weather, inventory levels, competing fuel prices, overall demand and the availability of supply. While fundamentals are a decisive factor affecting crude oil prices over the longer term, day-to-day prices may be more volatile due to futures trading on the NYMEX and other exchanges.
   Occidental completed the acquisition of Elk Hills in February 1998 and expects to complete the sale of certain nonstrategic assets by the end of 1998. With the completion of these transactions, Occidental will focus on growing its core operations in the United States, Latin America and the Middle East. Outside these core areas, Occidental will pursue selected growth opportunities through focused exploration, EOR projects and high-return acquisitions. Improvements in production at Elk Hills and successful development of the new Qatar field are expected to be key to the near-term success of Occidental's oil and gas business.
   Occidental continues to look to exploration as a growth vehicle in the oil and gas business. During 1998, Occidental expects to drill or participate in over 30 exploratory wells, of which approximately 80 percent will be in the international arena. The number of exploration wells in the United States is expected to increase in future years as preliminary geological and geophysical studies are completed in Elk Hills and the Gulf of Mexico.
   EOR activities are expected to continue to provide a major impetus for growth in 1998 and beyond. Occidental will continue to build on its successes in applying engineering and technological skills to assist foreign governments in maximizing production from their oil fields.
   In addition, Occidental and its partners are moving ahead with plans to develop large, long-lived natural gas reserves discovered in the Far East. Through business partnerships with multinational and national oil companies, work is proceeding to develop domestic gas markets in Bangladesh and the Philippines and to enter liquid natural gas export markets from projects to be completed in Malaysia and Indonesia.

CHEMICAL

CHLOROVINYLS In 1997, demand for chlorine and chlorine-related derivatives continued to be strong. Caustic soda demand recovered during the second half of 1997, which led to price improvements.
   A strong integrated position in the vinyls chain offers the strongest outlet for chlorine production via EDC, vinyl chloride monomer (VCM) and PVC. Demand for EDC, which is principally exported, remained strong through 1997, as did chlorine consumption for VCM and other end uses. However, pressure resulting from the Asian economic crisis could negatively affect pricing in the chlorovinyls chain in 1998.
   Due to strong demand, the chlorine and caustic soda industry operated essentially at capacity in 1997. Some new capacity will become available in 1998, primarily in the United States and Asia Pacific.
   Chlorine markets will continue to experience pressure from various environmental groups and regulatory authorities seeking alternatives to, or substitutes for, compounds containing chlorine. While there has been less demand for chlorine in some market segments, such as pulp and paper, demand from the PVC industry has more than offset those reductions. Occidental continues to believe that the overall market for chlorine will remain strong, led by PVC demand.
   Overall, chlorine prices in 1997 were higher than average 1996 prices. Chlorine prices are expected to soften in 1998, while caustic soda prices should strengthen due to stronger demand for caustic soda in all key markets.
   Demand in North America for PVC resin grew 4 percent in 1997 after a robust 1996 growth of 13 percent. This solid growth continues to be led primarily by strong construction markets. North American export sales increased to 1.4 billion pounds and represents 10 percent of annual North American production.
   PVC resin prices improved during the first half of 1997, but margins were held in check by higher feedstock prices. Margins eroded in the second half due to continued capacity additions in the global market, as well as weak export markets in Southeast Asia that affected domestic margins. Operating rates are expected to stabilize in 1998 and rise in 1999 as capacity additions slow. North American demand is expected to remain solid with a growth rate of approximately 4 percent.

   OxyChem's 450-million-pound-per-year PVC expansion started up during the fourth quarter of 1997 and is currently operating at planned rates for 1998. In addition, a 700-million-pound-per-year VCM expansion, owned equally by OxyChem and Marubeni Corporation and managed by OxyChem, came on stream as scheduled during 1997. OxyChem's strategy of maximizing the benefits of the vertical integration of its chlorovinyls business has provided the basis for a successful marketing effort. The business is well positioned and has long-standing relationships with key customers in major PVC markets including: pipe, vinyl siding and building profiles, flooring, compounds and formulators.
   OxyChem's international presence also provides a solid operational base for strategic exports to Asian and Latin American markets. However, the global market outlook currently is uncertain due to Asian economic problems.

PETROCHEMICALS The primary petrochemicals -- ethylene, propylene, butadiene and benzene -- are precursors to a wide variety of consumer and industrial products that include fibers, tires and plastics. Petrochemicals account for approximately 20 percent of all world chemical trade, and changes in global economic conditions have an immediate effect on the domestic petrochemical industry. The cycles in the petrochemical business have been characterized by periods of high profitability, as demonstrated in the late 1980s, followed by large capacity increases and subsequent depressed margins as experienced in 1991 through 1993.
   The petrochemicals business experienced increased profitability in 1997 as feedstock costs moderated and unanticipated industry operating problems occurred. The tighter supply/demand situation, coupled with continued growth in most world economies, allowed producers to increase margins on most petrochemical products.
   OxyChem continued to operate its plants at capacity as ethylene demand was sustained by strong performances in OxyChem's chlorovinyls and ethylene oxide and derivative businesses.
   Across the industry, demand for polyethylene and polyethylene terephthalate
(PET) resins led to record demand for ethylene. Propylene continued its growth, primarily in new polypropylene applications such as carpets, automobiles and high-performance fabrics. Propylene derivative capacity grew 4 percent in 1997 and demand grew at 5 percent. Overall, OxyChem expects a growth rate of approximately 4 percent in ethylene and propylene for 1998.
   The demand for ethylene glycol is expected to result in strong growth globally in both the polyester fabrics and PET bottle resins markets in 1998. These markets are expected to grow in excess of 6 percent annually as technology improvements lead to expanding market share.

SPECIALTY BUSINESSES The Specialty Business Group was formed in 1995 to emphasize OxyChem's leadership position in many smaller-volume chemical markets. Specialty chemical products are less cyclical than commodity chemicals and provide a more steady source of earnings.
   The Specialty Business Group is funding research and development, in keeping with its strategy of alignment with customer-driven new product requirements and higher utilization of existing equipment. Capital spending increased substantially in 1997 for plant expansion and revitalization of under-utilized facilities. This investment was less costly than what would have been required if new, stand-alone capacity had been installed.
   Among these investments are several specialty chemical projects totaling $85 million under way at the Niagara Falls, New York chemicals complex, and scheduled for completion by the end of 1998. An additional $42 million is planned at the same location for new facilities to serve customers with chemical intermediates for crop protection, pharmaceutical, coating and solvent applications.
   OxyChem is continuing an aggressive expansion and acquisition program and has targeted the Specialty Business Group for substantial growth in the coming years through volume expansion in existing products, development of new products, and acquisitions of synergistic businesses and product lines.
   Several additional investments were undertaken in 1997 to effect product-line extensions and strengthen the business. Major capacity expansions at OxyChem's two isocyanurate production facilities in 1997 increased capacity by 25 percent, and an additional expansion is under way in 1998. Debottlenecking of the sodium silicate plant acquired last year in Augusta, Georgia was successfully completed, and an expansion is planned at the silicates facility in Mobile, Alabama. OxyChem and Sumitomo Bakelite began production at a new glass-filled phenolic molding compound facility in Fort Erie, Ontario.
   Late in the year, OxyChem acquired the Thermoguard antimony oxide/sodium antimonate and Pyronil brominated plasticizer product lines of flame retardants from Elf Atochem North America, Inc.


SFAS NO. 128 In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128 -- "Earnings per Share," which establishes standards for computing and presenting earnings per share (EPS). The statement requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Occidental's adoption of SFAS No. 128, effective for the year ended December 31, 1997, did not have a material impact on Occidental's earnings per share.

STATEMENT OF POSITION NO. 96-1 In October 1996, the American Institute of Certified Public Accountants issued Statement of Position No. 96-1 -- "Environmental Remediation Liabilities" (SOP 96-1), which provides authoritative guidance on specific accounting issues that are present in the recognition, measurement, display and disclosure of environmental remediation liabilities. Occidental's implementation of SOP 96-1, effective January 1, 1997, did not have a material impact on Occidental's financial position or results of operations.

SFAS NO. 125 In June 1996, the FASB issued SFAS No. 125 -- "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The statement provides consistent standards for distinguishing transfers of financial assets that are sales, from transfers that are secured borrowings. Occidental's implementation of SFAS No. 125, effective January 1, 1997, did not have an impact on Occidental's financial position or results of operations.

SFAS NO. 123 In October 1995, the FASB issued SFAS No. 123 -- "Accounting for Stock-Based Compensation." This statement defines, among other things, a fair-value based method of accounting for options under an employee stock option plan. However, it also allows an entity to continue to account for such items using Accounting Principles Board (APB) Opinion No. 25 -- "Accounting for Stock Issued to Employees," under which no compensation expense is recognized. Occidental elected this option, which alternatively requires pro forma disclosures of net income and earnings per share, as if compensation expense had been recognized. As permitted by SFAS No. 123, Occidental will continue to use the accounting prescribed by APB Opinion No. 25. Effective for the year ended December 31, 1996, the required pro forma disclosures have been made as indicated above at Note 12 to the Consolidated Financial Statements.

SFAS NO. 121 In March 1995, the FASB issued SFAS No. 121 -- "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement requires a review of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based on expected future cash flows, then a loss will be recognized in the income statement using a fair-value based model. Occidental's adoption of SFAS No. 121, effective January 1, 1996, did not have a material impact on Occidental's financial position or results of operations.

YEAR 2000 COMPLIANCE Occidental has completed a preliminary assessment of its information systems to determine what modifications, if any, are necessary for proper functioning of these systems in the year 2000. Costs related to maintenance or modification of these systems will be expensed as incurred. Occidental does not anticipate the related costs will be significant.

SAFE HARBOR STATEMENT REGARDING OUTLOOK AND OTHER FORWARD-LOOKING DATA Portions of the Annual Report, including the Letter to Stockholders, Oil and Gas and Chemical divisional discussions and Management's Discussion and Analysis, are forward-looking and involve risks and uncertainties that could significantly affect expected results. Factors that could cause results to differ materially include, but are not limited to: global commodity pricing fluctuations; competitive pricing pressures; higher than expected costs including feedstocks; the supply/demand considerations for Occidental's products; any general economic recession domestically or internationally; regulatory uncertainties; and not successfully completing any development of new fields, expansion, capital expenditure, efficiency improvement, acquisition or disposition.

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

CONSOLIDATED STATEMENTS OF OPERATIONS           Occidental Petroleum Corporation
In millions, except per-share amounts                           and Subsidiaries

For the years ended December 31,                                   1997         1996         1995
==========================================================    =========    =========    =========
REVENUES
   Net sales and operating revenues
      Oil and gas operations                                  $   3,667    $   3,680    $   3,019
      Chemical operations                                         4,349        4,307        5,370
                                                              ---------    ---------    ---------
                                                                  8,016        7,987        8,389

   Interest, dividends and other income                              88          244          105
   Gains on disposition of assets, net (Note 4)                      (4)          11           45
   Income from equity investments (Note 15)                           1           70           94
                                                              ---------    ---------    ---------
                                                                  8,101        8,312        8,633
                                                              ---------    ---------    ---------

COSTS AND OTHER DEDUCTIONS
   Cost of sales                                                  5,060        5,060        5,492
   Selling, general and administrative and other
     operating expenses                                           1,002          933          996
   Depreciation, depletion and amortization of assets               822          761          768
   Environmental remediation                                        136          100           21
   Exploration expense                                              119          120          106
   Interest and debt expense, net                                   434          482          579
                                                              ---------    ---------    ---------
                                                                  7,573        7,456        7,962
                                                              ---------    ---------    ---------

INCOME(LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES                528          856          671
Provision for domestic and foreign income and other
   taxes (Note 11)                                                  311          342          313
                                                              ---------    ---------    ---------
INCOME(LOSS) FROM CONTINUING OPERATIONS                             217          514          358
Discontinued operations, net (Note 4)                              (607)         184          153
Extraordinary gain(loss), net (Note 5)                               --          (30)          --
                                                              ---------    ---------    ---------
NET INCOME(LOSS)                                              $    (390)   $     668    $     511
                                                              =========    =========    =========

EARNINGS(LOSS) APPLICABLE TO COMMON STOCK                     $    (478)   $     575    $     418
                                                              =========    =========    =========

BASIC EARNINGS PER COMMON SHARE
   Income(loss) from continuing operations                    $     .39    $    1.30    $     .83
   Discontinued operations, net                                   (1.82)         .56          .48
   Extraordinary gain(loss), net                                     --         (.09)          --
                                                              ---------    ---------    ---------
BASIC EARNINGS(LOSS) PER COMMON SHARE (Note 13)               $   (1.43)   $    1.77    $    1.31
                                                              =========    =========    =========

DILUTED EARNINGS(LOSS) PER COMMON SHARE (Note 13)             $   (1.43)   $    1.73    $    1.31
==========================================================    =========    =========    =========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS
In millions, except share amounts


Assets at December 31,                                                             1997         1996
==========================================================================    =========    =========
CURRENT ASSETS

   Cash and cash equivalents (Note 1)                                         $     113    $     258

   Trade receivables, net of reserves of $24 in both 1997 and 1996                  603          626

   Receivables from joint ventures, partnerships and other                          210          131

   Inventories (Notes 1 and 6)                                                      604          582

   Prepaid expenses and other (Note 11)                                             386          313
                                                                              ---------    ---------
        TOTAL CURRENT ASSETS                                                      1,916        1,910
                                                                              ---------    ---------


LONG-TERM RECEIVABLES, NET                                                          153          153
                                                                              ---------    ---------


EQUITY INVESTMENTS (Notes 1 and 15)                                                 921          985
                                                                              ---------    ---------


PROPERTY, PLANT AND EQUIPMENT, AT COST (Notes 1, 4 and 9)

   Oil and gas operations                                                         9,039        8,554

   Chemical operations                                                            6,077        5,893

   Corporate and other                                                            1,441        1,439
                                                                              ---------    ---------
                                                                                 16,557       15,886

   Accumulated depreciation, depletion and amortization                          (7,967)      (7,690)
                                                                              ---------    ---------
                                                                                  8,590        8,196


OTHER ASSETS (Note 1)                                                               470          416
                                                                              ---------    ---------


NET ASSETS OF DISCONTINUED OPERATIONS (Note 4)                                    3,232        3,321
                                                                              ---------    ---------
                                                                              $  15,282    $  14,981
==========================================================================    =========    =========

The accompanying notes are an integral part of these financial statements.

                                                Occidental Petroleum Corporation
                                                                and Subsidiaries


Liabilities and Equity at December 31,                                             1997         1996
==========================================================================    =========    =========
CURRENT LIABILITIES

   Current maturities of long-term debt and capital lease liabilities
    (Notes 7 and 9)                                                           $       6    $      27

   Notes payable (Note 1)                                                            35           20

   Accounts payable                                                                 717          617

   Accrued liabilities (Note 1)                                                     957          970

   Dividends payable                                                                106          107

   Domestic and foreign income taxes (Note 11)                                       49           96
                                                                              ---------    ---------
        TOTAL CURRENT LIABILITIES                                                 1,870        1,837
                                                                              ---------    ---------


LONG-TERM DEBT, NET OF CURRENT MATURITIES AND UNAMORTIZED DISCOUNT (Note 7)       4,925        4,511
                                                                              ---------    ---------

DEFERRED CREDITS AND OTHER LIABILITIES

   Deferred and other domestic and foreign income taxes (Note 11)                 1,028          839

   Other (Notes 1, 8, 9 and 14)                                                   3,173        2,654
                                                                              ---------    ---------

                                                                                  4,201        3,493
                                                                              ---------    ---------

CONTINGENT LIABILITIES AND COMMITMENTS (Notes 7, 9 and 10)

STOCKHOLDERS' EQUITY (Notes 1, 4, 7, 12 and 19)

   Nonredeemable preferred stock, $1.00 par value; authorized 50 million shares; outstanding shares: 1997--22,491,478 and 1996--26,493,209;
     stated at liquidation value of $50 per share                                 1,125        1,325

   ESOP preferred stock, $1.00 par value; authorized and outstanding shares:
      1997 and 1996 -- 1,400,000                                                  1,400        1,400

   Unearned ESOP shares                                                          (1,348)      (1,394)

   Common stock, $.20 par value; authorized 500 million shares; outstanding
     shares: 1997--341,126,546 and 1996--329,227,688                                 68           66

   Additional paid-in capital                                                     4,149        4,463

   Retained earnings(deficit)                                                    (1,094)        (726)

   Cumulative foreign currency translation adjustments                              (14)           6
                                                                              ---------    ---------
                                                                                  4,286        5,140
                                                                              ---------    ---------
                                                                              $  15,282    $  14,981
==========================================================================    =========    =========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY Occidental Petroleum Corporation
In millions                                                     and Subsidiaries


                                                                                                             Cumulative
                                     Non-                                          Additional     Retained      Foreign
                               redeemable         ESOP     Unearned       Common      Paid-in     Earnings     Currency
                                Preferred    Preferred         ESOP        Stock      Capital     (Deficit) Translation
                                    Stock        Stock       Shares     (Notes 4     (Notes 7    (Notes 7,  Adjustments
                                (Note 12)    (Note 12)    (Note 12)      and 12)      and 12)    12 and 14)    (Note 1)
============================    =========    =========    =========    =========    =========    =========    =========
BALANCE, DECEMBER 31, 1994      $   1,325    $      --    $      --    $      63    $   5,004    $  (1,929)   $      (6)

   Net income                          --           --           --           --           --          511           --

   Dividends on common stock           --           --           --           --         (318)          --           --

   Dividends on preferred
     stock                             --           --           --           --          (93)          --           --

   Issuance of common stock            --           --           --            1           28           --           --

   Pension liability
     adjustment                        --           --           --           --           --           16           --

   Exercises of options and
     other, net                        --           --           --           --           10           --           18
----------------------------    ---------    ---------    ---------    ---------    ---------    ---------    ---------
BALANCE, DECEMBER 31, 1995      $   1,325    $      --    $      --    $      64    $   4,631    $  (1,402)   $      12

   Net income                          --           --           --           --           --          668           --

   Dividends on common stock           --           --           --           --         (325)          --           --

   Dividends on preferred
     stock                             --           --           --           --          (93)          --           --

   Issuance of common stock            --           --           --            2          240           --           --

   Issuance of preferred
     stock                             --        1,400       (1,394)          --           (6)          --           --

   Pension liability
     adjustment                        --           --           --           --           --            8           --

   Exercises of options and
     other, net                        --           --           --           --           16           --           (6)
----------------------------    ---------    ---------    ---------    ---------    ---------    ---------    ---------
BALANCE, DECEMBER 31, 1996      $   1,325    $   1,400    $  (1,394)   $      66    $   4,463    $    (726)   $       6

   Net income(loss)                    --           --           --           --           --         (390)          --

   Dividends on common stock           --           --           --           --         (335)          --           --

   Dividends on preferred
     stock                             --           --           --           --          (88)          --           --

   Issuance of common stock            --           --           --           --           23           --           --

   Release of ESOP shares              --           --           46           --          (29)          --           --

   Repurchase and retirement
     of common stock                   --           --           --           (1)        (118)          --           --

   Preferred stock
     conversions                     (200)          --           --            3          197           --           --

   Pension liability
     adjustment                        --           --           --           --           --           17           --

   Exercises of options and
     other, net                        --           --           --           --           36            5          (20)

----------------------------    ---------    ---------    ---------    ---------    ---------    ---------    ---------
BALANCE, DECEMBER 31, 1997      $   1,125    $   1,400    $  (1,348)   $      68    $   4,149    $  (1,094)   $     (14)
============================    =========    =========    =========    =========    =========    =========    =========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS           Occidental Petroleum Corporation
In millions                                                     and Subsidiaries


For the years ended December 31,                                                          1997         1996         1995
=================================================================================    =========    =========    =========
CASH FLOW FROM OPERATING ACTIVITIES
   Income(loss) from continuing operations, after extraordinary gain(loss), net      $     217    $     484    $     358
   Adjustments to reconcile income to net cash provided by operating activities:
      Extraordinary (gain)loss, net                                                         --           30           --
      Depreciation, depletion and amortization of assets                                   822          761          768
      Amortization of debt discount and deferred financing costs                            11            7           32
      Deferred income tax provision                                                         (9)          (3)          70
      Other noncash charges (credits) to income                                            426          298          209
      Gains on disposition of assets, net                                                    4          (11)         (45)
      Income from equity investments                                                        (1)         (70)         (94)
      Exploration expense                                                                  119          120          106
   Changes in operating assets and liabilities:
      Decrease(increase) in accounts and notes receivable                                 (125)         201          117
      Decrease(increase) in inventories                                                    (20)         (32)         (85)
      Increase in prepaid expenses and other assets                                        (75)          (6)         (33)
      Increase(decrease) in accounts payable and accrued liabilities                        13          (65)         (34)
      Increase(decrease) in current domestic and foreign income taxes                      (66)          39           44
   Other operating, net                                                                   (185)        (164)         (51)
                                                                                     ---------    ---------    ---------
                                                                                         1,131        1,589        1,362
   Operating cash flow from discontinued operations                                        266          398          139
                                                                                     ---------    ---------    ---------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                                          1,397        1,987        1,501
                                                                                     ---------    ---------    ---------

CASH FLOW FROM INVESTING ACTIVITIES
   Capital expenditures                                                                 (1,549)      (1,038)        (829)
   Proceeds from disposal of property, plant and equipment, net (Note 4)                    25          229          178
   Buyout of operating leases                                                              (21)          --         (141)
   Purchase of businesses, net                                                             (22)         (18)          (7)
   Sale of businesses, net (Note 4)                                                         95           31          756
   Equity investments, net                                                                  46           40           50
                                                                                     ---------    ---------    ---------
                                                                                        (1,426)        (756)           7
   Investing cash flow from discontinued operations                                        (79)        (223)        (143)
                                                                                     ---------    ---------    ---------
      NET CASH USED BY INVESTING ACTIVITIES                                             (1,505)        (979)        (136)
                                                                                     ---------    ---------    ---------

CASH FLOW FROM FINANCING ACTIVITIES
   Proceeds from long-term debt                                                            107           65          322
   Net proceeds from commercial paper and revolving credit agreements                      667          645         (528)
   Payments of long-term debt and capital lease liabilities                               (374)      (1,570)        (396)
   Proceeds from issuance of common stock                                                   21           25           28
   Repurchase of common stock                                                             (119)          --           --
   Proceeds (payments) of notes payable, net                                                17           (1)          (5)
   Cash dividends paid                                                                    (422)        (415)        (406)
   Other financing, net                                                                     13            9           12
                                                                                     ---------    ---------    ---------
                                                                                           (90)      (1,242)        (973)
   Financing cash flow from discontinued operations                                         53          (88)          12
                                                                                     ---------    ---------    ---------
      NET CASH USED BY FINANCING ACTIVITIES                                                (37)      (1,330)        (961)
                                                                                     ---------    ---------    ---------
INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS                                           (145)        (322)         404
CASH AND CASH EQUIVALENTS--BEGINNING OF YEAR                                               258          580          176
                                                                                     ---------    ---------    ---------
CASH AND CASH EQUIVALENTS--END OF YEAR                                               $     113    $     258    $     580
=================================================================================    =========    =========    =========

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

NATURE OF OPERATIONS Occidental is a multinational organization whose principal lines of business are oil and gas exploration and production and chemicals. Internationally, Occidental has oil and gas production in 11 countries and exploration projects in 19 countries. Additionally, Occidental has oil and gas exploration and production in the United States, including the Gulf of Mexico. Occidental also is one of the world's largest chemical producers, with interests in chlorovinyls (basic chemicals and polymers and plastics), specialty chemicals and petrochemicals.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Occidental Petroleum Corporation, all subsidiaries where the Company has majority ownership of voting stock and Occidental's proportionate interests in oil and gas exploration and production ventures (Occidental). All material intercompany accounts and transactions have been eliminated. Investments in less than majority-owned enterprises, including a joint-interest pipeline, but excluding oil and gas exploration and production ventures, are accounted for on the equity method (see Note 15).
   The consolidated financial statements have been restated to reflect the natural gas transmission and marketing business as a discontinued operation as further discussed in Note 4. Unless indicated otherwise, all financial information in the Notes to Consolidated Financial Statements excludes discontinued operations.
   In addition, certain financial statements, notes and supplementary data for prior years have been changed to conform to the 1997 presentation.

RISKS AND UNCERTAINTIES The process of preparing consolidated financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts, generally not by material amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of Occidental's financial position and results of operations.
   Included in the accompanying balance sheet is net property, plant and equipment at a carrying value of $8.59 billion as of December 31, 1997. These carrying values are based on Occidental's plans and intentions to continue to operate, maintain and, where it is economically desirable, to expand its businesses. If future economic conditions result in changes in management's plans or intentions, the carrying values of the affected assets will be reviewed again and any appropriate adjustments made.
   Included in the accompanying consolidated balance sheet are deferred tax assets of $1.3 billion as of December 31, 1997, the noncurrent portion of which is netted against deferred income tax liabilities. Realization of these assets is dependent upon Occidental generating sufficient future taxable income. Occidental expects to realize the recorded deferred tax assets through future operating income and reversal of taxable temporary differences.
   The accompanying consolidated balance sheet includes assets of approximately $2.6 billion as of December 31, 1997 relating to Occidental's operations in countries outside North America. Some of these countries may be considered politically and economically unstable. These assets and the related operations are subject to the risk of actions by governmental authorities and insurgent groups. Occidental attempts to conduct its financial affairs so as to protect against such risks and would expect to receive compensation in the event of nationalization.
   Since Occidental's major products are commodities, significant changes in the prices of oil and gas and chemical products could have a significant impact on Occidental's results of operations for any particular year.

FOREIGN CURRENCY TRANSLATION The functional currency applicable to Occidental's foreign oil and gas operations, except for operations in the Dutch sector of the North Sea, is the U.S. dollar since cash flows are denominated principally in U.S. dollars. Chemical operations in Latin America, which historically have been subject to high inflation rates, use the U.S. dollar as the functional currency. The effect of exchange-rate changes on transactions denominated in nonfunctional currencies generated a gain of approximately $7 million in 1997, a loss of approximately $3 million in 1996 and a gain of approximately $1 million in 1995. The currency devaluation in Thailand and the strength of the U.S. dollar relative to other currencies negatively impacted the cumulative foreign currency translation adjustment and income from equity investments in 1997.

CASH AND CASH EQUIVALENTS Cash equivalents consist of highly liquid money-market mutual funds and bank deposits with initial maturities of three months or less. Cash equivalents totaled approximately $50 million and $205 million at December 31, 1997 and 1996, respectively.

TRADE RECEIVABLES In 1992, Occidental entered into an agreement to sell, under a revolving sale program, an undivided percentage ownership interest in a designated pool of domestic trade receivables, with limited recourse. Under this program, Occidental serves as the collection agent with respect to the receivables sold. An interest in new receivables is sold as collections are made from customers. As of December 31, 1997, Occidental had received cash proceeds totaling $600 million, all of which was received prior to 1997. After MidCon is removed from the program the balance of Occidental's receivables program will be $350 million. Fees and expenses under this program are included in Selling, general and administrative and other operating expenses. During the years ended December 31, 1997, 1996 and 1995, the cost of this program amounted to approximately 5.9 percent, 5.8 percent and 6.3 percent, respectively, of the weighted average amount of proceeds received.

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

PROPERTY, PLANT AND EQUIPMENT Property additions and major renewals and improvements are capitalized at cost. Interest costs incurred in connection with major capital expenditures are capitalized and amortized over the lives of the related assets (see Note 17). Depreciation and depletion of oil and gas producing properties is determined principally by the unit-of-production method and is based on estimated recoverable reserves. The unit-of-production method of depreciation, based on estimated total productive life, also is used for certain chemical plant and equipment. Depreciation of other plant and equipment has been provided primarily using the straight-line method.
   Oil and gas properties are accounted for using the successful-efforts method. Costs of acquiring nonproducing acreage, costs of drilling successful exploration wells and development costs are capitalized. Producing and nonproducing properties are evaluated periodically and, if conditions warrant, an impairment reserve is provided. Annually, a determination is made whether it is probable that significant impairment of the carrying cost for individual fields or groups of fields has occurred, considering a number of factors, including profitability, political risk and Occidental's estimate of future oil and gas prices. If impairment is believed probable, a further analysis is performed using Occidental's estimate of future oil and gas prices to determine any impairment to be recorded for specific properties. Annual lease rentals and exploration costs, including geologic and geophysical costs and exploratory dry-hole costs, are expensed as incurred.
   At December 31, 1997 corporate property, plant and equipment and accumulated depreciation, depletion and amortization included $1.2 billion and $353 million, respectively, for an intrastate pipeline owned by Occidental.

OTHER ASSETS Other assets include tangible and intangible assets, certain of which are amortized over the estimated periods to be benefited.

NOTES PAYABLE Notes payable at December 31, 1997 and 1996 consisted of short-term notes due to financial institutions and other corporations. The weighted average interest rate on short-term borrowings outstanding as of December 31, 1997 and 1996 was 10.2 percent and 5.4 percent, respectively.

ACCRUED LIABILITIES -- CURRENT Accrued liabilities include the following (in millions):


Balance at December 31,                                   1997         1996
=================================================    =========    =========
Accrued payroll, commissions and related expenses    $     116    $     158
Accrued interest expense                             $      90    $      93
-------------------------------------------------    ---------    ---------


ENVIRONMENTAL COSTS Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Reserves for estimated costs that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are recorded when environmental remedial efforts are probable and the costs can be reasonably estimated. In determining the reserves, Occidental uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements. The environmental reserves are based on management's estimate of the most likely cost to be incurred and are reviewed periodically and adjusted as additional or new information becomes available. Probable recoveries or reimbursements are recorded as an asset. The environmental reserves are included in accrued liabilities and other noncurrent liabilities and amounted to $117 million and $450 million, respectively, at December 31, 1997 and $137 million and $425 million, respectively, at December 31, 1996.
   Environmental reserves are discounted only when the aggregate amount of the estimated costs for a specific site and the timing of cash payments are reliably determinable. As of December 31, 1997 and 1996, reserves that were recorded on a discounted basis were not material.

DISMANTLEMENT, RESTORATION AND RECLAMATION COSTS The estimated future abandonment costs of oil and gas properties and removal costs for offshore production platforms, net of salvage value, are accrued over their operating lives. Such costs are calculated at unit-of-production rates based upon estimated proved recoverable reserves and are taken into account in determining depreciation, depletion and amortization. For all other operations, appropriate reserves are provided when a decision is made to dispose of a property, since Occidental makes capital renewal expenditures on a continual basis while an asset is in operation. Reserves for dismantlement, restoration and reclamation costs are included in accrued liabilities and other noncurrent liabilities and amounted to $11 million and $202 million, respectively, at December 31, 1997 and $9 million and $215 million, respectively, at December 31, 1996.

HEDGING ACTIVITIES Occidental periodically uses commodity futures contracts, options and swaps to hedge the impact of oil and natural gas price fluctuations and uses forward exchange contracts to hedge the risk associated with fluctuations in foreign currency exchange rates. Gains and losses on commodity futures contracts are deferred until recognized as an adjustment to sales revenue or purchase costs when the related transaction being hedged is finalized. Gains and losses on foreign currency forward exchange contracts that hedge identifiable future commitments are deferred until recognized when the related item being hedged is settled. All other contracts are recognized in periodic income. The cash flows from such contracts are included in operating activities in the consolidated statements of cash flows.
   Interest rate swaps and futures are entered into, from time to time, on specific debt as part of Occidental's overall strategy to maintain part of its debt on a floating-rate basis and to fix interest rates on anticipated future debt issuances.

SUPPLEMENTAL CASH FLOW INFORMATION Excluding MidCon, cash payments during the years 1997, 1996 and 1995 included federal, foreign and state income taxes of approximately $182 million, $216 million and $148 million, respectively. Interest paid (net of interest capitalized) totaled approximately $404 million, $486 million and $544 million for the years 1997, 1996 and 1995, respectively. See Note 4 for detail of noncash investing and financing activities regarding certain acquisitions.


Note 2    FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

COMMODITY FUTURES AND FORWARD CONTRACTS Occidental's oil and gas segment has, from time to time, engaged in some form of commodity derivative activity, generally limited to hedging arrangements. The oil and gas division engages in oil and gas trading activity primarily through the use of futures contracts. The results are not significant and are included in periodic income.

FORWARD EXCHANGE AND INTEREST RATE CONTRACTS Occidental is engaged in both oil and gas and chemical activities internationally. International oil and gas transactions are mainly denominated in U.S. dollars; consequently, foreign currency exposure is not deemed material. Many of Occidental's foreign oil and gas operations and foreign chemical operations are located in countries whose currencies generally depreciate against the U.S. dollar on a continuing basis. An effective currency forward market does not exist for these countries; therefore, Occidental attempts to manage its exposure primarily by balancing monetary assets and liabilities and maintaining cash positions only at levels necessary for operating purposes. Additionally, almost all of Occidental's oil and gas foreign entities have the U.S. dollar as the functional currency since the cash flows are mainly denominated in U.S. dollars. The effect of exchange rate transactions in foreign currencies is included in periodic income. Foreign currencies which are in a net liability position are thus protected from the unfavorable effects of devaluation. For entities that have a net foreign currency asset position, Occidental maintains those positions at low levels so that the exposure to currency devaluation is relatively insignificant. At December 31, 1997, Occidental had one foreign currency forward purchase exchange contract totaling $38 million which hedged foreign currency denominated debt. This contract matures in 2000.
   From time to time, Occidental enters into interest rate swaps and futures contracts to hedge interest rates on debt. In November 1993, Occidental entered into interest rate swaps on newly issued fixed-rate debt for notional amounts totaling $530 million. This converted fixed-rate debt into variable-rate debt, based on the London Interbank Offered Rate (LIBOR), with interest rates ranging from 6.41 percent to 6.64 percent at December 31, 1997. These agreements mature at various dates from 1998 through 2000. Notional amounts do not represent cash flow. Credit risk exposure, which is not material, is limited to the net interest differentials. The swap rate difference resulted in approximately $2 million, $1 million and $5 million of additional interest expense in 1997, 1996 and 1995, respectively, compared to what interest expense would have been had the debt remained at fixed rates. The impact of the swaps on the weighted average interest rates for all debt in 1997, 1996 and 1995 was not significant.
   In December 1997, Occidental entered into two fixed-rate interest rate locks for a total notional amount of $400 million with a settlement date of March 1998. The interest rate locks were entered into to fix the interest rate on the expected issuance of long-term debt in 1998. The fixed reference rate is between
5.84 percent and 5.87 percent. The interest rate locks are accounted for under hedge accounting.

FAIR VALUE OF FINANCIAL INSTRUMENTS Occidental values financial instruments as required by Statement of Financial Accounting Standards (SFAS) No. 107. The carrying amounts of cash and cash equivalents and short-term notes payable approximate fair value because of the short maturity of those instruments. Occidental estimates the fair value of its long-term debt based on the quoted market prices for the same or similar issues or on the yields offered to Occidental for debt of similar rating and similar remaining maturities. The estimated fair value of Occidental's long-term debt at December 31, 1997 and 1996 was $5.376 billion and $4.968 billion, respectively, compared with a carrying value of $4.925 billion and $4.511 billion, respectively. The fair value of interest rate swaps and futures is the amount at which they could be settled, based on estimates obtained from dealers. Based on these estimates at December 31, 1997 and 1996, Occidental would be required to pay approximately $9 million and $10 million, respectively, to terminate its interest rate swap and futures agreements. Occidental will continue its strategy of maintaining part of its debt on a floating-rate basis.
   The carrying value of other on-balance sheet financial instruments approximates fair value and the cost, if any, to terminate off-balance sheet financial instruments is not significant.


Note 3    1997 SPECIAL CHARGES
--------------------------------------------------------------------------------

   In the fourth quarter of 1997, Occidental announced its intent to sell nonstrategic oil and gas and chemical assets. Also, a decision was made to idle certain facilities. In connection with these decisions, and the impairment of certain properties, certain oil and gas and chemical assets were written down. The related charges for these write-downs amounting to $222 million are included in cost of sales and selling, general and administrative and other operating expenses in the accompanying Consolidated Statement of Operations. The asset write-downs included the Austin Chalk oil and gas property for $88 million and the Garden Banks oil and gas property for $44 million. The operating results from these properties were not significant.
   The total fourth quarter charges were $478 million which included the write-downs mentioned above as well as additional environmental and other reserves and a charge to amend certain employment agreements with two senior executives.


Note 4 BUSINESS COMBINATIONS, ASSET ACQUISITIONS AND DISPOSITIONS, AND DISCONTINUED OPERATIONS
--------------------------------------------------------------------------------

   Occidental completed the sale of all of the issued and outstanding shares of common stock of MidCon, its natural gas transmission and marketing business, to K N Energy, Inc. (K N Energy), on January 31, 1998.
   Occidental sold the shares to K N Energy in return for a cash payment of $2.1 billion. After payment of the redemption price for the Cumulative MidCon-Indexed Convertible Preferred Stock (CMIC Preferred Stock), taxes and certain other expenses of the sale, the estimated net cash proceeds from the transaction were approximately $1.7 billion. Additionally, in connection with the sale K N Energy issued a fixed-rate interest bearing note secured by letters of credit, payable January 4, 1999, to Occidental in the initial principal amount of $1.4 billion, in exchange for a note previously issued to Occidental by the MidCon Corp. ESOP Trust (the Trust). K N Energy also assumed responsibility for certain Texas intrastate pipeline lease obligations of MidCon to an Occidental subsidiary with a 29-year term and average lease rentals of approximately $30 million per year.
   Concurrently with the closing of the sale, Occidental effected the redemption of all 1,400,000 issued and outstanding shares of Occidental's CMIC Preferred Stock, par value $1.00 per share, which were issued to and held by the Trust.
   As a result of these transactions, in the fourth quarter of 1997 Occidental classified MidCon and its subsidiaries as a discontinued operation and recorded an estimated after-tax charge against earnings of approximately $750 million.
   The $607 million net loss in 1997 from discontinued operations included the charge on the sale and $143 million in net income from the operation for the year.
   As of December 31, 1997 and 1996, the operating assets and liabilities of MidCon have been reclassified as net assets of discontinued operations on the balance sheet. The balance at December 31, 1997 consisted of current assets of $428 million; net property, plant and equipment of $5.536 billion; other assets of $64 million; current liabilities of $442 million and long-term liabilities of $2.354 billion.
   In 1997, Occidental sold a chlor-alkali chemical plant located in Tacoma, Washington for approximately $102 million, which included $97 million in cash and the balance in the buyer's convertible preferred stock. Also in 1997, Occidental purchased 28,000 shares of preferred stock of Leslie's Poolmart, Inc. (Leslie's), a customer of OxyChem, for total consideration of $28 million, which consisted of cash and the exchange of $10 million of Leslie's subordinated debentures held by Occidental.
   In addition, in the second quarter of 1997, Occidental acquired certain oil and gas production and exploration assets from Suemaur Exploration for approximately $50 million. These assets were located onshore in south Texas adjacent to other Occidental properties.

   In August 1996, Occidental acquired three specialty chemical producers in separate transactions for approximately $149 million through the issuance of 5,512,355 shares of Occidental common stock, with a value of approximately $130 million, and the balance paid in cash. The acquisitions included Laurel Industries, Inc., North America's largest producer of antimony oxide at its LaPorte, Texas facility; Natural Gas Odorizing, Inc., the leading U.S. producer of mercaptan-based warning agents for use in natural gas and propane from its single plant in Baytown, Texas; and a plant in Augusta, Georgia purchased from Power Silicates Manufacturing, Inc., which produces sodium silicates for use in soap and detergent formulating, paper manufacturing and silica-based catalysts. These acquisitions have been accounted for by the purchase method. Accordingly, the cost of each acquisition was allocated to the assets acquired, goodwill and liabilities assumed based upon their estimated respective fair values.
   In April 1996, Occidental completed its acquisition of a 64 percent equity interest (on a fully-diluted basis) in INDSPEC Chemical Corporation (INDSPEC) for approximately $92 million through the issuance of 3,346,421 shares of Occidental common stock, with a value of approximately $87 million, and the balance paid in cash. INDSPEC is the world's largest producer of resorcinol which is used to manufacture rubber tires, engineered wood products, agricultural chemicals and fire-retardant plastic additives. Under the terms of the agreement, INDSPEC's management and employees have retained voting control of INDSPEC.
   In April 1996, Occidental completed the sale of its subsidiary which engaged in onshore drilling and servicing of oil and gas wells for approximately $32 million. Also in April 1996, certain assets of an international phosphate fertilizer trading operation were sold for approximately $20 million in interest-bearing notes. In July 1996, Occidental sold its royalty interest in the Congo for $215 million to the Republic of the Congo.
   In October 1995, Occidental sold its agricultural chemicals business. During May 1995, Occidental sold its high-density polyethylene business. Occidental also sold its polyvinyl chloride (PVC) facilities at Addis, Louisiana and Burlington South, New Jersey. In addition, Occidental sold certain Canadian oil and gas assets, which were acquired as part of the purchase of Placid Oil Company (Placid) in December 1994, and a portion of the oil and gas operation in Pakistan. The combined cash proceeds from these asset dispositions were in excess of $900 million.
   During the second quarter of 1995, Occidental and Canadian Occidental Petroleum Ltd. (CanadianOxy) formed partnerships into which they contributed primarily sodium chlorate manufacturing facilities. Occidental retained a direct interest of less than 20 percent in these partnerships accounted for on the equity method.


Note 5    EXTRAORDINARY GAIN(LOSS) AND ACCOUNTING CHANGES
--------------------------------------------------------------------------------

   The 1996 results included a net extraordinary loss of $30 million, which resulted from the early extinguishment of all the then outstanding $955 million principal amount of the 11.75% Senior Debentures.
   In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 -- "Earnings per Share," which establishes standards for computing and presenting earnings per share (EPS). The statement requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Occidental's adoption of SFAS No. 128, effective for the year ended December 31, 1997, did not have a material impact on Occidental's earnings per share.
   In October 1996, the American Institute of Certified Public Accountants issued Statement of Position No. 96-1 -- "Environmental Remediation Liabilities" (SOP 96-1), which provides authoritative guidance on specific accounting issues that are present in the recognition, measurement, display and disclosure of environmental remediation liabilities. Occidental's implementation of SOP 96-1, effective January 1, 1997, did not have a material impact on Occidental's financial position or results of operations.


Note 6    INVENTORIES
--------------------------------------------------------------------------------

   Inventories of approximately $243 million and $215 million were valued under the LIFO method at December 31, 1997 and 1996, respectively. Inventories consisted of the following (in millions):


Balance at December 31,                                  1997         1996
================================================    =========    =========
Raw materials                                       $     102    $     135
Materials and supplies                                    189          173
Work in process                                            22           17
Finished goods                                            342          304
                                                    ---------    ---------
                                                          655          629
LIFO reserve                                              (51)         (47)
                                                    ---------    ---------
TOTAL                                               $     604    $     582
================================================    =========    =========

Note 7    LONG-TERM DEBT
--------------------------------------------------------------------------------

   Long-term debt consisted of the following (in millions):


Balance at December 31,                                                                           1997         1996
=========================================================================================    =========    =========
OCCIDENTAL PETROLEUM CORPORATION

   11.125% senior debentures due 2019, callable June 1, 1999 at 105.563                      $     144    $     144
   10.125% senior debentures due 2009                                                              276          276
   9.25% senior debentures due 2019, putable August 1, 2004 at par                                 300          300
   10.125% senior notes due 2001                                                                   330          330
   9.375% to 9.75% medium-term notes due 1998 through 2001                                          34           99
   8.5% medium-term notes due 2004, callable September 15, 1999 at par                             250          250
   11.125% senior notes due 2010                                                                   150          150
   8.5% senior notes due 2001                                                                      150          150
   8.75% medium-term notes due 2023                                                                100          100
   5.76% to 11% medium-term notes due 1998 through 2008                                            965        1,180
   10.42% senior notes due 2003, callable December 1, 1998 at par                                   50           50
   5.969% to 7.353% commercial paper                                                             1,079          567
   6.03% to 6.5% revolving credits                                                                 235           80
   7.3% to 8.8% retail medium-term notes due 1998 through 2004, callable at various dates           97          139
                                                                                             ---------    ---------
                                                                                                 4,160        3,815
                                                                                             ---------    ---------

OXY USA INC.

   7% debentures due 2011, callable anytime at par                                                 274          274
   7.2% unsecured notes due 2020 (Note 16)                                                           7            7
   6.625% debentures due 1998 through 1999, callable anytime at par (Note 16)                       55           55
   6.125% debentures due 1997 (Note 16)                                                             --           15
   5.7% to 7.8% unsecured notes due 1998 through 2007                                               53           56
                                                                                             ---------    ---------
                                                                                                   389          407
                                                                                             ---------    ---------

OTHER SUBSIDIARY DEBT

   3.65% to 8.5% unsecured notes due 1998 through 2030                                             513          432
   6% secured notes due 1998 through 2007                                                            8           10
                                                                                             ---------    ---------
                                                                                                   521          442
                                                                                             ---------    ---------
                                                                                                 5,070        4,664
Less:
   Unamortized discount, net                                                                      (140)        (148)
   Current maturities                                                                               (5)          (5)
                                                                                             =========    =========
TOTAL                                                                                        $   4,925    $   4,511
=========================================================================================    =========    =========


   At December 31, 1997, $1.85 billion of notes due in 1998 were classified as non-current since it is management's intention to refinance this amount on a long-term basis, initially utilizing available lines of bank credit with maturities extending to 2002.
   At December 31, 1997, minimum principal payments on long-term debt, including sinking fund requirements, subsequent to December 31, 1998 aggregated $5.065 billion, of which $265 million is due in 1999, $426 million in 2000, $516 million in 2001, $1.901 billion in 2002, $163 million in 2003 and $1.794 billion thereafter. Unamortized discount is generally being amortized to interest expense on the effective interest method over the lives of the related issues.
   At December 31, 1997, under the most restrictive covenants of certain financing agreements, the capacity for the payment of cash dividends and other distributions on, and for acquisitions of, Occidental's capital stock was approximately $1.5 billion, assuming that such dividends, distributions and acquisitions were made without incurring additional borrowings.
   At December 31, 1997, Occidental had available lines of committed bank credit of approximately $1.5 billion. Occidental also has a $3.2 billion committed line of credit specifically to fund the purchase of the Elk Hills Naval Petroleum Reserve (Elk Hills field) subject to periodic reduction based on proceeds from asset sales. Bank fees on these committed lines of credit ranged from 0.04 percent to 0.1875 percent.

Note 8    ADVANCE SALE OF CRUDE OIL
--------------------------------------------------------------------------------

   In December 1995, Occidental entered into a transaction with Clark USA, Inc. (Clark) under which Occidental agreed to deliver approximately 17.7 million barrels of West Texas Intermediate (WTI)-equivalent oil over a six-year period. In exchange, Occidental received $100 million in cash and approximately 5.5 million shares of Clark common stock. As a result of this transaction, Occidental owned approximately a 19 percent voting interest of Clark, accounted for on the cost method. A later recapitalization resulted in Occidental receiving additional shares which raised its economic ownership, but not its voting interest, to approximately 30 percent. Occidental has accounted for the consideration received in the transaction as deferred revenue, which is being amortized into revenue as WTI-equivalent oil is produced and delivered during the term of the agreement. Reserves dedicated to the transaction are excluded from the estimate of proved oil and gas reserves (see Supplemental Oil and Gas Information). At December 31, 1997, 12.2 million barrels remain to be delivered.


Note 9    LEASE COMMITMENTS
--------------------------------------------------------------------------------

   The present value of net minimum lease payments, net of the current portion, totaled $235 million and $237 million at December 31, 1997 and 1996, respectively. These amounts are included in Other liabilities.
   Operating and capital lease agreements frequently include renewal and/or purchase options and require Occidental to pay for utilities, taxes, insurance and maintenance expense.
   At December 31, 1997, future net minimum lease payments for capital and operating leases (excluding oil and gas and other mineral leases) were the following (in millions):


                                                                         CAPITAL     OPERATING
===================================================================    =========     =========
1998                                                                   $      17     $      85
1999                                                                          17            61
2000                                                                         212            54
2001                                                                           3            53
2002                                                                           1            34
Thereafter                                                                    43           234
                                                                       ---------     ---------
TOTAL MINIMUM LEASE PAYMENTS                                                 293     $     521
                                                                                     =========
Less:
   Executory costs                                                            (4)
   Imputed interest                                                          (52)
   Current portion                                                            (2)
                                                                       ---------
PRESENT VALUE OF NET MINIMUM LEASE PAYMENTS, NET OF CURRENT PORTION    $     235
===================================================================    =========


   Rental expense for operating leases, net of sublease rental income, was $113 million in 1997, $114 million in 1996 and $127 million in 1995.
   Included in the 1997 and 1996 property, plant and equipment accounts were $410 million and $429 million, respectively, of property leased under capital leases and $156 million and $144 million, respectively, of related accumulated amortization.


Note 10    LAWSUITS, CLAIMS, COMMITMENTS, CONTINGENCIES AND RELATED MATTERS
--------------------------------------------------------------------------------

   Occidental and certain of its subsidiaries have been named as defendants or as potentially responsible parties in a substantial number of lawsuits, claims and proceedings, including governmental proceedings under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and corresponding state acts. These governmental proceedings seek funding, remediation and, in some cases, compensation for alleged property damage, punitive damages and civil penalties, aggregating substantial amounts. Occidental is usually one of many companies in these proceedings, and has to date been successful in sharing response costs with other financially sound companies. Occidental has accrued reserves at the most likely cost to be incurred in those proceedings where it is probable that Occidental will incur remediation costs which can be reasonably estimated.
   During the course of its operations, Occidental is subject to audit by taxing authorities for varying periods in various tax jurisdictions.
   At December 31, 1997, commitments for major capital expenditures during 1998 and thereafter were approximately $437 million.

   Occidental has entered into agreements providing for future payments to secure terminal and pipeline capacity, drilling services, electrical power, steam and certain chemical raw materials. At December 31, 1997, the net present value of the fixed and determinable portion of the obligations under these agreements aggregated $93 million, which was payable as follows (in millions):
1998 -- $14, 1999 -- $12, 2000 -- $10, 2001 -- $9, 2002 -- $9 and 2003 through
2014 -- $39. Payments under these agreements, including any variable component, were $16 million in 1997, $18 million in 1996 and $22 million in 1995.
   Occidental has certain other commitments under contracts, guarantees and joint ventures, and certain other contingent liabilities. Additionally, Occidental agreed to participate in the development of certain natural gas reserves and construction of a liquefied natural gas plant in Malaysia.
   It is impossible at this time to determine the ultimate liabilities that Occidental and its subsidiaries may incur resulting from the foregoing lawsuits, claims and proceedings, audits, commitments, contingencies and related matters. Several of these matters may involve substantial amounts, and if these were to be ultimately resolved unfavorably to the full amount of their maximum potential exposure, an event not currently anticipated, it is possible that such event could have a material adverse effect upon Occidental's consolidated financial position or results of operations. However, in management's opinion, after taking into account reserves, it is unlikely that any of the foregoing matters will have a material adverse effect upon Occidental's consolidated financial position or results of operations.


Note 11    DOMESTIC AND FOREIGN INCOME AND OTHER TAXES
--------------------------------------------------------------------------------

   The domestic and foreign components of income (loss) from continuing operations before domestic and foreign income and other taxes were as follows (in millions):


For the years ended December 31,     Domestic      Foreign        Total
================================    =========    =========    =========
1997                                $    (184)   $     712    $     528
                                    =========    =========    =========

1996                                $     254    $     602    $     856
                                    =========    =========    =========

1995                                $     183    $     488    $     671
================================    =========    =========    =========


   The provisions (credits) for domestic and foreign income and other taxes consisted of the following (in millions):


For the years                  U.S.         State
ended December 31,          Federal     and Local       Foreign         Total
======================    =========     =========     =========     =========
1997
   Current                $      52     $      28     $     240     $     320
   Deferred                     (12)          (23)           26            (9)
                          ---------     ---------     ---------     ---------
                          $      40     $       5     $     266     $     311
======================    =========     =========     =========     =========
1996
   Current                $      67     $      21     $     257     $     345
   Deferred                      (6)            2             1            (3)
                          ---------     ---------     ---------     ---------
                          $      61     $      23     $     258     $     342
======================    =========     =========     =========     =========
1995
   Current                $      21     $      47     $     175     $     243
   Deferred                      95           (17)           (8)           70
                          ---------     ---------     ---------     ---------
                          $     116     $      30     $     167     $     313
======================    =========     =========     =========     =========

   The following is a reconciliation, stated as a percentage of pretax income, of the U.S. statutory federal income tax rate to Occidental's effective tax rate on income (loss) from continuing operations:


For the years ended December 31,                                     1997         1996         1995
============================================================    =========    =========    =========
U.S. federal statutory tax rate                                        35%          35%          35%
Operations outside the United States(a)                                22           16           15
State taxes, net of federal benefit                                     1            2            7
State tax benefit from operating loss carryforwards                    --           --           (4)
Reserves not previously benefited                                      --           --           (7)
Nondeductible depreciation and other expenses                           2            2            1
Reduction in deferred tax asset valuation allowance                    --          (12)          --
Other                                                                  (1)          (3)          --
                                                                ---------    ---------    ---------
Tax rate provided by Occidental                                        59%          40%          47%
============================================================    =========    =========    =========


(a) Included in these figures is the impact of not providing U.S. taxes on the unremitted earnings of certain foreign subsidiaries. The effect of this is to reduce the U.S. federal tax rate by approximately 13 percent in 1997, 6 percent in 1996 and 5 percent in 1995.

   The tax effects of temporary differences and carryforwards resulting in deferred income taxes at December 31, 1997 and 1996 were as follows (in millions):


                                                                                 1997                      1996
                                                               ----------------------    ----------------------
                                                                             DEFERRED                  DEFERRED
                                                                DEFERRED          TAX     DEFERRED          TAX
                                                                     TAX      LIABIL-          TAX      LIABIL-
Items resulting in temporary differences and carryforwards        ASSETS        ITIES       ASSETS        ITIES
==========================================================     =========    =========    =========    =========
Property, plant and equipment differences                      $     172    $   1,542    $     197    $   1,650
Discontinued operations -- loss accruals and sale                    147          165          160           --
Equity investments and partnerships                                   --          118           --          153
Environmental reserves                                               255           --          224           --
Postretirement benefit accruals                                      154           --          153           --
State income taxes                                                    74           --           84           --
Tax credit carryforwards                                             165           --          200           --
All other                                                            425          208          445          189
                                                               ---------    ---------    ---------    ---------
   Subtotal                                                        1,392        2,033        1,463        1,992
Valuation allowance                                                  (82)          --          (85)          --
                                                               ---------    ---------    ---------    ---------
Total deferred taxes                                           $   1,310    $   2,033    $   1,378    $   1,992
==========================================================     =========    =========    =========    =========


   Included in total deferred tax assets was a current portion aggregating $305 million and $225 million as of December 31, 1997 and 1996, respectively, that was reported in Prepaid expenses and other.
   A deferred tax liability of approximately $80 million at December 31, 1997 has not been recognized for temporary differences related to Occidental's investment in certain foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is Occidental's intention, generally, to reinvest such earnings permanently.
   The pension liability adjustments recorded directly to retained earnings were net of an income tax charge of $10 million in 1997, $6 million in 1996 and $9 million in 1995.
   The foreign currency translation adjustment credited directly to retained earnings was net of an income tax benefit of $6 million in 1997 and $2 million in 1996 and an income tax charge of $10 million in 1995.
   The charge to additional paid-in capital relative to the MidCon ESOP in 1997 was net of an income tax benefit of $15 million.

   The extraordinary loss that resulted from the early extinguishment of high-coupon debt was reduced by an income tax benefit of $16 million in 1996.
   Discontinued operations included income tax charges of $240 million in 1997, $112 million in 1996 and $89 million in 1995.
   At December 31, 1997, Occidental had, for U.S. federal income tax return purposes, an alternative minimum tax credit carryforward of $165 million available to reduce future income taxes. The alternative minimum tax credit carryforward does not expire.


Note 12    NONREDEEMABLE PREFERRED STOCK, ESOP PREFERRED STOCK AND COMMON STOCK
--------------------------------------------------------------------------------

   The following is an analysis of nonredeemable preferred stock and common stock (shares in thousands):


                                                      Non-
                                                redeemable
                                                 Preferred       Common
                                                     Stock        Stock
============================================     =========    =========
BALANCE, DECEMBER 31, 1994                          26,495      316,853
  Issued                                                --        1,523
  Options exercised and other, net                      --          335
--------------------------------------------     ---------    ---------
BALANCE, DECEMBER 31, 1995                          26,495      318,711
  Issued                                                --       10,145
  Options exercised and other, net                      (2)         372
--------------------------------------------     ---------    ---------
BALANCE, DECEMBER 31, 1996                          26,493      329,228
  Issued                                                --        1,079
  Preferred stock conversions                       (4,002)      14,276
  Repurchase program                                    --       (4,148)
  Options exercised and other, net                      --          692
--------------------------------------------     ---------    ---------
BALANCE, DECEMBER 31, 1997                          22,491      341,127
============================================     =========    =========


NONREDEEMABLE PREFERRED STOCK Occidental has authorized 50,000,000 shares of preferred stock with a par value of $1.00 per share. In February 1994, Occidental issued 11,388,340 shares of $3.00 cumulative CXY-indexed convertible preferred stock in a public offering for net proceeds of approximately $557 million. The shares are convertible into Occidental common stock in accordance with a conversion formula that is indexed to the market price of the common shares of CanadianOxy. The shares of CXY-indexed convertible preferred stock are redeemable on or after January 1, 1999, in whole or in part, at the option of Occidental, at a redemption price of $51.50 per share declining ratably to $50.00 per share on or after January 1, 2004, in each case plus accumulated and unpaid dividends to the redemption date. In 1997, 4,001,691 shares of CXY-indexed convertible preferred stock were converted by the holders into 14,275,974 shares of Occidental's common stock. As of December 31, 1997, the aggregate number of shares of Occidental common stock issuable upon conversion of all of the remaining outstanding shares of the CXY-indexed convertible preferred stock was 19,954,361, based on the conversion ratio then in effect of 2.702.
   In February 1993, Occidental issued 11,500,000 shares of $3.875 cumulative convertible preferred stock. In December 1994, Occidental issued 3,606,484 shares of $3.875 cumulative convertible voting preferred stock in connection with the Placid acquisition. The shares of both series are redeemable on or after February 18, 1998, in whole or in part, at the option of Occidental, at a redemption price of $51.9375 per share declining ratably to $50.00 per share on or after February 18, 2003, in each case plus accumulated and unpaid dividends to the redemption date. Each series of $3.875 preferred stock is convertible at the option of the holder into common stock of Occidental at a conversion price of $22.76 per share, subject to adjustment in certain events. See Note 19 for a discussion of subsequent events.

ESOP PREFERRED STOCK In November 1996, Occidental established the MidCon Corp. Employee Stock Ownership Plan (MidCon ESOP) for the benefit of employees of MidCon. Pursuant to the MidCon ESOP, Occidental issued 1,400,000 shares of its CMIC Preferred Stock to the MidCon Corp. ESOP Trust. The CMIC Preferred Stock was convertible into Occidental common stock based on the value of MidCon. The MidCon ESOP paid for the CMIC Preferred Stock with a $1.4 billion 30-year promissory note (ESOP Note), with interest at 7.9 percent per annum, guaranteed by MidCon. Generally, the shares held by the MidCon ESOP were released and allocated to participant accounts based on the proportion of the payment on the note for the respective period compared to the total remaining payments due on the note. Dividends on the CMIC Preferred Stock were payable at an annual rate of $21 per share, when and as declared by Occidental's Board of Directors. As a result of the sale of MidCon the CMIC Preferred Stock was redeemed. The effects of the MidCon ESOP are included in discontinued operations.

COMMON STOCK REPURCHASE PROGRAM In October 1997, the Occidental board of directors authorized the repurchase of up to 40 million shares of Occidental's common stock. The repurchases will be made in the open market or in privately negotiated transactions at the discretion of Occidental's management, depending upon financial and market conditions or as otherwise provided by the Securities and Exchange Commission and New York Stock Exchange rules and regulations. As of December 31, 1997, 4.1 million shares were repurchased and retired for a total cost of $119 million.

STOCK INCENTIVE PLANS

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS Options to purchase common stock of Occidental have been granted to officers and employees under stock option plans adopted in 1987 and 1995. During 1997, options for 1,362,022 shares became exercisable, and options for 4,004,510 shares were exercisable at December 31, 1997 at a weighted-average exercise price of $22.25. Generally, these options vest over three years with a maximum term of ten years and one month. At December 31, 1997, options with stock appreciation rights (SAR) for 811,000 shares were outstanding, all of which options were exercisable.

   The following is a summary of stock option transactions during 1997, 1996 and 1995 (shares in thousands):


                                         1997                      1996                      1995
                       ----------------------    ----------------------    ----------------------
                                     WEIGHTED                  WEIGHTED                  WEIGHTED
                                      AVERAGE                   AVERAGE                   AVERAGE
                                     EXERCISE                  EXERCISE                  EXERCISE
                          SHARES        PRICE       SHARES        PRICE       SHARES        PRICE
===================    =========    =========    =========    =========    =========    =========
BEGINNING BALANCE          5,952    $  22.637        5,481    $  22.263        5,098    $  22.121
Granted or issued          1,789    $  25.058        1,335    $  24.375        1,127    $  23.125
Exercised                   (845)   $  22.219         (483)   $  21.276         (431)   $  19.230
Canceled or expired         (127)   $  25.582         (381)   $  24.958         (313)   $  27.222
                       ---------                 ---------                 ---------
ENDING BALANCE             6,769    $  23.274        5,952    $  22.637        5,481    $  22.263
                       =========                 =========                 =========
OPTIONS EXERCISABLE
    AT YEAR-END            4,005                     3,589                     3,517
===================    =========                 =========                 =========


   For options outstanding at December 31, 1997 the exercise prices were between $17.75 and $29.625 and the weighted average remaining contractual life was approximately 7 years.

RESTRICTED STOCK AWARDS Pursuant to the 1995 Incentive Stock Plan, employees may be awarded Occidental restricted common stock at the par value of $.20 per share, with such shares vesting after four years (five years for awards issued prior to December 1995) or earlier under certain conditions. The related expense is amortized over the vesting period. In 1997, 149,885 shares were awarded at a weighted-average grant-date value of $23.375 per share; 171,649 shares were awarded in 1996 at a weighted-average grant-date value of $21.431 per share; and 21,339 shares were awarded in 1995 at a weighted-average grant-date value of $20.875 per share.

PERFORMANCE STOCK AWARDS AND OPTIONS Performance stock awards were made to various executive officers in January 1997 pursuant to the 1995 Incentive Stock Plan. The number of shares of common stock to be received, under these awards, by such officers at the end of the performance period will depend on the attainment of performance objectives based on a peer company comparison of total stockholder return for such period. Based on Occidental's ranking among its peers, the grantees will receive shares of common stock in an amount ranging from zero to 175 percent of the Target Share Award (as such amount is defined in the grant). The shares vest or fail to vest by the end of the four-year performance term. In 1997, 97,832 shares were awarded at a weighted-average grant-date value of $23.375 per share; and 101,630 shares were awarded in 1996 at a weighted-average grant date value of $21.375 per share.
   In 1997, 4,655,000 Performance Stock Options were granted to certain executive officers at an exercise price of $25.375. These options expire 10 years from the grant date and have no value unless and until one of the following events occur, at which time the grants become fully vested and exercisable: for twenty consecutive trading days, the New York Stock Exchange closing price of the common stock must be a) $30 or more per share within the first three years after grant date; b) $35 or more per share after the third year and through the fifth year; or c) $40 or more per share from the sixth year until expiration. None of the options were exercisable at December 31, 1997. Any income effect will be recognized at the time the options are exercisable.
   Under the 1995 Stock Incentive Plan, a total of approximately 10,000,000 shares may be awarded. At December 31, 1997, 1,700,898 shares were available for the granting of all future awards under these plans, all of which were available to issue stock options, SARs, restricted stocks and performance stock awards.
   Occidental accounts for these plans under Accounting Principles Board Opinion No. 25. Had the compensation expense for these plans been determined in accordance with SFAS No. 123 -- "Accounting for Stock Based Compensation" (SFAS No. 123), Occidental's pro forma net income would have been a loss of $396 million in 1997, and net income of $666 million and $510 million in 1996 and 1995, respectively. Basic and diluted earnings per share would have been a loss of $1.44 for 1997 and would not have changed for 1996 and 1995. The method of accounting under SFAS No. 123 has not been applied to options granted prior to January 1, 1995; therefore, the resulting pro forma compensation expense may not be representative of that to be expected in future years. The fair value of each option grant, for pro forma calculation purposes, is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: dividend yield of 3.94, 4.20 and 4.32 percent; expected volatility of 22.36, 23.92 and 24.19 percent; risk-free rate of return 6.27, 6.79 and 6.93 percent; and expected lives of 5, 5 and 7 years.

1996 RESTRICTED STOCK PLAN FOR NON-EMPLOYEE DIRECTORS Under the 1996 Restricted Stock Plan for Non-Employee Directors, each non-employee Director of the Company will receive awards of restricted common stock each year as additional compensation for their services as a member of the Board of Directors. A maximum of 50,000 shares of common stock may be awarded under the Directors Plan and 3,500 and 3,250 shares of common stock were awarded during 1997 and 1996, respectively. At December 31, 1997, 43,250 shares of common stock were available for the granting of future awards.


Note 13    EARNINGS PER SHARE
--------------------------------------------------------------------------------

   In 1997, Occidental adopted SFAS No. 128, which establishes standards for computing and presenting earnings per share. As a result, earnings per share for 1996 and 1995 were restated as indicated below. Basic earnings per share was computed by dividing net income, less preferred dividend requirements, by the weighted average number of common shares outstanding during each year. The computation of diluted earnings per share further assumes the dilutive effect of stock options and the conversion of preferred stocks. The adoption of SFAS No. 128 resulted in changing only the previously reported fully diluted earnings per share for 1995 from $1.30 per share to $1.31 per share.

   The following is a calculation of earnings per share for the years ended December 31 (in thousands, except per-share amounts):


                                                  1997                                   1996                                   1995
                   -----------------------------------    -----------------------------------    -----------------------------------
                                             PER-SHARE                              PER-SHARE                              PER-SHARE
                      INCOME       SHARES       AMOUNT       INCOME       SHARES       AMOUNT       INCOME       SHARES       AMOUNT
================== =========    =========    =========    =========    =========    =========    =========    =========    =========
BASIC EARNINGS
--------------
PER SHARE
---------
Income from
   continuing
   operations      $ 216,970                              $ 514,088                              $ 357,959
Preferred stock
   dividends         (87,736)                               (92,701)                               (92,703)
                   ---------                              ---------                              ---------

Earnings(loss)
   from continuing
   operations
   applicable to
   common stock      129,234      334,341    $     .39      421,387      323,782    $    1.30      265,256      318,073    $     .83
Discontinued
  operations, net   (606,625)                    (1.82)     183,733                       .56      152,992                       .48
Extraordinary
  gain(loss), net         --                        --      (29,836)                    (0.09)          --                        --
                   ---------                 ---------    ---------                 ---------    ---------                 ---------

Earnings(loss)
   applicable to
   common stock    $(477,391)                $   (1.43)   $ 575,284                 $    1.77    $ 418,248                 $    1.31
                   =========                 =========    =========                 =========    =========                 =========




DILUTED EARNINGS
----------------
PER SHARE
---------

Earnings(loss)
   from continuing
   operations
   applicable to
   common stock    $ 129,234      334,341                 $ 421,387      323,782                $  265,256      318,073

Dilutive effect of
  exercise of op-
  tions outstanding       --          575                        --          363                        --          158
Dilutive effect of
   convertible
   preferred stock        --           --                    34,164       28,068                        --           --
                   ---------    ---------                 ---------    ---------                 ---------    ---------

Earnings(loss) from
   continuing
   operations
   applicable
   to common stock   129,234      334,916    $     .39      455,551      352,213    $    1.29      265,256      318,231    $     .83
Discontinued
  operations, net   (606,625)                    (1.82)     183,733                       .52      152,992                       .48
Extraordinary
  gain(loss), net         --                        --      (29,836)                    (0.08)          --                        --
                   ---------                 ---------    ---------                 ---------    ---------                 ---------

Earnings(loss)
   applicable to
   common stock    $(477,391)                $   (1.43)   $ 609,448                 $    1.73    $ 418,248                 $    1.31
================== =========                 =========    =========                 =========    =========                 =========


   The following items were not included in the computation of diluted earnings per share because their effect was anti-dilutive for the years ended
December 31:


                                                        1997                   1996                   1995
====================================     ===================    ===================    ===================
Stock Options
   Number of shares                                      508                  1,188                  2,134
   Price range                           $ 26.000 - $ 29.625    $ 24.875 - $ 29.625    $ 22.000 - $ 31.125
   Expiration range                        8/21/98 - 12/1/07      3/31/97 - 8/18/00      8/16/96 - 4/28/03
Convertible Preferred Stock  $3.875
   Number of shares                                   33,186                 33,186                 33,186
   Dividends paid                        $            58,538    $            58,538    $            58,538
Convertible Preferred Stock  $3.00
   Number of shares                                   19,954                     --                 30,566
   Dividends paid                        $            29,199    $                --    $            34,165
------------------------------------     -------------------    -------------------    -------------------


Note 14    RETIREMENT PLANS AND POSTRETIREMENT BENEFITS
--------------------------------------------------------------------------------

   Occidental has various defined contribution retirement plans for its salaried, domestic union and nonunion hourly, and certain foreign national employees that provide for periodic contributions by Occidental based on plan-specific criteria, such as base pay, age level and/or employee contributions. Occidental contributed and expensed $53 million in both 1997 and 1996 and $58 million in 1995 under the provisions of these plans.
   Occidental provides medical and dental benefits and life insurance coverage for certain active, retired and disabled employees and their eligible dependents. Beginning in 1993, certain salaried participants pay for all medical cost increases in excess of increases in the Consumer Price Index (CPI). The benefits generally are funded by Occidental as the benefits are paid during the year. The cost of providing these benefits is based on claims filed and insurance premiums paid for the period. The total cost of these benefits was approximately $79 million in 1997, $89 million in 1996 and $78 million in 1995. The 1997, 1996 and 1995 costs included $31 million, $37 million and $17 million, respectively, for postretirement costs, as discussed below.
   Occidental's retirement and postretirement defined benefit plans are accrued based on various assumptions and discount rates, as described below. The actuarial assumptions used could change in the near term as a result of changes in expected future trends and other factors which, depending on the nature of the changes, could cause increases or decreases in the liabilities accrued.

RETIREMENT PLANS Pension costs for Occidental's defined benefit pension plans, determined by independent actuarial valuations, are funded by payments to trust funds, which are administered by independent trustees. The components of the net pension cost for 1997, 1996 and 1995 were as follows (in millions):



For the years ended December 31,                                  1997         1996         1995
=========================================================    =========    =========    =========
Service cost -- benefits earned during the period            $       8    $       9    $       9
Interest cost on projected benefit obligation                       25           23           23
Actual return on plan assets                                       (46)         (31)         (43)
Net amortization and deferral                                       26           21           32
Curtailments and settlements                                        (1)           1           12
                                                             ---------    ---------    ---------
Net pension cost                                             $      12    $      23    $      33
=========================================================    =========    =========    =========


   In 1997, 1996 and 1995, Occidental recorded adjustments to retained earnings of credits of $17 million, $8 million and $16 million, respectively, to reflect the net-of-tax difference between the additional liability required under pension accounting provisions and the corresponding intangible asset.
   The following table sets forth the defined benefit plans' funded status and amounts recognized in Occidental's consolidated balance sheets at December 31, 1997 and 1996 (in millions):


                                                                  1997                      1996
                                                ----------------------    ----------------------
                                                   ASSETS      ACCUMU-       ASSETS      ACCUMU-
                                                   EXCEED        LATED       EXCEED        LATED
                                                  ACCUMU-     BENEFITS      ACCUMU-     BENEFITS
                                                    LATED       EXCEED        LATED       EXCEED
Balance at December 31,                          BENEFITS       ASSETS     BENEFITS       ASSETS
===========================================     =========    =========    =========    =========
PRESENT VALUE OF THE ESTIMATED PENSION
   BENEFITS TO BE PAID IN THE FUTURE
   Vested benefits                              $     187    $      90    $      75    $     208
   Nonvested benefits                                  12            3            4           11
                                                ---------    ---------    ---------    ---------
      Accumulated benefit obligations                 199           93           79          219
   Effect of projected future salary
     increases(a)                                      13            6           12            9
                                                ---------    ---------    ---------    ---------
Total projected benefit obligations                   212           99           91          228
Plan assets at fair value                             231           65           95          169
                                                ---------    ---------    ---------    ---------
PROJECTED BENEFIT OBLIGATION IN EXCESS
   OF(LESS THAN) PLAN ASSETS                    $     (19)   $      34    $      (4)   $      59
===========================================     =========    =========    =========    =========
Projected benefit obligation in excess
  of (less than) plan assets                    $     (19)   $      34    $      (4)   $      59
Unrecognized net asset(obligation)                     (1)          (4)           1           (8)
Unrecognized prior service (cost) benefit              (3)          (4)          --           (9)
Unrecognized net gain (loss)                          (13)           5           (4)         (25)
Additional minimum liability(b)                        --            4           --           39
                                                ---------    ---------    ---------    ---------
PENSION LIABILITY(ASSET)                        $     (36)   $      35    $      (7)   $      56
===========================================     =========    =========    =========    =========


(a) The effect of salary increases related primarily to international salary-based plans.
(b) A related amount up to the limit allowable under SFAS No. 87 -- "Employers' Accounting for Pensions" has been included in other assets. Amounts exceeding such limits have been charged to retained earnings.

   The discount rate used in determining the actuarial present value of the projected benefit obligations was 7.5 percent in 1997 and 1996. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations was between 4.5 percent and 5.5 percent in both 1997 and 1996. The expected long-term rate of return on assets was 8 percent in 1997 and 1996.

POSTRETIREMENT BENEFITS The postretirement benefit obligation as of December 31, 1997 and 1996 was determined by application of the terms of medical and dental benefits and life insurance coverage, including the effect of established maximums on covered costs, together with relevant actuarial assumptions and health care cost trend rates projected at a CPI increase of 3 percent in 1997 and 1996 (except for union employees). For union employees, the health care cost trend rates were projected at annual rates ranging ratably from 8.5 percent in 1997 to 5 percent through the year 2004 and level thereafter. The effect of a 1 percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation by approximately $14 million in 1997; the annual service and interest costs would not be materially affected. The weighted average discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1997 and 1996 was 7.5 percent. Occidental's funding policy generally is to pay claims as they come due.
   The following table sets forth the postretirement plans' combined status, reconciled with the amounts included in the consolidated balance sheets at December 31, 1997 and 1996 (in millions):


Balance at December 31,                                             1997         1996
===========================================================    =========    =========
Accumulated postretirement benefit obligation
   Retirees                                                    $     220    $     255
   Fully eligible active plan participants                            48           49
   Other active plan participants                                     69           73
                                                               ---------    ---------
Total accumulated postretirement benefit obligation            $     337    $     377
                                                               =========    =========
Unfunded status                                                $     337    $     377
Unrecognized prior service cost                                       (2)          (5)
Unrecognized net gain (loss)                                          73           40
                                                               ---------    ---------
Accrued postretirement benefit cost                            $     408    $     412
===========================================================    =========    =========


   Net periodic postretirement benefit cost for 1997, 1996 and 1995 included the following components (in millions):


For the years ended December 31,                                           1997        1996         1995
==================================================================    =========   =========    =========
Service cost -- benefits attributed to service during the period      $       6   $       6    $       7
Interest cost on accumulated postretirement benefit obligation               27          29           34
Net amortization and deferral                                                 1           2            2
Curtailments and settlements                                                 (3)         --          (26)
                                                                      ---------   ---------    ---------
Net periodic postretirement benefit cost                              $      31   $      37    $      17
==================================================================    =========   =========    =========


Note 15    INVESTMENTS
--------------------------------------------------------------------------------

   Investments in companies, other than oil and gas exploration and production companies, in which Occidental has a voting stock interest of at least 20 percent, but not more than 50 percent, and certain partnerships are accounted for on the equity method. At December 31, 1997, Occidental's equity investments consisted primarily of a pipeline in the Dutch sector of the North Sea, an investment of approximately 30 percent in the common shares of CanadianOxy and various chemical partnerships and joint ventures. Equity investments paid dividends of $50 million, $48 million and $34 million to Occidental in 1997, 1996 and 1995, respectively. Cumulative undistributed earnings since acquisition, in the amount of $204 million, of 50-percent-or-less-owned companies have been accounted for by Occidental under the equity method. At December 31, 1997 and 1996, Occidental's investment in equity investees exceeded the historical underlying equity in net assets by approximately $226 million and $258 million, respectively, which is being amortized into income over periods not exceeding 40 years. The aggregate market value of the investment in CanadianOxy, based on the quoted market price for CanadianOxy common shares, was $910 million at December 31, 1997, compared with an aggregate book value of $263 million.
   Occidental and its subsidiaries' purchases from certain chemical partnerships were $232 million, $183 million and $192 million in 1997, 1996 and 1995, respectively. Occidental and its subsidiaries' sales to certain chemical partnerships were $328 million, $245 million and $263 million, in 1997, 1996 and 1995, respectively.

   The following table presents Occidental's proportional interest in the summarized financial information of its equity method investments (in millions):


For the years ended December 31,              1997         1996         1995
=====================================    =========    =========    =========
Revenues                                 $     959    $     849    $     764
Costs and expenses                             958          779          670
                                         ---------    ---------    ---------
Net income                               $       1    $      70    $      94
=====================================    =========    =========    =========

Balance at December 31,                       1997         1996
=====================================    =========    =========
Current assets                           $     297    $     257
Noncurrent assets                        $   1,564    $   1,108
Current liabilities                      $     252    $     156
Noncurrent liabilities                   $   1,113    $     657
Stockholders' equity                     $     496    $     552
-------------------------------------    ---------    ---------


   Investments also include certain cost method investments, in which Occidental owns less than 20 percent of the voting stock. At December 31, 1997, these investments consisted primarily of the shares in Clark (see Note 8).

Note 16    SUMMARIZED FINANCIAL INFORMATION OF WHOLLY-OWNED SUBSIDIARY
--------------------------------------------------------------------------------

   Occidental has guaranteed the payments of principal of, and interest on, certain publicly traded debt securities of its subsidiary, OXY USA Inc. (OXY
USA).
   The following table presents summarized financial information for OXY USA (in millions):


For the years ended December 31,                1997         1996         1995
=======================================    =========    =========    =========
Revenues                                   $   1,004    $     982    $     709
Costs and expenses                             1,004          882          778
                                           ---------    ---------    ---------
Net income (loss)                          $      --    $     100    $     (69)
=======================================    =========    =========    =========

Balance at December 31,                         1997         1996
=======================================    =========    =========
Current assets                             $     150    $     183
Intercompany receivable                    $      29(a) $     428
Noncurrent assets                          $   2,024    $   2,028
Current liabilities                        $     259    $     277
Interest bearing note to parent            $      89    $     105
Noncurrent liabilities                     $   1,106    $   1,221
Stockholders' equity                       $     749(a) $   1,036
---------------------------------------    ---------    ---------


(a) Includes effect of dividend distribution of an intercompany receivable.


Note 17    INDUSTRY SEGMENTS AND GEOGRAPHIC AREAS
--------------------------------------------------------------------------------

   Occidental conducts its continuing operations through two industry segments: oil and gas and chemical. The oil and gas segment explores for, develops, produces and markets crude oil and natural gas domestically and internationally. The chemical segment manufactures and markets, domestically and internationally, a variety of chlorovinyls (basic chemicals and polymers and plastics) specialty chemicals and petrochemicals.
   Earnings of industry segments and geographic areas exclude interest income, interest expense, unallocated corporate expenses, discontinued operations, extraordinary items and income from equity investments, but include gains from dispositions of segment and geographic area assets (see Note 4). Intersegment sales and transfers between geographic areas are made at prices approximating current market values and are not significant.
   Foreign income and other taxes and certain state taxes are included in segment earnings on the basis of operating results. U.S. federal income taxes are not allocated to segments except for amounts in lieu thereof that represent the tax effect of operating charges or credits resulting from purchase accounting adjustments which arise due to the implementation in 1992 of SFAS No. 109 -- "Accounting for Income Taxes."
   Identifiable assets are those assets used in the operations of the segments. Corporate assets consist of cash, short-term investments, certain corporate receivables, an intrastate pipeline, other assets and net assets of discontinued operations.

INDUSTRY SEGMENTS
In millions


                                                            Oil
                                                        and Gas     Chemical    Corporate        Total
==================================================    =========    =========    =========    =========
YEAR ENDED DECEMBER 31, 1997
   TOTAL REVENUES                                     $   3,680    $   4,353    $      68    $   8,101
                                                      =========    =========    =========    =========
   Pretax operating profit (loss)(a,b)                $     664    $     497    $    (633)   $     528
   Income taxes                                            (263)         (26)         (22)        (311)
   Discontinued operations, net                              --           --         (607)        (607)
                                                      ---------    ---------    ---------    ---------
   NET INCOME (LOSS)                                  $     401(c) $     471(d) $  (1,262)(e)$    (390)
                                                      =========    =========    =========    =========
   Property, plant and equipment additions, net(f)    $   1,040    $     396    $       3    $   1,439
                                                      =========    =========    =========    =========
   Depreciation, depletion and amortization           $     528    $     261    $      33    $     822
                                                      =========    =========    =========    =========
   TOTAL ASSETS                                       $   4,789    $   5,486    $   5,007    $  15,282
==================================================    =========    =========    =========    =========
YEAR ENDED DECEMBER 31, 1996
   TOTAL REVENUES                                     $   3,695    $   4,484    $     133    $   8,312
                                                      =========    =========    =========    =========
   Pretax operating profit (loss)(a,b)                $     739    $     683    $    (566)   $     856
   Income taxes                                            (259)         (15)         (68)        (342)
   Discontinued operations, net                              --           --          184          184
   Extraordinary gain (loss), net                            --           --          (30)         (30)
                                                      ---------    ---------    ---------    ---------
   NET INCOME (LOSS)                                  $     480(g) $     668(h) $    (480)(i)$     668
                                                      =========    =========    =========    =========
   Property, plant and equipment additions, net(f)    $     651    $     262    $      14    $     927
                                                      =========    =========    =========    =========
   Depreciation, depletion and amortization           $     493    $     236    $      32    $     761
                                                      =========    =========    =========    =========
   TOTAL ASSETS                                       $   4,496    $   5,429    $   5,056    $  14,981
==================================================    =========    =========    =========    =========
YEAR ENDED DECEMBER 31, 1995
   TOTAL REVENUES                                     $   3,043    $   5,410    $     180    $   8,633
                                                      =========    =========    =========    =========
   Pretax operating profit (loss)(a,b)                $     211    $   1,107    $    (647)   $     671
   Income taxes                                            (166)         (27)        (120)        (313)
   Discontinued operations, net                              --           --          153          153
                                                      ---------    ---------    ---------    ---------
   NET INCOME (LOSS)                                  $      45(j) $   1,080(k) $    (614)   $     511
                                                      =========    =========    =========    =========
   Property, plant and equipment additions, net(f)    $     480    $     243    $      11    $     734
                                                      =========    =========    =========    =========
   Depreciation, depletion and amortization           $     451    $     262    $      55    $     768
                                                      =========    =========    =========    =========
   TOTAL ASSETS                                       $   4,594    $   5,181    $   5,567    $  15,342
==================================================    =========    =========    =========    =========


(a) Research and development costs were $16 million in 1997 and 1996 and $21 million in 1995.
(b) Divisional earnings include charges and credits in lieu of U.S. federal income taxes. In 1997, the amounts allocated to the divisions were credits of $13 million and $26 million in oil and gas and chemical, respectively. In 1996, the amounts allocated to the divisions were credits of $15 million and $26 million in oil and gas and chemical, respectively. In 1995, the amounts allocated to the divisions were credits of $16 million and $27 million in oil and gas and chemical, respectively.
(c) Includes pretax charges of $256 million for the write-down of various nonstrategic and impaired assets including assets expected to be sold and related costs and additional environmental and other reserves.
(d) Includes pretax charges of $147 million related to additional environmental matters and the write-down of various idled assets.
(e) Includes a pretax charge of $75 million for the extinguishment of existing liabilities and open-ended financial commitments under employment agreements with two senior executives and an after-tax charge of $750 million for the discontinued natural gas transmission operation.
(f) Excludes acquisitions of other businesses of $29 million in chemical in 1997, $58 million in chemical in 1996 and $11 million in oil and gas in 1995. Includes capitalized interest of $14 million in 1997, $5 million in 1996 and $4 million in 1995.
(g) Includes a charge of $105 million for the write-down of investment in the Republic of Komi.
(h) Includes a pretax gain of $170 million related to favorable litigation settlements and a charge of $75 million for additional environmental reserves, and the related state tax effects.
(i) Includes a $100 million reduction in the deferred tax asset valuation allowance.
(j) Includes charges of $109 million for settlement of litigation and $95 million for reorganization costs.
(k) Includes a pretax gain of $40 million from the sale of a PVC facility at Addis, Louisiana.

GEOGRAPHIC AREAS(a,b)
In millions


                                                        Other
                                          United      Western      Eastern
                                          States   Hemisphere   Hemisphere    Corporate        Total
===================================    =========    =========    =========    =========    =========
YEAR ENDED DECEMBER 31, 1997
   TOTAL REVENUES                      $   6,261(c) $     678    $   1,094    $      68    $   8,101
                                       =========    =========    =========    =========    =========
   Geographic earnings (loss) before
     taxes                             $     564    $     191    $     406    $    (633)   $     528
   Income taxes                              (18)         (64)        (207)         (22)        (311)
   Discontinued operations, net               --           --           --         (607)        (607)
                                       ---------    ---------    ---------    ---------    ---------
   NET INCOME (LOSS)                   $     546    $     127    $     199    $  (1,262)   $    (390)
                                       =========    =========    =========    =========    =========
   TOTAL ASSETS                        $   7,584    $     997    $   1,694    $   5,007    $  15,282
===================================    =========    =========    =========    =========    =========
YEAR ENDED DECEMBER 31, 1996
   TOTAL REVENUES                      $   6,379(c) $     769    $   1,031    $     133    $   8,312
                                       =========    =========    =========    =========    =========
   Geographic earnings (loss) before
     taxes                             $     922    $     260    $     240    $    (566)   $     856
   Income taxes                              (15)         (90)        (169)         (68)        (342)
   Discontinued operations, net               --           --           --          184          184
   Extraordinary gain (loss), net             --           --           --          (30)         (30)
                                       ---------    ---------    ---------    ---------    ---------
   NET INCOME (LOSS)                   $     907    $     170    $      71    $    (480)   $     668
                                       =========    =========    =========    =========    =========
   TOTAL ASSETS                        $   7,659    $     897    $   1,369    $   5,056    $  14,981
===================================    =========    =========    =========    =========    =========
YEAR ENDED DECEMBER 31, 1995
   TOTAL REVENUES                      $   6,985(c) $     672    $     796    $     180    $   8,633
                                       =========    =========    =========    =========    =========
   Geographic earnings (loss) before
     taxes                             $     913    $     182    $     223    $    (647)   $     671
   Income taxes                              (24)         (56)        (113)        (120)        (313)
   Discontinued operations, net               --           --           --          153          153
                                       ---------    ---------    ---------    ---------    ---------
   NET INCOME (LOSS)                   $     889    $     126    $     110    $    (614)   $     511
                                       =========    =========    =========    =========    =========
   TOTAL ASSETS                        $   7,446    $     783    $   1,546    $   5,567    $  15,342
===================================    =========    =========    =========    =========    =========


(a) Included in the consolidated balance sheets were liabilities of approximately $336 million, $254 million and $285 million at December 31, 1997, 1996 and 1995, respectively, which pertained to operations based outside the United States and Canada.
(b) Investments in foreign countries are subject to the actions of those countries, which could significantly affect Occidental's operations and investments in those countries.
(c) Includes export sales, consisting of chemical products, of approximately $438 million, $673 million and $1.039 billion in 1997, 1996 and 1995, respectively.

Note 18   COSTS AND RESULTS OF OIL AND GAS PRODUCING ACTIVITIES
--------------------------------------------------------------------------------

   Capitalized costs relating to oil and gas producing activities and related accumulated depreciation, depletion and amortization, were as follows (in millions):


                                                                            Other
                                                              United      Western      Eastern        Total
                                                              States   Hemisphere   Hemisphere    Worldwide
=======================================================    =========    =========    =========    =========
DECEMBER 31, 1997
   Proved properties                                       $   4,806    $   1,765    $   1,801    $   8,372
   Unproved properties                                            71           12           80          163
                                                           ---------    ---------    ---------    ---------
   TOTAL PROPERTY COSTS(a)                                     4,877        1,777        1,881        8,535
   Support facilities                                             13          143           60          216
                                                           ---------    ---------    ---------    ---------
   TOTAL CAPITALIZED COSTS                                     4,890        1,920        1,941        8,751
   Accumulated depreciation, depletion and amortization       (2,916)      (1,390)        (685)      (4,991)
                                                           ---------    ---------    ---------    ---------
NET CAPITALIZED COSTS                                      $   1,974    $     530    $   1,256    $   3,760
                                                           =========    =========    =========    =========
Share of equity investees' net capitalized costs(b)        $      84    $     432    $     133    $     649
=======================================================    =========    =========    =========    =========
DECEMBER 31, 1996
   Proved properties                                       $   4,695    $   1,891    $   1,274    $   7,860
   Unproved properties                                            64           33           97          194
                                                           ---------    ---------    ---------    ---------
   TOTAL PROPERTY COSTS(a)                                     4,759        1,924        1,371        8,054
   Support facilities                                             11          125           54          190
                                                           ---------    ---------    ---------    ---------
   TOTAL CAPITALIZED COSTS                                     4,770        2,049        1,425        8,244
   Accumulated depreciation, depletion and amortization       (2,760)      (1,554)        (522)      (4,836)
                                                           ---------    ---------    ---------    ---------
NET CAPITALIZED COSTS                                      $   2,010    $     495    $     903    $   3,408
                                                           =========    =========    =========    =========
Share of equity investees' net capitalized costs(b)        $      76    $      80    $     152    $     308
=======================================================    =========    =========    =========    =========
DECEMBER 31, 1995
   Proved properties                                       $   4,614    $   1,754    $   1,224    $   7,592
   Unproved properties                                            78           36          184          298
                                                           ---------    ---------    ---------    ---------
   TOTAL PROPERTY COSTS(a)                                     4,692        1,790        1,408        7,890
   Support facilities                                             21          119           50          190
                                                           ---------    ---------    ---------    ---------
   TOTAL CAPITALIZED COSTS                                     4,713        1,909        1,458        8,080
   Accumulated depreciation, depletion and amortization       (2,680)      (1,474)        (381)      (4,535)
                                                           ---------    ---------    ---------    ---------
NET CAPITALIZED COSTS                                      $   2,033    $     435    $   1,077    $   3,545
                                                           =========    =========    =========    =========
Share of equity investees' net capitalized costs(b)        $      68    $      66    $     164    $     298
=======================================================    =========    =========    =========    =========


(a) Includes costs related to leases, exploration costs, lease and well equipment, pipelines and terminals, gas plants and other equipment.
(b)     Excludes amounts applicable to synthetic fuels.

   Costs incurred relating to oil and gas producing activities, whether capitalized or expensed, were as follows (in millions):


                                                        Other
                                          United      Western      Eastern        Total
                                          States   Hemisphere   Hemisphere    Worldwide
===================================    =========    =========    =========    =========
DECEMBER 31, 1997
   Acquisition of properties
      Proved                           $      50    $      --    $      50    $     100
      Unproved                                41           --           --           41
   Exploration costs                          19           37          122          178
   Development costs                         270          102          443          815
                                       ---------    ---------    ---------    ---------
                                       $     380    $     139    $     615    $   1,134
                                       =========    =========    =========    =========
Share of equity investees' costs       $      35    $     514    $      51    $     600
===================================    =========    =========    =========    =========
DECEMBER 31, 1996
   Acquisition of properties
      Proved                           $       8    $      --    $      28    $      36
      Unproved                                 9           --           --            9
   Exploration costs                          30           55           80          165
   Development costs                         212          118          244          574
                                       ---------    ---------    ---------    ---------
                                       $     259    $     173    $     352    $     784
                                       =========    =========    =========    =========
Share of equity investees' costs       $      35    $      36    $      54    $     125
===================================    =========    =========    =========    =========
DECEMBER 31, 1995
   Acquisition of properties
      Proved                           $       4    $      --    $      55    $      59
      Unproved                                 7           --            4           11
   Exploration costs                          29           34           70          133
   Development costs                         173          110          118          401
                                       ---------    ---------    ---------    ---------
                                       $     213    $     144    $     247    $     604
                                       =========    =========    =========    =========
Share of equity investees' costs       $      28    $      23    $      25    $      76
===================================    =========    =========    =========    =========

   The results of operations of Occidental's oil and gas producing activities, which exclude oil trading activities and items such as asset dispositions, corporate overhead and interest, were as follows (in millions):


                                                                              Other
                                                                            Western      Eastern
                                                                United        Hemi-        Hemi-        Total
                                                                States       sphere(a)    sphere    Worldwide
========================================================     =========    =========    =========    =========
FOR THE YEAR ENDED DECEMBER 31, 1997
   Revenues                                                  $     920    $     478    $     969(b) $   2,367
   Production costs                                                246          154          172          572
   Exploration expenses                                             17           19           83          119
   Other operating expenses                                         50           49          105          204
   Other expense -- asset write-downs                              132           --           --          132
   Depreciation, depletion and amortization                        246(c)        85          178          509
                                                             ---------    ---------    ---------    ---------
   PRETAX INCOME (LOSS)                                            229          171          431          831
   Income tax expense (benefit)(d)                                  46           56          206(b)       308
                                                             ---------    ---------    ---------    ---------
   RESULTS OF OPERATIONS                                     $     183    $     115    $     225    $     523
                                                             =========    =========    =========    =========
   Share of equity investees' results of operations          $       8    $      (4)   $      25    $      29
========================================================     =========    =========    =========    =========

FOR THE YEAR ENDED DECEMBER 31, 1996
   Revenues                                                  $     906    $     571    $     912(b) $   2,389
   Production costs                                                241          157          184          582
   Exploration expenses                                             25           28           67          120
   Other operating expenses                                         49           51          124          224
   Other expense -- write-down of investment in Komi                --           --          105          105
   Depreciation, depletion and amortization                        234(c)        83          164          481
                                                             ---------    ---------    ---------    ---------
   PRETAX INCOME (LOSS)                                            357          252          268          877
   Income tax expense (benefit)(d)                                  81           89          169(b)       339
                                                             ---------    ---------    ---------    ---------
   RESULTS OF OPERATIONS                                     $     276    $     163    $      99    $     538
                                                             =========    =========    =========    =========
   Share of equity investees' results of operations          $       8    $       3    $      25    $      36
========================================================     =========    =========    =========    =========

FOR THE YEAR ENDED DECEMBER 31, 1995
   Revenues                                                  $     702    $     467    $     679(b) $   1,848
   Production costs                                                238          157          141          536
   Exploration expenses                                             22           30           54          106
   Other operating expenses                                         51           67          118          236
   Depreciation, depletion and amortization                        249(c)        69          128          446
                                                             ---------    ---------    ---------    ---------
   PRETAX INCOME (LOSS)                                            142          144          238          524
   Income tax expense (benefit)(d)                                  16           52          113(b)       181
                                                             ---------    ---------    ---------    ---------
   RESULTS OF OPERATIONS(e)                                  $     126    $      92    $     125    $     343
                                                             =========    =========    =========    =========
   Share of equity investees' results of operations          $       6    $       1    $      25    $      32
========================================================     =========    =========    =========    =========


(a) Includes amounts applicable to operating interests in which Occidental receives an agreed-upon fee per barrel of crude oil produced.
(b) Revenues and income tax expense include taxes owed by Occidental but paid by governmental entities on its behalf.
(c) Includes a credit of $13 million, $15 million and $16 million in 1997, 1996 and 1995, respectively, under the method of allocating amounts in lieu of taxes.
(d) U.S. federal income taxes reflect expense allocations related to oil and gas activities, including allocated interest and corporate overhead. Foreign income taxes were included in geographic areas on the basis of operating results.
(e) The 1995 amounts have been restated as a result of cost reclassifications to be on a consistent basis with 1997 and 1996. The new presentation reflects the current cost structure of the oil and gas producing activities of Occidental.

Note 19   SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

   On January 31, 1998 Occidental completed the sale of MidCon as discussed in
Note 4.
   In February 1998, Occidental announced that it will redeem in March 1998, all of the 15,106,444 outstanding voting and nonvoting shares of its $3.875 preferred stock at a call price of $51.9375 per share plus accumulated and unpaid dividends to but not including the redemption date. Each share of preferred stock is convertible at the option of the holder, until the close of business on the redemption date, into approximately 2.2 shares of Occidental common stock. If all the shares of preferred stock were converted into common stock, Occidental would issue approximately 33.2 million shares of common stock.
   Also in February 1998, Occidental sold its entire interest in an oilfield development project in Venezuela for approximately $205 million cash plus contingent payments of up to $90 million over six years based on oil prices. The gain on the sale was not material.
   On February 5, 1998, Occidental acquired the U.S. government's 78 percent interest in the Elk Hills field for $3.5 billion. The Elk Hills field acquisition was funded using a portion of the proceeds from the sale of MidCon, together with proceeds of commercial paper borrowings.
   From January 1, 1998 through February 16, 1998 Occidental repurchased 6.1 million shares of its common stock under the common stock repurchase program. See Note 12 for a discussion of the common stock repurchase program.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

To the Stockholders and Board of Directors, Occidental Petroleum Corporation:

   We have audited the accompanying consolidated balance sheets of OCCIDENTAL PETROLEUM CORPORATION (a Delaware corporation) and consolidated subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997 (included on pages 29 through 56). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Occidental Petroleum Corporation and consolidated subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP
Los Angeles, California
February 16, 1998

1997 QUARTERLY FINANCIAL DATA (Unaudited)       Occidental Petroleum Corporation
In millions, except per-share amounts                           and Subsidiaries



Three months ended                 MARCH 31      JUNE 30     SEPTEMBER 30     DECEMBER 31    TOTAL YEAR
==============================    =========    =========     ============     ===========    ==========
Divisional net sales
   Oil and gas                    $     842    $   1,055        $     883       $     887     $   3,667
   Chemical                           1,075        1,103            1,124           1,047         4,349
                                  ---------    ---------        ---------       ---------     ---------
Net sales                         $   1,917    $   2,158        $   2,007       $   1,934     $   8,016
                                  =========    =========        =========       =========     =========

Gross profit                      $     589    $     554        $     560       $     469     $   2,172
                                  =========    =========        =========       =========     =========
Divisional earnings
   Oil and gas                    $     228    $     133        $     136       $     (96)    $     401
   Chemical                              92          184              223             (28)          471
                                  ---------    ---------        ---------       ---------     ---------
                                        320          317              359            (124)          872
Unallocated corporate items
   Interest expense, net               (101)        (101)            (100)           (105)         (407)
   Income taxes                         (85)         (62)             (17)            104           (60)
   Other                                 (7)         (16)            (112)            (53)         (188)
                                  ---------    ---------        ---------       ---------     ---------
Income (loss) from continuing
   operations                           127          138              130            (178)          217
Discontinued operations, net             52           20               27            (706)         (607)
Extraordinary gain(loss), net            --           --               --              --            --
                                  ---------    ---------        ---------       ---------     ---------
Net income (loss)                 $     179    $     158        $     157(a)    $    (884)(b) $    (390)
                                  =========    =========        =========       =========     =========

Basic earnings per common
  share
   Income (loss) from
     continuing operations        $     .32    $     .35        $     .32       $    (.58)    $     .39
   Discontinued operations,
     net                                .16          .06              .08           (2.07)        (1.82)
   Extraordinary gain (loss),
     net                                 --           --               --              --            --
                                  ---------    ---------        ---------       ---------     ---------
Basic earnings (loss) per
  common share                    $     .48    $     .41        $     .40       $   (2.65)    $   (1.43)
                                  =========    =========        =========       =========     =========

Diluted earnings per common
  share
   Income (loss) from
     continuing operations        $     .31    $     .34        $     .31       $    (.58)    $     .39
   Discontinued operations,
     net                                .15          .05              .07           (2.07)        (1.82)
   Extraordinary gain (loss),
     net                                 --           --               --              --            --
                                  ---------    ---------        ---------       ---------     ---------
Diluted earnings (loss) per
   common share                   $     .46    $     .39        $     .38       $   (2.65)    $   (1.43)
                                  =========    =========        =========       =========     =========

Dividends per common share        $     .25    $     .25        $     .25       $     .25     $    1.00
                                  =========    =========        =========       =========     =========

Market price per common share
   High                           $  26 3/4    $  25 7/8        $  26 1/4       $  30 3/4
   Low                            $  23 1/8    $  21 3/4        $  23 3/8       $  25 7/8
==============================    =========    =========        =========       =========


(a) Includes a pretax charge of $75 million for the extinguishment of existing liabilities and open-ended financial commitments under employment agreements with two senior executives.
(b) Includes pretax charges of $256 million for the write-down of various nonstrategic and impaired assets including assets expected to be sold and related costs and additional environmental and other reserves in the oil and gas division, $147 million related to additional environmental matters and the write-down of various idled assets in the chemical division and an after-tax charge of $750 million for the discontinued natural gas transmission operation.

1996 QUARTERLY FINANCIAL DATA (Unaudited)       Occidental Petroleum Corporation
In millions, except per-share amounts                           and Subsidiaries



Three months ended                 MARCH 31      JUNE 30     SEPTEMBER 30     DECEMBER 31    TOTAL YEAR
==============================    =========    =========     ============     ===========    ==========
Divisional net sales
   Oil and gas                    $     753    $     879        $   1,149       $     899     $   3,680
   Chemical                           1,068        1,058            1,084           1,097         4,307
                                  ---------    ---------        ---------       ---------     ---------
Net sales                         $   1,821    $   1,937        $   2,233       $   1,996     $   7,987
                                  =========    =========        =========       =========     =========

Gross profit                      $     481    $     544        $     550       $     616     $   2,191
                                  =========    =========        =========       =========     =========
Divisional earnings
   Oil and gas                    $     161    $     144        $      20       $     155     $     480
   Chemical                             118          212              228             110           668
                                  ---------    ---------        ---------       ---------     ---------
                                        279          356              248             265         1,148
Unallocated corporate items
   Interest expense, net               (132)        (113)            (107)           (102)         (454)
   Income taxes                         (44)         (83)              36             (18)         (109)
   Other                                (17)         (11)             (13)            (30)          (71)
                                  ---------    ---------        ---------       ---------     ---------
Income (loss) from continuing
   operations                            86          149              164             115           514
Discontinued operations, net             78           32               30              44           184
Extraordinary gain(loss), net           (30)          --               --              --           (30)
                                  ---------    ---------        ---------       ---------     ---------
Net income (loss)                 $     134    $     181(a)     $     194(b)    $     159     $     668
                                  =========    =========        =========       =========     =========

Basic earnings per common
  share
   Income (loss) from
     continuing operations        $     .20    $     .39        $     .44       $     .28     $    1.30
   Discontinued operations,
     net                                .24          .10              .09             .13           .56
   Extraordinary gain (loss),
     net                               (.09)          --               --              --          (.09)
                                  ---------    ---------        ---------       ---------     ---------
Basic earnings (loss) per
  common share                    $     .35    $     .49        $     .53       $     .41     $    1.77
                                  =========    =========        =========       =========     =========

Diluted earnings per common
  share
   Income (loss) from
     continuing operations        $     .20    $     .39        $     .42       $     .28     $    1.29
   Discontinued operations,
     net                                .24          .09              .09             .13           .52
   Extraordinary gain (loss),
     net                               (.09)          --               --              --          (.08)
                                  ---------    ---------        ---------       ---------     ---------
Diluted earnings (loss) per
   common share                   $     .35    $     .48        $     .51       $     .41     $    1.73
                                  =========    =========        =========       =========     =========

Dividends per common share        $     .25    $     .25        $     .25       $     .25     $    1.00
                                  =========    =========        =========       =========     =========

Market price per common share
   High                           $  27        $  27 1/4        $  25 7/8       $  25 5/8
   Low                            $  20 1/8    $  24 1/4        $  21 1/2       $  20 1/2
==============================    =========    =========        =========       =========


(a) Includes a $130 million benefit related to a favorable litigation settlement, and a charge of $75 million for additional environmental reserves relating to various existing sites, and the related state tax effects in the chemical division.
(b) Includes a charge of $105 million for the write-down of an investment in an oil and gas project in the Republic of Komi, a $40 million benefit related to a favorable litigation settlement in the chemical division and a $100 million benefit for a reduction in the deferred tax asset valuation allowance.

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

   The following tables set forth Occidental's net interests in quantities of proved developed and undeveloped reserves of crude oil, condensate and natural gas and changes in such quantities. Crude oil reserves include condensate. The reserves are stated after applicable royalties. Estimates of reserves have been made by Occidental engineers. These estimates include reserves in which Occidental holds an economic interest under service contracts and other arrangements.

RESERVES
Oil in millions of barrels, natural gas in billions of cubic feet


                                                                          Other
                                               United                   Western                   Eastern                     Total
                                               States                Hemisphere                Hemisphere                 Worldwide
                               ----------------------    ----------------------    ----------------------    ----------------------
                                     Oil          Gas          Oil(a)       Gas          Oil          Gas          Oil          Gas
===========================    =========    =========    =========    =========    =========    =========    =========    =========
PROVED DEVELOPED AND
  UNDEVELOPED RESERVES

BALANCE AT DECEMBER 31, 1994         218        1,979          418           --          282          354          918        2,333
   Revisions of previous
     estimates                         6           25           14           --           51          (14)          71           11
   Improved recovery                   6            6           24           --           12           --           42            6
   Extensions and
     discoveries                       5           35            8           --           12          373           25          408
   Purchases of proved
     reserves                         --            4           --           --           --            9           --           13
   Sales of proved
     reserves                        (16)(b)       (5)          --           --           (9)(b)      (37)         (25)         (42)
   Production                        (23)        (223)         (47)          --          (31)         (46)        (101)        (269)
----------------------------   ---------    ---------    ---------    ---------    ---------    ---------    ---------    ---------
BALANCE AT DECEMBER 31, 1995         196        1,821          417           --          317          639          930        2,460
   Revisions of
     previous estimates               11           26          (19)          --           77          200           69          226
   Improved recovery                   1           --           --           --           18           --           19           --
   Extensions and
     discoveries                      16          105            3           --           11           40           30          145
   Purchases of proved
     reserves                          1           18           --           --           --            3            1           21
   Sales of proved
     reserves                         (1)          (6)          --           --          (46)          --          (47)          (6)
   Production                        (21)        (220)         (47)          --          (37)         (42)        (105)        (262)
----------------------------   ---------    ---------    ---------    ---------    ---------    ---------    ---------    ---------
BALANCE AT DECEMBER 31, 1996         203        1,744          354           --          340          840          897        2,584
   Revisions of
     previous estimates               (1)          23            3           --           14           (2)          16           21
   Improved recovery                  11           --           --           --            2           --           13           --
   Extensions and
     discoveries                       6           58           --           --           34           22           40           80
   Purchases of
     proved reserves                   1           38           --           --           36           10           37           48
   Sales of proved
     reserves                         (2)         (10)          --           --           --           (7)          (2)         (17)
   Production                        (21)        (218)         (41)          --          (39)         (40)        (101)        (258)
----------------------------   ---------    ---------    ---------    ---------    ---------    ---------    ---------    ---------
BALANCE AT DECEMBER 31, 1997         197        1,635          316           --          387          823          900        2,458
============================   =========    =========    =========    =========    =========    =========    =========    =========

PROPORTIONAL
  INTEREST IN EQUITY
  INVESTEES' RESERVES

   December 31, 1994                   5           32           11           84           25           46           41          162
                               =========    =========    =========    =========    =========    =========    =========    =========
   December 31, 1995                   5           36           12           81           21           39           38          156
                               =========    =========    =========    =========    =========    =========    =========    =========
   December 31, 1996                   5           47           14           77           20           30           39          154
                               =========    =========    =========    =========    =========    =========    =========    =========
   DECEMBER 31, 1997                   5           45           45          168           27           25           77          238
============================   =========    =========    =========    =========    =========    =========    =========    =========


See footnotes on following page.

RESERVES continued
Oil in millions of barrels, natural gas in billions of cubic feet


                                                                       Other
                                            United                   Western                   Eastern                     Total
                                            States                Hemisphere                Hemisphere                 Worldwide
                            ----------------------    ----------------------    ----------------------    ----------------------
                                  Oil          Gas          Oil(a)       Gas          Oil          Gas          Oil          Gas
========================    =========    =========    =========    =========    =========    =========    =========    =========
PROVED DEVELOPED
  RESERVES

   December 31, 1994              169        1,851          258           --          173          264          600        2,115
                            =========    =========    =========    =========    =========    =========    =========    =========
   December 31, 1995              149        1,747          283           --          195          235          627        1,982
                            =========    =========    =========    =========    =========    =========    =========    =========
   December 31, 1996              153        1,677          260           --          213          205          626        1,882
                            =========    =========    =========    =========    =========    =========    =========    =========
   DECEMBER 31, 1997              151        1,571          235           --          251          207          637        1,778
========================    =========    =========    =========    =========    =========    =========    =========    =========
PROPORTIONAL
  INTEREST IN EQUITY
  INVESTEES' RESERVES

   December 31, 1994                4           27            7           77           24           38           35          142
                            =========    =========    =========    =========    =========    =========    =========    =========
   December 31, 1995                5           30           10           75           16           31           31          136
                            =========    =========    =========    =========    =========    =========    =========    =========
   December 31, 1996                4           41           13           69           15           25           32          135
                            =========    =========    =========    =========    =========    =========    =========    =========
   DECEMBER 31, 1997                4           31           38          140           21           20           63          191
========================    =========    =========    =========    =========    =========    =========    =========    =========


(a) Portions of these reserves are being produced pursuant to exclusive service contracts.
(b) Includes approximately 14 million and 6 million barrels of oil (which approximate 17.7 million barrels of WTI-equivalent oil) in the United States and Eastern Hemisphere, respectively, associated with the advance sale of crude oil (see Note 8).

STANDARDIZED MEASURE, INCLUDING YEAR-TO-YEAR CHANGES THEREIN, OF DISCOUNTED FUTURE NET CASH FLOWS For purposes of the following disclosures, estimates were made of quantities of proved reserves and the periods during which they are expected to be produced. Future cash flows were computed by applying year-end prices to Occidental's share of estimated annual future production from proved oil and gas reserves, net of royalties. Future development and production costs were computed by applying year-end costs to be incurred in producing and further developing the proved reserves. Future income tax expenses were computed by applying, generally, year-end statutory tax rates (adjusted for permanent differences, tax credits, allowances and foreign income repatriation considerations) to the estimated net future pretax cash flows. The discount was computed by application of a 10 percent discount factor. The calculations assumed the continuation of existing economic, operating and contractual conditions at each of December 31, 1997, 1996 and 1995. However, such arbitrary assumptions have not necessarily proven to be the case in the past. Other assumptions of equal validity would give rise to substantially different results.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
In millions


                                                                           Other
                                                                         Western      Eastern
                                                             United        Hemi-        Hemi-        Total
                                                             States       sphere(a)    sphere    Worldwide
======================================================    =========    =========    =========    =========
AT DECEMBER 31, 1997
   Future cash flows                                      $   7,462    $   3,335    $   7,197    $  17,994
   Future costs
      Production costs and other operating expenses          (2,863)      (1,661)      (3,172)      (7,696)
      Development costs(b)                                     (456)        (230)      (1,485)      (2,171)
                                                          ---------    ---------    ---------    ---------
   FUTURE NET CASH FLOWS BEFORE INCOME TAXES                  4,143        1,444        2,540        8,127
   Future income tax expense                                 (1,246)        (458)        (249)      (1,953)
                                                          ---------    ---------    ---------    ---------
   FUTURE NET CASH FLOWS                                      2,897          986        2,291        6,174
   Ten percent discount factor                               (1,215)        (352)        (917)      (2,484)
                                                          ---------    ---------    ---------    ---------
   STANDARDIZED MEASURE                                       1,682          634        1,374        3,690
   Share of equity investees' standardized measure               89          202          179          470
                                                          ---------    ---------    ---------    ---------
                                                          $   1,771    $     836    $   1,553    $   4,160
======================================================    =========    =========    =========    =========

AT DECEMBER 31, 1996
   Future cash flows                                      $   8,887    $   4,642    $   8,399    $  21,928
   Future costs
      Production costs and other operating expenses          (3,296)      (1,853)      (3,139)      (8,288)
      Development costs(b)                                     (514)        (289)      (1,184)      (1,987)
                                                          ---------    ---------    ---------    ---------
   FUTURE NET CASH FLOWS BEFORE INCOME TAXES                  5,077        2,500        4,076       11,653
   Future income tax expense                                 (1,646)        (875)        (457)      (2,978)
                                                          ---------    ---------    ---------    ---------
   FUTURE NET CASH FLOWS                                      3,431        1,625        3,619        8,675
   Ten percent discount factor                               (1,462)        (555)      (1,418)      (3,435)
                                                          ---------    ---------    ---------    ---------
   STANDARDIZED MEASURE                                       1,969        1,070        2,201        5,240
   Share of equity investees' standardized measure              117          104          234          455
                                                          ---------    ---------    ---------    ---------
                                                          $   2,086    $   1,174    $   2,435    $   5,695
======================================================    =========    =========    =========    =========

AT DECEMBER 31, 1995
   Future cash flows                                      $   6,110    $   4,206    $   5,639    $  15,955
   Future costs
      Production costs and other operating expenses          (2,479)      (1,824)      (2,303)      (6,606)
      Development costs(b)                                     (496)        (269)        (689)      (1,454)
                                                          ---------    ---------    ---------    ---------
   FUTURE NET CASH FLOWS BEFORE INCOME TAXES                  3,135        2,113        2,647        7,895
   Future income tax expense                                   (916)        (655)        (234)      (1,805)
                                                          ---------    ---------    ---------    ---------
   FUTURE NET CASH FLOWS                                      2,219        1,458        2,413        6,090
   Ten percent discount factor                                 (979)        (564)        (957)      (2,500)
                                                          ---------    ---------    ---------    ---------
   STANDARDIZED MEASURE                                       1,240          894        1,456        3,590
   Share of equity investees' standardized measure               76           53          239          368
                                                          ---------    ---------    ---------    ---------

                                                          $   1,316    $     947    $   1,695    $   3,958
======================================================    =========    =========    =========    =========


(a) Includes amounts applicable to operating interests in which Occidental receives an agreed-upon fee per barrel of crude oil produced.
(b)     Includes dismantlement and abandonment costs.

CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE
NET CASH FLOWS FROM PROVED RESERVE QUANTITIES
In millions


For the years ended December 31,                                              1997         1996         1995
=====================================================================    =========    =========    =========
BEGINNING OF YEAR                                                        $   5,240    $   3,590    $   3,302
                                                                         ---------    ---------    ---------

   Sales and transfers of oil and gas produced, net of production
     costs and other operating expenses                                     (1,561)      (1,640)      (1,169)
   Net change in prices received per barrel, net of production
     costs and other operating expenses                                     (2,071)       2,604          672
   Extensions, discoveries and improved recovery, net of future
     production and development costs                                          379          576          170
   Change in estimated future development costs                               (455)        (620)        (110)
   Revisions of quantity estimates                                             132          863          394
   Development costs incurred during the period                                798          573          401
   Accretion of discount                                                       498          305          369
   Net change in income taxes                                                  795         (655)        (195)
   Purchases and sales of reserves in place, net                                92         (403)        (247)
   Changes in production rates and other                                      (157)          47            3
                                                                         ---------    ---------    ---------
NET CHANGE                                                                  (1,550)       1,650          288
                                                                         ---------    ---------    ---------
END OF YEAR                                                              $   3,690    $   5,240    $   3,590
=====================================================================    =========    =========    =========


   The information set forth below does not include information with respect to operations of equity investees.
   The following table sets forth, for each of the three years in the period ended December 31, 1997, Occidental's approximate average sales prices and average production costs of oil and gas. Production costs are the costs incurred in lifting the oil and gas to the surface and include gathering, treating, primary processing, field storage, property taxes and insurance on proved properties, but do not include depreciation, depletion and amortization, royalties, income taxes, interest, general and administrative and other expenses.

AVERAGE SALES PRICES AND AVERAGE PRODUCTION COSTS OF OIL AND GAS


                                                                        Other
                                                                      Western         Eastern
                                                          United        Hemi-           Hemi-
For the years ended December 31,                          States       sphere(a,b)     sphere(a)
===================================================    =========    =========       =========
1997
   Oil --   Average sales price ($/bbl.)               $   18.72    $   11.88       $   17.21
   Gas --   Average sales price ($/Mcf)                $    2.39    $      --       $    2.40

   Average oil and gas production cost ($/bbl.)(c)     $    4.17    $    3.73       $    3.63
---------------------------------------------------    ---------    ---------       ---------
1996
   Oil --   Average sales price ($/bbl.)               $   18.98    $   12.66       $   17.66
   Gas --   Average sales price ($/Mcf)                $    2.11    $      --       $    2.23

   Average oil and gas production cost ($/bbl.)(c)     $    4.05    $    3.37       $    4.09
---------------------------------------------------    ---------    ---------       ---------
1995
   Oil --   Average sales price ($/bbl.)               $   15.78    $   10.28       $   15.85
   Gas --   Average sales price ($/Mcf)                $    1.51    $      --       $    2.07

   Average oil and gas production cost ($/bbl.)(c)     $    4.16    $    3.35       $    3.61
---------------------------------------------------    ---------    ---------       ---------


(a) Sales prices include royalties with respect to certain of Occidental's interests.
(b)     Sales prices include fees received under service contracts.
(c) Natural gas volumes have been converted to equivalent barrels based on energy content of six Mcf of gas to one barrel of oil.

   The following table sets forth, for each of the three years in the period ended December 31, 1997, Occidental's net productive and dry exploratory and development wells drilled.



NET PRODUCTIVE AND DRY--EXPLORATORY AND DEVELOPMENT WELLS DRILLED


                                                                           Other
                                                                         Western      Eastern
                                                             United        Hemi-        Hemi-        Total
For the years ended December 31,                             States       sphere       sphere    Worldwide
======================================================    =========    =========    =========    =========
1997
   Oil-- Exploratory                                             --          2.3          1.0          3.3
         Development                                           98.8         15.6         43.6        158.0
   Gas-- Exploratory                                            1.2           --          1.4          2.6
         Development                                           76.0           --          2.1         78.1
   Dry-- Exploratory                                            5.6           --         10.2         15.8
         Development                                           18.1          1.0          1.1         20.2
------------------------------------------------------    ---------    ---------    ---------    ---------
1996
   Oil-- Exploratory                                             --          2.8          3.6          6.4
         Development                                           61.6         23.2         18.4        103.2
   Gas-- Exploratory                                            2.6           --          2.0          4.6
         Development                                          103.2           --          1.7        104.9
   Dry-- Exploratory                                            5.5          2.5          6.2         14.2
         Development                                           15.6          0.5          2.1         18.2
------------------------------------------------------    ---------    ---------    ---------    ---------
1995
   Oil-- Exploratory                                            1.4          0.7          2.0          4.1
         Development                                           79.3         20.6         26.8        126.7
   Gas-- Exploratory                                            9.0           --          1.7         10.7
         Development                                           90.1           --          4.7         94.8
   Dry-- Exploratory                                            5.5          2.7          7.9         16.1
         Development                                           14.5          0.4           --         14.9
------------------------------------------------------    ---------    ---------    ---------    ---------


   The following table sets forth, as of December 31, 1997, Occidental's productive oil and gas wells (both producing wells and wells capable of production). The numbers in parentheses indicate the number of wells with multiple completions.

PRODUCTIVE OIL AND GAS WELLS


                                                                           Other
                                                    United               Western               Eastern                 Total
Wells at December 31, 1997                          States            Hemisphere            Hemisphere             Worldwide
====================================    ==================    ==================    ==================    ==================
Oil-- Gross(a)                          8,634         (250)      411          (-)      798         (46)    9,843        (296)

      Net(b)                            4,955          (57)      282          (-)      421         (34)    5,658         (91)

Gas-- Gross(a)                          3,531         (179)       --          (-)      115          (-)    3,646        (179)

      Net(b)                            2,489          (46)       --          (-)       37          (-)    2,526         (46)
------------------------------------    ------------------    ------------------    ------------------    ------------------


(a) The total number of wells in which interests are owned or which are operated under service contracts.
(b)     The sum of fractional interests.

   The following table sets forth, as of December 31, 1997, Occidental's participation in exploratory and development wells being drilled.


PARTICIPATION IN EXPLORATORY AND DEVELOPMENT WELLS BEING DRILLED


                                                                           Other
                                                                         Western      Eastern
                                                             United        Hemi-        Hemi-        Total
Wells at December 31, 1997                                   States       sphere       sphere    Worldwide
======================================================    =========    =========    =========    =========
Exploratory and development wells-- Gross                        34            5           15           54
                                    Net                          27            4            7           38
------------------------------------------------------    ---------    ---------    ---------    ---------


   At December 31, 1997, Occidental was participating in 43 pressure maintenance and waterflood projects in the United States, 4 in Latin America, 10 in the Middle East and 2 in Russia.

   The following table sets forth, as of December 31, 1997, Occidental's holdings of developed and undeveloped oil and gas acreage.

OIL AND GAS ACREAGE

                                                                           Other
                                                                         Western      Eastern
                                                             United        Hemi-        Hemi-        Total
Thousands of acres                                           States       sphere       sphere    Worldwide
======================================================    =========    =========    =========    =========
Developed(a) --    Gross(b)                                   2,587          129       11,389       14,105
                   Net(c)                                     1,544          120        5,451        7,115
------------------------------------------------------    ---------    ---------    ---------    ---------
Undeveloped(d) --  Gross(b)                                   1,625        2,857       32,472       36,954
                   Net(c)                                       851        2,649       16,382       19,882
------------------------------------------------------    ---------    ---------    ---------    ---------


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

   The following table sets forth, for each of the three years in the period ended December 31, 1997, Occidental's domestic oil and natural gas production.

OIL AND NATURAL GAS PRODUCTION--DOMESTIC


                                                                Oil Production                 Natural Gas Production
                                                  Thousands of barrels per day         Millions of cubic feet per day
                                           -----------------------------------    -----------------------------------
                                                1997         1996         1995         1997         1996         1995
=======================================    =========    =========    =========    =========    =========    =========
California                                         1            2            5           --           --           --
Gulf of Mexico                                    12           10           11          138          154          157
Kansas                                             6            6            6          190          186          193
Louisiana                                          5            6            7           39           43           39
Mississippi                                       --            1            1            5            3            4
New Mexico                                         2            3            3           28           24           22
Oklahoma                                           4            4            5           50           52           57
Texas                                             22           21           21          123          126          128
Wyoming                                           --           --           --            9            9            8
Other States                                       5            4            5           14            4            4
                                           ---------    ---------    ---------    ---------    ---------    ---------
TOTAL                                             57           57           64          596          601          612
=======================================    =========    =========    =========    =========    =========    =========


   The following table sets forth, for each of the three years in the period ended December 31, 1997, Occidental's international oil and natural gas production.

OIL AND NATURAL GAS PRODUCTION--INTERNATIONAL


                                                                Oil Production                 Natural Gas Production
                                                  Thousands of barrels per day         Millions of cubic feet per day
                                           -----------------------------------    -----------------------------------
                                                1997         1996         1995         1997         1996         1995
=======================================    =========    =========    =========    =========    =========    =========
Colombia                                          24           29           30           --           --           --
Congo                                             --            4            9           --           --           --
Ecuador                                           15           18           20           --           --           --
Netherlands                                       --           --           --           72           72           78
Oman                                              14           13           12           --           --           --
Pakistan                                           7            6            6           38           43           49
Peru                                              50           54           58           --           --           --
Qatar                                             45           38           20           --           --           --
Russia                                            26           25           23           --           --           --
Venezuela                                         25           27           21           --           --           --
Yemen                                             14           15           15           --           --           --
                                           ---------    ---------    ---------    ---------    ---------    ---------
TOTAL                                            220          229          214          110          115          127
=======================================    =========    =========    =========    =========    =========    =========